As filed with the Securities and Exchange Commission on January 31, 1996
Registration No. 33-_______
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14
REGISTRATION STATEMENT

                                            UNDER THE SECURITIES ACT OF 1933



       Pre-Effective Amendment No.               [ ]



       Post-Effective Amendment No.             [ ]


Fidelity Fixed-Income Trust
(Exact Name of Registrant as Specified in Charter)
82 Devonshire St., Boston, MA   02109
(Address Of Principal Executive Offices)
Registrant's Telephone Number  (617) 563-7000
Arthur S. Loring, Secretary
82 Devonshire Street
Boston, MA 02109
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment Company Act of 1940; accordingly, no fee is payable herewith because of reliance upon Rule 24f-2. A Rule 24f-2 Notice for the Registrant's most recent fiscal year ended April 30, 1995 was filed with the Commission on June 19, 1995. Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-1A.
It is proposed that this filing will become effective on March 1, 1996, pursuant to Rule 488.

SPARTAN(registered trademark) GOVERNMENT INCOME FUND
CONTENTS OF REGISTRATION STATEMENT
This Registration Statement contains the following papers and documents:

Facing Page
Contents of Registration Statement
Cross Reference Sheet
Letter to Shareholders
Form of Proxy Card
Notice of Special Meeting
Part A - Prospectus/Proxy Statement
Part B- Statement of Additional Information
Part C - Other Information
Signature Pages
Exhibits
FIDELITY FIXED-INCOME TRUST:
SPARTAN(registered trademark) GOVERNMENT INCOME FUND
FORM N-14 CROSS REFERENCE SHEET
PART A

Item Number and Caption                              Prospectus/Proxy Statement Caption

1. Beginning of Registration Statement and Out-      Cover Page
 side Front Cover Page of Prospectus



2. Beginning and Outside Back Cover Page of Pro-       Table of Contents
  spectus



3. Fee Table, Synopsis Information and Risk            Synopsis; Comparative Fee Tables; Comparison of
Factors                                                Principal Risk Factors; The Proposed Transaction



4. Information About the Transaction                   Synopsis; The Proposed Transaction; Exhibit I

5. Information About the Registrant                    Synopsis; Comparison of Principal Risk Factors;
                                                       Miscellaneous; Additional Information About
                                                       Spartan Government Income Fund; Prospectus of
                                                       Spartan Government Income Fund

6. Information About the Company Being Acquired        Cover Page; Miscellaneous

7. Voting Information                                  Voting Information

8. Interest of Certain Persons and Experts             Not Applicable

9. Additional Information Required for Reoffering      Not Applicable
  by Persons Deemed to be
Underwriters


PART B
Item Number and Caption   Statement of Additional Information Caption


10. Cover Page                                       Cover Page

11. Table of Contents                                Table of Contents

12. Additional Information About the Registrant      Prospectus and Statement of Additional
                                                     Information of Spartan Government Income
                                                     Fund

13. Additional Information About the Company Be-     Not applicable
  ing Acquired

14. Financial Statements                             Annual Report of Spartan Long-Term
                                                     Government Bond Fund for the Fiscal Year
                                                     Ended January 31, 1995; Annual Report of
                                                     Spartan Government Income Fund for the
                                                     Fiscal Year Ended April 30, 1995.
                                                     Semiannual Report of Spartan Long-Term
                                                     Government Bond Fund for the Fiscal Period
                                                     Ended July 31, 1995; Semiannual Report of
                                                     Spartan Government Income Fund for the
                                                     Fiscal Period Ended October 31, 1995.
                                                     Pro-Forma Financial Statements for the Year
                                                     Ended October 31, 1995.


PART C         Information required to be included in                 Part
C is set forth under the appropriate             item so numbered, in Part
C of this             Registration Statement
SPARTAN(registered trademark) LONG-TERM GOVERNMENT BOND FUND
Dear Shareholder:
I am writing to let you know about an important proposal to merge Spartan Long-Term Government Bond Fund with another Spartan government bond fund, and to ask you to send in your vote. A Special Meeting of shareholders will be held in May, and the votes submitted in time to be counted at the meeting will decide whether the merger takes place. This package contains information about the proposal and includes all the materials you will need to vote by mail.
Please take the time to read the enclosed materials and cast your vote on the yellow proxy card. PLEASE VOTE PROMPTLY. IT IS EXTREMELY IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN.
HERE IS A BRIEF SUMMARY OF THE PROPOSAL.
The Trustees of Spartan Long-Term Government Bond Fund are recommending that the fund merge with Spartan Government Income Fund, a larger bond fund also managed by Fidelity Management & Research Company. If shareholders vote to approve the merger, Spartan Long-Term Government Bond Fund will cease to exist and you will become a shareholder of Spartan Government Income Fund instead.
Both funds currently have the same portfolio manager, but have different investment policies and goals. Spartan Government Income Fund invests in a broad cross-section of the government bond market, including short, intermediate, and long-term securities. Long-Term Government has invested almost exclusively in long-term bonds. As a result, Government Income has tended to have less volatile performance than Spartan Long-Term Government Bond Fund, rising less in up markets and falling less in down markets. Overall, it follows a more moderate investment style.
If the merger is approved, shareholders of the merged fund will enjoy lower operating expenses for a period of two years. Fidelity has agreed to reduce its management fee from .65% to .60% for this period if the merger is approved. If shareholders vote against the merger, the funds will remain separate and expenses will not be reduced.
The Trustees, most of whom are not affiliated with Fidelity, are responsible for protecting your interests as a shareholder. The Trustees believe that the merger is in shareholders' best interests, and recommend that you vote for the proposal. But the final decision is up to you. VOTING BY MAIL IS QUICK AND EASY. EVERYTHING YOU NEED IS ENCLOSED.
We encourage you to exercise your right as a shareholder and to vote promptly. To cast your vote, simply complete the yellow proxy card enclosed in this package. Be sure to sign the card before mailing it in the postage-paid envelope provided.
If you have any questions before you vote, please call us at 1-800-544-6666. We'll be glad to help you get your vote in quickly. Thank you for your participation in this important initiative for your fund. Sincerely,
Edward C. Johnson 3d
President
[LTG- PXL -396]
Vote this proxy card TODAY!  Your prompt response will
save the expense of additional mailings.
Return the proxy card in the enclosed envelope or mail to:
FIDELITY INVESTMENTS
Proxy Department
P.O. Box 9107
Hingham, MA 02043-9848
PLEASE DETACH AT PERFORATION BEFORE MAILING.
--------------------------------------------------------------------------
--------------------
FIDELITY DEVONSHIRE STREET TRUST: SPARTAN(registered trademark) LONG-TERM GOVERNMENT BOND FUND
PROXY SOLICITED BY THE TRUSTEES
The undersigned, revoking previous proxies, hereby appoint(s) Edward C. Johnson 3d, Arthur S. Loring, and Richard J. Flynn, or any one or more of them, attorneys, with full power of substitution, to vote all shares of Fidelity Devonshire Street Trust: Spartan Long-Term Government Bond Fund, which the undersigned is entitled to vote at the Special Meeting of Shareholders of the fund to be held at the office of the trust at 82 Devonshire St., Boston, MA 02109, on Tuesday, May 7, 1996 at 11:00 a.m. Eastern time and at any adjournments thereof. All powers may be exercised by a majority of said proxy holders or substitutes voting or acting or, if only one votes and acts, then by that one. This Proxy shall be voted on the proposals described in the Proxy Statement as specified on the reverse side. Receipt of the Notice of the Meeting and the accompanying Proxy Statement is hereby acknowledged.
NOTE: Please sign exactly as your name appears on this Proxy. When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian, etc., please so indicate. Corporate and partnership proxies should be signed by an authorized person indicating the person's title.
Date                                        _____________, 1996
_______________________________________
_______________________________________
      Signature(s) (Title(s), if applicable)
  PLEASE SIGN, DATE, AND RETURN
PROMPTLY IN ENCLOSED ENVELOPE
    [cusip # 316128206/fund# 459]

Please refer to the Proxy Statement discussion of this matter.
IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED FOR THE PROPOSAL.
As to any other matter, said attorneys shall vote in accordance with their best judgment.
THE BOARD OF TRUSTEES RECOMMENDS A VOTE FOR  THE FOLLOWING:
--------------------------------------------------------------------------
--------------------
__________________________________________________________________________
___________________

1.   To approve an Agreement and Plan of Reorganization     FOR [  ]    AGAINST [  ]    ABSTAIN [ ]   1.
     between Spartan Long-Term Government Bond Fund
     and Spartan Government Income Fund.


[LTG-PXC-396]    [cusip # 316128206/fund# 459]

SPARTAN(registered trademark) LONG-TERM GOVERNMENT BOND FUND
A FUND OF
FIDELITY DEVONSHIRE TRUST

82 DEVONSHIRE STREET, BOSTON, MASSACHUSETTS 02109
1-800-544-8888
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Spartan Long-Term Government Bond Fund:
 NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the Meeting) of Spartan Long-Term Government Bond Fund (the Fund), will be held at the office of the Fidelity Devonshire Trust, 82 Devonshire Street, Boston, Massachusetts 02109 on Tuesday, May 7, 1996, at 11:00 a.m. Eastern time. The purpose of the Meeting is to consider and act upon the following proposal, and to transact such other business as may properly come before the Meeting or any adjournments thereof.
 (1) To approve an Agreement and Plan of Reorganization (the Agreement) between the Fund and Spartan Government Income Fund. The Agreement provides for the transfer of all of the assets of the Fund to Spartan Government Income Fund in exchange solely for shares of beneficial interest of Spartan Government Income Fund and the assumption by Spartan Government Income Fund of the Fund's liabilities, followed by the distribution of Spartan Government Income Fund shares in liquidation of the Fund.
 The Board of Trustees has fixed the close of business on March 11, 1996 as the record date for the determination of shareholders of the Fund entitled to notice of, and to vote at, such Meeting and any adjournments thereof.
By order of the Board of Trustees,
ARTHUR S. LORING, Secretary
March 11, 1996
YOUR VOTE IS IMPORTANT -
PLEASE RETURN YOUR PROXY CARD PROMPTLY.
SHAREHOLDERS ARE INVITED TO ATTEND THE MEETING IN PERSON. ANY SHAREHOLDER WHO DOES NOT EXPECT TO ATTEND THE MEETING IS URGED TO INDICATE VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD, DATE AND SIGN IT, AND RETURN IT IN THE ENVELOPE PROVIDED, WHICH NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN MAILING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.
INSTRUCTIONS FOR EXECUTING PROXY CARD
 The following general rules for executing proxy cards may be of assistance to you and help you avoid the time involved in validating your vote if you fail to execute your proxy card properly.
1. INDIVIDUAL ACCOUNTS: Your name should be signed exactly as it appears in the registration on the proxy card.
2. JOINT ACCOUNTS: Either party may sign, but the name of the party signing should conform exactly to a name shown in the registration.
3. ALL OTHER ACCOUNTS should show the capacity of the individual signing. This can be shown either in the form of the account registration itself or by the individual executing the proxy card. For example:
 REGISTRATION   VALID
                SIGNATURE

A. 1)   ABC Corp.                       John Smith,
                                        Treasurer

 2)     ABC Corp.                       John Smith,
                                        Treasurer

        c/o John Smith, Treasurer

B. 1)   ABC Corp. Profit Sharing Plan   Ann B. Collins,
                                        Trustee

 2)     ABC Trust                       Ann B. Collins,
                                        Trustee

 3)     Ann B. Collins, Trustee         Ann B. Collins,
                                        Trustee

        u/t/d 12/28/78

C. 1)   Anthony B. Craft, Cust.         Anthony B. Craft

        f/b/o Anthony B. Craft, Jr.

        UGMA


SPARTAN(registered trademark) LONG-TERM GOVERNMENT BOND FUND
A FUND OF FIDELITY DEVONSHIRE STREET TRUST

82 DEVONSHIRE STREET, BOSTON, MASSACHUSETTS 02109
1-800-544-8888
PROXY STATEMENT AND PROSPECTUS
MARCH 11, 1996
 This Proxy Statement and Prospectus (Proxy Statement) is being furnished to shareholders of Spartan Long-Term Government Bond Fund (Long-Term Government), a fund of Fidelity Devonshire Trust (the trust), in connection with the solicitation of proxies by the trust's Board of Trustees for use at the Special Meeting of Shareholders of the Fund and at any adjournments thereof (the Meeting). The Meeting will be held on Tuesday, May 7, 1996, at 11:00 a.m. Eastern time at 82 Devonshire Street, Boston, Massachusetts 02109, the principal executive office of the trust.
 As more fully described in the Proxy Statement, the purpose of the Meeting is to vote on a proposed reorganization (the Reorganization). Pursuant to an Agreement and Plan of Reorganization (the Agreement), Long-Term Government would transfer all of its assets to Spartan Government Income Fund (Government Income), a fund of Fidelity Fixed-Income Trust, in exchange solely for shares of beneficial interest of Government Income and the assumption by Government Income of Long-Term Government's liabilities. The number of shares to be issued in the proposed Reorganization will be based upon the relative net asset values of the funds at the time of the exchange. As provided in the Agreement, Long-Term Government will distribute shares of Government Income to its shareholders so that each shareholder receives the number of full and fractional shares of Government Income equal in value to the aggregate net asset value of the shares of Long-Term Government held by such shareholder on May 31, 1996, or such other date as the parties may agree (the Closing Date). Following the distribution, Long-Term Government will have neither assets, liabilities, nor shareholders, and it is expected that the trust's Board of Trustees will liquidate Long-Term Government as soon as practical.
 Government Income, a government bond fund, is a diversified fund of Fidelity Fixed-Income Trust, an open-end management investment company organized as a Massachusetts business trust on September 5, 1984. Government Income's investment objective is to seek a high level of current income. Government Income seeks to achieve its investment objective by investing principally in U.S. government securities (securities issued or guaranteed by the U.S. government or its agencies or instrumentalities) of any maturity.
 This Proxy Statement is accompanied by the Prospectus of Government Income (dated June 24, 1995), which is incorporated herein by reference and should be retained for future reference. These documents set forth concisely the information about the Reorganization, Long-Term Government and Government Income that a shareholder should know before voting on the proposed Reorganization. A Prospectus and Statement of Additional Information for Long-Term Government, both dated March 22, 1995, and a Statement of Additional Information dated June 24, 1995 for Government Income have been filed with the Securities and Exchange Commission and are incorporated herein by reference. Copies of these documents may be obtained without charge by contacting Fidelity Distributors Corporation at 82 Devonshire Street, Boston, Massachusetts 02109 or by calling 1-800-544-8888.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
VOTING INFORMATION
SYNOPSIS
COMPARISON OF PRINCIPAL RISK FACTORS
THE PROPOSED TRANSACTION
ADDITIONAL INFORMATION ABOUT SPARTAN(registered trademark) GOVERNMENT
INCOME FUND
MISCELLANEOUS
EXHIBIT 1.  AGREEMENT AND PLAN OF REORGANIZATION
SPARTAN(registered trademark) LONG-TERM GOVERNMENT BOND FUND
(A FUND OF FIDELITY DEVONSHIRE STREET TRUST)

82 DEVONSHIRE STREET, BOSTON, MASSACHUSETTS 02109

PROXY STATEMENT
SPECIAL MEETING OF SHAREHOLDERS OF
FIDELITY DEVONSHIRE STREET TRUST: SPARTAN(registered trademark) LONG-TERM GOVERNMENT BOND FUND
TO BE HELD ON
 MAY 7, 1996
_________________________________
VOTING INFORMATION
 This Proxy Statement and Prospectus (Proxy Statement) is furnished in connection with a solicitation of proxies made by, and on behalf of, the Board of Trustees of Fidelity Devonshire Trust (the trust) to be used at the Special Meeting of Shareholders of Spartan Long-Term Government Bond Fund (Long-Term Government) and at any adjournments thereof (the Meeting), to be held on Tuesday, May 7, 1996 at 11:00 a.m. Eastern time at 82 Devonshire Street, Boston, Massachusetts 02109, the principal executive office of the trust and Fidelity Management & Research Company (FMR), Long-Term Government's investment adviser. The purpose of the Meeting is set forth in the accompanying Notice. The solicitation is made primarily by the mailing of this Proxy Statement and the accompanying proxy card on or about March 11, 1996. Supplementary solicitations may be made by mail, telephone, telegraph, or by personal interview by representatives of the trust. In addition, D.F. King & Co. may be paid on a per-call basis to solicit shareholders on behalf of Long-Term Government at an anticipated cost of approximately $1,750. The expenses in connection with preparing this Proxy Statement and its enclosures and of all solicitations will be borne by FMR. FMR will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of shares.
 If a quorum is not present at the Meeting, or if a quorum is present but sufficient votes to approve the proposal are not received, or if other matters arise requiring shareholder attention, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares present at the Meeting or represented by proxy. When voting on a proposed adjournment, the persons named as proxies will vote FOR the proposed adjournment all shares that they are entitled to vote, unless directed to vote AGAINST the item, in which case such shares will be voted against the proposed adjournment with respect to that item. A shareholder vote may be taken on one or more of the items in this Proxy Statement or on any other business properly presented at the meeting prior to such adjournment if sufficient votes have been received and it is otherwise appropriate.
 If the enclosed proxy card is executed and returned, it may nevertheless be revoked at any time prior to its use by written notification received by the trust, by the execution of a later-dated proxy card, or by attending the Meeting and voting in person. All proxy cards solicited by the Board of Trustees that are properly executed and received by the Secretary prior to the Meeting, and which are not revoked, will be voted at the Meeting. Shares represented by such proxies will be voted in accordance with the instructions thereon. If no specification is made on a proxy card, it will be voted FOR the matters specified on the proxy card. Only proxies voted will be counted towards establishing a quorum. Broker non-votes are not considered voted for this purpose. Shareholders should note that while votes to ABSTAIN will count toward establishing a quorum, passage of any proposal being considered at the Meeting will occur only if a sufficient number of votes are cast FOR the proposal. Accordingly, votes to ABSTAIN and votes AGAINST will have the same effect in determining whether the proposal is approved.
 Long-Term Government may also choose to have votes recorded by telephone. D.F. King may be paid on a per-call basis for vote-by-phone solicitations on behalf of Long-Term Government at an anticipated cost of approximately $2,000. If the Fund records votes by telephone, it will use procedures designed to authenticate shareholders' identities, to allow shareholders to authorize the voting of their shares in accordance with their instructions, and to confirm that their instructions have been properly recorded.
Proxies given by telephone may be revoked at any time before they are voted in the same manner that proxies voted by mail may be revoked.
 On December 31, 1995 there were 23,396,584.712 shares of Spartan Government Income Fund (Government Income) issued and outstanding.
 On December 31, 1995 there were 9,316,037.275 shares of Long-Term Government issued and outstanding. Shareholders of record of Long-Term Government at the close of business on March 11, 1996 will be entitled to vote at the Meeting. Each such shareholder will be entitled to one vote for each dollar value of net asset value held on that date.
 As of December 31, 1995, the Trustees and officers of the funds owned, in the aggregate, less than 1% of each fund's total outstanding shares.
VOTE REQUIRED: Approval of the Agreement and Plan of Reorganization (the Agreement) requires the affirmative vote of a "majority of the outstanding voting securities" of Long-Term Government. Under the Investment Company Act of 1940 (the 1940 Act), a "majority vote of the outstanding voting securities" means the affirmative vote of the lesser of (a) 67% or more of the voting securities present at the Meeting or represented by proxy if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or (b) more than 50% of the outstanding voting securities. Broker non-votes are not considered "present" for this purpose. SYNOPSIS
 The following is a summary of certain information contained elsewhere in this Proxy Statement, in the Agreement, and in the Prospectuses of Long-Term Government and Government Income, which are incorporated herein by this reference. Shareholders should read the entire Proxy Statement and the Prospectus of Government Income carefully for more complete information.
 The proposed reorganization (the Reorganization) would merge Long-Term Government into Government Income, a larger bond fund also managed by FMR. If the Reorganization is approved, Long-Term Government will cease to exist and current shareholders will become shareholders of Government Income instead. As discussed more fully below, the Board of Trustees believes that the Reorganization will benefit Long-Term Government shareholders.
 The primary focus of both Long-Term Government and Government Income (together the Funds and each individually a Fund) is to seek income by investing in U.S. Government securities. Long-Term Government, however, invests for a combination of income and capital growth, while Government Income seeks a high level of current income as its investment objective. Government Income invests in a broader range of securities than Long-Term Government and has generally maintained an intermediate-term rather than long-term average portfolio maturity. As a result, Government Income has experienced more moderate performance than Long-Term Government, combining lower long-term returns with significantly lower volatility. The Funds currently have the same portfolio manager.
 Both Funds have identical expense ratios. If the Reorganization is approved, FMR has agreed to limit the management fee (which covers substantially all of the Funds' expenses) of the combined fund to .60% of the Fund's average net assets for two years following the effective date of the Reorganization. Thus, the Reorganization will have the effect of lowering the expense ratio of the combined fund for a period of two years commencing on the first business day following the effective date of the Reorganization. After that time, FMR expects that Government Income's expense ratio will return to .65% of the Fund's average net assets.
 The Funds generally have the same service features, with the exception of their dividend policies. Unlike most bond funds, Long-Term Government declares and pays its dividends quarterly. On the other hand, Government Income, like a typical bond fund, declares its dividends daily and pays them monthly.
THE PROPOSED REORGANIZATION
 Shareholders of Long-Term Government will be asked at the Meeting to vote upon and approve the Reorganization and the Agreement, which provides for the acquisition by Government Income of all of the assets of Long-Term Government in exchange solely for shares of Government Income and the assumption by Government Income of the liabilities of Long-Term Government. Long-Term Government will then distribute the shares of Government Income to its shareholders, so that each shareholder will receive the number of full and fractional shares of Government Income equal in value to the aggregate net asset value of the shareholder's shares of Long-Term Government on the Closing Date (defined below). The exchange of Long-Term Government's assets for Government Income's shares will occur at 4:00 p.m. Eastern time on May 31, 1996, or such other time and date as the parties may agree (the Closing Date). Long-Term Government will then be liquidated as soon as practicable thereafter.
 The rights and privileges of the former shareholders of Long-Term Government will be effectively unchanged by the Reorganization other than as described below under "Dividends and other Distributions."
COMPARATIVE FEE TABLES
 As part of Fidelity's "Spartan" family of mutual funds, both Funds share identical fee structures. Each Fund's management fee is calculated and paid to FMR every month at the annual rate of .65% of the Fund's average net assets. This all-inclusive fee represents each Fund's total operating expenses. FMR not only provides the Funds with investment advisory and research services, but also pays all of the Funds' expenses, with the exception of fees and expenses of all Trustees of each trust who are not "interested persons" of the trust or FMR; interest on borrowings; taxes; brokerage commissions (if any); and such nonrecurring expenses as may arise, including costs of any litigation to which a Fund may be a party, and any obligation it may have to indemnify the officers and Trustees with respect to litigation. The management fee that each Fund pays FMR is reduced by an amount equal to the fees of the non-interested Trustees. If the Reorganization is approved, FMR will voluntarily limit its management fee to .60% of the average net assets of Government Income for a period of two years following the effective date of the Reorganization. If the proposed Reorganization is not approved, each Fund's total operating expenses will remain .65% of average net assets.
 To help offset shareholder service costs, both Funds have the same fees for individual transactions. FMR affiliates collect the Funds' $5.00 exchange fees, $5.00 account closeout fees, $5.00 fees for wire purchases and redemptions, and the $2.00 checkwriting charges. These fees are waived if a shareholder's account balance at the time of the transaction is $50,000 or more. Fidelity also reserves the right to deduct an annual maintenance fee of $12.00 from accounts with a value of less than $2,500, subject to an annual maximum charge of $60.00 per shareholder. These fees will not be affected by the Reorganization. For more information about the Funds' fees, refer to their Prospectuses, which are incorporated by reference herein (and, in the case of Government Income, which accompanies this Proxy Statement).
 The following table shows the current fees and expenses of Government Income and Long-Term Government for the year ended October 31, 1995 and pro forma fees for the combined fund based on the same period after giving effect to the Reorganization, including the effect of FMR's fee reduction from .65% to .60%.
ANNUAL FUND OPERATING EXPENSES
(as a percentage of average net assets)
     Annual fund operating expenses are paid out of each Fund's assets. Expenses are factored into the Fund's share price or dividends and are not charged directly to shareholder accounts. The following are projections based on historical expenses and are calculated as a percentage of average net assets.

                                                                   PRO FORMA EXPENSES
                        GOVERNMENT INCOME   LONG-TERM GOVERNMENT   COMBINED FUNDA

Management Fees         0.65%               0.65%                  0.60%

Other Expenses          0.00%               0.00%                  0.00%

Total Fund Operating    0.65%               0.65%                  0.60%
Expenses


EXAMPLES OF EFFECT OF FUND EXPENSES
 The following table illustrates the expenses on a hypothetical $1,000 investment in each Fund under the current and pro forma (combined fund) expenses calculated at the rates stated above, assuming a 5% annual return and including the effect of the $5.00 account closeout fee.


                    AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Government Income   $12            $26             $41             $86

Long-Term           $12            $26             $41             $86
Government

Combined FundA      $11            $25             $40             $85


A Projected expenses are voluntarily limited to .60% for the first two years of operation of the combined fund, at which point the expenses are expected to revert to the current rate of .65% of average net assets.
 This example assumes that all dividends and other distributions are reinvested and that the percentage amounts listed under Annual Fund Operating Expenses remain the same in the years shown. These examples illustrate the effect of expenses, but are not meant to suggest actual or expected costs, which may vary. The assumed return of 5% is not a prediction of, and does not represent, actual or expected performance of any fund.

FORMS OF ORGANIZATION
 Long-Term Government is a non-diversified fund of Fidelity Devonshire Trust, an open-end management investment company organized as a Massachusetts business trust on May 31, 1985. Government Income is a diversified fund of Fidelity Fixed-Income Trust, an open-end management investment company organized as a Massachusetts business trust on September 5, 1984. Both trusts are authorized to issue an unlimited number of shares of beneficial interest. Because Long-Term Government and Government Income are series of Massachusetts business trusts, organized under substantially similar Declarations of Trust, the rights of the security holders of Long-Term Government under state law and the governing documents are expected to remain unchanged after the Reorganization. For more information regarding shareholder rights, refer to the section of the Funds' Statements of Additional Information called "Description of the Trust."
INVESTMENT OBJECTIVE AND POLICIES
 The investment objectives and policies of the Funds are set forth below. There can be no assurance that either Fund will achieve its objective.
 As a general matter, the Funds have similar investment objectives and policies in that both seek income by investing in government securities. However, Government Income seeks high current income, whereas Long-Term Government seeks income and growth of capital. The difference in the Funds' dollar-weighted average maturities is the most significant distinction between the Funds. Although both Funds may invest in securities of any maturity, Long-Term Government generally maintains a dollar-weighted average maturity of 10 years or longer, whereas Government Income generally maintains a shorter dollar-weighted average maturity. Securities with longer maturities potentially provide higher yields than short-term securities but may involve more risk.
 The investment objective of each Fund is fundamental and may not be changed without the approval of a vote of at least a majority of the outstanding voting securities of the Fund. With the exception of fundamental policies, investment policies of the Funds can be changed without shareholder approval. The difference between the Funds discussed below, except as noted, could be changed without a vote of shareholders.

COMPARISON OF OTHER POLICIES OF THE FUNDS

 U.S. GOVERNMENT SECURITIES. Although both Funds seek to achieve their investment objectives by investing primarily in government securities, Government Income does so by investing exclusively in U.S. government securities, or in instruments that are backed by or related to U.S. government securities, whereas Long-Term Government has the flexibility to invest in other types of securities, such as those issued by corporations and foreign governments and currency exchange contracts. These investments generally carry greater risk than U.S. government securities. For a discussion of the risks of investing in corporations, foreign securities and currency exchange contracts, see the section entitled "Comparison of Principal Risk Factors." Long-Term Government's ability to invest in foreign securities, corporations, and currency exchange contracts has not been a significant distinction between the Funds, because in practice Long-Term Government has owned only U.S. government securities or instruments that are backed by or related to U.S. government securities since June 1994.
 FMR normally invests at least 65% of Government Income's total assets in U.S. government securities. Similarly, FMR normally invests at least 65% of Long-Term Government's total assets in U.S. government securities and repurchase agreements secured by U.S. government securities. U.S. Government securities are high-quality debt securities issued or guaranteed by the U.S. Treasury or by an agency or instrumentality of the U.S. government.
 DIVERSIFICATION. Long-Term Government also differs from Government Income with respect to its policies on diversification. Unlike Government Income, Long-Term Government is a non-diversified fund. Generally, to meet federal tax requirements at the close of each quarter, Long-Term Government does not invest more than 25% of its total assets in any one issuer and, with respect to 50% of total assets, does not invest more than 5% of its total assets in any one issuer. Government Income, as a matter of fundamental policy, may invest no more than 25% of its total assets in any one issuer but with respect to 75% of total assets, may invest no more than 5% in any one issuer. Because these limitations do not apply to U.S. government securities, which constitute substantially all of the Funds' investment portfolios, these different diversification requirements do not, in practice, result in significant differences between the Funds.
 QUALITY OF INVESTMENTS. Long-Term Government has the flexibility to invest in lower quality securities than Government Income. Long-Term Government limits its investments at the time of purchase to those rated A-quality or above by Moody's Investors Service, Inc. (Moody's), or rated in the equivalent categories by any other nationally recognized rating service or unrated but judged to be of equivalent quality by FMR. These securities are upper-medium to high quality. Government Income, in contrast, invests exclusively in U.S. government or government-related securities, which are of the highest quality (AAA-quality). The difference in the Funds' quality policies should not have any significant impact with respect to an investment in either Fund, because Long-Term Government has invested over 90% of its assets in AAA-quality securities since October 1993 and has invested entirely in AAA-quality securities since June 1994.
 OTHER INVESTMENT POLICIES. With respect to borrowing, each Fund may borrow an amount equal to not more than 33 1/3% of its total assets for temporary or emergency purposes from banks or from other funds advised by FMR or through reverse repurchase agreements. With respect to lending, Long-Term Government may lend not more than 33 1/3% of its total assets to broker-dealers and institutions, including Fidelity Brokerage Services Inc., (FBSI), an affiliate of FMR, or to other funds advised by FMR, as a means of earning income. In addition, Long-Term Government may acquire loans, loan participations, or other forms of direct debt instruments. Government Income does not currently intend to make loans (although the Fund may enter into repurchase agreements), but may choose to make loans in the future. Long-Term Government's ability to lend does not represent a significant distinction between the Funds, because neither Fund currently makes loans (except through repurchase agreements).
 In addition, both Funds may invest up to 10% of their assets in illiquid securities and may enter into when-issued and delayed delivery transactions. As stated above, for more information about the risks and restrictions associated with these polices see each Fund's Prospectus, which is incorporated by reference herein (and, in the case of Government Income, which accompanies this Proxy Statement), and for a more detailed discussion about the Funds' investments see their Statements of Additional Information, which are incorporated by reference herein.
OPERATIONS OF GOVERNMENT INCOME FOLLOWING THE REORGANIZATION
 FMR does not expect Government Income to revise its investment policies as a result of the Reorganization. In addition, FMR does not anticipate significant changes to the Fund's management or to agents that provide the Fund with services. Specifically, the Trustees and officers, the investment adviser, distributor, and other agents will continue to serve Government Income in their current capacities. The Funds currently have the same portfolio manager, Robert Ives, who will continue to be responsible for Government Income's portfolio management after the Reorganization.
 All of the current assets of Long-Term Government are permissible investments for Government Income. However, as explained above, the dollar-weighted average maturity of Long-Term Government's portfolio is considerably longer than that of Government Income's portfolio. Therefore, if the Reorganization is approved, it is anticipated that Long-Term Government and Government Income may sell a portion of their assets prior to or after the Closing Date so that the portfolio of the combined fund will be more consistent with the current dollar-weighted average maturity of Government Income's current portfolio. The proceeds of such sales will be held in temporary investments or will be reinvested in assets with shorter maturities. Any transaction costs associated with such adjustment to the portfolios of Long-Term Government and Government Income will be borne by Long-Term Government and Government Income respectively.
PURCHASES AND REDEMPTIONS
 The purchase and redemption policies for both Funds are substantially the same and will remain unchanged after the Reorganization.
 Both Funds' share price, or net asset value per share (NAV), is calculated every business day. Shares of both Funds are sold without a sales charge. Shares are purchased at the next share price calculated after an investment is received and accepted. Share price is normally calculated at 4:00 p.m. Eastern time. Refer to a Fund's Prospectus for more information regarding how to buy shares.
 Shares of both Funds may be redeemed on any business day at their NAV. Shares of both Funds are redeemed at the next share price calculated after an order is received and accepted, normally 4:00 p.m. Eastern time.
 On or about January 18, 1996, Long-Term Government's shares will cease to be sold to new investors, so that starting on January 19, 1996, the Fund's shares will no longer be available for purchase or exchange to non-shareholders. However, existing shareholders of Long-Term Government will continue to be able to purchase shares of Long-Term Government up to March 11, 1996 (the Record Date). As of the Record Date, Long-Term Government will be closed to all new and subsequent purchases with the exception of reinvestment of dividends or other distributions.
EXCHANGES
 The exchange privilege currently offered by both Funds is the same and is not expected to change after the Reorganization. Shareholders of the Funds may exchange their shares of a Fund for shares of any other Fidelity fund registered in a shareholder's state. Exchanges are subject to a $5.00 exchange fee. Refer to each Fund's Prospectus for restrictions governing exchanges.
DIVIDENDS AND OTHER DISTRIBUTIONS
 Each Fund distributes substantially all of its net investment income and capital gains to shareholders each year. Government Income declares dividends daily and pays them monthly. Long-Term Government declares dividends quarterly in March, June, September, and December and normally distributes capital gains in March and December. On or before the Closing Date, Long-Term Government will distribute substantially all of its investment company taxable income and net realized capital gain, if any, in order to maintain its tax status as a regulated investment company.
FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION
 Each Fund has received an opinion of its counsel, Kirkpatrick & Lockhart LLP, that the Reorganization will constitute a tax-free reorganization within the meaning of Section 368 (a)(1)(C) of the Internal Revenue Code of 1986, as amended (the Code). Accordingly, no gain or loss will be recognized to the Funds or their shareholders as a result of the Reorganization. Please see the section entitled "Federal Income Tax Considerations" for more information.
 Long-Term Government and Government Income have capital loss carryforwards for federal tax purposes of $3,934,668 and $13,235,380 as of January 31, 1995 and April 30, 1995, respectively. Under current federal tax law, Government Income may be limited to using only a portion, if any, of the capital loss carryforward transferred by Long-Term Government at the time of the Reorganization. There is no assurance that Government Income will be able to realize sufficient capital gains to use its capital loss carryforward as well as a portion, if any, of Long-Term Government's capital loss carryforward, before they expire. The capital loss carryforward attributable to Long-Term Government expires on April 30, 2002. The capital loss carryforward attributable to Government Income expires on April 30, 2003.
COMPARISON OF PRINCIPAL RISK FACTORS
 Both Funds experience the typical risks of bond funds that invest in U.S. government securities. As described more fully below, however, Long-Term Government involves a significantly higher level of interest rate risk than Government Income (and higher than most competitive government bond funds), because of its focus on long-term securities. The longer dollar-weighted average maturity of Long-Term Government's portfolio means that its returns tend to be more sensitive to interest rate changes, and, therefore, more volatile than Government Income's.
 AVERAGE PORTFOLIO MATURITY. As described above, Government Income may invest in securities of any maturity but maintains an interest rate sensitivity that approximates that of government bonds with maturities between five and ten years. In contrast, Long-Term Government generally invests in longer-term bonds and normally maintains a dollar-weighted average maturity of 10 years or longer. In general, the performance of funds that invest in fixed-income securities is related to changes in interest rates. Funds that hold short-term bonds are usually less affected by changes in interest rates than long-term bond funds. For that reason, long-term bond funds typically offer higher yields and carry more risk than short-term bond funds. Accordingly, investing in Long-Term Government may involve a higher degree of risk than investing in Government Income. At the same time, while the longer average maturity of Long-Term Government's assets has resulted in significantly greater volatility during the three years ended December 31, 1995, it also has resulted in higher cumulative total returns for the same period.
 The following table compares the Funds' recent calendar year total returns. Please note that total returns are based on past results and are not an indication of future performance. In addition to portfolio maturity, performance is also affected by changes in interest rates, market conditions and other political and economic news.

                                                Three Years Ended
                                                December 31, 1995
                    1993     1994      1995     (cumulative)

Long-Term           16.65%   -12.26%   30.43%       33.49%
Government

Government Income    7.34%   - 3.59%   18.17%       22.29%

 The following graph shows the value of a hypothetical $10,000 investment in each Fund made on December 31, 1992, assuming all distributions are reinvested. The graph compares the cumulative returns of the Funds on a monthly basis over the same three calendar years, and illustrates the different short-term volatility of their performance.
[TO BE INSERTED]
Performance Reporting & Analysis
        Mon Jan 29 09:36:24 EST 1996
Spartan Government Income Fund (00453)
Hypothetical illustrating the growth of a no-load $10,000.00 investment made on Dec 31 1992.
All distributions have been reinvested.
Final value does not reflect the effect of the $5 close out fee.
     Date    Total Shares     Total Value
12/31/92         927.644       10,000.00
01/04/93         927.644       10,055.66
01/05/93         927.644       10,037.11
01/06/93         927.644       10,027.83
01/07/93         927.644        9,972.17
01/08/93         927.644        9,972.17
01/11/93         927.644        9,981.45
01/12/93         927.644        9,953.62
01/13/93         927.644        9,962.89
01/14/93         927.644        9,981.45
01/15/93         927.644       10,009.28
01/18/93         927.644       10,009.28
01/19/93         927.644       10,009.28
01/20/93         927.644       10,000.00
01/21/93         927.644       10,009.28
01/22/93         927.644       10,018.55
01/25/93         927.644       10,046.38
01/26/93         927.644       10,027.83
01/27/93         927.644       10,018.55
01/28/93         927.644       10,037.11
01/29/93         932.576       10,109.13
02/01/93         932.576       10,118.45
02/02/93         932.576       10,090.48
02/03/93         932.576       10,099.80
02/04/93         932.576       10,127.78
02/05/93         932.576       10,155.76
02/08/93         932.576       10,127.78
02/09/93         932.576       10,109.13
02/10/93         932.576       10,081.15
02/11/93         932.576       10,109.13
02/12/93         932.576       10,127.78
02/16/93         932.576       10,127.78
02/17/93         932.576       10,146.43
02/18/93         932.576       10,183.73
02/19/93         932.576       10,165.08
02/22/93         932.576       10,174.41
02/23/93         932.576       10,221.04
02/24/93         932.576       10,202.39
02/25/93         932.576       10,183.73
02/26/93         937.616       10,248.14
03/01/93         937.616       10,285.65
03/02/93         937.616       10,266.90
03/03/93         937.616       10,304.40
03/04/93         937.616       10,323.15
03/05/93         937.616       10,295.03
03/08/93         937.616       10,323.15
03/09/93         937.616       10,313.78
03/10/93         937.616       10,295.03
03/11/93         937.616       10,295.03
03/12/93         937.616       10,229.39
03/15/93         937.616       10,201.26
03/16/93         937.616       10,238.77
03/17/93         937.616       10,248.14
03/18/93         937.616       10,257.52
03/19/93         937.616       10,248.14
03/22/93         937.616       10,248.14
03/23/93         937.616       10,257.52
03/24/93         937.616       10,248.14
03/25/93         937.616       10,238.77
03/26/93         937.616       10,191.89
03/29/93         937.616       10,220.02
03/30/93         937.616       10,229.39
03/31/93         942.700       10,275.43
04/01/93         942.700       10,266.01
04/02/93         942.700       10,218.87
04/05/93         942.700       10,228.30
04/06/93         942.700       10,247.15
04/07/93         942.700       10,256.58
04/08/93         942.700       10,313.14
04/12/93         942.700       10,332.00
04/13/93         942.700       10,332.00
04/14/93         942.700       10,341.42
04/15/93         942.700       10,350.85
04/16/93         942.700       10,341.42
04/19/93         942.700       10,350.85
04/20/93         942.700       10,341.42
04/21/93         942.700       10,350.85
04/22/93         942.700       10,350.85
04/23/93         942.700       10,341.42
04/26/93         942.700       10,332.00
04/27/93         942.700       10,303.71
04/28/93         942.700       10,303.71
04/29/93         942.700       10,322.57
04/30/93         947.390       10,354.97
05/03/93         947.390       10,383.39
05/04/93         947.390       10,392.87
05/05/93         947.390       10,392.87
05/06/93         947.390       10,402.34
05/07/93         947.390       10,373.92
05/10/93         947.390       10,402.34
05/11/93         947.390       10,402.34
05/12/93         947.390       10,383.39
05/13/93         947.390       10,354.97
05/14/93         947.390       10,354.97
05/17/93         947.390       10,326.55
05/18/93         947.390       10,298.13
05/19/93         947.390       10,307.60
05/20/93         947.390       10,317.08
05/21/93         947.390       10,307.60
05/24/93         947.390       10,326.55
05/25/93         947.390       10,326.55
05/26/93         947.390       10,354.97
05/27/93         947.390       10,354.97
05/28/93         952.161       10,397.59
06/01/93         952.161       10,426.16
06/02/93         952.161       10,416.64
06/03/93         952.161       10,416.64
06/04/93         961.850       10,397.59
06/07/93         961.850       10,407.21
06/08/93         961.850       10,416.83
06/09/93         961.850       10,445.69
06/10/93         961.850       10,445.69
06/11/93         961.850       10,474.54
06/14/93         961.850       10,464.92
06/15/93         961.850       10,464.92
06/16/93         961.850       10,464.92
06/17/93         961.850       10,474.54
06/18/93         961.850       10,464.92
06/21/93         961.850       10,484.16
06/22/93         961.850       10,484.16
06/23/93         961.850       10,484.16
06/24/93         961.850       10,503.40
06/25/93         961.850       10,513.02
06/28/93         961.850       10,522.63
06/29/93         961.850       10,513.02
06/30/93         966.187       10,570.08
07/01/93         966.187       10,570.08
07/02/93         966.187       10,570.08
07/06/93         966.187       10,560.42
07/07/93         966.187       10,560.42
07/08/93         966.187       10,560.42
07/09/93         966.187       10,579.75
07/12/93         966.187       10,579.75
07/13/93         966.187       10,579.75
07/14/93         966.187       10,618.39
07/15/93         966.187       10,618.39
07/16/93         966.187       10,618.39
07/19/93         966.187       10,628.05
07/20/93         966.187       10,618.39
07/21/93         966.187       10,589.41
07/22/93         966.187       10,560.42
07/23/93         966.187       10,550.76
07/26/93         966.187       10,560.42
07/27/93         966.187       10,560.42
07/28/93         966.187       10,579.75
07/29/93         966.187       10,608.73
07/30/93         970.018       10,631.39
08/02/93         970.018       10,621.69
08/03/93         970.018       10,631.39
08/04/93         970.018       10,621.69
08/05/93         970.018       10,621.69
08/06/93         970.018       10,621.69
08/09/93         970.018       10,641.09
08/10/93         970.018       10,641.09
08/11/93         970.018       10,650.79
08/12/93         970.018       10,641.09
08/13/93         970.018       10,650.79
08/16/93         970.018       10,660.49
08/17/93         970.018       10,650.79
08/18/93         970.018       10,660.49
08/19/93         970.018       10,670.19
08/20/93         970.018       10,679.89
08/23/93         970.018       10,679.89
08/24/93         970.018       10,689.59
08/25/93         970.018       10,708.99
08/26/93         970.018       10,738.10
08/27/93         970.018       10,728.39
08/30/93         970.018       10,728.39
08/31/93         974.134       10,773.92
09/01/93         974.134       10,773.92
09/02/93         974.134       10,773.92
09/03/93         974.134       10,812.89
09/07/93         974.134       10,832.37
09/08/93         974.134       10,832.37
09/09/93         974.134       10,783.67
09/10/93         974.134       10,822.63
09/13/93         974.134       10,812.89
09/14/93         974.134       10,754.44
09/15/93         974.134       10,744.70
09/16/93         974.134       10,754.44
09/17/93         974.134       10,744.70
09/20/93         974.134       10,725.22
09/21/93         974.134       10,695.99
09/22/93         974.134       10,705.74
09/23/93         974.134       10,715.48
09/24/93         974.134       10,715.48
09/27/93         974.134       10,754.44
09/28/93         974.134       10,764.18
09/29/93         974.134       10,734.96
09/30/93         978.189       10,760.08
10/01/93         978.189       10,779.65
10/04/93         978.189       10,779.65
10/05/93         978.189       10,769.86
10/06/93         978.189       10,769.86
10/07/93         978.189       10,760.08
10/08/93         978.189       10,828.56
10/11/93         978.189       10,838.34
10/12/93         978.189       10,838.34
10/13/93         978.189       10,818.77
10/14/93         978.189       10,838.34
10/15/93         978.189       10,848.12
10/18/93         978.189       10,808.99
10/19/93         978.189       10,818.77
10/20/93         978.189       10,828.56
10/21/93         978.189       10,779.65
10/22/93         978.189       10,750.30
10/25/93         978.189       10,730.74
10/26/93         978.189       10,750.30
10/27/93         978.189       10,740.52
10/28/93         978.189       10,760.08
10/29/93         981.822       10,780.41
11/01/93         981.822       10,721.50
11/02/93         981.822       10,682.23
11/03/93         981.822       10,672.41
11/04/93         981.822       10,633.14
11/05/93         981.822       10,603.68
11/08/93         981.822       10,623.32
11/09/93         981.822       10,652.77
11/10/93         981.822       10,633.14
11/11/93         981.822       10,633.14
11/12/93         981.822       10,672.41
11/15/93         981.822       10,652.77
11/16/93         981.822       10,662.59
11/17/93         981.822       10,652.77
11/18/93         981.822       10,633.14
11/19/93         981.822       10,574.23
11/22/93         981.822       10,554.59
11/23/93         981.822       10,593.86
11/24/93         981.822       10,593.86
11/26/93         981.822       10,613.50
11/29/93         981.822       10,642.95
11/30/93         986.408       10,653.21
12/01/93         986.408       10,653.21
12/02/93         986.408       10,663.07
12/03/93        1000.275       10,672.94
12/06/93        1000.275       10,722.95
12/07/93        1000.275       10,732.96
12/08/93        1000.275       10,752.96
12/09/93        1000.275       10,762.96
12/10/93        1000.275       10,732.96
12/13/93        1000.275       10,702.95
12/14/93        1000.275       10,672.94
12/15/93        1000.275       10,662.94
12/16/93        1000.275       10,662.94
12/17/93        1000.275       10,682.94
12/20/93        1000.275       10,682.94
12/21/93        1000.275       10,662.94
12/22/93        1000.275       10,722.95
12/23/93        1000.275       10,732.96
12/27/93        1000.275       10,732.96
12/28/93        1000.275       10,742.96
12/29/93        1000.275       10,732.96
12/30/93        1000.275       10,692.94
12/31/93        1005.055       10,733.98
01/03/94        1005.055       10,683.73
01/04/94        1005.055       10,703.83
01/05/94        1005.055       10,693.78
01/06/94        1005.055       10,723.93
01/07/94        1005.055       10,804.34
01/10/94        1005.055       10,814.39
01/11/94        1005.055       10,814.39
01/12/94        1005.055       10,854.59
01/13/94        1005.055       10,794.29
01/14/94        1005.055       10,764.14
01/17/94        1005.055       10,764.14
01/18/94        1005.055       10,774.19
01/19/94        1005.055       10,774.19
01/20/94        1005.055       10,794.29
01/21/94        1005.055       10,794.29
01/24/94        1005.055       10,794.29
01/25/94        1005.055       10,784.24
01/26/94        1005.055       10,794.29
01/27/94        1005.055       10,824.44
01/28/94        1005.055       10,854.59
01/31/94        1009.680       10,894.44
02/01/94        1009.680       10,854.06
02/02/94        1009.680       10,854.06
02/03/94        1009.680       10,833.86
02/04/94        1009.680       10,793.48
02/07/94        1009.680       10,763.19
02/08/94        1009.680       10,742.99
02/09/94        1009.680       10,763.19
02/10/94        1009.680       10,753.09
02/11/94        1009.680       10,773.28
02/14/94        1009.680       10,763.19
02/15/94        1009.680       10,763.19
02/16/94        1009.680       10,753.09
02/17/94        1009.680       10,702.60
02/18/94        1009.680       10,662.22
02/22/94        1009.680       10,672.31
02/23/94        1009.680       10,642.02
02/24/94        1009.680       10,591.54
02/25/94        1009.680       10,591.54
02/28/94        1014.241       10,669.81
03/01/94        1014.241       10,588.67
03/02/94        1014.241       10,568.39
03/03/94        1014.241       10,548.10
03/04/94        1014.241       10,537.96
03/07/94        1014.241       10,537.96
03/08/94        1014.241       10,517.68
03/09/94        1014.241       10,527.82
03/10/94        1014.241       10,477.11
03/11/94        1014.241       10,487.25
03/14/94        1014.241       10,466.97
03/15/94        1014.241       10,477.11
03/16/94        1014.241       10,527.82
03/17/94        1014.241       10,537.96
03/18/94        1014.241       10,487.25
03/21/94        1014.241       10,466.97
03/22/94        1014.241       10,507.53
03/23/94        1014.241       10,517.68
03/24/94        1014.241       10,456.82
03/25/94        1014.241       10,436.54
03/28/94        1014.241       10,426.40
03/29/94        1014.241       10,375.68
03/30/94        1014.241       10,335.11
03/31/94        1018.981       10,383.42
04/04/94        1018.981       10,138.86
04/05/94        1018.981       10,220.38
04/06/94        1018.981       10,250.95
04/07/94        1018.981       10,271.33
04/08/94        1018.981       10,240.76
04/11/94        1018.981       10,261.14
04/12/94        1018.981       10,281.52
04/13/94        1018.981       10,250.95
04/14/94        1018.981       10,240.76
04/15/94        1018.981       10,250.95
04/18/94        1018.981       10,159.24
04/19/94        1018.981       10,169.43
04/20/94        1018.981       10,189.81
04/21/94        1018.981       10,261.14
04/22/94        1018.981       10,240.76
04/25/94        1018.981       10,271.33
04/26/94        1018.981       10,281.52
04/28/94        1018.981       10,210.19
04/29/94        1023.667       10,236.67
05/02/94        1023.667       10,205.96
05/03/94        1023.667       10,185.49
05/04/94        1023.667       10,185.49
05/05/94        1023.667       10,195.72
05/06/94        1023.667       10,083.12
05/09/94        1023.667       10,011.46
05/10/94        1023.667       10,072.88
05/11/94        1023.667       10,011.46
05/12/94        1023.667       10,031.94
05/13/94        1023.667       10,072.88
05/16/94        1023.667       10,103.59
05/17/94        1023.667       10,205.96
05/18/94        1023.667       10,236.67
05/19/94        1023.667       10,277.62
05/20/94        1023.667       10,246.91
05/23/94        1023.667       10,154.78
05/24/94        1023.667       10,185.49
05/25/94        1023.667       10,185.49
05/26/94        1023.667       10,236.67
05/27/94        1023.667       10,205.96
05/31/94        1028.770       10,246.55
06/01/94        1028.770       10,256.83
06/02/94        1028.770       10,277.41
06/03/94        1028.770       10,328.85
06/06/94        1028.770       10,359.71
06/07/94        1028.770       10,339.14
06/08/94        1028.770       10,339.14
06/09/94        1028.770       10,339.14
06/10/94        1028.770       10,318.56
06/13/94        1028.770       10,308.27
06/14/94        1028.770       10,328.85
06/15/94        1028.770       10,287.70
06/16/94        1028.770       10,297.99
06/17/94        1028.770       10,267.12
06/20/94        1028.770       10,256.83
06/21/94        1028.770       10,225.97
06/22/94        1028.770       10,267.12
06/23/94        1028.770       10,277.41
06/24/94        1028.770       10,225.97
06/27/94        1028.770       10,236.26
06/28/94        1028.770       10,205.40
06/29/94        1028.770       10,215.68
06/30/94        1034.414       10,220.01
07/01/94        1034.414       10,220.01
07/05/94        1034.414       10,230.35
07/06/94        1034.414       10,240.70
07/07/94        1034.414       10,240.70
07/08/94        1034.414       10,188.98
07/11/94        1034.414       10,168.29
07/12/94        1034.414       10,178.63
07/13/94        1034.414       10,188.98
07/14/94        1034.414       10,251.04
07/15/94        1034.414       10,240.70
07/18/94        1034.414       10,261.38
07/19/94        1034.414       10,302.76
07/20/94        1034.414       10,261.38
07/21/94        1034.414       10,261.38
07/22/94        1034.414       10,261.38
07/25/94        1034.414       10,282.07
07/26/94        1034.414       10,282.07
07/27/94        1034.414       10,251.04
07/28/94        1034.414       10,282.07
07/29/94        1040.277       10,423.57
08/01/94        1040.277       10,433.98
08/02/94        1040.277       10,433.98
08/03/94        1040.277       10,433.98
08/04/94        1040.277       10,423.57
08/05/94        1040.277       10,350.75
08/08/94        1040.277       10,340.35
08/09/94        1040.277       10,319.55
08/10/94        1040.277       10,319.55
08/11/94        1040.277       10,298.74
08/12/94        1040.277       10,329.95
08/15/94        1040.277       10,319.55
08/16/94        1040.277       10,371.56
08/17/94        1040.277       10,392.37
08/18/94        1040.277       10,340.35
08/19/94        1040.277       10,329.95
08/22/94        1040.277       10,309.14
08/23/94        1040.277       10,329.95
08/24/94        1040.277       10,361.16
08/25/94        1040.277       10,340.35
08/26/94        1040.277       10,361.16
08/29/94        1040.277       10,350.75
08/30/94        1040.277       10,371.56
08/31/94        1046.113       10,440.21
09/01/94        1046.113       10,440.21
09/02/94        1046.113       10,429.75
09/06/94        1046.113       10,398.37
09/07/94        1046.113       10,377.44
09/08/94        1046.113       10,387.91
09/09/94        1046.113       10,314.68
09/12/94        1046.113       10,304.22
09/13/94        1046.113       10,304.22
09/14/94        1046.113       10,325.14
09/15/94        1046.113       10,346.06
09/16/94        1046.113       10,272.83
09/19/94        1046.113       10,293.76
09/20/94        1046.113       10,272.83
09/21/94        1046.113       10,251.91
09/22/94        1046.113       10,262.37
09/23/94        1046.113       10,251.91
09/26/94        1046.113       10,251.91
09/27/94        1046.113       10,241.45
09/28/94        1046.113       10,251.91
09/29/94        1046.113       10,220.53
09/30/94        1051.903       10,287.61
10/03/94        1051.903       10,266.57
10/04/94        1051.903       10,256.05
10/05/94        1051.903       10,224.50
10/06/94        1051.903       10,213.98
10/07/94        1051.903       10,235.01
10/10/94        1051.903       10,245.53
10/11/94        1051.903       10,266.57
10/12/94        1051.903       10,245.53
10/13/94        1051.903       10,277.09
10/14/94        1051.903       10,287.61
10/17/94        1051.903       10,287.61
10/18/94        1051.903       10,277.09
10/19/94        1051.903       10,266.57
10/20/94        1051.903       10,203.46
10/21/94        1051.903       10,203.46
10/24/94        1051.903       10,171.90
10/25/94        1051.903       10,171.90
10/26/94        1051.903       10,171.90
10/27/94        1051.903       10,182.42
10/28/94        1051.903       10,213.98
10/31/94        1057.869       10,282.48
11/01/94        1057.869       10,229.59
11/02/94        1057.869       10,208.43
11/03/94        1057.869       10,197.86
11/04/94        1057.869       10,155.54
11/07/94        1057.869       10,155.54
11/08/94        1057.869       10,176.70
11/09/94        1057.869       10,208.43
11/10/94        1057.869       10,187.28
11/11/94        1057.869       10,155.54
11/14/94        1057.869       10,208.43
11/15/94        1057.869       10,219.01
11/16/94        1057.869       10,197.86
11/17/94        1057.869       10,176.70
11/18/94        1057.869       10,176.70
11/21/94        1057.869       10,166.12
11/22/94        1057.869       10,187.28
11/23/94        1057.869       10,250.75
11/25/94        1057.869       10,261.33
11/28/94        1057.869       10,229.59
11/29/94        1057.869       10,187.28
11/30/94        1063.940       10,267.02
12/01/94        1063.940       10,256.38
12/02/94        1063.940       10,298.94
12/05/94        1063.940       10,288.30
12/06/94        1063.940       10,330.86
12/07/94        1063.940       10,298.94
12/08/94        1063.940       10,298.94
12/09/94        1063.940       10,298.94
12/12/94        1063.940       10,267.02
12/13/94        1063.940       10,277.66
12/14/94        1063.940       10,298.94
12/15/94        1063.940       10,309.58
12/16/94        1063.940       10,298.94
12/19/94        1063.940       10,298.94
12/20/94        1063.940       10,298.94
12/21/94        1063.940       10,298.94
12/22/94        1063.940       10,277.66
12/23/94        1063.940       10,288.30
12/27/94        1063.940       10,320.22
12/28/94        1063.940       10,298.94
12/29/94        1063.940       10,298.94
12/30/94        1079.148       10,349.03
01/03/95        1079.148       10,327.44
01/04/95        1079.148       10,359.82
01/05/95        1079.148       10,327.44
01/06/95        1079.148       10,338.24
01/09/95        1079.148       10,327.44
01/10/95        1079.148       10,349.03
01/11/95        1079.148       10,359.82
01/12/95        1079.148       10,349.03
01/13/95        1079.148       10,424.57
01/16/95        1079.148       10,424.57
01/17/95        1079.148       10,413.78
01/18/95        1079.148       10,413.78
01/19/95        1079.148       10,392.19
01/20/95        1079.148       10,359.82
01/23/95        1079.148       10,349.03
01/24/95        1079.148       10,338.24
01/25/95        1079.148       10,381.40
01/26/95        1079.148       10,402.98
01/27/95        1079.148       10,456.94
01/30/95        1079.148       10,467.73
01/31/95        1085.590       10,551.93
02/01/95        1085.590       10,519.37
02/02/95        1085.590       10,508.51
02/03/95        1085.590       10,584.50
02/06/95        1085.590       10,573.65
02/07/95        1085.590       10,573.65
02/08/95        1085.590       10,573.65
02/09/95        1085.590       10,551.93
02/10/95        1085.590       10,530.22
02/13/95        1085.590       10,530.22
02/14/95        1085.590       10,573.65
02/15/95        1085.590       10,606.21
02/16/95        1085.590       10,617.07
02/17/95        1085.590       10,606.21
02/21/95        1085.590       10,606.21
02/22/95        1085.590       10,649.64
02/23/95        1085.590       10,649.64
02/24/95        1085.590       10,660.49
02/27/95        1085.590       10,703.92
02/28/95        1091.612       10,785.13
03/01/95        1091.612       10,774.21
03/02/95        1091.612       10,741.46
03/03/95        1091.612       10,719.63
03/06/95        1091.612       10,686.88
03/07/95        1091.612       10,675.96
03/08/95        1091.612       10,719.63
03/09/95        1091.612       10,741.46
03/10/95        1091.612       10,774.21
03/13/95        1091.612       10,785.13
03/14/95        1091.612       10,828.79
03/15/95        1091.612       10,828.79
03/16/95        1091.612       10,839.71
03/17/95        1091.612       10,817.87
03/20/95        1091.612       10,806.96
03/21/95        1091.612       10,785.13
03/22/95        1091.612       10,774.21
03/23/95        1091.612       10,774.21
03/24/95        1091.612       10,817.87
03/27/95        1091.612       10,850.62
03/28/95        1091.612       10,796.04
03/29/95        1091.612       10,806.96
03/30/95        1091.612       10,785.13
03/31/95        1098.121       10,838.46
04/03/95        1098.121       10,882.38
04/04/95        1098.121       10,882.38
04/05/95        1098.121       10,882.38
04/06/95        1098.121       10,893.36
04/07/95        1098.121       10,882.38
04/10/95        1098.121       10,882.38
04/11/95        1098.121       10,893.36
04/12/95        1098.121       10,904.34
04/13/95        1098.121       10,926.31
04/17/95        1098.121       10,926.31
04/18/95        1098.121       10,926.31
04/19/95        1098.121       10,915.33
04/20/95        1098.121       10,937.29
04/21/95        1098.121       10,937.29
04/24/95        1098.121       10,948.27
04/25/95        1098.121       10,948.27
04/26/95        1098.121       10,937.29
04/27/95        1098.121       10,926.31
04/28/95        1104.144       10,986.24
05/01/95        1104.144       10,975.20
05/02/95        1104.144       10,997.28
05/03/95        1104.144       11,041.44
05/04/95        1104.144       11,085.61
05/05/95        1104.144       11,162.90
05/08/95        1104.144       11,162.90
05/09/95        1104.144       11,207.07
05/10/95        1104.144       11,173.94
05/11/95        1104.144       11,162.90
05/12/95        1104.144       11,162.90
05/15/95        1104.144       11,184.98
05/16/95        1104.144       11,218.11
05/17/95        1104.144       11,229.15
05/18/95        1104.144       11,196.02
05/19/95        1104.144       11,196.02
05/22/95        1104.144       11,184.98
05/23/95        1104.144       11,218.11
05/24/95        1104.144       11,273.31
05/25/95        1104.144       11,295.40
05/26/95        1104.144       11,284.36
05/30/95        1104.144       11,328.52
05/31/95        1110.113       11,400.86
06/01/95        1110.113       11,445.26
06/02/95        1110.113       11,500.77
06/05/95        1110.113       11,500.77
06/06/95        1110.113       11,500.77
06/07/95        1110.113       11,456.36
06/08/95        1110.113       11,423.06
06/09/95        1110.113       11,334.25
06/12/95        1110.113       11,356.45
06/13/95        1110.113       11,478.57
06/14/95        1110.113       11,467.47
06/15/95        1110.113       11,445.26
06/16/95        1110.113       11,434.16
06/19/95        1110.113       11,467.47
06/20/95        1110.113       11,456.36
06/21/95        1110.113       11,467.47
06/22/95        1110.113       11,511.87
06/23/95        1110.113       11,500.77
06/26/95        1110.113       11,478.57
06/27/95        1110.113       11,467.47
06/28/95        1110.113       11,489.67
06/29/95        1110.113       11,400.86
06/30/95        1115.916       11,493.94
07/03/95        1115.916       11,493.94
07/05/95        1115.916       11,505.10
07/06/95        1115.916       11,583.21
07/07/95        1115.916       11,594.37
07/10/95        1115.916       11,594.37
07/11/95        1115.916       11,560.89
07/12/95        1115.916       11,572.05
07/13/95        1115.916       11,572.05
07/14/95        1115.916       11,538.57
07/17/95        1115.916       11,493.94
07/18/95        1115.916       11,460.46
07/19/95        1115.916       11,393.50
07/20/95        1115.916       11,393.50
07/21/95        1115.916       11,337.71
07/24/95        1115.916       11,371.19
07/25/95        1115.916       11,393.50
07/26/95        1115.916       11,360.03
07/27/95        1115.916       11,393.50
07/28/95        1115.916       11,360.03
07/31/95        1121.964       11,455.25
08/01/95        1121.964       11,421.59
08/02/95        1121.964       11,455.25
08/03/95        1121.964       11,410.37
08/04/95        1121.964       11,421.59
08/07/95        1121.964       11,432.81
08/08/95        1121.964       11,444.03
08/09/95        1121.964       11,421.59
08/10/95        1121.964       11,399.15
08/11/95        1121.964       11,365.50
08/14/95        1121.964       11,365.50
08/15/95        1121.964       11,376.71
08/16/95        1121.964       11,399.15
08/17/95        1121.964       11,376.71
08/18/95        1121.964       11,387.93
08/21/95        1121.964       11,399.15
08/22/95        1121.964       11,387.93
08/23/95        1121.964       11,376.71
08/24/95        1121.964       11,421.59
08/25/95        1121.964       11,488.91
08/28/95        1121.964       11,500.13
08/29/95        1121.964       11,488.91
08/30/95        1121.964       11,500.13
08/31/95        1128.112       11,585.71
09/01/95        1128.112       11,619.55
09/05/95        1128.112       11,642.12
09/06/95        1128.112       11,642.12
09/07/95        1128.112       11,619.55
09/08/95        1128.112       11,619.55
09/11/95        1128.112       11,608.27
09/12/95        1128.112       11,653.40
09/13/95        1128.112       11,630.83
09/14/95        1128.112       11,675.96
09/15/95        1128.112       11,664.68
09/18/95        1128.112       11,630.83
09/19/95        1128.112       11,653.40
09/20/95        1128.112       11,664.68
09/21/95        1128.112       11,619.55
09/22/95        1128.112       11,596.99
09/25/95        1128.112       11,596.99
09/26/95        1128.112       11,585.71
09/27/95        1128.112       11,585.71
09/28/95        1128.112       11,585.71
09/29/95        1134.068       11,703.59
10/02/95        1134.068       11,714.93
10/03/95        1134.068       11,726.27
10/04/95        1134.068       11,748.95
10/05/95        1134.068       11,760.29
10/06/95        1134.068       11,760.29
10/09/95        1134.068       11,760.29
10/10/95        1134.068       11,760.29
10/11/95        1134.068       11,760.29
10/12/95        1134.068       11,771.63
10/13/95        1134.068       11,828.33
10/16/95        1134.068       11,816.99
10/17/95        1134.068       11,828.33
10/18/95        1134.068       11,816.99
10/19/95        1134.068       11,828.33
10/20/95        1134.068       11,794.31
10/23/95        1134.068       11,782.97
10/24/95        1134.068       11,816.99
10/25/95        1134.068       11,828.33
10/26/95        1134.068       11,794.31
10/27/95        1134.068       11,805.65
10/30/95        1134.068       11,805.65
10/31/95        1140.034       11,890.55
11/01/95        1140.034       11,913.35
11/02/95        1140.034       11,936.15
11/03/95        1140.034       11,924.75
11/06/95        1140.034       11,913.35
11/07/95        1140.034       11,890.55
11/08/95        1140.034       11,936.15
11/09/95        1140.034       11,901.95
11/10/95        1140.034       11,890.55
11/13/95        1140.034       11,913.35
11/14/95        1140.034       11,901.95
11/15/95        1140.034       11,890.55
11/16/95        1140.034       11,924.75
11/17/95        1140.034       11,924.75
11/20/95        1140.034       11,913.35
11/21/95        1140.034       11,901.95
11/22/95        1140.034       11,901.95
11/24/95        1140.034       11,913.35
11/27/95        1140.034       11,936.15
11/28/95        1140.034       11,924.75
11/29/95        1140.034       11,947.55
11/30/95        1145.743       12,053.21
12/01/95        1145.743       12,076.13
12/04/95        1145.743       12,121.96
12/05/95        1145.743       12,099.04
12/06/95        1145.743       12,099.04
12/07/95        1145.743       12,076.13
12/08/95        1145.743       12,076.13
12/11/95        1145.743       12,087.58
12/12/95        1145.743       12,087.58
12/13/95        1145.743       12,076.13
12/14/95        1145.743       12,076.13
12/15/95        1145.743       12,064.67
12/18/95        1145.743       12,018.84
12/19/95        1145.743       12,064.67
12/20/95        1145.743       12,064.67
12/21/95        1145.743       12,064.67
12/22/95        1145.743       12,087.58
12/26/95        1145.743       12,099.04
12/27/95        1145.743       12,121.96
12/28/95        1145.743       12,144.87
12/29/95        1151.543       12,229.39
Performance Reporting & Analysis
        Mon Jan 29 09:36:49 EST 1996
Spartan Long-Term Government Bond Fund (00459)
Hypothetical illustrating the growth of a no-load $10,000.00 investment made on Dec 31 1992.
All distributions have been reinvested.
Final value does not reflect the effect of the $5 close out fee.
     Date    Total Shares     Total Value
12/31/92         846.024       10,000.00
01/04/93         846.024       10,084.60
01/05/93         846.024       10,084.60
01/06/93         846.024       10,084.60
01/07/93         846.024        9,991.54
01/08/93         846.024        9,966.16
01/11/93         846.024        9,966.16
01/12/93         846.024        9,957.70
01/13/93         846.024        9,974.62
01/14/93         846.024       10,016.92
01/15/93         846.024       10,067.68
01/18/93         846.024       10,084.60
01/19/93         846.024       10,135.36
01/20/93         846.024       10,118.44
01/21/93         846.024       10,135.36
01/22/93         846.024       10,143.82
01/25/93         846.024       10,245.35
01/26/93         846.024       10,219.97
01/27/93         846.024       10,219.97
01/28/93         846.024       10,236.89
01/29/93         846.024       10,262.27
02/01/93         846.024       10,287.65
02/02/93         846.024       10,253.81
02/03/93         846.024       10,270.73
02/04/93         846.024       10,313.03
02/05/93         846.024       10,346.87
02/08/93         846.024       10,338.41
02/09/93         846.024       10,313.03
02/10/93         846.024       10,262.27
02/11/93         846.024       10,313.03
02/12/93         846.024       10,329.95
02/16/93         846.024       10,329.95
02/17/93         846.024       10,363.79
02/18/93         846.024       10,431.47
02/19/93         846.024       10,465.31
02/22/93         846.024       10,507.61
02/23/93         846.024       10,617.60
02/24/93         846.024       10,583.76
02/25/93         846.024       10,575.30
02/26/93         846.024       10,575.30
03/01/93         846.024       10,634.52
03/02/93         846.024       10,634.52
03/03/93         846.024       10,693.74
03/04/93         846.024       10,778.34
03/05/93         859.538       10,761.42
03/08/93         859.538       10,795.80
03/09/93         859.538       10,778.61
03/10/93         859.538       10,752.83
03/11/93         859.538       10,761.42
03/12/93         859.538       10,666.87
03/15/93         859.538       10,632.49
03/16/93         859.538       10,658.28
03/17/93         859.538       10,675.47
03/18/93         859.538       10,727.04
03/19/93         859.538       10,727.04
03/22/93         859.538       10,718.44
03/23/93         859.538       10,761.42
03/24/93         859.538       10,744.23
03/25/93         859.538       10,727.04
03/26/93         859.538       10,641.09
03/29/93         859.538       10,692.66
03/30/93         859.538       10,692.66
03/31/93         859.538       10,692.66
04/01/93         859.538       10,666.87
04/02/93         859.538       10,580.92
04/05/93         859.538       10,572.32
04/06/93         859.538       10,649.68
04/07/93         859.538       10,666.87
04/08/93         859.538       10,770.02
04/12/93         859.538       10,838.78
04/13/93         859.538       10,847.38
04/14/93         859.538       10,881.76
04/15/93         859.538       10,916.14
04/16/93         859.538       10,890.35
04/19/93         859.538       10,916.14
04/20/93         859.538       10,898.95
04/21/93         859.538       10,907.54
04/22/93         859.538       10,907.54
04/23/93         859.538       10,864.57
04/26/93         859.538       10,830.18
04/27/93         859.538       10,761.42
04/28/93         859.538       10,744.23
04/29/93         859.538       10,778.61
04/30/93         859.538       10,744.23
05/03/93         859.538       10,821.59
05/04/93         859.538       10,881.76
05/05/93         859.538       10,873.16
05/06/93         859.538       10,881.76
05/07/93         859.538       10,838.78
05/10/93         859.538       10,890.35
05/11/93         859.538       10,881.76
05/12/93         859.538       10,830.18
05/13/93         859.538       10,752.83
05/14/93         859.538       10,761.42
05/17/93         859.538       10,744.23
05/18/93         859.538       10,701.25
05/19/93         859.538       10,718.44
05/20/93         859.538       10,727.04
05/21/93         859.538       10,692.66
05/24/93         859.538       10,727.04
05/25/93         859.538       10,718.44
05/26/93         859.538       10,778.61
05/27/93         859.538       10,795.80
05/28/93         859.538       10,778.61
06/01/93         859.538       10,855.97
06/02/93         859.538       10,873.16
06/03/93         859.538       10,881.76
06/04/93         873.380       10,847.38
06/07/93         873.380       10,873.58
06/08/93         873.380       10,864.84
06/09/93         873.380       10,891.04
06/10/93         873.380       10,891.04
06/11/93         873.380       10,960.91
06/14/93         873.380       10,960.91
06/15/93         873.380       10,952.18
06/16/93         873.380       10,960.91
06/17/93         873.380       10,969.65
06/18/93         873.380       10,969.65
06/21/93         873.380       11,013.32
06/22/93         873.380       11,030.78
06/23/93         873.380       11,039.52
06/24/93         873.380       11,065.72
06/25/93         873.380       11,109.39
06/28/93         873.380       11,144.32
06/29/93         873.380       11,153.06
06/30/93         873.380       11,153.06
07/01/93         873.380       11,153.06
07/02/93         873.380       11,170.53
07/06/93         873.380       11,161.79
07/07/93         873.380       11,161.79
07/08/93         873.380       11,170.53
07/09/93         873.380       11,196.73
07/12/93         873.380       11,214.19
07/13/93         873.380       11,231.66
07/14/93         873.380       11,284.06
07/15/93         873.380       11,292.80
07/16/93         873.380       11,310.27
07/19/93         873.380       11,327.73
07/20/93         873.380       11,319.00
07/21/93         873.380       11,275.33
07/22/93         873.380       11,240.40
07/23/93         873.380       11,240.40
07/26/93         873.380       11,266.60
07/27/93         873.380       11,266.60
07/28/93         873.380       11,301.53
07/29/93         873.380       11,353.94
07/30/93         873.380       11,371.40
08/02/93         873.380       11,371.40
08/03/93         873.380       11,423.81
08/04/93         873.380       11,415.07
08/05/93         873.380       11,423.81
08/06/93         873.380       11,423.81
08/09/93         873.380       11,467.47
08/10/93         873.380       11,484.94
08/11/93         873.380       11,493.68
08/12/93         873.380       11,493.68
08/13/93         873.380       11,502.41
08/16/93         873.380       11,537.35
08/17/93         873.380       11,519.88
08/18/93         873.380       11,546.08
08/19/93         873.380       11,546.08
08/20/93         873.380       11,563.55
08/23/93         873.380       11,572.28
08/24/93         873.380       11,607.22
08/25/93         873.380       11,642.15
08/26/93         873.380       11,694.55
08/27/93         873.380       11,703.29
08/30/93         873.380       11,703.29
08/31/93         873.380       11,729.49
09/01/93         873.380       11,729.49
09/02/93         873.380       11,773.16
09/03/93         873.380       11,843.03
09/07/93         873.380       11,904.16
09/08/93         873.380       11,939.10
09/09/93         873.380       11,851.76
09/10/93         886.376       11,912.90
09/13/93         886.376       11,930.63
09/14/93         886.376       11,841.99
09/15/93         886.376       11,824.26
09/16/93         886.376       11,833.12
09/17/93         886.376       11,815.40
09/20/93         886.376       11,771.08
09/21/93         886.376       11,726.76
09/22/93         886.376       11,753.35
09/23/93         886.376       11,771.08
09/24/93         886.376       11,815.40
09/27/93         886.376       11,939.49
09/28/93         886.376       11,974.94
09/29/93         886.376       11,912.90
09/30/93         886.376       11,850.85
10/01/93         886.376       11,939.49
10/04/93         886.376       11,930.63
10/05/93         886.376       11,904.03
10/06/93         886.376       11,930.63
10/07/93         886.376       11,912.90
10/08/93         886.376       12,072.45
10/11/93         886.376       12,072.45
10/12/93         886.376       12,081.31
10/13/93         886.376       12,099.04
10/14/93         886.376       12,196.54
10/15/93         886.376       12,294.04
10/18/93         886.376       12,187.68
10/19/93         886.376       12,214.27
10/20/93         886.376       12,240.86
10/21/93         886.376       12,099.04
10/22/93         886.376       12,019.26
10/25/93         886.376       11,966.08
10/26/93         886.376       12,001.54
10/27/93         886.376       11,948.35
10/28/93         886.376       11,983.81
10/29/93         886.376       11,974.94
11/01/93         886.376       11,859.72
11/02/93         886.376       11,717.90
11/03/93         886.376       11,682.44
11/04/93         886.376       11,558.35
11/05/93         886.376       11,505.17
11/08/93         886.376       11,540.62
11/09/93         886.376       11,673.58
11/10/93         886.376       11,620.39
11/11/93         886.376       11,611.53
11/12/93         886.376       11,700.17
11/15/93         886.376       11,682.44
11/16/93         886.376       11,655.85
11/17/93         886.376       11,673.58
11/18/93         886.376       11,611.53
11/19/93         886.376       11,478.57
11/22/93         886.376       11,407.66
11/23/93         886.376       11,496.30
11/24/93         886.376       11,496.30
11/26/93         886.376       11,584.94
11/29/93         886.376       11,682.44
11/30/93         886.376       11,584.94
12/01/93         886.376       11,602.67
12/02/93         886.376       11,629.26
12/03/93         886.376       11,673.58
12/06/93         886.376       11,797.67
12/07/93         886.376       11,815.40
12/08/93         886.376       11,859.72
12/09/93         886.376       11,877.44
12/10/93         886.376       11,806.53
12/13/93         886.376       11,744.49
12/14/93         886.376       11,664.71
12/15/93         886.376       11,646.99
12/16/93         886.376       11,638.12
12/17/93         940.747       11,655.85
12/20/93         940.747       11,646.44
12/21/93         940.747       11,646.44
12/22/93         940.747       11,806.37
12/23/93         940.747       11,834.59
12/27/93         940.747       11,815.78
12/28/93         940.747       11,834.59
12/29/93         940.747       11,825.18
12/30/93         940.747       11,693.48
12/31/93         940.747       11,665.26
01/03/94         940.747       11,590.00
01/04/94         940.747       11,627.63
01/05/94         940.747       11,590.00
01/06/94         940.747       11,655.85
01/07/94         940.747       11,853.41
01/10/94         940.747       11,891.04
01/11/94         940.747       11,900.44
01/12/94         940.747       12,013.33
01/13/94         940.747       11,872.22
01/14/94         940.747       11,825.18
01/17/94         940.747       11,825.18
01/18/94         940.747       11,872.22
01/19/94         940.747       11,862.81
01/20/94         940.747       11,909.85
01/21/94         940.747       11,881.63
01/24/94         940.747       11,881.63
01/25/94         940.747       11,796.96
01/26/94         940.747       11,815.78
01/27/94         940.747       11,909.85
01/28/94         940.747       11,994.52
01/31/94         940.747       11,985.11
02/01/94         940.747       11,872.22
02/02/94         940.747       11,900.44
02/03/94         940.747       11,834.59
02/04/94         940.747       11,787.55
02/07/94         940.747       11,740.52
02/08/94         940.747       11,665.26
02/09/94         940.747       11,684.07
02/10/94         940.747       11,674.66
02/11/94         940.747       11,702.89
02/14/94         940.747       11,674.66
02/15/94         940.747       11,637.03
02/16/94         940.747       11,627.63
02/17/94         940.747       11,524.14
02/18/94         940.747       11,364.22
02/22/94         940.747       11,420.66
02/23/94         940.747       11,373.63
02/24/94         940.747       11,194.88
02/25/94         940.747       11,185.48
02/28/94         940.747       11,251.33
03/01/94         940.747       11,081.99
03/02/94         940.747       11,025.55
03/03/94         940.747       10,987.92
03/04/94         966.328       11,016.14
03/07/94         966.328       11,093.45
03/08/94         966.328       11,045.13
03/09/94         966.328       11,064.46
03/10/94         966.328       10,948.50
03/11/94         966.328       10,958.16
03/14/94         966.328       10,958.16
03/15/94         966.328       11,016.14
03/16/94         966.328       11,112.77
03/17/94         966.328       11,093.45
03/18/94         966.328       10,929.17
03/21/94         966.328       10,871.19
03/22/94         966.328       10,987.15
03/23/94         966.328       10,967.83
03/24/94         966.328       10,813.21
03/25/94         966.328       10,745.57
03/28/94         966.328       10,774.56
03/29/94         966.328       10,677.93
03/30/94         966.328       10,629.61
03/31/94         966.328       10,658.60
04/04/94         966.328       10,320.39
04/05/94         966.328       10,465.33
04/06/94         966.328       10,523.31
04/07/94         966.328       10,552.30
04/08/94         966.328       10,465.33
04/11/94         966.328       10,484.66
04/12/94         966.328       10,542.64
04/13/94         966.328       10,494.32
04/14/94         966.328       10,446.01
04/15/94         966.328       10,426.68
04/18/94         966.328       10,301.06
04/19/94         966.328       10,301.06
04/20/94         966.328       10,330.05
04/21/94         966.328       10,465.33
04/22/94         966.328       10,503.99
04/25/94         966.328       10,552.30
04/26/94         966.328       10,610.28
04/28/94         966.328       10,455.67
04/29/94         966.328       10,436.34
05/02/94         966.328       10,397.69
05/03/94         966.328       10,359.04
05/04/94         966.328       10,330.05
05/05/94         966.328       10,349.38
05/06/94         966.328       10,136.78
05/09/94         966.328       10,011.16
05/10/94         966.328       10,194.76
05/11/94         966.328       10,098.13
05/12/94         966.328       10,146.45
05/13/94         966.328       10,214.09
05/16/94         966.328       10,281.73
05/17/94         966.328       10,513.65
05/18/94         966.328       10,532.98
05/19/94         966.328       10,581.29
05/20/94         966.328       10,503.99
05/23/94         966.328       10,320.39
05/24/94         966.328       10,320.39
05/25/94         966.328       10,320.39
05/26/94         966.328       10,339.71
05/27/94         966.328       10,301.06
05/31/94         966.328       10,204.43
06/01/94         966.328       10,223.75
06/02/94         966.328       10,252.74
06/03/94         966.328       10,397.69
06/06/94         966.328       10,455.67
06/07/94         966.328       10,417.02
06/08/94         966.328       10,426.68
06/09/94         966.328       10,426.68
06/10/94         966.328       10,388.03
06/13/94         966.328       10,359.04
06/14/94         966.328       10,426.68
06/15/94         966.328       10,301.06
06/16/94         966.328       10,339.71
06/17/94         975.514       10,262.41
06/20/94         975.514       10,262.41
06/21/94         975.514       10,223.39
06/22/94         975.514       10,320.94
06/23/94         975.514       10,330.69
06/24/94         975.514       10,223.39
06/27/94         975.514       10,272.16
06/28/94         975.514       10,233.14
06/29/94         975.514       10,242.90
06/30/94         975.514       10,135.59
07/01/94         975.514       10,145.34
07/05/94         975.514       10,174.61
07/06/94         975.514       10,164.85
07/07/94         975.514       10,174.61
07/08/94         975.514       10,077.06
07/11/94         975.514       10,057.55
07/12/94         975.514       10,106.32
07/13/94         975.514       10,106.32
07/14/94         975.514       10,252.65
07/15/94         975.514       10,252.65
07/18/94         975.514       10,301.43
07/19/94         975.514       10,350.20
07/20/94         975.514       10,272.16
07/21/94         975.514       10,262.41
07/22/94         975.514       10,262.41
07/25/94         975.514       10,301.43
07/26/94         975.514       10,281.92
07/27/94         975.514       10,223.39
07/28/94         975.514       10,281.92
07/29/94         975.514       10,457.51
08/01/94         975.514       10,467.26
08/02/94         975.514       10,457.51
08/03/94         975.514       10,477.02
08/04/94         975.514       10,457.51
08/05/94         975.514       10,311.18
08/08/94         975.514       10,330.69
08/09/94         975.514       10,281.92
08/10/94         975.514       10,291.67
08/11/94         975.514       10,213.63
08/12/94         975.514       10,272.16
08/15/94         975.514       10,272.16
08/16/94         975.514       10,379.47
08/17/94         975.514       10,398.98
08/18/94         975.514       10,281.92
08/19/94         975.514       10,291.67
08/22/94         975.514       10,242.90
08/23/94         975.514       10,252.65
08/24/94         975.514       10,330.69
08/25/94         975.514       10,272.16
08/26/94         975.514       10,320.94
08/29/94         975.514       10,320.94
08/30/94         975.514       10,350.20
08/31/94         975.514       10,369.71
09/01/94         975.514       10,369.71
09/02/94         975.514       10,340.45
09/06/94         975.514       10,281.92
09/07/94         975.514       10,242.90
09/08/94         975.514       10,252.65
09/09/94         975.514       10,106.32
09/12/94         975.514       10,106.32
09/13/94         975.514       10,135.59
09/14/94         975.514       10,155.10
09/15/94         975.514       10,194.12
09/16/94         985.078       10,047.79
09/19/94         985.078       10,097.05
09/20/94         985.078       10,067.49
09/21/94         985.078       10,047.79
09/22/94         985.078       10,057.64
09/23/94         985.078       10,057.64
09/26/94         985.078       10,057.64
09/27/94         985.078       10,018.24
09/28/94         985.078       10,047.79
09/29/94         985.078       10,008.39
09/30/94         985.078       10,037.94
10/03/94         985.078       10,008.39
10/04/94         985.078        9,978.84
10/05/94         985.078        9,919.73
10/06/94         985.078        9,919.73
10/07/94         985.078        9,968.99
10/10/94         985.078        9,968.99
10/11/94         985.078       10,018.24
10/12/94         985.078        9,988.69
10/13/94         985.078       10,047.79
10/14/94         985.078       10,077.34
10/17/94         985.078       10,077.34
10/18/94         985.078       10,057.64
10/19/94         985.078       10,028.09
10/20/94         985.078        9,929.58
10/21/94         985.078        9,939.43
10/24/94         985.078        9,900.03
10/25/94         985.078        9,900.03
10/26/94         985.078        9,890.18
10/27/94         985.078        9,909.88
10/28/94         985.078        9,988.69
10/31/94         985.078        9,998.54
11/01/94         985.078        9,909.88
11/02/94         985.078        9,870.48
11/03/94         985.078        9,880.33
11/04/94         985.078        9,821.22
11/07/94         985.078        9,821.22
11/08/94         985.078        9,850.78
11/09/94         985.078        9,909.88
11/10/94         985.078        9,860.63
11/11/94         985.078        9,791.67
11/14/94         985.078        9,919.73
11/15/94         985.078        9,959.14
11/16/94         985.078        9,919.73
11/17/94         985.078        9,870.48
11/18/94         985.078        9,890.18
11/21/94         985.078        9,880.33
11/22/94         985.078        9,919.73
11/23/94         985.078       10,077.34
11/25/94         985.078       10,097.05
11/28/94         985.078       10,057.64
11/29/94         985.078       10,008.39
11/30/94         985.078       10,057.64
12/01/94         985.078       10,037.94
12/02/94         985.078       10,146.30
12/05/94         985.078       10,126.60
12/06/94         985.078       10,225.11
12/07/94         985.078       10,175.85
12/08/94         985.078       10,195.55
12/09/94         985.078       10,205.40
12/12/94         985.078       10,156.15
12/13/94         985.078       10,215.26
12/14/94         985.078       10,205.40
12/15/94         985.078       10,205.40
12/16/94         996.610       10,215.26
12/19/94         996.610       10,235.19
12/20/94         996.610       10,235.19
12/21/94         996.610       10,245.15
12/22/94         996.610       10,225.22
12/23/94         996.610       10,265.09
12/27/94         996.610       10,344.82
12/28/94         996.610       10,275.05
12/29/94         996.610       10,245.15
12/30/94         996.610       10,235.19
01/03/95         996.610       10,185.36
01/04/95         996.610       10,265.09
01/05/95         996.610       10,215.26
01/06/95         996.610       10,245.15
01/09/95         996.610       10,225.22
01/10/95         996.610       10,265.09
01/11/95         996.610       10,275.05
01/12/95         996.610       10,245.15
01/13/95         996.610       10,334.85
01/16/95         996.610       10,344.82
01/17/95         996.610       10,354.78
01/18/95         996.610       10,364.75
01/19/95         996.610       10,324.88
01/20/95         996.610       10,255.12
01/23/95         996.610       10,245.15
01/24/95         996.610       10,235.19
01/25/95         996.610       10,304.95
01/26/95         996.610       10,334.85
01/27/95         996.610       10,454.44
01/30/95         996.610       10,444.48
01/31/95         996.610       10,494.31
02/01/95         996.610       10,434.51
02/02/95         996.610       10,444.48
02/03/95         996.610       10,584.00
02/06/95         996.610       10,574.04
02/07/95         996.610       10,564.07
02/08/95         996.610       10,554.10
02/09/95         996.610       10,534.17
02/10/95         996.610       10,494.31
02/13/95         996.610       10,514.24
02/14/95         996.610       10,574.04
02/15/95         996.610       10,623.87
02/16/95         996.610       10,623.87
02/17/95         996.610       10,603.93
02/21/95         996.610       10,593.97
02/22/95         996.610       10,673.70
02/23/95         996.610       10,643.80
02/24/95         996.610       10,683.66
02/27/95         996.610       10,733.49
02/28/95         996.610       10,773.36
03/01/95         996.610       10,763.39
03/02/95         996.610       10,723.53
03/03/95        1013.663       10,663.73
03/06/95        1013.663       10,623.18
03/07/95        1013.663       10,582.64
03/08/95        1013.663       10,673.87
03/09/95        1013.663       10,724.55
03/10/95        1013.663       10,775.23
03/13/95        1013.663       10,795.51
03/14/95        1013.663       10,917.15
03/15/95        1013.663       10,907.01
03/16/95        1013.663       10,927.28
03/17/95        1013.663       10,886.74
03/20/95        1013.663       10,866.46
03/21/95        1013.663       10,815.78
03/22/95        1013.663       10,805.64
03/23/95        1013.663       10,795.51
03/24/95        1013.663       10,896.87
03/27/95        1013.663       10,957.69
03/28/95        1013.663       10,866.46
03/29/95        1013.663       10,907.01
03/30/95        1013.663       10,856.33
03/31/95        1013.663       10,846.19
04/03/95        1013.663       10,927.28
04/04/95        1013.663       10,927.28
04/05/95        1013.663       10,937.42
04/06/95        1013.663       10,957.69
04/07/95        1013.663       10,927.28
04/10/95        1013.663       10,927.28
04/11/95        1013.663       10,957.69
04/12/95        1013.663       10,977.97
04/13/95        1013.663       11,008.38
04/17/95        1013.663       10,967.83
04/18/95        1013.663       10,967.83
04/19/95        1013.663       10,988.10
04/20/95        1013.663       11,018.51
04/21/95        1013.663       11,038.79
04/24/95        1013.663       11,059.06
04/25/95        1013.663       11,059.06
04/26/95        1013.663       11,059.06
04/27/95        1013.663       11,038.79
04/28/95        1013.663       11,038.79
05/01/95        1013.663       11,028.65
05/02/95        1013.663       11,069.20
05/03/95        1013.663       11,160.43
05/04/95        1013.663       11,261.79
05/05/95        1013.663       11,423.98
05/08/95        1013.663       11,444.25
05/09/95        1013.663       11,545.62
05/10/95        1013.663       11,484.80
05/11/95        1013.663       11,464.52
05/12/95        1013.663       11,474.66
05/15/95        1013.663       11,535.48
05/16/95        1013.663       11,636.85
05/17/95        1013.663       11,636.85
05/18/95        1013.663       11,576.03
05/19/95        1013.663       11,586.16
05/22/95        1013.663       11,576.03
05/23/95        1013.663       11,636.85
05/24/95        1013.663       11,778.76
05/25/95        1013.663       11,819.31
05/26/95        1013.663       11,778.76
05/30/95        1013.663       11,900.40
05/31/95        1013.663       11,900.40
06/01/95        1013.663       11,981.49
06/02/95        1013.663       12,103.13
06/05/95        1013.663       12,123.40
06/06/95        1013.663       12,133.54
06/07/95        1013.663       12,052.45
06/08/95        1013.663       12,011.90
06/09/95        1013.663       11,809.17
06/12/95        1013.663       11,859.85
06/13/95        1013.663       12,082.86
06/14/95        1013.663       12,062.58
06/15/95        1013.663       12,022.04
06/16/95        1029.311       12,001.76
06/19/95        1029.311       12,094.40
06/20/95        1029.311       12,063.52
06/21/95        1029.311       12,104.70
06/22/95        1029.311       12,207.63
06/23/95        1029.311       12,176.75
06/26/95        1029.311       12,145.87
06/27/95        1029.311       12,125.28
06/28/95        1029.311       12,176.75
06/29/95        1029.311       12,012.06
06/30/95        1029.311       12,053.23
07/03/95        1029.311       12,042.94
07/05/95        1029.311       12,084.11
07/06/95        1029.311       12,228.21
07/07/95        1029.311       12,217.92
07/10/95        1029.311       12,238.51
07/11/95        1029.311       12,166.45
07/12/95        1029.311       12,197.33
07/13/95        1029.311       12,197.33
07/14/95        1029.311       12,145.87
07/17/95        1029.311       12,053.23
07/18/95        1029.311       11,981.18
07/19/95        1029.311       11,806.20
07/20/95        1029.311       11,806.20
07/21/95        1029.311       11,682.68
07/24/95        1029.311       11,785.61
07/25/95        1029.311       11,857.66
07/26/95        1029.311       11,795.90
07/27/95        1029.311       11,867.95
07/28/95        1029.311       11,795.90
07/31/95        1029.311       11,857.66
08/01/95        1029.311       11,785.61
08/02/95        1029.311       11,857.66
08/03/95        1029.311       11,765.02
08/04/95        1029.311       11,816.49
08/07/95        1029.311       11,847.37
08/08/95        1029.311       11,857.66
08/09/95        1029.311       11,795.90
08/10/95        1029.311       11,754.73
08/11/95        1029.311       11,672.39
08/14/95        1029.311       11,682.68
08/15/95        1029.311       11,754.73
08/16/95        1029.311       11,785.61
08/17/95        1029.311       11,775.32
08/18/95        1029.311       11,785.61
08/21/95        1029.311       11,826.78
08/22/95        1029.311       11,795.90
08/23/95        1029.311       11,765.02
08/24/95        1029.311       11,857.66
08/25/95        1029.311       12,022.35
08/28/95        1029.311       12,032.64
08/29/95        1029.311       12,032.64
08/30/95        1029.311       12,053.23
08/31/95        1029.311       12,104.70
09/01/95        1029.311       12,176.75
09/05/95        1029.311       12,238.51
09/06/95        1029.311       12,248.80
09/07/95        1029.311       12,197.33
09/08/95        1029.311       12,197.33
09/11/95        1029.311       12,197.33
09/12/95        1029.311       12,300.27
09/13/95        1029.311       12,248.80
09/14/95        1029.311       12,341.44
09/15/95        1045.026       12,320.85
09/18/95        1045.026       12,258.15
09/19/95        1045.026       12,289.50
09/20/95        1045.026       12,352.20
09/21/95        1045.026       12,226.80
09/22/95        1045.026       12,185.00
09/25/95        1045.026       12,195.45
09/26/95        1045.026       12,195.45
09/27/95        1045.026       12,185.00
09/28/95        1045.026       12,185.00
09/29/95        1045.026       12,331.30
10/02/95        1045.026       12,352.20
10/03/95        1045.026       12,394.00
10/04/95        1045.026       12,435.80
10/05/95        1045.026       12,467.15
10/06/95        1045.026       12,477.61
10/09/95        1045.026       12,488.06
10/10/95        1045.026       12,477.61
10/11/95        1045.026       12,477.61
10/12/95        1045.026       12,529.86
10/13/95        1045.026       12,686.61
10/16/95        1045.026       12,655.26
10/17/95        1045.026       12,676.16
10/18/95        1045.026       12,655.26
10/19/95        1045.026       12,676.16
10/20/95        1045.026       12,603.01
10/23/95        1045.026       12,582.11
10/24/95        1045.026       12,676.16
10/25/95        1045.026       12,686.61
10/26/95        1045.026       12,603.01
10/27/95        1045.026       12,634.36
10/30/95        1045.026       12,655.26
10/31/95        1045.026       12,686.61
11/01/95        1045.026       12,749.31
11/02/95        1045.026       12,791.11
11/03/95        1045.026       12,770.21
11/06/95        1045.026       12,759.76
11/07/95        1045.026       12,738.86
11/08/95        1045.026       12,812.01
11/09/95        1045.026       12,759.76
11/10/95        1045.026       12,707.51
11/13/95        1045.026       12,780.66
11/14/95        1045.026       12,759.76
11/15/95        1045.026       12,728.41
11/16/95        1045.026       12,791.11
11/17/95        1045.026       12,812.01
11/20/95        1045.026       12,780.66
11/21/95        1045.026       12,759.76
11/22/95        1045.026       12,749.31
11/24/95        1045.026       12,801.56
11/27/95        1045.026       12,864.26
11/28/95        1045.026       12,843.36
11/29/95        1045.026       12,874.71
11/30/95        1045.026       12,989.67
12/01/95        1060.306       13,052.37
12/04/95        1060.306       13,179.61
12/05/95        1060.306       13,147.80
12/06/95        1060.306       13,147.80
12/07/95        1060.306       13,115.99
12/08/95        1060.306       13,137.19
12/11/95        1060.306       13,147.80
12/12/95        1060.306       13,147.80
12/13/95        1060.306       13,115.99
12/14/95        1060.306       13,115.99
12/15/95        1060.306       13,094.78
12/18/95        1060.306       12,946.34
12/19/95        1060.306       13,073.58
12/20/95        1060.306       13,084.18
12/21/95        1060.306       13,084.18
12/22/95        1060.306       13,158.40
12/26/95        1060.306       13,190.21
12/27/95        1060.306       13,243.22
12/28/95        1060.306       13,285.64
12/29/95        1060.306       13,349.25
 QUALITY OF PORTFOLIO SECURITIES. As described above, Long-Term Government may invest in lower quality securities than Government Income. Government Income invests in U.S. government securities, the highest quality securities, whereas Long-Term Government may invest in securities rated A-quality or above. Although this policy means that Long-Term Government may invest in securities that represent a higher risk, in practice this policy has not represented a significant difference between the Funds, since both Funds have generally invested in securities of AAA-quality.
 DIVERSIFICATION. Diversifying a fund's investment portfolio can reduce the risks of investing. Diversification may include limiting the amount of money invested in any one issuer or, on a broader scale, in any one industry. A fund that is not diversified may be more sensitive to changes in the market value of a single issuer or industry. As described above, Long-Term Government has the flexibility to invest in fewer issuers than Government Income. In practice, however, the Funds have not differed to any significant extent with respect to diversification since both Funds have invested exclusively in U.S. government securities since June 1994. Accordingly, the distinction in the Funds' diversification policies has no practical impact on the risk of investing in the Funds.
 FOREIGN SECURITIES. As described above, although both Funds focus on U.S. government securities, only Long-Term Government currently has the flexibility to invest in securities such as those issued by corporations or foreign governments. These securities generally carry more risk than U.S. government securities. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations may involve additional risks and considerations. These risks include those relating to political or economic conditions in the foreign country, fluctuations in foreign currencies, withholding or other taxes, operational risks, increased regulatory burdens, and the potentially less stringent investor protection and disclosure standards of foreign markets. Additionally, governmental issuers of foreign securities may be unwilling to repay principal and interest when due or allow repatriation of amounts paid, and may require that the conditions for payment be renegotiated. All of these factors can make foreign investments more volatile. As described above, as a practical matter, this distinction in the Funds' policies has little impact on the relative risk of an investment in the Funds, because Long-Term Government, like Government Income, has tended to invest mainly in U.S. government securities, and since June 1994 has invested exclusively in U.S. government securities.
THE PROPOSED TRANSACTION
TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN SPARTAN LONG-TERM GOVERNMENT BOND FUND AND SPARTAN GOVERNMENT INCOME FUND REORGANIZATION PLAN
 The terms and conditions under which the proposed transaction may be consummated are set forth in the Agreement. Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the Agreement, a copy of which is attached as
Exhibit I to this Proxy Statement.
 The Agreement contemplates (a) Government Income acquiring on the Closing Date all of the assets of Long-Term Government in exchange solely for shares of Government Income and the assumption by Government Income of Long-Term Government's liabilities; and (b) the distribution of shares of Government Income to the shareholders of Long-Term Government as provided for in the Agreement.
 The assets of Long-Term Government to be acquired by Government Income include all cash, cash equivalents, securities, receivables (including interest or dividends receivables), claims, choses in action, and other property owned by Long-Term Government, and any deferred or prepaid expenses shown as an asset on the books of Long-Term Government on the Closing Date. Government Income will assume from Long-Term Government all liabilities, debts, obligations, and duties of Long-Term Government of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in the Agreement; provided, however, that Long-Term Government will use its best efforts, to the extent practicable, to discharge all of its known liabilities prior to the Closing Date. Government Income also will deliver to Long-Term Government shares of Government Income equal in value to the net asset value per share of Long-Term Government multiplied by the number of shares of Long-Term Government then outstanding, which Long-Term Government shall then distribute PRO RATA to its shareholders.
 The value of Long-Term Government's assets to be acquired by Government Income and the amount of its liabilities to be assumed by Government Income will be determined as of the close of business (4:00 p.m. Eastern time) of Long-Term Government on the Closing Date, using the valuation procedures set forth in Long-Term Government's then-current Prospectus and Statement of Additional Information. The net asset value of a share of Government Income will be determined as of the same time using the valuation procedures set forth in its then-current Prospectus and Statement of Additional Information.
 Upon the Closing Date, Long-Term Government will distribute to its shareholders of record the shares of Government Income it received, so that each Long-Term Government shareholder will receive the number of full and fractional shares of Government Income equal in value to the aggregate net asset value of shares of Long-Term Government held by such shareholder on the Closing Date; Long-Term Government will be liquidated as soon as practicable thereafter. Such distribution will be accomplished by opening accounts on the books of Government Income in the names of the Long-Term Government shareholders and by transferring thereto shares of Government Income. Each Long-Term Government shareholder's account shall be credited with the respective PRO RATA number of full and fractional shares (rounded to the third decimal place) of Government Income due that shareholder. Government Income shall not issue certificates representing its shares in connection with such exchange.
 Accordingly, immediately after the Reorganization, each former Long-Term Government shareholder will own shares of Government Income equal to the aggregate net asset value of that shareholder's shares of Long-Term Government immediately prior to the Reorganization. The net asset value per share of Government Income will be unchanged by the transaction. Thus, the Reorganization will not result in a dilution of any shareholder interest.
 Any transfer taxes payable upon issuance of shares of Government Income in a name other than that of the registered holder of the shares on the books of Long-Term Government as of that time shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of Long-Term Government is and will continue to be its responsibility up to and including the Closing Date and such later date on which Long-Term Government is liquidated.
 Pursuant to its management contract and its all-inclusive management fee, FMR will bear the cost of the Reorganization, including professional fees, expenses associated with the filing of registration statements, and the cost of soliciting proxies for the Meeting, which will consist principally of printing and mailing prospectuses and proxy statements, together with the cost of any supplementary solicitation. However, there may be some transaction costs associated with portfolio adjustments to Long-Term Government and Government Income due to the the Reorganization which will be borne by Long-Term Government and Government Income, respectively. The Funds may recognize a taxable gain or loss on the disposition of securities pursuant to these portfolio adjustments. See the section entitled "Reasons for the Reorganization."
 The consummation of the Reorganization is subject to a number of conditions set forth in the Agreement, some of which may be waived by a Fund. In addition, the Agreement may be amended in any mutually agreeable manner, except that no amendment that may have a materially adverse effect on the shareholders' interests may be made subsequent to the Meeting. REASONS FOR THE REORGANIZATION
 The Boards of Trustees (the Boards) of both Funds have determined that the Reorganization is in the best interests of the shareholders of both Funds and that the Reorganization will not result in a dilution of any shareholders' interests.
 In considering the Reorganization, the Boards considered a number of factors, including the following:
(1)  the compatibility of the Funds' investment objectives and policies;
(2)  the historical performance and volatility of the Funds;
(3) the impact of the Reorganization on the expected expense ratio of Government Income relative to each Fund's current expense ratio;
(4) the costs to be incurred by each Fund as a result of the Reorganization;
(5)  the tax consequences of the Reorganization;
(6) services available to shareholders before and after the Reorganization; and
(7)   elimination of duplicative funds and benefit to FMR.
 FMR recommended the Reorganization to the Boards at a meeting of the Boards on November 16, 1995. In recommending the Reorganization, FMR also advised the Boards that the Funds have generally compatible investment objectives and policies, with the material differences noted, and that the Funds have similar investment strategies, with the material differences noted. In particular, FMR informed the Boards that the Funds differ with respect to their average maturities.
 The Boards further considered the relative risk/return characteristics of the Funds, in particular the lower potential volatility of an investment in Government Income due to the Fund's focus on securities with shorter average maturities. The Boards specifically weighed the fact that the longer average maturity of Long-Term Government's portfolio has resulted in higher cumulative total returns for the last three years ended September 30, 1995, but also has caused the Fund to be significantly more volatile than Government Income. Accordingly, the Boards considered that if the Reorganization is approved, the former shareholders of Long-Term Government in certain market conditions might lose the potential returns from an investment in longer-term securities, but that they also probably would reduce their exposure to interest rate fluctuations.
 The Boards also considered that former shareholders of Long-Term Government will receive shares of Government Income equal to the value of their shares of Long-Term Government. In addition, the Funds will receive an opinion of counsel that the Reorganization will not result in any gain or loss for Federal income tax purposes either to Long-Term Government or Government Income or to the shareholders of either Fund.
 Furthermore, the Boards considered that combining the Funds would result in an immediate benefit to shareholders by lowering expenses, as a percentage of net assets, of both Funds, because FMR would voluntarily lower its management fee from .65% of average net assets to .60% of the combined fund's average net assets for a period of two years following the effective date of the Reorganization. The Boards also considered that after the two years have expired, FMR could allow Government Income's total fund operating expenses to revert to the current contractual rate of .65% of the Fund's average net assets. In addition, FMR informed the Boards that it would pay the costs associated with the Reorganization, including professional fees and the costs of proxy solicitation. FMR further informed the Boards that although the Funds would bear any costs (as described above) associated with portfolio adjustments resulting from the Reorganization, FMR believed that such costs would be minimal and would be counterbalanced by FMR's voluntary reduction of its management fee.
 In addition, the Boards considered that the Funds have the same purchase and exchange provisions, fees, redemption procedures, and automatic reinvestment policies. FMR informed the Boards that the only exception to the Funds' identical fee structure and shareholder services is their different dividend declaration policies (as described above).
 Finally, the Boards considered the proposed Reorganization in the context of a general goal of reducing the number of duplicative funds managed by FMR. FMR advised the Boards that Long-Term Government has not been successful in attracting or retaining assets and that Government Income has a wider appeal among investors. While the reduction of duplicative funds and funds with lower assets potentially would benefit FMR, it also should benefit shareholders by facilitating increased operational efficiencies. DESCRIPTION OF THE SECURITIES TO BE ISSUED
 Fidelity Fixed-Income Trust (the trust) is registered with the Securities and Exchange Commission (the Commission) as an open-end management investment company. The trust's trustees are authorized to issue an unlimited number of shares of beneficial interest of separate series. Government Income is one of five funds of the trust. Each share of Government Income represents an equal proportionate interest with each other share of the Fund, and each such share of Government Income is entitled to equal voting, dividend, liquidation, and redemption rights. Each shareholder of the Fund is entitled to one vote for each dollar value of net asset value of the Fund that shareholder owns. Shares of Government Income have no preemptive or conversion rights. The voting and dividend rights, the right of redemption, and the privilege of exchange are described in the Fund's Prospectus. Shares are fully paid and nonassessable, except as set forth in the Fund's Statement of Additional Information under the heading "Shareholder and Trustee Liability."
 The trust does not hold annual meetings of shareholders. There will normally be no meetings of shareholders for the purpose of electing Trustees unless less than a majority of the Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholders meeting for the election of Trustees. Under the 1940 Act, shareholders of record of at least two-thirds of the outstanding shares of an investment company may remove a trustee by votes cast in person or by proxy at a meeting called for that purpose. The Trustees are required to call a meeting of shareholders for the purpose of voting upon the question of removal of any Trustee when requested in writing to do so by the shareholders of record holding at least 10% of the trust's outstanding shares.
FEDERAL INCOME TAX CONSIDERATIONS
 The exchange of Long-Term Government's assets for Government Income's shares and the assumption of the liabilities of Long-Term Government by Government Income is intended to qualify for federal income tax purposes as a tax-free reorganization under the Code. With respect to the Reorganization, the participating Funds have received an opinion from Kirkpatrick & Lockhart LLP, counsel to Long-Term Government and Government Income, substantially to the effect that:
(i) The acquisition by Government Income of all of the assets of Long-Term Government solely in exchange for Government Income shares and the assumption by Government Income of Long-Term Government's liabilities, followed by the distribution by Long-Term Government of Government Income shares to the shareholders of Long-Term Government pursuant to the liquidation of Long-Term Government and constructively in exchange for their Long-Term Government shares will constitute a reorganization within the meaning of section 368(a)(1)(C) of the Code, and Long-Term Government and Government Income will each be "a party to a reorganization" within the meaning of section 368(b) of the Code;
(ii) No gain or loss will be recognized by Long-Term Government upon the transfer of all of its assets to Government Income in exchange solely for Government Income shares and Government Income's assumption of Long-Term Government's liabilities, followed by Long-Term Government's subsequent distribution of those shares to shareholders in liquidation of Long-Term Government;
(iii) No gain or loss will be recognized by Government Income upon the receipt of the assets of Long-Term Government in exchange solely for Government Income shares and its assumption of Long-Term Government's liabilities;
(iv) The shareholders of Long-Term Government will recognize no gain or loss upon the exchange of their Long-Term Government shares solely for Government Income shares;
(v) The basis of Long-Term Government's assets in the hands of Government Income will be the same as the basis of those assets in the hands of Long-Term Government immediately prior to the Reorganization, and the holding period of those assets in the hands of Government Income will include the holding period of those assets in the hands of Long-Term Government;
(vi) The basis of Long-Term Government shareholders in Government Income shares will be the same as their basis in Long-Term Government shares to be constructively surrendered in exchange therefor; and
(vii) The holding period of the Government Income shares to be received by the Long-Term Government shareholders will include the period during which the Long-Term Government shares to be constructively surrendered in exchange therefor were held, provided such Long-Term Government shares were held as capital assets by those shareholders on the date of the Reorganization.
 Shareholders of Long-Term Government should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Because the foregoing discussion only related to the federal income tax consequences of the Reorganization, those shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.
CAPITALIZATION
 The following tables show the capitalization of the Funds as of October 31, 1995 (unaudited) and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization.

                                                                       PRO FORMA
                            LONG-TERM GOVERNMENT   GOVERNMENT INCOME   COMBINED FUND

Net Assets                  $92,739,266            $245,660,979        $338,400,245

Net Asset Value Per Share   $12.14                 $10.43              $10.43

Shares Outstanding          7,637,201              23,561,908          32,453,496


CONCLUSION
 The Agreement and Plan of Reorganization and the transactions provided for therein were approved by the Boards at a meeting held on November 16, 1995. The Boards of Trustees of Fidelity Devonshire Trust and Fidelity Fixed-Income Trust determined that the proposed Reorganization is in the best interests of shareholders of each Fund and that the interests of existing shareholders of Long-Term Government and Government Income would not be diluted as a result of the Reorganization. In the event that the Reorganization is not consummated, Long-Term Government will continue to engage in business as a fund of a registered investment company and the Board of Fidelity Devonshire Trust will consider other proposals for the reorganization or liquidation of the Fund.



ADDITIONAL INFORMATION ABOUT SPARTAN GOVERNMENT INCOME FUND
FINANCIAL HIGHLIGHTS



1.                        Six Months    Years Ended April 30
                          Ended
                          October 31,

2.                        1995          1995                   1994        1993       1992       1991        1990        1989

3.                        (Unaudited)   4.                     5.          6.         7.         8.          9.          10.

11.Selected Per-Share Data

12.Net asset value,
beginning of period       $ 9.950       $ 10.000               $ 10.930    $ 10.900   $ 10.640   $ 10.030    $ 10.050    $ 10.000

13.Income from
Investment Operations      .334          .640                   .624        .784       .846       .870        .936        .328
 Net investment income

14. Net realized and
unrealized gain            .476          .055                   (.720)      .370       .294       .610        .010        .050
(loss)

15. Total from
investment operations      .810          .695                   (.096)      1.154      1.140      1.480       .946        .378

16.Less Distributions      (.330)        (.700)                 (.574)      (.704)     (.840)     (.870)      (.936)      (.328)
 From net investment income

17. In excess of net
investment income          -             (.045)                 -           -          -          -           -           -

18. From net realized
gain                       -             -                      (.100)      (.420)     (.040)     -           (.030)      -

19. In excess of net
realized gain              -             -                      (.160)      -          -          -           -           -

20. Total distributions    (.330)        (.745)                 (.834)      (1.124)    (.880)     (.870)      (.966)      (.328)

21.Net asset value,
end of period             $ 10.430      $ 9.950                $ 10.000    $ 10.930   $ 10.900   $ 10.640    $ 10.030    $ 10.050

22.Total return,           8.23%         7.32                   (1.14)      11.12      11.05      15.27%      9.47%       3.83%
                                        %                      %           %          %

23.RATIOS AND SUPPLEMENTAL DATA

24.Net assets, end of
period (000               $ 245,661     $ 239,89               $ 286,654   $ 457,72   $ 482,83   $ 430,443   $ 282,555   $ 21,135
omitted)                                9                                  5          7

25.Ratio of expenses
to average net             .65%          .65                    .65%        .65        .65        .53%        .16%        .65%
assets                                  %                                  %          %

26.Ratio of net
investment income to       6.51%         7.34                   6.79%       7.11       7.77       8.35%       9.02%       9.26%
average net assets        A             %                                  %          %

27.Portfolio turnover
rate                       138%          303                    354%        170        59         96%         68%         277%
                          A             %                                  %          %


A ANNUALIZED
B TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED.
C THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
D FROM DECEMBER 20, 1988 (COMMENCEMENT OF OPERATIONS) TO APRIL 30, 1989.
E THE AMOUNT SHOWN FOR A SHARE OUTSTANDING DOES NOT CORRESPOND WITH THE AGGREGATE NET LOSS ON INVESTMENTS FOR THE PERIOD ENDED DUE TO THE TIMING OF SALES AND REPURCHASES OF FUND SHARES IN RELATION TO FLUCTUATING MARKET VALUES OF THE INVESTMENTS OF THE FUND.
F EFFECTIVE MAY 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INVESTMENT INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
G FMR VOLUNTARILY AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.

MISCELLANEOUS
AVAILABLE INFORMATION. Fidelity Fixed-Income Trust is subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, and in accordance therewith files reports, proxy material, and other information with the Commission. Such reports, proxy material, and other information can be inspected and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such material can also be obtained from the Public Reference Branch Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington D.C. 20549, at prescribed rates.
LEGAL MATTERS. Certain legal matters in connection with the issuance of Government Income's shares will be passed upon by Kirkpatrick & Lockhart LLP, counsel to the trusts.
EXPERTS. The audited financial statements of Government Income, incorporated by reference into the Statement of Additional Information, have been examined by Coopers & Lybrand, L.L.P., independent accountants (Coopers), whose report thereon is included in the Annual Report to Shareholders for the fiscal year ended April 30, 1995. The audited financial statements of Long-Term Government, incorporated by reference into the Statement of Additional Information, have been examined by Coopers, whose report thereon is included in the Annual Report to Shareholders for the fiscal year ended January 31, 1995. Unaudited financial statements for Long-Term Government for the six-month period ended July 31, 1995 and unaudited financial statements for Government Income for the six-month period ended October 31, 1995 are also incorporated by reference. The financial statements audited by Coopers have been incorporated by reference in reliance on their reports given on their authority as experts in auditing and accounting.

                    Exhibit I
AGREEMENT AND PLAN OF REORGANIZATION
 THIS AGREEMENT AND PLAN OF REORGANIZATION (the Agreement) is made as of the 8th day of March, 1996 by and among Fidelity Devonshire Trust, a Massachusetts business trust, on behalf of Spartan Long-Term Government Bond Fund (Long-Term Government), a series of Fidelity Devonshire Trust, and Fidelity Fixed-Income Trust, a Massachusetts business trust, on behalf of Spartan Government Income Fund (Government Income), a series of Fidelity Fixed-Income Trust. Fidelity Devonshire Trust and Fidelity Fixed-Income Trust may be referred to herein collectively as the "Trusts" or each individually as a "Trust." Government Income and Long-Term Government may be referred to herein collectively as the "Funds" or each individually as the "Fund."
 This Agreement is intended to be, and is adopted as, a plan of reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the Code). The reorganization will comprise: (a) the transfer of all of the assets of Long-Term Government to Government Income solely in exchange for shares of beneficial interest in Government Income (the Government Income Shares) and the assumption by Government Income of Long-Term Government's liabilities; and (b) the constructive distribution of such shares by Long-Term Government PRO RATA to its shareholders in complete liquidation and termination of Long-Term Government in exchange for all of Long-Term Government's outstanding
shares.   Long-Term Government shall receive shares of Government Income equal in value to the net asset value per share of Long-Term Government multiplied by the number of shares of Long-Term Government then outstanding, which Long-Term Government shall then distribute PRO RATA to its shareholders. The foregoing transactions are referred to herein as the "Reorganization."
 In consideration of the mutual promises and subject to the terms and conditions herein, the parties covenant and agree as follows:
1. REPRESENTATIONS AND WARRANTIES OF LONG-TERM GOVERNMENT. Long-Term Government represents and warrants to and agrees with Government Income that:
(a) Long-Term Government is a series of Fidelity Devonshire Trust, a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
(b) Fidelity Devonshire Trust is an open-end, management investment company duly registered under the Investment Company Act of 1940, as amended (the 1940 Act), and such registration is in full force and effect;
(c) The Prospectus and Statement of Additional Information of Long-Term Government dated March 22, 1995, previously furnished to Government Income, did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Long-Term Government, threatened against Long-Term Government which assert liability on the part of Long-Term Government. Long-Term Government knows of no facts which might form the basis for the institution of such proceedings;
(e) Long-Term Government is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Amended and Restated Declaration of Trust or By-laws, or, to the knowledge of Long-Term Government, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Long-Term Government is a party or by which Long-Term Government is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment or decree to which Long-Term Government is a party or is bound;
(f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Per-Share Data and Ratios, and the Schedule of Investments (including market values) of Long-Term Government at January 31, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, and have been furnished to Government Income together with such unaudited financial statements and schedule of investments (including market values) for the six month period ended July 31, 1995. Said statements of assets and liabilities and schedules of investments fairly present the Fund's financial position as of such dates and said statement of operations and changes in net assets fairly reflect its results of operations and changes in financial position for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
(g) Long-Term Government has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of July 31, 1995 and those incurred in the ordinary course of Long-Term Government's business as an investment company since July 31, 1995;
(h) The registration statement (Registration Statement) to be filed with the Securities and Exchange Commission (Commission) by Government Income on Form N-14 relating to the shares of Government Income issuable hereunder and the proxy statement of Long-Term Government included therein (Proxy Statement), on the effective date of the Registration Statement and insofar as they relate to Long-Term Government (i) will comply in all material respects with the provisions of the Securities Act of 1933, as amended (the 1933 Act), the Securities Exchange Act of 1934, as amended (the 1934 Act), and the 1940 Act, and the rules and regulations thereunder, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date, the prospectus contained in the Registration Statement of which the Proxy Statement is a part (the Prospectus), as amended or supplemented, insofar as it relates to Long-Term Government, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(i) All material contracts and commitments of Long-Term Government (other than this Agreement) will be terminated without liability to Long-Term Government prior to the Closing Date (other than those made in connection with redemptions of shares and the purchase and sale of portfolio securities made in the ordinary course of business);
(j) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Long-Term Government of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the District of Columbia and Puerto Rico);
(k) Long-Term Government has filed or will file all federal and state tax returns which, to the knowledge of Long-Term Government's officers, are required to be filed by Long-Term Government and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Long-Term Government's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(l) Long-Term Government has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on the Closing Date (as defined in Section 6);
(m) All of the issued and outstanding shares of Long-Term Government are, and at the Closing Date will be, duly and validly issued and outstanding and fully paid and nonassessable as a matter of Massachusetts law (except as disclosed in the Fund's Statement of Additional Information), and have been offered for sale and in conformity with all applicable federal securities laws. All of the issued and outstanding shares of Long-Term Government will, at the Closing Date, be held by the persons and in the amounts set forth in the list of shareholders submitted to Government Income in accordance with this Agreement;
(n) At both the Valuation Time (as defined in Section 4) and the Closing Date (as defined in Section 6), Long-Term Government will have the full right, power, and authority to sell, assign, transfer, and deliver its portfolio securities and any other assets of Long-Term Government to be transferred to Government Income pursuant to this Agreement. At the Closing Date, subject only to the delivery of Long-Term Government's portfolio securities and any such other assets as contemplated by this Agreement, Government Income will acquire Long-Term Government's portfolio securities and any such other assets subject to no encumbrances, liens, or security interests (except for those that may arise in the ordinary course and are disclosed to Government Income) and without any restrictions upon the transfer thereof; and
(o) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Long-Term Government, and this Agreement constitutes a valid and binding obligation of Long-Term Government enforceable in accordance with its terms, subject to shareholder approval.
2. REPRESENTATIONS AND WARRANTIES OF GOVERNMENT INCOME. Government Income represents and warrants to and agrees with Long-Term Government that:
(a) Government Income is a series of Fidelity Fixed-Income Trust, a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
(b) Fidelity Fixed-Income Trust is an open-end, management investment company duly registered under the 1940 Act, and such registration is in full force and effect;
(c) The Prospectus and Statement of Additional Information of Government Income, dated June 24, 1995, previously furnished to Long-Term Government did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Government Income, threatened against Government Income which assert liability on the part of Government Income. Government Income knows of no facts which might form the basis for the institution of such proceedings;
(e) Government Income is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Amended and Restated Declaration of Trust or By-laws, or, to the knowledge of Government Income, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Government Income is a party or by which Government Income is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which Government Income is a party or is bound;
(f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Per-Share Data and Ratios, and the Schedule of Investments (including market values) of Government Income at April 30, 1995, have been audited by Coopers & Lybrand L.L.P., independent accountants, and have been furnished to Long-Term Government together with such unaudited financial statements and schedule of investments (including market values) for the six month period ended October 31, 1995. Said statements of assets and liabilities and schedules of investments fairly present its financial position as of such dates and said statement of operations and changes in net assets fairly reflect its results of operations and changes in financial position for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
(g) Government Income has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of October 31, 1995 and those incurred in the ordinary course of Government Income's business as an investment company since October 31, 1995;
(h) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Government Income of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the District of Columbia and Puerto Rico);
(i) Government Income has filed or will file all federal and state tax returns which, to the knowledge of Government Income's officers, are required to be filed by Government Income and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Government Income's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(j) Government Income has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on October 31, 1996;
(k) By the Closing Date, the shares of beneficial interest of Government Income to be issued to Long-Term Government will have been duly authorized and, when issued and delivered pursuant to this Agreement, will be legally and validly issued and will be fully paid and nonassessable (except as disclosed in the Fund's Statement of Additional Information) by Government Income, and no shareholder of Government Income will have any preemptive right of subscription or purchase in respect thereof;
(l) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Government Income, and this Agreement constitutes a valid and binding obligation of Government Income enforceable in accordance with its terms, subject to approval by the shareholders of Long-Term Government;
(m) The Registration Statement and the Proxy Statement, on the effective date of the Registration Statement and insofar as they relate to Government Income, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act, and the 1940 Act, and the rules and regulations thereunder, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date, the Prospectus, as amended or supplemented, insofar as it relates to Government Income, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(n) The issuance of the Government Income Shares pursuant to this Agreement will be in compliance with all applicable federal securities laws; and
(o) All of the issued and outstanding shares of beneficial interest of Government Income have been offered for sale and sold in conformity with the federal securities laws.
3.  REORGANIZATION.
(a) Subject to the requisite approval of the shareholders of Long-Term Government and to the other terms and conditions contained herein, Long-Term Government agrees to assign, sell, convey, transfer, and deliver to Government Income on the Closing Date (as defined in Section 6) all of the assets of Long-Term Government of every kind and nature existing on the Closing Date. Government Income agrees in exchange therefor: (i) to assume all of Long-Term Government's liabilities existing on or after the Closing Date, whether or not determinable on the Closing Date, and (ii) to issue and deliver to Long-Term Government the number of full and fractional shares of Government Income having an aggregate net asset value equal to the value of the assets of Long-Term Government transferred hereunder, less the value of the liabilities of Long-Term Government, determined as provided for under Section 4.
(b) The assets of Long-Term Government to be acquired by Government Income shall include, without limitation, all cash, cash equivalents, securities, receivables (including interest or dividends receivables), claims, choses in action, and other property owned by Long-Term Government, and any deferred or prepaid expenses shown as an asset on the books of Long-Term Government on the Closing Date. Long Term Government will pay or cause to be paid to Government Income any dividend or interest payments received by it on or after the Closing Date with respect to the assets transferred to Government Income hereunder, and Government Income will retain any dividend or interest payments received by it after the Valuation Time (as defined in Section 4) with respect to the assets transferred hereunder without regard to the payment date thereof.
(c) The liabilities of Long-Term Government to be assumed by Government Income shall include (except as otherwise provided for herein) all of Long-Term Government's liabilities, debts, obligations, and duties, of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in this Agreement. Notwithstanding the foregoing, Long-Term Government agrees to use its best efforts to discharge all of its known liabilities prior to the Closing Date.
 (d) Pursuant to this Agreement, as soon after the Closing Date as is conveniently practicable (the Liquidation Date), Long-Term Government will constructively distribute PRO RATA to its shareholders of record, determined as of the Valuation Time on the Closing Date, the Government Income Shares in exchange for such shareholders' shares of beneficial interest in Long-Term Government and Long-Term Government will be liquidated in accordance with Long-Term Government's Amended and Restated Declaration of Trust. Such distribution shall be accomplished by the Funds' transfer agent opening accounts on Government Income's share transfer books in the names of the Long-Term Government shareholders and transferring the Government Income Shares thereto. Each Long-Term Government shareholder's account shall be credited with the respective PRO RATA number of full and fractional (rounded to the third decimal place) Government Income Shares due that shareholder. All outstanding Long-Term Government shares, including any represented by certificates, shall simultaneously be canceled on Long-Term Government's share transfer records. Government Income shall not issue certificates representing the Government Income Shares in connection with the Reorganization.
(e) Any reporting responsibility of Long-Term Government is and shall remain its responsibility up to and including the date on which it is terminated.
(f) Any transfer taxes payable upon issuance of the Government Income Shares in a name other than that of the registered holder on Long-Term Government's books of the Long-Term Government shares constructively exchanged for the Government Income Shares shall be paid by the person to whom such Government Income Shares are to be issued, as a condition of such transfer.
4.  VALUATION.
(a) The Valuation Time shall be 4:00 p.m. Eastern time on the Closing Date (as defined in Section 6), or such day as may be mutually agreed upon in writing by the parties hereto (the Valuation Time).
(b) On the Closing Date, Government Income will deliver to Long-Term Government the number of Government Income Shares having an aggregate net asset value equal to the value of the assets of Long-Term Government transferred hereunder less the liabilities of Long-Term Government, determined as provided in this Section 4.
(c) The net asset value of the Government Income Shares to be delivered to Long-Term Government, the value of the assets of Long-Term Government transferred hereunder, and the value of the liabilities of Long-Term Government to be assumed hereunder shall in each case be determined as of the Valuation Time.
(d) The net asset value of the Government Income Shares shall be computed in the manner set forth in the then-current Government Income Prospectus and Statement of Additional Information, and the value of the assets and liabilities of Long-Term Government shall be computed in the manner set forth in the then-current Long-Term Government Prospectus and Statement of Additional Information.
(e) All computations pursuant to this Section shall be made by or under the direction of Fidelity Service Co., a division of FMR Corp., in accordance with its regular practice as pricing agent for Long-Term Government and Government Income.
5.  FEES; EXPENSES.
(a) Pursuant to the Funds' management contracts with Fidelity Management & Research Company (FMR), FMR will pay all fees and expenses, including legal, accounting, printing, filing, and proxy solicitation expenses, portfolio transfer taxes (if any), or other similar expenses incurred in connection with the transactions contemplated by this Agreement (but not including costs incurred in connection with the purchase or sale of portfolio securities).
(b) Each of Government Income and Long-Term Government represents that there is no person who has dealt with it who by reason of such dealings is entitled to any broker's or finder's or other similar fee or commission arising out of the transactions contemplated by this Agreement.
6.   CLOSING DATE
(a) The Reorganization, together with related acts necessary to consummate the same (the Closing), unless otherwise provided herein, shall occur at the principal office of the Trusts, 82 Devonshire Street, Boston, Massachusetts, at the Valuation Time on May 31, 1996, or at some other time, date, and place agreed to by Long-Term Government and Government Income (the Closing Date).
(b) In the event that on the Closing Date: (i) the market for U.S. government securities is closed to trading, or (ii) trading thereon is restricted, or (iii) trading or the reporting of trading on said market or elsewhere is disrupted, all so that accurate appraisal of the total net asset value of Long-Term Government and the net asset value per Government Income Share is impracticable, the Valuation Time and the Closing Date shall be postponed until the first business day after the day when such trading shall have been fully resumed and such reporting shall have been restored, or such other date as the parties may agree.
7.  SHAREHOLDER MEETING AND TERMINATION OF LONG-TERM GOVERNMENT
(a) Long-Term Government agrees to call a meeting of its shareholders after the effective date of the Registration Statement, to consider transferring its assets to Government Income as herein provided, adopting this Agreement, and authorizing the liquidation of Long-Term Government.
(b) Long-Term Government agrees that as soon as reasonably practicable after distribution of the Government Income Shares, Long-Term Government shall be terminated as a series of Fidelity Devonshire Trust pursuant to its Amended and Restated Declaration of Trust, any further actions shall be taken in connection therewith as required by applicable law, and on and after the Closing Date Long-Term Government shall not conduct any business except in connection with its liquidation and termination.
8. CONDITIONS TO GOVERNMENT INCOME'S OBLIGATIONS. The obligations of Government Income hereunder shall be subject to the following conditions:
(a) That Long-Term Government furnishes to Government Income a statement, dated as of the Closing Date, signed by the Treasurer or Assistant Treasurer of Long-Term Government, certifying that as of the Valuation Time and the Closing Date all representations and warranties of Long-Term Government made in this Agreement are true and correct in all material respects and that Long-Term Government has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates;
(b) That Long-Term Government furnishes Government Income with copies of the resolutions, certified by an officer of Fidelity Devonshire Trust, evidencing the adoption of this Agreement and the approval of the transactions contemplated herein by the requisite vote of the holders of the outstanding shares of beneficial interest of Long-Term Government;

(c) That, on or prior to the Closing Date, Long-Term Government will declare one or more dividends or distributions which, together with all previous such dividends or distributions, shall have the effect of distributing to the shareholders of Long-Term Government substantially all of Long-Term Government's investment company taxable income and all of its net realized capital gain, if any, as of the Closing Date;
(d) That Long-Term Government shall deliver to Government Income at the Closing a statement of its assets and liabilities, together with a list of its portfolio securities showing each such security's adjusted tax basis and holding period by lot, with values determined as provided in Section 4 of this Agreement, all as of the Valuation Time, certified on Long-Term Government's behalf by its Treasurer or Assistant Treasurer;
(e) That Long-Term Government's custodian shall deliver to Government Income a certificate identifying the assets of Long-Term Government held by such custodian as of the Valuation Time on the Closing Date and stating that at the Valuation Time: (i) the assets held by the custodian will be transferred to Government Income; (ii) Long-Term Government's assets have been duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof; and (iii) to the best of the custodian's knowledge, all necessary taxes in conjunction with the delivery of the assets, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made;
(f) That Long-Term Government's transfer agent shall deliver to Government Income at the Closing a certificate setting forth the number of shares of Long-Term Government outstanding as of the Valuation Time and the name and address of each holder of record of any such shares and the number of shares held of record by each such shareholder;
(g) That Long-Term Government calls a meeting of its shareholders to be held after the effective date of the Registration Statement, to consider transferring its assets to Government Income as herein provided, adopting this Agreement, and authorizing the liquidation and termination of Long-Term Government;
(h) That Long-Term Government delivers to Government Income a certificate of an officer, dated the Closing Date, that there has been no material adverse change in Long-Term Government's financial position since October 31, 1995, other than changes in the market value of its portfolio securities, or changes due to net redemptions of its shares, dividends paid, or losses from operations; and
(i) That all of the issued and outstanding shares of beneficial interest of Long-Term Government shall have been offered for sale and sold in conformity with all applicable state securities laws and, to the extent that any audit of the records of Long-Term Government or its transfer agent by Government Income or its agents shall have revealed otherwise, Long-Term Government shall have taken all actions that in the opinion of Government Income are necessary to remedy any prior failure on the part of Long-Term Government to have offered for sale and sold such shares in conformity with such laws.
9.  CONDITIONS TO OBLIGATIONS OF LONG-TERM GOVERNMENT.
(a) That Government Income shall have executed and delivered to Long-Term Government an Assumption of Liabilities, certified by an officer of Fidelity Fixed-Income Trust, dated as of the Closing Date pursuant to which Government Income will assume all of the liabilities of Long-Term Government existing at the Valuation Time in connection with the transactions contemplated by this Agreement;
(b) That Government Income furnishes to Long-Term Government a statement, dated as of the Closing Date, signed by the Treasurer or Assistant Treasurer of Government Income, certifying that as of the Valuation Time and the Closing Date all representations and warranties of Government Income made in this Agreement are true and correct in all material respects, and Government Income has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates; and
(c) That Long-Term Government shall have received an opinion of Kirkpatrick & Lockhart LLP, counsel to Long-Term Government and Government Income, to the effect that the Government Income Shares are duly authorized and upon delivery to Long-Term Government as provided in this Agreement will be validly issued and will be fully paid and nonassessable by Government Income (except as disclosed in Long-Term Government's Statement of Additional Information) and no shareholder of Government Income has any preemptive right of subscription or purchase in respect thereof.
10.  CONDITIONS TO OBLIGATIONS OF GOVERNMENT INCOME AND LONG-TERM
GOVERNMENT.
(a) That this Agreement shall have been adopted and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest of Long-Term Government;
(b) That all consents of other parties and all other consents, orders, and permits of federal, state, and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no action" positions of such federal or state authorities) deemed necessary by Government Income or Long-Term Government to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of Government Income or Long-Term Government, provided that either party hereto may for itself waive any of such conditions;
(c) That all proceedings taken by either Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to it and its counsel, Kirkpatrick & Lockhart LLP;
(d) That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement;
(e) That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Government Income and Long-Term Government, threatened by the Commission; and
(f) That Government Income and Long-Term Government shall have received an opinion of Kirkpatrick & Lockhart LLP satisfactory to Government Income and Long-Term Government that for federal income tax purposes:
 (i) The Reorganization will be a reorganization under section 368(a)(1)(C) of the Code, and Long-Term Government and Government Income will each be parties to the Reorganization under section 368(b) of the Code;
 (ii) No gain or loss will be recognized by Long-Term Government upon the transfer of all of its assets to Government Income in exchange solely for the Government Income Shares and the assumption of Long-Term Government's liabilities followed by the distribution of those Government Income Shares to the shareholders of Long-Term Government;
 (iii) No gain or loss will be recognized by Government Income on the receipt of Long-Term Government's assets in exchange solely for the Government Income Shares and the assumption of Long-Term Government's liabilities;
 (iv) The basis of Long-Term Government's assets in the hands of Government Income will be the same as the basis of such assets in Long-Term Government's hands immediately prior to the Reorganization;
 (v) Government Income's holding period in the assets to be received from Long-Term Government will include Long-Term Government's holding period in such assets;
 (vi) A Long-Term Government shareholder will recognize no gain or loss on the exchange of his or her shares of beneficial interest in Long-Term Government for the Government Income Shares in the Reorganization;
 (vii) A Long-Term Government shareholder's basis in the Government Income Shares to be received by him or her will be the same as his or her basis in the Long-Term Government shares exchanged therefor;
 (viii) A Long-Term Government shareholder's holding period for his or her Government Income Shares will be determined by including the period for which he or she held the Long-Term Government shares exchanged therefor, provided that those Long-Term Government shares were held as capital assets on the date of the Reorganization.

 Notwithstanding anything herein to the contrary, each of Long-Term Government and Government Income may not waive the conditions set forth in this subsection 10(f).
11.  COVENANTS OF GOVERNMENT INCOME AND LONG-TERM GOVERNMENT.
(a) Government Income and Long-Term Government each covenants to operate its respective business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the payment of customary dividends and distributions;
(b) Long-Term Government covenants that it is not acquiring the Government Income Shares for the purpose of making any distribution other than in accordance with the terms of this Agreement;
(c) Long-Term Government covenants that it will assist Government Income in obtaining such information as Government Income reasonably requests concerning the beneficial ownership of Long-Term Government's shares; and
(d) Long-Term Government covenants that its liquidation and termination will be effected in the manner provided in its Amended and Restated Declaration of Trust in accordance with applicable law and after the Closing Date, Long-Term Government will not conduct any business except in connection with its liquidation and termination.
12.  TERMINATION; WAIVER.
 Government Income and Long-Term Government may terminate this Agreement by mutual agreement. In addition, either Government Income or Long-Term Government may at its option terminate this Agreement at or prior to the Closing Date because:
 (i) of a material breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date; or
 (ii) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.
In the event of any such termination, there shall be no liability for damages on the part of Long-Term Government or Government Income, or their respective Trustees or officers.
13.  SOLE AGREEMENT; AMENDMENTS; WAIVERS; SURVIVAL OF WARRANTIES.
(a) This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto and shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts.
(b) This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the respective President, any Vice President, or Treasurer of Government Income or Long-Term Government; provided, however, that following the shareholders' meeting called by Long-Term Government pursuant to Section 7 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Government Income Shares to be paid to Long-Term Government shareholders under this Agreement to the detriment of such shareholders without their further approval.
(c) Either Fund may waive any condition to its obligations hereunder, provided that such waiver does not have any material adverse effect on the interests of such Fund's shareholders.
 The representations, warranties, and covenants contained in the Agreement, or in any document delivered pursuant hereto or in connection herewith, shall survive the consummation of the transactions contemplated hereunder.

14.  DECLARATIONS OF TRUST.
 A copy of the Declaration of Trust of each Fund, as restated and amended, is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Fund as trustees and not individually and that the obligations of each Fund under this instrument are not binding upon any of such Fund's Trustees, officers, or shareholders individually but are binding only upon the assets and property of such Fund. Each Fund agrees that its obligations hereunder apply only to such Fund and not to its shareholders individually or to the Trustees of such Fund.
15.  ASSIGNMENT.
 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.
 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
 IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by an appropriate officer.
SIGNATURE LINES OMITTED

SUPPLEMENT TO THE
SPARTAN(registered trademark)
SHORT-INTERMEDIATE
GOVERNMENT FUND
AND
SPARTAN(registered trademark)
GOVERNMENT INCOME
FUND PROSPECTUS
DATED JUNE 24, 1995
The following information
replaces the similar
information found in the
"Expenses" section on page
5.
SPARTAN SHORT-INTERMEDIATE
 Management fee  (after
reimbursement)  0.50%
 12b-1 fee
None
 Other expenses
0.00%
 Total fund operating expenses
0.50%
SPARTAN SHORT-INTERMEDIATE
                       Account open
Acount closed
 After 1 year $5    $10
 After 3 years $16  $21
 After 5 years $28  $33
 After 10 years $63  $68

FMR has voluntarily agreed to
temporarily limit Spartan
Short-Intermediate
Government's operating
expenses to .50% of its
average net assets. If this
agreement were not in effect,
the management fee, other
expenses, and total operating
expenses would be .65%,
 .00%, and .65%, respectively.
Expenses eligible for
reimbursement do not include
interest, taxes, brokerage
commissions, or extraordinary
expenses.

SUPPLEMENT TO THE
SPARTAN(registered trademark)
SHORT-INTERMEDIATE
GOVERNMENT FUND
AND
SPARTAN(registered trademark)
GOVERNMENT INCOME
FUND PROSPECTUS
DATED JUNE 24, 1995
The following information
replaces the similar
information found in the
"Expenses" section on page
5.
SPARTAN SHORT-INTERMEDIATE
 Management fee  (after
reimbursement)  0.50%
 12b-1 fee
None
 Other expenses
0.00%
 Total fund operating expenses
0.50%
SPARTAN SHORT-INTERMEDIATE
                       Account open
Acount closed
 After 1 year $5    $10
 After 3 years $16  $21
 After 5 years $28  $33
 After 10 years $63  $68

FMR has voluntarily agreed to
temporarily limit Spartan
Short-Intermediate
Government's operating
expenses to .50% of its
average net assets. If this
agreement were not in effect,
the management fee, other
expenses, and total operating
expenses would be .65%,
 .00%, and .65%, respectively.
Expenses eligible for
reimbursement do not include
interest, taxes, brokerage
commissions, or extraordinary
expenses.

SSG/SPG-95-4  September 1, 1995
SSG/SPG-95-4  September 1, 1995
Please read this prospectus before investing, and keep it on file for future reference. It contains important information, including how each fund invests and the services available to shareholders.
To learn more about the funds and their investments, you can obtain a copy of each fund's most recent financial report and portfolio listing, and a copy of the funds' Statement of Additional Information (SAI) dated June 24, 1995. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is incorporated herein by reference (legally forms a part of the prospectus). For a free copy of any of these documents, call Fidelity at 1-800-544-8888.
Mutual fund shares are not deposits or obligations of, or guaranteed by, any depository institution. Shares are not insured by the FDIC, the Federal Reserve Board, or any other agency, and are subject to investment risk, including the possible loss of principal.

LIKE ALL MUTUAL
FUNDS, THESE
SECURITIES HAVE NOT
BEEN APPROVED OR
DISAPPROVED BY THE
SECURITIES AND
EXCHANGE
COMMISSION OR ANY
STATE SECURITIES
COMMISSION, NOR HAS
THE SECURITIES AND
EXCHANGE
COMMISSION OR ANY
STATE SECURITIES
COMMISSION PASSED
UPON THE ACCURACY
OR ADEQUACY OF THIS
PROSPECTUS. ANY
REPRESENTATION TO
THE CONTRARY IS A
CRIMINAL OFFENSE.
SSG/SPG-pro-695

SPARTAN(registered trademark)
SHORT-INTERMEDIATE
GOVERNMENT
FUND
and
SPARTAN(registered trademark)
GOVERNMENT
INCOME
FUND
Each fund invests in U.S. government securities. Spartan Short-Intermediate Government seeks high current income with preservation of capital. Spartan Government Income seeks high current income.
PROSPECTUS
JUNE 24, 1995(FIDELITY_LOGO_GRAPHIC) 82 DEVONSHIRE STREET, BOSTON, MA 02109


CONTENTS


KEY FACTS                   THE FUNDS AT A GLANCE

                            WHO MAY WANT TO INVEST

                            EXPENSES Each fund's yearly
                            operating expenses.

                            FINANCIAL HIGHLIGHTS A summary
                            of each fund's financial data.

                            PERFORMANCE How each fund has
                            done over time.

THE FUNDS IN DETAIL         CHARTER How each fund is
                            organized.

                            INVESTMENT PRINCIPLES AND RISKS
                            Each fund's overall approach to
                            investing.

                            BREAKDOWN OF EXPENSES How
                            operating costs are calculated and
                            what they include.

YOUR ACCOUNT                DOING BUSINESS WITH FIDELITY

                            TYPES OF ACCOUNTS Different
                            ways to set up your account,
                            including tax-sheltered retirement
                            plans.

                            HOW TO BUY SHARES Opening an
                            account and making additional
                            investments.

                            HOW TO SELL SHARES Taking money
                            out and closing your account.

                            INVESTOR SERVICES Services to
                            help you manage your account.

SHAREHOLDER AND             DIVIDENDS, CAPITAL GAINS, AND
ACCOUNT POLICIES            TAXES

                            TRANSACTION DETAILS Share price
                            calculations and the timing of
                            purchases and redemptions.

                            EXCHANGE RESTRICTIONS

KEY FACTS


THE FUNDS AT A GLANCE
MANAGEMENT: Fidelity Management & Research Company (FMR) is the management arm of Fidelity Investments, which was established in 1946 and is now America's largest mutual fund manager.
As with any mutual fund, there is no assurance that a fund will achieve its goal.
SPARTAN SHORT-INTERMEDIATE
GOAL: High current income with preservation of capital.
STRATEGY: Invests mainly in securities fully guaranteed by the U.S. government while normally maintaining an average maturity of two to five years.
SIZE: As of April 30, 1995, the fund had over $93 million in assets. SPARTAN GOV'T. INCOME
GOAL: High current income.
STRATEGY: Invests mainly in securities of any maturity issued or guaranteed by the U.S. government and its agencies.
SIZE: As of April 30, 1995, the fund had over $239 million in assets.
WHO MAY WANT TO INVEST
Either fund may be appropriate for investors who seek high current income from a portfolio of U.S. government securities. A fund's level of risk and potential reward depend on the quality and maturity of its investments. Because Spartan Government Income can invest in securities with any maturity, it has the potential for higher yields, but also carries a higher degree of risk.
The value of the funds' investments and the income they generate will vary from day to day, and generally reflect interest rates, market conditions, and other economic and political news. When you sell your shares, they may be worth more or less than what you paid for them. By themselves, these funds do not constitute a balanced investment plan.
The Spartan family of funds is designed for cost-conscious investors looking for higher yields through lower costs. The Spartan Approach(registered trademark) requires investors to make high minimum investments and, in some cases, to pay for individual transactions.
THE SPECTRUM OF
FIDELITY FUNDS
Broad categories of Fidelity
funds are presented here in
order of ascending risk.
Generally, investors seeking
to maximize return must
assume greater risk. The
funds in this prospectus are
in the INCOME category.
(solid bullet) MONEY MARKET Seeks
income and stability by
investing in high-quality,
short-term investments.
(right arrow) INCOME Seeks income by
investing in bonds.
(solid bullet) GROWTH AND INCOME
Seeks long-term growth and
income by investing in stocks
and bonds.
(solid bullet) GROWTH Seeks long-term
growth by investing mainly
in stocks.
(checkmark)
EXPENSES
SHAREHOLDER TRANSACTION EXPENSES are charges you pay when you buy, sell or hold shares of a fund. See page for more information about these fees. Maximum sales charge on purchases and reinvested distributions None
Deferred sales charge on redemptions None
Exchange and wire transaction fees $5.00
Checkwriting fee, per check written $2.00
Account closeout fee $5.00
Annual account maintenance fee
(for accounts under $2,500) $12.00
THESE FEES ARE WAIVED if your account balance at the time of the transaction is $50,000 or more.
ANNUAL FUND OPERATING EXPENSES are paid out of each fund's assets. Each fund pays a management fee to FMR. Expenses are factored into each fund's share price or dividends and are not charged directly to shareholder accounts (see page ).
The following are projections based on historical expenses, and are calculated as a percentage of average net assets.
SPARTAN SHORT-INTERMEDIATE
Management fee                  .65%

12b-1 fee                       None

Other expenses                  .00%

Total fund operating expenses   .65%

SPARTAN GOV'T. INCOME
Management fee                  .65%

12b-1 fee                       None

Other expenses                  .00%

Total fund operating expenses   .65%

EXAMPLES: Let's say, hypothetically, that each fund's annual return is 5% and that its operating expenses are exactly as just described. For every $1,000 you invested, here's how much you would pay in total expenses after the number of years indicated, first assuming that you leave your account open, and then assuming that you close your account at the end of the period:
SPARTAN SHORT-INTERMEDIATE
      Account    Account
      open       closed

After 1 year     $ 7          $ 12

After 3 years    $ 21         $ 26

After 5 years    $ 36         $ 41

After 10 years   $ 81         $ 86

SPARTAN GOV'T. INCOME
      Account    Account
      open       closed

After 1 year     $ 7          $ 12

After 3 years    $ 21         $ 26

After 5 years    $ 36         $ 41

After 10 years   $ 81         $ 86

These examples illustrate the effect of expenses, but are not meant to suggest actual or expected costs or returns, all of which may vary. FINANCIAL HIGHLIGHTS
The tables that follow are included in each fund's Annual Report and have been audited by Coopers & Lybrand L.L.P., independent accountants. Their reports on the financial statements and financial highlights are included in the Annual Reports. The financial statements and financial highlights are incorporated by reference into (are legally a part of) the funds' Statement of Additional Information.
SPARTAN SHORT-INTERMEDIATE GOVERNMENT

28.Selected Per-Share Data and Ratios

29.Years Ended April 30                                    1993D      1994       1995

30.Net asset value, beginning of period                    $ 10.000   $ 10.090   $ 9.490

31.Income from Investment Operations                        .257       .616       .665
 Net investment income

32. Net realized and unrealized gain (loss) on              .083       (.579)     (.065)
investments                                                                      E

33. Total from investment operations                        .340       .037       .600

34.Less Distributions                                       (.250)     (.617)     (.650)
 From net investment income

35. In excess of net investment income                      --         (.010)     --

36. In excess of net realized gain on investments           --         (.010)     --

37. Total distributions                                     (.250)     (.637)     (.650)

38.Net asset value, end of period                          $ 10.090   $ 9.490    $ 9.440

39.Total returnB,C                                          3.43       .29        6.60
                                                           %          %          %

40.Net assets, end of period (000 omitted)                 $ 54,853   $ 53,726   $ 93,888

41.Ratio of expenses to average net assets                  .02        .10        .10
                                                           %A         %          %

42.Ratio of expenses to average net assets before           .65        .65        .65
expense reductions                                         %A         %          %

43.Ratio of net investment income to average net assets     7.28       7.33       7.35
                                                           %A         %          %

44.Portfolio turnover rate                                  587        271        282
                                                           %A         %          %


A ANNUALIZED.
B TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND PERIODS LESS THAN ONE YEAR ARE NOT ANNUALIZED.
C TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
D FROM DECEMBER 18, 1992 (COMMENCEMENT OF OPERATIONS) TO APRIL 30, 1993.
E THE AMOUNT SHOWN FOR A SHARE OUTSTANDING DOES NOT CORRESPOND WITH THE AGGREGATE NET GAIN ON INVESTMENTS FOR THE PERIOD ENDED DUE TO THE TIMING OF SALES AND REPURCHASES OF FUND SHARES IN RELATION TO FLUCTUATING MARKET VALUES OF THE INVESTMENTS OF THE FUND.
SPARTAN GOVERNMENT INCOME

45.Selected Per-Share Data
and Ratios

46.Years Ended                1989D      1990       1991       1992       1993       1994       1995
April 30

47.Net asset                  $ 10.000   $ 10.050   $ 10.030   $ 10.640   $ 10.900   $ 10.930   $ 10.000
value, beginning
of period

48.Income from                 .328       .936       .870       .846       .784       .624       .640
Investment
Operations
 Net investment
income

49. Net realized               .050       .010       .610       .294       .370       (.720)     .055E
and unrealized
 gain (loss) on
investments

50. Total from                 .378       .946       1.480      1.140      1.154      (.096)     .695
investment
 operations

51.Less                        (.328)     (.936)     (.870)     (.840)     (.704)     (.574)     (.700)
Distributions
 From net
investment
 income

52. In excess of               --         --         --         --         --         --         (.045)
net
 investment
income

53. From net                   --         (.030)     --         (.040)     (.420)     (.100)     --
realized gain
 on investments

54. In excess of               --         --         --         --         --         (.160)     --
net realized
 gain on
investments

55. Total                      (.328)     (.966)     (.870)     (.880)     (1.124)    (.834)     (.745)
distributions

56.Net asset                  $ 10.050   $ 10.030   $ 10.640   $ 10.900   $ 10.930   $ 10.000   $ 9.950
value, end
of period

57.Total returnB,C             3.83       9.47       15.27      11.05      11.12      (1.14)     7.32
                              %          %          %          %          %          %          %

58.Net assets, end            $ 21,135   $ 282,55   $ 430,44   $ 482,83   $ 457,72   $ 286,65   $ 239,89
of period (000                           5          3          7          5          4          9
omitted)

59.Ratio of                    .65        .16        .53        .65        .65        .65        .65
expenses to                   %A         %          %          %          %          %          %
average net assets

60.Ratio of                    .65        .65        .65        .65        .65        .65        .65
expenses to                   %A         %          %          %          %          %          %
average net assets
before expense
reductions

61.Ratio of net                9.26       9.02       8.35       7.77       7.11       6.79       7.34
investment income             %A         %          %          %          %          %          %
to average net
assets

62.Portfolio                   277        68         96         59         170        354        303
turnover rate                 %A         %          %          %          %          %          %


A ANNUALIZED.
B TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF
LESS THAN ONE YEAR ARE NOT ANNUALIZED.
C THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN
REDUCED DURING SOME OF THE PERIODS SHOWN.
D FROM DECEMBER 20, 1988 (COMMENCEMENT OF OPERATIONS) TO APRIL 30, 1989.
E THE AMOUNT SHOWN FOR A SHARE OUTSTANDING DOES NOT CORRESPOND WITH THE
AGGREGATE NET LOSS ON INVESTMENTS FOR THE PERIOD ENDED DUE TO THE TIMING OF
SALES AND REPURCHASES OF FUND SHARES IN RELATION TO FLUCTUATING MARKET
VALUES OF THE INVESTMENTS OF THE FUND.
PERFORMANCE
Bond fund performance can be measured as TOTAL RETURN or YIELD. The total returns that follow are based on historical fund results and reflect the $5 account closeout fee but do not reflect effect of taxes or any transaction fees you may have paid. The figures would be lower if fees were taken into account.
Each fund's fiscal year runs from May 1 through April 30. The tables below show each fund's performance over past fiscal years compared to two measures: a comparative index (Salomon Brothers 1 to 5 Year Treasury Index for Spartan Short-Intermediate Government and Salomon Brothers
Treasury/Agency Index for Spartan Government Income) and inflation (CPI).
The charts on page 9 compare each fund's calendar-year performance with that of their respective index and do not reflect the effect of the $5 account closeout fee.
SPARTAN SHORT-INTERMEDIATE
Fiscal periods ended  Past 1 Life of
April 30, 1995  year fundA
Average             6.58    4.33
annual             %       %
total return

Cumulative          6.58    10.56
total return       %       %

Salomon                 5.86   n/a
Brothers 1 to 5        %
Year Treasury
Index
(average
annual)

Consumer                3.05    2.96
Price Index            %       %
(average
annual)

Consumer                3.05    7.05
Price Index            %       %
(cumulative)

SPARTAN GOV'T. INCOME
Fiscal periods ended Past 1 Past 5 Life of
April 30, 1995 year years fundB
Average         7.31    8.58    8.85
annual         %       %       %
total return

Cumulative      7.31    50.91    71.52
total return   %       %        %

Salomon          6.50    9.27    n/a
Brothers        %       %
Treasury/Agen
cy Index
(average
annual)

Salomon          6.50    55.80   n/a
Brothers        %       %
Treasury/Agen
cy Index
(cumulative)

Consumer         3.05    3.34     3.72
Price Index     %       %        %
(average
annual)

Consumer         3.05    17.84    26.06
Price Index     %       %        %
(cumulative)

A FROM DECEMBER 18, 1992
B FROM DECEMBER 20, 1988
UNDERSTANDING
PERFORMANCE
Because these funds invest
in fixed-income securities,
their performance is related
to changes in interest rates.
Funds that hold short-term
bonds are usually less
affected by changes in
interest rates than long-term
bond funds. For that reason,
long-term bond funds typically
offer higher yields and carry
more risk than short-term
bond funds.
(checkmark)
EXPLANATION OF TERMS
SPARTAN SHORT-INTERMEDIATE GOVERNMENT
Calendar year total returns         1993 1994
Spartan Short-Intermediate Government
5.68%  -0.52%
Salomon Bros. 1 to 5 Year Treasury Index
6.89% -0.79%
Percentage (%)
Row: 1, Col: 1, Value: nil
Row: 1, Col: 2, Value: nil
Row: 2, Col: 1, Value: nil
Row: 2, Col: 2, Value: nil
Row: 3, Col: 1, Value: nil
Row: 3, Col: 2, Value: nil
Row: 4, Col: 1, Value: nil
Row: 4, Col: 2, Value: nil
Row: 5, Col: 1, Value: nil
Row: 5, Col: 2, Value: nil
Row: 6, Col: 1, Value: nil
Row: 6, Col: 2, Value: nil
Row: 7, Col: 1, Value: nil
Row: 7, Col: 2, Value: nil
Row: 8, Col: 1, Value: nil
Row: 8, Col: 2, Value: nil
Row: 9, Col: 1, Value: 5.68
Row: 9, Col: 2, Value: 6.89
Row: 10, Col: 1, Value: -0.52
Row: 10, Col: 2, Value: -0.79
(large solid box) Spartan
Short-
Intermediate
Gov't.
(large hollow box) Salomon
Bros.
1 to 5 Year

SPARTAN GOVERNMENT INCOME
Calendar year total returns     1989 1990 1991 1992 1993 1994
Spartan Government Income     15.23% 9.17% 15.11% 7.12% 7.3
4%  -3.59%
Salomon Bros. Treasury/Agency Index     14.24% 8.78% 15.33% 7.2
4% 10.74% -3.40%
Percentage (%)
Row: 1, Col: 1, Value: nil
Row: 1, Col: 2, Value: nil
Row: 2, Col: 1, Value: nil
Row: 2, Col: 2, Value: nil
Row: 3, Col: 1, Value: nil
Row: 3, Col: 2, Value: nil
Row: 4, Col: 1, Value: nil
Row: 4, Col: 2, Value: nil
Row: 5, Col: 1, Value: 15.23
Row: 5, Col: 2, Value: 14.24
Row: 6, Col: 1, Value: 9.17
Row: 6, Col: 2, Value: 8.779999999999999
Row: 7, Col: 1, Value: 15.11
Row: 7, Col: 2, Value: 15.33
Row: 8, Col: 1, Value: 7.119999999999999
Row: 8, Col: 2, Value: 7.24
Row: 9, Col: 1, Value: 7.34
Row: 9, Col: 2, Value: 10.74
Row: 10, Col: 1, Value: 3.59
Row: 10, Col: 2, Value: -3.4
(large solid box) Spartan
Gov't.
Income
(large hollow box) Salomon
Bros.
Treasury/Ag
ency

TOTAL RETURN is the change in value of an investment in a fund over a given period, assuming reinvestment of any dividends and capital gains. A
CUMULATIVE TOTAL RETURN reflects actual performance over a stated period of time. An AVERAGE ANNUAL TOTAL RETURN is a hypothetical rate of return that, if achieved annually, would have produced the same cumulative total return if performance had been constant over the entire period. Average annual total returns smooth out variations in performance; they are not the same as actual year-by-year results.
YIELD refers to the income generated by an investment in a fund over a given period of time, expressed as an annual percentage rate. Yields are calculated according to a standard that is required for all stock and bond funds. Because this differs from other accounting methods, the quoted yield may not equal the income actually paid to shareholders.
THE CONSUMER PRICE INDEX is a widely recognized measure of inflation calculated by the U.S. government.
The funds' recent strategies, performance, and holdings are detailed twice a year in financial reports, which are sent to all shareholders. For current performance or a free annual report, call 1-800-544-8888.
TOTAL RETURNS AND YIELDS ARE BASED ON PAST RESULTS AND ARE NOT AN
INDICATION OF FUTURE PERFORMANCE.
   THE FUNDS IN DETAIL


CHARTER
EACH FUND IS A MUTUAL FUND: an investment that pools shareholders' money and invests it toward a specified goal. In technical terms, each fund is currently a diversified fund of Fidelity Fixed-Income Trust, an open-end management investment company organized as a Massachusetts business trust on September 5, 1984.
EACH FUND IS GOVERNED BY A BOARD OF TRUSTEES, which is responsible for protecting the interests of shareholders. The trustees are experienced executives who meet throughout the year to oversee the funds' activities, review contractual arrangements with companies that provide services to the funds, and review performance. The majority of trustees are not otherwise affiliated with Fidelity.
THE FUNDS MAY HOLD SPECIAL MEETINGS AND MAIL PROXY MATERIALS. These meetings may be called to elect or remove trustees, change fundamental policies, approve a management contract, or for other purposes.
Shareholders not attending these meetings are encouraged to vote by proxy.
Fidelity will mail proxy materials in advance, including a voting card and information about the proposals to be voted on. The number of votes you are entitled to is based upon the dollar value of your investment.
FMR AND ITS AFFILIATES
The funds are managed by FMR, which chooses their investments and handles their business affairs.
Curtis Hollingsworth is manager of Spartan Short-Intermediate Government, which he has managed since December 1992. Mr. Hollingsworth also manages
Short-Intermediate Government, Institutional Short-Intermediate Government,
Spartan Limited Maturity Government, and Spartan Long-Term Government.
Previously, he managed Government Securities and Advisor Government
Investment. Mr. Hollingsworth joined Fidelity in 1983.
Robert Ives is manager of Spartan Government Income, which he has managed since October 1993. Mr. Ives also manages Government Securities, Advisor
Annuity Government Investment and Advisor Government Investment.
Previously, he managed Ginnie Mae and Spartan Ginnie Mae. Mr. Ives joined
Fidelity in 1991, after receiving an M.B.A. from the University of Chicago.
Previously, Mr. Ives was a consultant to the U.S. Air Force for MITRE Corp.
and an engineer at Bell Labs.
Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that establishes procedures for personal investing and restricts certain transactions.
Fidelity Distributors Corporation (FDC) distributes and markets Fidelity's funds and services. Fidelity Service Co. (FSC) performs transfer agent servicing functions for the funds.
FMR Corp. is the parent company of FMR. Through ownership of voting common stock, members of the Edward C. Johnson 3d family form a controlling group with respect to FMR Corp. Changes may occur in the Johnson family group, through death or disability, which would result in changes in each individual family member's holding of stock. Such changes could result in one or more family members becoming holders of over 25% of the stock. FMR
Corp. has received an opinion of counsel that changes in the composition of the Johnson family group under these circumstances would not result in the termination of the fund's management or distribution contracts and, accordingly, would not require a shareholder vote to continue operation under those contracts.
To carry out the funds' transactions, FMR may use its broker-dealer affiliates and other firms that sell fund shares, provided that a fund receives services and commission rates comparable to those of other broker-dealers.
INVESTMENT PRINCIPLES AND RISKS
SPARTAN SHORT-INTERMEDIATE GOVERNMENT seeks as high a level of current income as is consistent with preservation of capital. FMR normally invests at least 65% of the fund's total assets in U.S. government securities whose principal and interest payments are backed by the full faith and credit of the U.S. government, and in repurchase agreements secured by U.S.
government securities. Although the fund can invest in securities of any maturity, the fund maintains a dollar-weighted average maturity of two to five years under normal conditions. In determining a security's maturity for purposes of calculating the fund's average maturity, an estimate of the average time for its principal to be paid may be used. This can be substantially shorter than its stated final maturity.
SPARTAN GOVERNMENT INCOME seeks a high level of current income by investing principally in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities. FMR normally invests at least 65% of the fund's total assets in these securities. The fund has no restrictions on maturity, but it generally invests in medium and long-term securities and maintains an interest rate sensitivity that approximates that of government bonds with maturities between five and ten years.
EACH FUND intends to invest exclusively in U.S. government securities, or in instruments that are backed by or related to, government securities.
Both funds may also invest in futures contracts and other derivatives to adjust their investment exposure. In seeking the objective for each fund, FMR considers the level of risk of an investment in relation to its total return potential. Spartan Short-Intermediate Government normally limits its average maturity to between two and five years and invests in securities backed by the full faith and credit of the U.S. government. Spartan
Government Income has no stated maturity policy but generally invests in a broader range of government securities with longer maturities.
Each fund's yield and share price change daily and are based on changes in interest rates, market conditions, other economic and political news, and on the quality and maturity of its investments. In general, bond prices rise when interest rates fall, and vice versa. This effect is usually more pronounced for longer-term securities. FMR may use various investment techniques to hedge a portion of the funds' risks, but there is no guarantee that these strategies will work as intended. When you sell your shares of the funds, they may be worth more or less than what you paid for them. It is important to note that neither the funds nor their yields are guaranteed by the U.S. government.
FMR normally invests each fund's assets according to its investment strategy. Each fund also reserves the right to invest without limitation in investment-grade money market or short-term debt instruments for temporary, defensive purposes.
SECURITIES AND INVESTMENT PRACTICES
The following pages contain more detailed information about types of instruments in which a fund may invest, and strategies FMR may employ in pursuit of a fund's investment objective. A summary of risks and restrictions associated with these instrument types and investment practices is included as well. A complete listing of each fund's policies and limitations and more detailed information about the funds' investments are contained in the funds' SAI. Policies and limitations are considered at the time of purchase; the sale of instruments is not required in the event of a subsequent change in circumstances.
FMR may not buy all of these instruments or use all of these techniques to the full extent permitted unless it believes that doing so will help the funds achieve their goals. Current holdings and recent investment strategies are detailed in the funds' financial reports which are sent to shareholders twice a year. For a free SAI or financial report, call
1-800-544-8888.
DEBT SECURITIES. Bonds and other debt instruments are used by issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest, and must repay the amount borrowed at maturity.
Some debt securities, such as zero coupon bonds, do not pay current interest, but are purchased at a discount from their face values. In general, bond prices rise when interest rates fall, and vice versa. Debt securities have varying degrees of quality and varying levels of sensitivity to changes in interest rates. Longer-term bonds are generally more sensitive to interest rate changes than short-term bonds.
U.S. GOVERNMENT SECURITIES are high-quality debt securities issued or guaranteed by the U.S. Treasury or by an agency or instrumentality of the U.S. government. Not all U.S. government securities are backed by the full faith and credit of the United States. For example, securities issued by the Federal Farm Credit Bank or by the Federal National Mortgage
Association are supported by the instrumentality's right to borrow money from the U.S. Treasury under certain circumstances. However, securities issued by the Financing Corporation are supported only by the credit of the entity that issued them.
ASSET-BACKED AND MORTGAGE SECURITIES include interests in pools of lower-rated debt securities, or consumer loans or mortgages, or complex instruments such as collateralized mortgage obligations and stripped mortgage-backed securities. The value of these securities may be significantly affected by changes in interest rates, the market's perception of the issuers, and the creditworthiness of the parties involved. Some securities may have a structure that makes their reaction to interest rates and other factors difficult to predict, making their value highly volatile. These securities may also be subject to prepayment risk.
STRIPPED SECURITIES are the separate income or principal components of a debt security. Their risks are similar to those of other debt securities, although they may be more volatile and the value of certain types of stripped securities may move in the same direction as interest rates.
REPURCHASE AGREEMENTS. In a repurchase agreement, a fund buys a security at one price and simultaneously agrees to sell it back at a higher price.
Delays or losses could result if the other party to the agreement defaults or becomes insolvent.
ADJUSTING INVESTMENT EXPOSURE. A fund can use various techniques to increase or decrease its exposure to changing security prices, interest rates, or other factors that affect security values. These techniques may involve derivative transactions such as buying and selling options and futures contracts, entering into swap agreements, and purchasing indexed securities.
FMR can use these practices to adjust the risk and return characteristics of a fund's portfolio of investments. If FMR judges market conditions incorrectly or employs a strategy that does not correlate well with the fund's investments, these techniques could result in a loss, regardless of whether the intent was to reduce risk or increase return. These techniques may increase the volatility of the fund and may involve a small investment of cash relative to the magnitude of the risk assumed. In addition, these techniques could result in a loss if the counterparty to the transaction does not perform as promised.
ILLIQUID SECURITIES. Some investments may be determined by FMR, under the supervision of the Board of Trustees, to be illiquid, which means that they may be difficult to sell promptly at an acceptable price. Difficulty in selling securities may result in a loss or may be costly to a fund.
RESTRICTIONS: A fund may not purchase a security if, as a result, more than 10% of its assets would be invested in illiquid securities.
WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS are trading practices in which payment and delivery for the securities take place at a future date.
The market value of a security could change during this period, which could affect a fund's yield.
BORROWING. A fund may borrow from banks or from other funds advised by FMR, or through reverse repurchase agreements. If a fund borrows money, its share price may be subject to greater fluctuation until the borrowing is paid off. If the fund makes additional investments while borrowings are outstanding, this may be considered a form of leverage.
RESTRICTIONS: A fund may borrow only for temporary or emergency purposes, but not in an amount exceeding 33% of its total assets.
FUNDAMENTAL INVESTMENT POLICIES AND RESTRICTIONS
Some of the policies and restrictions discussed on the preceding pages are fundamental, that is, subject to change only by shareholder approval. The following paragraphs restate all those that are fundamental. All policies stated throughout this prospectus, other than those identified in the following paragraphs, can be changed without shareholder approval.
SPARTAN SHORT-INTERMEDIATE GOVERNMENT seeks as high a level of current income as is consistent with preservation of capital.
SPARTAN GOVERNMENT INCOME seeks a high level of current income by investing principally in U.S. government securities (securities issued or guaranteed by the U.S. government or its agencies or instrumentalities).
EACH FUND may borrow only for temporary or emergency purposes, but not in an amount exceeding 33% of its total assets.
BREAKDOWN OF EXPENSES
Like all mutual funds, the funds pay fees related to their daily operations. Expenses paid out of a fund's assets are reflected in its share price or dividends; they are neither billed directly to shareholders nor deducted from shareholder accounts.
Each fund pays a MANAGEMENT FEE to FMR for managing its investments and business affairs.
FMR may, from time to time, agree to reimburse the funds for management fees above a specified limit. FMR retains the ability to be repaid by a fund if expenses fall below the specified limit prior to the end of the fiscal year. Reimbursement arrangements, which may be terminated at any time without notice, can decrease a fund's expenses and boost its performance.
MANAGEMENT FEE
The management fee is calculated and paid to FMR every month. Each fund pays a management fee at a fixed annual rate of .65% of its average net assets. The total management fee rate for Spartan Short-Intermediate
Government for fiscal 1995, after reimbursement, was .10%.
FSC performs many transaction and accounting functions for the funds. These services include processing shareholder transactions and calculating each fund's share price. FMR, and not the funds, pays for these services.
To offset shareholder service costs, FMR or its affiliates also collect the funds' $5.00 exchange fee, $5.00 account closeout fee, $5.00 fee for wire purchases and redemptions, and the $2.00 checkwriting charge. For fiscal
1995, these fees amounted to $2,065, $575, $105, and $478, respectively, for Spartan Short- Intermediate Government and $6,944, $1,755, $405, and
$376, respectively, for Spartan Government Income.
Each fund has adopted a Distribution and Service Plan. These plans recognize that FMR may use its resources, including management fees, to pay expenses associated with the sale of fund shares. This may include payments to third parties, such as banks or broker-dealers, that provide shareholder support services or engage in the sale of the fund's shares. It is important to note, however, that the funds do not pay FMR any separate fees for this service.
For fiscal 1995, the portfolio turnover rates for Spartan
Short-Intermediate Government and Spartan Government Income were 282% and
303%, respectively. These rates vary from year to year. High turnover rates increase transaction costs and may increase taxable capital gains. FMR considers these effects when evaluating the anticipated benefits of short-term investing.
YOUR ACCOUNT


DOING BUSINESS WITH FIDELITY
Fidelity Investments was established in 1946 to manage one of America's first mutual funds. Today, Fidelity is the largest mutual fund company in the country, and is known as an innovative provider of high-quality financial services to individuals and institutions.
In addition to its mutual fund business, the company operates one of America's leading discount brokerage firms, Fidelity Brokerage Services, Inc. (FBSI). Fidelity is also a leader in providing tax-sheltered retirement plans for individuals investing on their own or through their employer.
Fidelity is committed to providing investors with practical information to make investment decisions. Based in Boston, Fidelity provides customers with complete service 24 hours a day, 365 days a year, through a network of telephone service centers around the country.
To reach Fidelity for general information, call these numbers:
(small solid bullet) For mutual funds, 1-800-544-8888
(small solid bullet) For brokerage, 1-800-544-7272
If you would prefer to speak with a representative in person, Fidelity has over 75 walk-in Investor Centers across the country.
TYPES OF ACCOUNTS
You may set up an account directly in a fund or, if you own or intend to purchase individual securities as part of your total investment portfolio, you may consider investing in a fund through a brokerage account.
If you are investing through FBSI or another financial institution or investment professional, refer to its program materials for any special provisions regarding your investment in the fund.
The different ways to set up (register) your account with Fidelity are listed at right.
The account guidelines that follow may not apply to certain retirement accounts. If your employer offers a fund through a retirement program, contact your employer for more information. Otherwise, call Fidelity directly.








FIDELITY FACTS
Fidelity offers the broadest
selection of mutual funds
in the world.
(solid bullet) Number of Fidelity mutual
funds: over 210
(solid bullet) Assets in Fidelity mutual
funds: over $280 billion
(solid bullet) Number of shareholder
accounts: over 20 million
(solid bullet) Number of investment
analysts and portfolio
managers: over 200
(checkmark)
WAYS TO SET UP YOUR ACCOUNT
INDIVIDUAL OR JOINT TENANT
FOR YOUR GENERAL INVESTMENT NEEDS
Individual accounts are owned by one person. Joint accounts can have two or more owners (tenants).
RETIREMENT
TO SHELTER YOUR RETIREMENT SAVINGS FROM TAXES
 Retirement plans allow individuals to shelter investment income and capital gains from current taxes. In addition, contributions to these accounts may be tax deductible. Retirement accounts require special applications and typically have lower minimums.
(solid bullet) INDIVIDUAL RETIREMENT ACCOUNTS (IRAS) allow anyone of legal age and under 70 with earned income to invest up to $2,000 per tax year.
Individuals can also invest in a spouse's IRA if the spouse has earned income of less than $250.
(solid bullet) ROLLOVER IRAS retain special tax advantages for certain distributions from employer-sponsored retirement plans.
(solid bullet) KEOGH OR CORPORATE PROFIT SHARING AND MONEY PURCHASE PENSION
PLANS allow self-employed individuals or small business owners (and their employees) to make tax-deductible contributions for themselves and any eligible employees up to $30,000 per year.
(solid bullet) SIMPLIFIED EMPLOYEE PENSION PLANS (SEP-IRAS) provide small business owners or those with self-employed income (and their eligible employees) with many of the same advantages as a Keogh, but with fewer administrative requirements.
(solid bullet) 403(B) CUSTODIAL ACCOUNTS are available to employees of most tax-exempt institutions, including schools, hospitals, and other charitable organizations.
GIFTS OR TRANSFERS TO A MINOR (UGMA, UTMA)
TO INVEST FOR A CHILD'S EDUCATION OR OTHER FUTURE NEEDS
These custodial accounts provide a way to give money to a child and obtain tax benefits. An individual can give up to $10,000 a year per child without paying federal gift tax. Depending on state laws, you can set up a custodial account under the Uniform Gifts to Minors Act (UGMA) or the
Uniform Transfers to Minors Act (UTMA).
TRUST
FOR MONEY BEING INVESTED BY A TRUST
The trust must be established before an account can be opened.
BUSINESS OR ORGANIZATION
FOR INVESTMENT NEEDS OF CORPORATIONS, ASSOCIATIONS, PARTNERSHIPS, OR OTHER
GROUPS
Requires a special application.
HOW TO BUY SHARES
EACH FUND'S SHARE PRICE, called net asset value (NAV), is calculated every business day. Each fund's shares are sold without a sales charge.
Shares are purchased at the next share price calculated after your investment is received and accepted. Share price is normally calculated at
4 p.m. Eastern time.
IF YOU ARE NEW TO FIDELITY, complete and sign an account application and mail it along with your check. You may also open your account in person or by wire as described on page . If there is no application accompanying this prospectus, call 1-800-544-8888.
IF YOU ALREADY HAVE MONEY INVESTED IN A FIDELITY FUND, you can:
(small solid bullet) Mail in an application with a check, or
(small solid bullet) Open your account by exchanging from another Fidelity fund.
IF YOU ARE INVESTING THROUGH A TAX-SHELTERED RETIREMENT PLAN, such as an
IRA, for the first time, you will need a special application. Retirement investing also involves its own investment procedures. Call 1-800-544-8888 for more information and a retirement application.
If you buy shares by check or Fidelity Money Line(registered trademark), and then sell those shares by any method other than by exchange to another
Fidelity fund, the payment may be delayed for up to seven business days to ensure that your previous investment has cleared.
MINIMUM INVESTMENTS
TO OPEN AN ACCOUNT  $10,000
For Fidelity retirement accounts  $10,000
TO ADD TO AN ACCOUNT  $1,000
For Fidelity retirement accounts $1,000
Through automatic investment plans $500
MINIMUM BALANCE $5,000
For Fidelity retirement accounts $5,000













UNDERSTANDING THE
SPARTAN APPROACH(registered trademark)
Fidelity's Spartan Approach is
based on the principle that
lower fund expenses can
increase returns. The Spartan
funds keep expenses low in
two ways. First, higher
investment minimums reduce
the effect of a fund's fixed
costs, many of which are paid
on a per-account basis.
Second, unlike most mutual
funds that include transaction
costs as part of overall fund
expenses, Spartan
shareholders pay directly for
the transactions they make.
(checkmark)

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
                                      TO OPEN AN ACCOUNT                            TO ADD TO AN ACCOUNT

Phone 1-800-544-777 (phone_graphic)   (small solid bullet) Exchange from another    (small solid bullet) Exchange from another
                                      Fidelity fund account                         Fidelity fund account
                                      with the same                                 with the same
                                      registration, including                       registration, including
                                      name, address, and                            name, address, and
                                      taxpayer ID number.                           taxpayer ID number.
                                                                                    (small solid bullet) Use Fidelity Money
                                                                                    Line to transfer from
                                                                                    your bank account. Call
                                                                                    before your first use to
                                                                                    verify that this service
                                                                                    is in place on your
                                                                                    account. Maximum
                                                                                    Money Line: $50,000.

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
Mail (mail_graphic)   (small solid bullet) Complete and sign the    (small solid bullet) Make your check
                      application. Make your                        payable to the complete
                      check payable to the                          name of the fund.
                      complete name of the                          Indicate your fund
                      fund of your choice.                          account number on
                      Mail to the address                           your check and mail to
                      indicated on the                              the address printed on
                      application.                                  your account statement.
                                                                    (small solid bullet) Exchange by mail: call
                                                                    1-800-544-6666 for
                                                                    instructions.

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
In Person (hand_graphic)   (small solid bullet) Bring your application    (small solid bullet) Bring your check to a
                           and check to a Fidelity                        Fidelity Investor Center.
                           Investor Center. Call                          Call 1-800-544-9797 for
                           1-800-544-9797 for the                         the center nearest you.
                           center nearest you.

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
Wire (wire_graphic)   (small solid bullet) There may be a $5.00       (small solid bullet) There may be a $5.00
                      fee for each wire                               fee for each wire
                      purchase.                                       purchase.
                      (small solid bullet) Call 1-800-544-7777 to     (small solid bullet) Not available for
                      set up your account                             retirement accounts.
                      and to arrange a wire                           (small solid bullet) Wire to:
                      transaction. Not                                Bankers Trust
                      available for retirement                        Company,
                      accounts.                                       Bank Routing
                      (small solid bullet) Wire within 24 hours to:   #021001033,
                      Bankers Trust                                   Account #00163053.
                      Company,                                        Specify the complete
                      Bank Routing                                    name of the fund and
                      #021001033,                                     include your account
                      Account #00163053.                              number and your
                      Specify the complete                            name.
                      name of the fund and
                      include your new
                      account number and
                      your name.

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
Automatically (automatic_graphic)   (small solid bullet) Not available.   (small solid bullet) Use Fidelity Automatic
                                                                          Account Builder. Sign
                                                                          up for this service
                                                                          when opening your
                                                                          account, or call
                                                                          1-800-544-6666 to add
                                                                          it.

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
(tdd_graphic) TDD - Service for the Deaf and Hearing Impaired: 1-800-544-0118


HOW TO SELL SHARES
You can arrange to take money out of your fund account at any time by selling (redeeming) some or all of your shares. Your shares will be sold at the next share price calculated after your order is received and accepted.
Share price is normally calculated at 4 p.m. Eastern time.
TO SELL SHARES IN A NON-RETIREMENT ACCOUNT, you may use any of the methods described on these two pages.
TO SELL SHARES IN A FIDELITY RETIREMENT ACCOUNT, your request must be made in writing, except for exchanges to other Fidelity funds, which can be requested by phone or in writing. Call 1-800-544-6666 for a retirement distribution form.
IF YOU ARE SELLING SOME BUT NOT ALL OF YOUR SHARES, leave at least $5,000 worth of shares in the account to keep it open.
TO SELL SHARES BY BANK WIRE OR FIDELITY MONEY LINE, you will need to sign up for these services in advance.
CERTAIN REQUESTS MUST INCLUDE A SIGNATURE GUARANTEE. It is designed to protect you and Fidelity from fraud. Your request must be made in writing and include a signature guarantee if any of the following situations apply:
(small solid bullet) You wish to redeem more than $100,000 worth of shares,
(small solid bullet) Your account registration has changed within the last
30 days,
(small solid bullet) The check is being mailed to a different address than the one on your account (record address),
(small solid bullet) The check is being made payable to someone other than the account owner, or
(small solid bullet) The redemption proceeds are being transferred to a
Fidelity account with a different registration.
You should be able to obtain a signature guarantee from a bank, broker
(including Fidelity Investor Centers), dealer, credit union (if authorized under state law), securities exchange or association, clearing agency, or savings association. A notary public cannot provide a signature guarantee.
SELLING SHARES IN WRITING
Write a "letter of instruction" with:
(small solid bullet) Your name,
(small solid bullet) The fund's name,
(small solid bullet) Your fund account number,
(small solid bullet) The dollar amount or number of shares to be redeemed,
and
(small solid bullet) Any other applicable requirements listed in the table at right.
Unless otherwise instructed, Fidelity will send a check to the record address. Deliver your letter to a Fidelity Investor Center, or mail it to:
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
CHECKWRITING
If you have a checkbook for your account, you may write an unlimited number of checks. Do not, however, try to close out your account by check.
      ACCOUNT TYPE   SPECIAL REQUIREMENTS


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IF YOUR ACCOUNT BALANCE IS LESS THAN $50,000, THERE ARE FEES FOR INDIVIDUAL REDEMPTION
TRANSACTIONS: $2.00 FOR EACH CHECK YOU WRITE AND $5.00 FOR EACH EXCHANGE, BANK WIRE,
AND ACCOUNT CLOSEOUT.

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
Phone 1-800-544-777 (phone_graphic)              All account types     (small solid bullet) Maximum check request:
                                                 except retirement     $100,000.
                                                                       (small solid bullet) For Money Line transfers to
                                                 All account types     your bank account; minimum:
                                                                       $10; maximum: $100,000.
                                                                       (small solid bullet) You may exchange to other
                                                                       Fidelity funds if both
                                                                       accounts are registered with
                                                                       the same name(s), address,
                                                                       and taxpayer ID number.

Mail or in Person (mail_graphic)(hand_graphic)   Individual, Joint     (small solid bullet) The letter of instruction must
                                                 Tenant,               be signed by all persons
                                                 Sole Proprietorship   required to sign for
                                                 , UGMA, UTMA          transactions, exactly as their
                                                 Retirement account    names appear on the
                                                                       account.
                                                                       (small solid bullet) The account owner should
                                                 Trust                 complete a retirement
                                                                       distribution form. Call
                                                                       1-800-544-6666 to request
                                                                       one.
                                                 Business or           (small solid bullet) The trustee must sign the
                                                 Organization          letter indicating capacity as
                                                                       trustee. If the trustee's name
                                                                       is not in the account
                                                                       registration, provide a copy of
                                                                       the trust document certified
                                                 Executor,             within the last 60 days.
                                                 Administrator,        (small solid bullet) At least one person
                                                 Conservator,          authorized by corporate
                                                 Guardian              resolution to act on the
                                                                       account must sign the letter.
                                                                       (small solid bullet) Include a corporate
                                                                       resolution with corporate seal
                                                                       or a signature guarantee.
                                                                       (small solid bullet) Call 1-800-544-6666 for
                                                                       instructions.

Wire (wire_graphic)                              All account types     (small solid bullet) You must sign up for the wire
                                                 except retirement     feature before using it. To
                                                                       verify that it is in place, call
                                                                       1-800-544-6666. Minimum
                                                                       wire: $5,000.
                                                                       (small solid bullet) Your wire redemption request
                                                                       must be received by Fidelity
                                                                       before 4 p.m. Eastern time
                                                                       for money to be wired on the
                                                                       next business day.



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
Check (check_graphic)   All account types    (small solid bullet) Minimum check: $1,000.
                        except retirement    (small solid bullet) All account owners must sign
                                             a signature card to receive a
                                             checkbook.

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
(tdd_graphic) TDD - Service for the Deaf and Hearing Impaired: 1-800-544-0118


INVESTOR SERVICES
Fidelity provides a variety of services to help you manage your account.
INFORMATION SERVICES
FIDELITY'S TELEPHONE REPRESENTATIVES are available 24 hours a day, 365 days a year. Whenever you call, you can speak with someone equipped to provide the information or service you need.
24-HOUR SERVICE
ACCOUNT ASSISTANCE
1-800-544-6666
ACCOUNT BALANCES
1-800-544-7544
ACCOUNT TRANSACTIONS
1-800-544-7777
PRODUCT INFORMATION
1-800-544-8888
QUOTES
1-800-544-8544
RETIREMENT ACCOUNT
ASSISTANCE
1-800-544-4774
 AUTOMATED SERVICE
(checkmark)
STATEMENTS AND REPORTS that Fidelity sends to you include the following:
(small solid bullet) Confirmation statements (after every transaction, except reinvestments, that affects your account balance or your account registration)
(small solid bullet) Account statements (quarterly)
(small solid bullet) Financial reports (every six months)





To reduce expenses, only one copy of most financial reports will be mailed to your household, even if you have more than one account in the fund. Call
1-800-544-6666 if you need copies of financial reports or historical account information.
TRANSACTION SERVICES
EXCHANGE PRIVILEGE. You may sell your fund shares and buy shares of other
Fidelity funds by telephone or in writing. There may be a $5.00 fee for each exchange out of the funds, unless you place your transaction on Fidelity's automated exchange services.
Note that exchanges out of a fund are limited to four per calendar year, and that they may have tax consequences for you. For details on policies and restrictions governing exchanges, including circumstances under which a shareholder's exchange privilege may be suspended or revoked, see page .
SYSTEMATIC WITHDRAWAL PLANS let you set up periodic redemptions from your account.
FIDELITY MONEY LINE(registered trademark) enables you to transfer money by phone between your bank account and your fund account. Most transfers are complete within three business days of your call.
REGULAR INVESTMENT PLANS
One easy way to pursue your financial goals is to invest money regularly.
Fidelity offers convenient services that let you transfer money into your fund account, or between fund accounts, automatically. While regular investment plans do not guarantee a profit and will not protect you against loss in a declining market, they can be an excellent way to invest for retirement, a home, educational expenses, and other long-term financial goals. Certain restrictions apply for retirement accounts. Call
1-800-544-6666 for more information.
REGULAR INVESTMENT PLANS

FIDELITY AUTOMATIC ACCOUNT BUILDERSM
TO MOVE MONEY FROM YOUR BANK ACCOUNT TO A FIDELITY FUND


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
MINIMUM   FREQUENCY     SETTING UP OR CHANGING
$500      Monthly or    (small solid bullet) For a new account, complete the
          quarterly     appropriate section on the fund
                        application.
                        (small solid bullet) For existing accounts, call
                        1-800-544-6666 for an application.
                        (small solid bullet) To change the amount or frequency of
                        your investment, call 1-800-544-6666 at
                        least three business days prior to your
                        next scheduled investment date.

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
DIRECT DEPOSIT
TO SEND ALL OR A PORTION OF YOUR PAYCHECK OR GOVERNMENT CHECK TO A FIDELITY FUNDA

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
MINIMUM   FREQUENCY    SETTING UP OR CHANGING
$500      Every pay    (small solid bullet) Check the appropriate box on the fund
          period       application, or call 1-800-544-6666 for an
                       authorization form.
                       (small solid bullet) Changes require a new authorization
                       form.

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
FIDELITY AUTOMATIC EXCHANGE SERVICE
TO MOVE MONEY FROM A FIDELITY MONEY MARKET FUND TO ANOTHER FIDELITY FUND

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
MINIMUM   FREQUENCY        SETTING UP OR CHANGING
$500      Monthly,         (small solid bullet) To establish, call 1-800-544-6666 after
          bimonthly,       both accounts are opened.
          quarterly, or    (small solid bullet) To change the amount or frequency of
          annually         your investment, call 1-800-544-6666.


A BECAUSE THEIR SHARE PRICES FLUCTUATE, THESE FUNDS MAY NOT BE APPROPRIATE CHOICES FOR DIRECT DEPOSIT OF YOUR ENTIRE CHECK.
   SHAREHOLDER AND ACCOUNT POLICIES


DIVIDENDS, CAPITAL GAINS, AND TAXES
Each fund distributes substantially all of its net investment income and capital gains to shareholders each year. Income dividends are declared daily and paid monthly. Capital gains are normally distributed in June and December.
DISTRIBUTION OPTIONS
When you open an account, specify on your application how you want to receive your distributions. If the option you prefer is not listed on the application, call 1-800-544-6666 for instructions. Each fund offers four options:
1. REINVESTMENT OPTION. Your dividend and capital gain distributions will be automatically reinvested in additional shares of the fund. If you do not indicate a choice on your application, you will be assigned this option.
2. INCOME-EARNED OPTION. Your capital gain distributions will be automatically reinvested, but you will be sent a check for each dividend distribution.
3. CASH OPTION. You will be sent a check for your dividend and capital gain distributions.
4. DIRECTED DIVIDENDS(registered trademark) OPTION. Your dividend and capital gain distributions will be automatically invested in another identically registered Fidelity fund.
FOR RETIREMENT ACCOUNTS, all distributions are automatically reinvested. When you are over 59 years old, you can receive distributions in cash. Dividends will be reinvested at the fund's NAV on the last day of the month. Capital gain distributions will be reinvested at the NAV as of the date the fund deducts the distribution from its NAV. The mailing of distribution checks will begin within seven days.
UNDERSTANDING
DISTRIBUTIONS
As a fund shareholder, you
are entitled to your share of
the fund's net income and
gains on its investments. The
fund passes its earnings
along to its investors as
DISTRIBUTIONS.
Each fund earns interest from
its investments. These are
passed along as DIVIDEND
DISTRIBUTIONS. The fund may
realize capital gains if it sells
securities for a higher price
than it paid for them. These
are passed along as CAPITAL
GAIN DISTRIBUTIONS.
(checkmark)
TAXES
As with any investment, you should consider how your investment in a fund will be taxed. If your account is not a tax-deferred retirement account, you should be aware of these tax implications.
TAXES ON DISTRIBUTIONS. Distributions are subject to federal income tax, and may also be subject to state or local taxes. If you live outside the United States, your distributions could also be taxed by the country in which you reside. Your distributions are taxable when they are paid, whether you take them in cash or reinvest them. However, distributions declared in December and paid in January are taxable as if they were paid on December 31.
For federal tax purposes, each fund's income and short-term capital gain distributions are taxed as dividends; long-term capital gain distributions are taxed as long-term capital gains. Every January, Fidelity will send you and the IRS a statement showing the taxable distributions paid to you in the previous year.
Mutual fund dividends from U.S. government securities are generally free from state and local income taxes. However, particular states may limit this benefit, and some types of securities, such as repurchase agreements and some agency-backed securities, may not qualify for the benefit. In addition, some states may impose intangible property taxes. You should consult your own tax adviser for details and up-to-date information on the tax laws in your state.
TAXES ON TRANSACTIONS. Your redemptions - including exchanges to other Fidelity funds - are subject to capital gains tax. A capital gain or loss is the difference between the cost of your shares and the price you receive when you sell them.
Whenever you sell shares of a fund, Fidelity will send you a confirmation statement showing how many shares you sold and at what price. You will also receive a consolidated transaction statement every January. However, it is up to you or your tax preparer to determine whether this sale resulted in a capital gain and, if so, the amount of tax to be paid. Be sure to keep your regular account statements; the information they contain will be essential in calculating the amount of your capital gains.
"BUYING A DIVIDEND." If you buy shares just before a fund deducts a capital gain distribution from its NAV, you will pay the full price for the shares and then receive a portion of the price back in the form of a taxable distribution.
There are tax requirements that all funds must follow in order to avoid federal taxation. In its effort to adhere to these requirements, a fund may have to limit its investment activity in some types of instruments. TRANSACTION DETAILS
THE FUNDS ARE OPEN FOR BUSINESS each day the New York Stock Exchange (NYSE) is open. Fidelity normally calculates each fund's NAV as of the close of business of the NYSE, normally 4 p.m. Eastern time.
EACH FUND'S NAV is the value of a single share. The NAV is computed by adding the value of the fund's investments, cash, and other assets, subtracting its liabilities, and then dividing the result by the number of shares outstanding.
Each fund's assets are valued primarily on the basis of market quotations. If quotations are not readily available, assets are valued by a method that the Board of Trustees believes accurately reflects fair value.
EACH FUND'S OFFERING PRICE (price to buy one share) and REDEMPTION PRICE (price to sell one share) are its NAV.
WHEN YOU SIGN YOUR ACCOUNT APPLICATION, you will be asked to certify that your Social Security or taxpayer identification number is correct and that you are not subject to 31% backup withholding for failing to report income to the IRS. If you violate IRS regulations, the IRS can require a fund to withhold 31% of your taxable distributions and redemptions.
YOU MAY INITIATE MANY TRANSACTIONS BY TELEPHONE. Fidelity may only be liable for losses resulting from unauthorized transactions if it does not follow reasonable procedures designed to verify the identity of the caller. Fidelity will request personalized security codes or other information, and may also record calls. You should verify the accuracy of your confirmation statements immediately after you receive them. If you do not want the ability to redeem and exchange by telephone, call Fidelity for instructions.
IF YOU ARE UNABLE TO REACH FIDELITY BY PHONE (for example, during periods of unusual market activity), consider placing your order by mail or by visiting a Fidelity Investor Center.
EACH FUND RESERVES THE RIGHT TO SUSPEND THE OFFERING OF SHARES for a period of time. Each fund also reserves the right to reject any specific purchase order, including certain purchases by exchange. See "Exchange Restrictions" on page . Purchase orders may be refused if, in FMR's opinion, they would disrupt management of a fund.
WHEN YOU PLACE AN ORDER TO BUY SHARES, your order will be processed at the next offering price calculated after your order is received and accepted. Note the following:
(small solid bullet) All of your purchases must be made in U.S. dollars and checks must be drawn on U.S. banks.
(small solid bullet) Fidelity does not accept cash.
(small solid bullet) When making a purchase with more than one check, each check must have a value of at least $50.
(small solid bullet) Each fund reserves the right to limit the number of checks processed at one time.
(small solid bullet) If your check does not clear, your purchase will be cancelled and you could be liable for any losses or fees a fund or its transfer agent has incurred.
(small solid bullet) You begin to earn dividends as of the first business day following the day of your purchase.
TO AVOID THE COLLECTION PERIOD associated with check and Money Line purchases, consider buying shares by bank wire, U.S. Postal money order, U.S. Treasury check, Federal Reserve check, or direct deposit instead.
YOU MAY BUY OR SELL SHARES OF THE FUNDS THROUGH A BROKER, who may charge you a fee for this service. If you invest through a broker or other institution, read its program materials for any additional service features or fees that may apply.
CERTAIN FINANCIAL INSTITUTIONS that have entered into sales agreements with FDC may enter confirmed purchase orders on behalf of customers by phone, with payment to follow no later than the time when a fund is priced on the following business day. If payment is not received by that time, the financial institution could be held liable for resulting fees or losses. WHEN YOU PLACE AN ORDER TO SELL SHARES, your shares will be sold at the next NAV calculated after your request is received and accepted. Note the following:
(small solid bullet) Normally, redemption proceeds will be mailed to you on the next business day, but if making immediate payment could adversely affect a fund, it may take up to seven days to pay you.
(small solid bullet) Shares will earn dividends through the date of redemption; however, shares redeemed on a Friday or prior to a holiday will continue to earn dividends until the next business day.
(small solid bullet) Fidelity Money Line redemptions generally will be credited to your bank account on the second or third business day after your phone call.
(small solid bullet) Each fund may hold payment on redemptions until it is reasonably satisfied that investments made by check or Fidelity Money Line have been collected, which can take up to seven business days.
(small solid bullet) Redemptions may be suspended or payment dates postponed when the NYSE is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC.
(small solid bullet) If you sell shares by writing a check and the amount of the check is greater than the value of your account, your check will be returned to you and you may be subject to additional charges.
THE FEES FOR INDIVIDUAL TRANSACTIONS are waived if your account balance at the time of the transaction is $50,000 or more. Otherwise, you should note the following:
(small solid bullet) The $2.00 checkwriting charge will be deducted from your account.
(small solid bullet) The $5.00 exchange fee will be deducted from the amount of your exchange.
(small solid bullet) The $5.00 wire fee will be deducted from the amount of your wire.
(small solid bullet) The $5.00 account closeout fee does not apply to exchanges or wires, but it will apply to checkwriting.
FIDELITY RESERVES THE RIGHT TO DEDUCT AN ANNUAL MAINTENANCE FEE of $12.00 from accounts with a value of less than $2,500, subject to an annual maximum charge of $60.00 per shareholder. It is expected that accounts will be valued on the second Friday in November of each year. Accounts opened after September 30 will not be subject to the fee for that year. The fee, which is payable to the transfer agent, is designed to offset in part the relatively higher costs of servicing smaller accounts. The fee will not be deducted from retirement accounts (except non-prototype retirement accounts), accounts using regular investment plans, or if total assets in Fidelity funds exceed $50,000. Eligibility for the $50,000 waiver is determined by aggregating Fidelity mutual fund accounts maintained by FSC or FBSI which are registered under the same social security number or which list the same social security number for the custodian of a Uniform Gifts/Transfers to Minors Act account.
IF YOUR ACCOUNT BALANCE FALLS BELOW $5,000, you will be given 30 days' notice to reestablish the minimum balance. If you do not increase your balance, Fidelity reserves the right to close your account and send the proceeds to you. Your shares will be redeemed at the NAV on the day your account is closed and the $5.00 account closeout fee will be charged. FIDELITY MAY CHARGE A FEE FOR SPECIAL SERVICES, such as providing historical account documents, that are beyond the normal scope of its services.
EXCHANGE RESTRICTIONS
As a shareholder, you have the privilege of exchanging shares of a fund for shares of other Fidelity funds. However, you should note the following:
(small solid bullet) The fund you are exchanging into must be registered for sale in your state.
(small solid bullet) You may only exchange between accounts that are registered in the same name, address, and taxpayer identification number. (small solid bullet) Before exchanging into a fund, read its prospectus. (small solid bullet) If you exchange into a fund with a sales charge, you pay the percentage-point difference between that fund's sales charge and any sales charge you have previously paid in connection with the shares you are exchanging. For example, if you had already paid a sales charge of 2% on your shares and you exchange them into a fund with a 3% sales charge, you would pay an additional 1% sales charge.
(small solid bullet) Exchanges may have tax consequences for you.
(small solid bullet) Because excessive trading can hurt fund performance and shareholders, each fund reserves the right to temporarily or permanently terminate the exchange privilege of any investor who makes more than four exchanges out of the fund per calendar year. Accounts under common ownership or control, including accounts with the same taxpayer identification number, will be counted together for purposes of the four exchange limit.
(small solid bullet) The exchange limit may be modified for accounts in certain institutional retirement plans to conform to plan exchange limits and Department of Labor regulations. See your plan materials for further information.
(small solid bullet) Each fund reserves the right to refuse exchange purchases by any person or group if, in FMR's judgment, the fund would be unable to invest the money effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected.
(small solid bullet) Your exchanges may be restricted or refused if a fund receives or anticipates simultaneous orders affecting significant portions of the fund's assets. In particular, a pattern of exchanges that coincides with a "market timing" strategy may be disruptive to a fund.
Although the funds will attempt to give you prior notice whenever they are reasonably able to do so, they may impose these restrictions at any time. The funds reserve the right to terminate or modify the exchange privilege in the future.
OTHER FUNDS MAY HAVE DIFFERENT EXCHANGE RESTRICTIONS, and may impose administrative fees of up to $7.50 and redemption fees of up to 1.50% on exchanges. Check each fund's prospectus for details.




This prospectus is printed on recycled paper using soy-based inks.

Spartan(registered trademark) Long-Term Government Bond Fund
(A Fund of Fidelity Devonshire Trust)
Spartan(registered trademark) Government Income Fund
(A Fund of Fidelity Fixed-Income Trust)
FORM N-14
STATEMENT OF ADDITIONAL INFORMATION
March 11, 1996

This Statement of Additional Information, relates to the proposed reorganization whereby Spartan Government Income Fund (Government Income), a fund of Fidelity Fixed-Income Trust, would acquire substantially all of the assets of Spartan Long-Term Government Bond Fund (Long-Term Government), a fund of Fidelity Devonshire Trust, and assume all of Long-Term Government's liabilities in exchange solely for shares of beneficial interest in Government Income.
This Statement of Additional Information consists of this cover page and the following described documents, each of which is attached hereto and is incorporated herein by reference:
1. The Statement of Additional Information of Government Income, dated June 24, 1995.
2. The Prospectus and Statement of Additional Information of Long-Term Government, dated March 22, 1995.
3. The Annual Report of Government Income for the fiscal year ended April 30, 1995.
4. The Annual Report of Long-Term Government for the fiscal year ended January 31, 1995.
5. The Semiannual Report of Government Income for the fiscal period ended October 31, 1995.
6. The Semiannual Report of Long-Term Government for the fiscal period ended July 31, 1995.
This Statement of Additional Information is not a prospectus. A Proxy Statement and Prospectus dated March 11, 1996, relating to the above-referenced matter, may be obtained from Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109. This Statement of Additional Information relates to, and should be read in conjunction with, such Proxy Statement and Prospectus.
The date of this Statement of Additional Information is March 11, 1996.

SPARTAN(registered trademark) SHORT-INTERMEDIATE GOVERNMENT FUND SPARTAN(registered trademark) GOVERNMENT INCOME FUND
FUNDS OF FIDELITY FIXED-INCOME TRUST
STATEMENT OF ADDITIONAL INFORMATION
JUNE 24, 1995
This Statement is not a prospectus but should be read in conjunction with the funds' current Prospectus (dated June 24, 1995). Please retain this document for future reference. Each fund's financial statements and financial highlights, included in the Annual Reports for the fiscal year ended April 30, 1995, are incorporated herein by reference. To obtain an additional copy of the Prospectus or an Annual Report, please call Fidelity Distributors Corporation at 1-800-544-8888.
TABLE OF CONTENTS                                PAGE



Investment Policies and Limitations

Portfolio Transactions

Valuation of Portfolio Securities

Performance

Additional Purchase and Redemption Information

Distributions and Taxes

FMR

Trustees and Officers

Management Contracts

Distribution and Service Plans

Contracts With FMR Affiliates

Description of the Trust

Financial Statements

Appendix

INVESTMENT ADVISER
Fidelity Management & Research Company (FMR)
DISTRIBUTOR
Fidelity Distributors Corporation (FDC)
TRANSFER AGENT
Fidelity Service Company (FSC)
SSG/SPG-ptb-695
INVESTMENT POLICIES AND LIMITATIONS
The following policies and limitations supplement those set forth in the Prospectus. Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of a fund's assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of the fund's acquisition of such security or other asset. Accordingly, any subsequent change in values, net assets, or other circumstances will not be considered when determining whether the investment complies with the fund's investment policies and limitations.
A fund's fundamental investment policies and limitations cannot be changed without approval by a "majority of the outstanding voting securities" (as defined in the Investment Company Act of 1940) of the fund. However, except for the fundamental investment limitations listed below, the investment policies and limitations described in this Statement of Additional Information are not fundamental and may be changed without shareholder approval.
SPARTAN SHORT-INTERMEDIATE GOVERNMENT FUND
THE FOLLOWING ARE THE FUND'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) with respect to 75% of the fund's total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result,
(a) more than 5% of the fund's total assets would be invested in the securities of that issuer, or (b) the fund would hold more than 10% of the outstanding voting securities of that issuer;
(2) issue senior securities, except as permitted under the Investment Company Act of 1940;
(3) borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(4) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(5) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry;
(6) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);
(7) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities); or
(8) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) With respect to 75% of its total assets, the fund does not currently intend to purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, the fund would own more than 10% of the outstanding voting securities of such issuer.
(ii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iv) The fund may borrow money only (a) from a bank or from a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (3)). The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(v) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(vi) The fund does not currently intend to invest in interests in real estate investment trusts that are not readily marketable, or to invest in interests in real estate limited partnerships that are not listed on the New York Stock Exchange or the American Stock Exchange or traded on the NASDAQ National Market System.
(vii) The fund does not currently intend to make loans, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
(viii) The fund does not currently intend to (a) purchase securities of other investment companies, except in the open market where no commission except the ordinary broker's commission is paid, or (b) purchase or retain securities issued by other open-end investment companies. Limitations (a) and (b) do not apply to securities received as dividends, through offers of exchange, or as a result of a reorganization, consolidation, or merger.
(ix) The fund does not currently intend to purchase the securities of any issuer (other than securities issued or guaranteed by domestic or foreign governments or political subdivisions thereof) if, as a result, more than 5% of its total assets would be invested in the securities of business enterprises that, including predecessors, have a record of less than three years of continuous operation.
(x) The fund does not currently intend to purchase warrants, valued at the lower of cost or market, in excess of 5% of the fund's net assets. Included in that amount, but not to exceed 2% of the fund's net assets, may be warrants that are not listed on the New York Stock Exchange or the American Stock Exchange. Warrants acquired by the fund in units or attached to securities are not subject to these restrictions.
(xi) The fund does not currently intend to invest in oil, gas, or other mineral exploration or development programs or leases.
For the fund's limitations on futures and options transactions, see the section entitled "Limitations on Futures and Options Transactions" on page
 .
SPARTAN GOVERNMENT INCOME FUND
THE FOLLOWING ARE THE FUND'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) purchase the securities of any issuer (other than obligations issued or guaranteed by the government of the United States or its agencies or instrumentalities) if, as a result, (a) more than 25% of the value of its total assets would be invested in the securities of a single issuer, or (b) with respect to 75% of its total assets, more than 5% of the value of its total assets would be invested in the securities of a single issuer;
(2) issue senior securities, except as permitted under the Investment Company Act of 1940;
(3) borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(4) underwrite securities issued by others (except to the extent that the fund may be deemed to be an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities);
(5) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry;
(6) purchase or sell real estate unless acquired as a result of ownership of securities (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);
(7) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from purchasing and selling options and futures contracts or from investing in securities or other instruments backed by physical commodities); or
(8) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
THE FOLLOWING LIMITATIONS ARE NOT FUNDAMENTAL AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) With respect to 75% of its total assets, the fund does not currently intend to purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, the fund would own more than 10% of the outstanding voting securities of such issuer.
(ii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iv) The fund may borrow money only (a) from a bank or from a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (3)). The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(v) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(vi) The fund does not currently intend to invest in interests in real estate investment trusts that are not readily marketable, or to invest in interests in real estate limited partnerships that are not listed on the New York Stock Exchange or the American Stock Exchange or traded on the NASDAQ National Market System.
(vii) The fund does not currently intend make loans, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
(viii) The fund does not currently intend to (a) purchase securities of other investment companies, except in the open market where no commission except the ordinary broker's commission is paid, or (b) purchase or retain securities issued by other open-end investment companies. Limitations (a) and (b) do not apply to securities received as dividends, through offers of exchange, or as a result of a reorganization, consolidation, or merger.
(ix) The fund does not currently intend to invest in oil, gas, or other mineral exploration or development programs or leases.
For the fund's limitations on futures and options transactions, see the section entitled "Limitations on Futures and Options Transactions" on page
 .
Each fund's investments must be consistent with its investment objective and policies. Accordingly, not all of the security types and investment techniques discussed below are eligible investments for each of the funds. AFFILIATED BANK TRANSACTIONS. A fund may engage in transactions with financial institutions that are, or may be considered to be, "affiliated persons" of the fund under the Investment Company Act of 1940. These transactions may include repurchase agreements with custodian banks; short-term obligations of, and repurchase agreements with, the 50 largest U.S. banks (measured by deposits); municipal securities; U.S. government securities with affiliated financial institutions that are primary dealers in these securities; short-term currency transactions; and short-term borrowings. In accordance with exemptive orders issued by the Securities and Exchange Commission (SEC), the Board of Trustees has established and periodically reviews procedures applicable to transactions involving affiliated financial institutions.
DELAYED-DELIVERY TRANSACTIONS. Each fund may buy and sell securities on a delayed-delivery or when-issued basis. These transactions involve a commitment by a fund to purchase or sell specific securities at a predetermined price or yield, with payment and delivery taking place after the customary settlement period for that type of security. Typically, no interest accrues to the purchaser until the security is delivered. The funds may receive fees for entering into delayed-delivery transactions. When purchasing securities on a delayed-delivery basis, a fund assumes the rights and risks of ownership, including the risk of price and yield fluctuations. Because a fund is not required to pay for securities until the delivery date, these risks are in addition to the risks associated with the fund's other investments. If a fund remains substantially fully invested at a time when delayed-delivery purchases are outstanding, the delayed-delivery purchases may result in a form of leverage. When delayed-delivery purchases are outstanding, a fund will set aside appropriate liquid assets in a segregated custodial account to cover its purchase obligations. When a fund has sold a security on a delayed-delivery basis, a fund does not participate in further gains or losses with respect to the security. If the other party to a delayed-delivery transaction fails to deliver or pay for the securities, a fund could miss a favorable price or yield opportunity, or could suffer a loss.
Each fund may renegotiate delayed-delivery transactions after they are entered into, and may sell underlying securities before they are delivered, which may result in capital gains or losses.
FUTURES AND OPTIONS. The following sections pertain to futures and options:
Asset Coverage for Futures and Options Positions, Combined Positions, Correlation of Price Changes, Futures Contracts, Futures Margin Payments, Limitations on Futures and Options Transactions, Liquidity of Options and Futures Contracts, OTC Options, Purchasing Put and Call Options, and Writing Put and Call Options.
ASSET COVERAGE FOR FUTURES AND OPTIONS POSITIONS. The funds will comply with guidelines established by the Securities and Exchange Commission with respect to coverage of options and futures strategies by mutual funds, and if the guidelines so require will set aside appropriate liquid assets in a segregated custodial account in the amount prescribed. Securities held in a segregated account cannot be sold while the futures or option strategy is outstanding, unless they are replaced with other suitable assets. As a result, there is a possibility that segregation of a large percentage of a fund's assets could impede portfolio management or the fund's ability to meet redemption requests or other current obligations.
COMBINED POSITIONS. A fund may purchase and write options in combination with each other, or in combination with futures or forward contracts, to adjust the risk and return characteristics of the overall position. For example, a fund may purchase a put option and write a call option on the same underlying instrument, in order to construct a combined position whose risk and return characteristics are similar to selling a futures contract. Another possible combined position would involve writing a call option at one strike price and buying a call option at a lower price, in order to reduce the risk of the written call option in the event of a substantial price increase. Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.
CORRELATION OF PRICE CHANGES. Because there are a limited number of types of exchange-traded options and futures contracts, it is likely that the standardized contracts available will not match a fund's current or anticipated investments exactly. The funds may invest in options and futures contracts based on securities with different issuers, maturities, or other characteristics from the securities in which they typically invest, which involves a risk that the options or futures position will not track the performance of a fund's other investments.
Options and futures prices can also diverge from the prices of their underlying instruments, even if the underlying instruments match a fund's investments well. Options and futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instrument, and the time remaining until expiration of the contract, which may not affect security prices the same way. Imperfect correlation may also result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded, or from imposition of daily price fluctuation limits or trading halts. A fund may purchase or sell options and futures contracts with a greater or lesser value than the securities it wishes to hedge or intends to purchase in order to attempt to compensate for differences in volatility between the contract and the securities, although this may not be successful in all cases. If price changes in a fund's options or futures positions are poorly correlated with its other investments, the positions may fail to produce anticipated gains or result in losses that are not offset by gains in other investments. FUTURES CONTRACTS. When a fund purchases a futures contract, it agrees to purchase a specified underlying instrument at a specified future date. When a fund sells a futures contract, it agrees to sell the underlying instrument at a specified future date. The price at which the purchase and sale will take place is fixed when the fund enters into the contract. Some currently available futures contracts are based on specific securities, such as U.S. Treasury bonds or notes, and some are based on indices of securities prices, such as the Bond Buyer Municipal Bond Index. Futures can be held until their delivery dates, or can be closed out before then if a liquid secondary market is available.
The value of a futures contract tends to increase and decrease in tandem with the value of its underlying instrument. Therefore, purchasing futures contracts will tend to increase a fund's exposure to positive and negative price fluctuations in the underlying instrument, much as if it had purchased the underlying instrument directly. When a fund sells a futures contract, by contrast, the value of its futures position will tend to move in a direction contrary to the market. Selling futures contracts, therefore, will tend to offset both positive and negative market price changes, much as if the underlying instrument had been sold.
FUTURES MARGIN PAYMENTS. The purchaser or seller of a futures contract is not required to deliver or pay for the underlying instrument unless the contract is held until the delivery date. However, both the purchaser and seller are required to deposit "initial margin" with a futures broker, known as a futures commission merchant (FCM), when the contract is entered into. Initial margin deposits are typically equal to a percentage of the contract's value. If the value of either party's position declines, that party will be required to make additional "variation margin" payments to settle the change in value on a daily basis. The party that has a gain may be entitled to receive all or a portion of this amount. Initial and variation margin payments do not constitute purchasing securities on margin for purposes of a fund's investment limitations. In the event of the bankruptcy of an FCM that holds margin on behalf of a fund, the fund may be entitled to return of margin owed to it only in proportion to the amount received by the FCM's other customers, potentially resulting in losses to the fund.
LIMITATIONS ON FUTURES AND OPTIONS TRANSACTIONS. Spartan Government Income has filed and Spartan Short-Intermediate Government intends to file a notice of eligibility for exclusion from the definition of the term "commodity pool operator" with the Commodity Futures Trading Commission
(CFTC) and the National Futures Association, which regulate trading in the futures markets, before engaging in any purchases or sales of futures contracts or options on futures contracts. Spartan Short-Intermediate Government intends to comply with Rule 4.5 under the Commodity Exchange Act, which limits the extent to which the fund can commit assets to initial margin deposits and option premiums.
In addition, Spartan Short-Intermediate Government will not: (a) sell futures contracts, purchase put options, or write call options if, as a result, more than 50% of the fund's total assets would be hedged with futures and options under normal conditions; (b) purchase futures contracts or write put options if, as a result, the fund's total obligations upon settlement or exercise of purchased futures contracts and written put options would exceed 25% of its total assets; (c) purchase call options if, as a result, the current value of option premiums for call options purchased by the fund would exceed 5% of the fund's total assets; or (d) write call options on securities if, as a result, the aggregate value of the securities underlying the calls would exceed 25% of the fund's net assets. These limitations do not apply to options attached to or acquired or traded together with their underlying securities, and do not apply to securities that incorporate features similar to options.
In addition, Spartan Government Income will not enter into any futures contract or option if, as a result, it would have less than 65% of its total assets invested in government securities, and will not write call options on more than 25% of its net assets. The fund limits its options and futures investments to options and futures contracts relating to U.S. government securities.
The above limitations on the funds' investments in futures contracts and options, and the funds' policies regarding futures contracts and options discussed elsewhere in this Statement of Additional Information, may be changed as regulatory agencies permit.
LIQUIDITY OF OPTIONS AND FUTURES CONTRACTS. There is no assurance a liquid secondary market will exist for any particular options or futures contract at any particular time. Options may have relatively low trading volume and liquidity if their strike prices are not close to the underlying instrument's current price. In addition, exchanges may establish daily price fluctuation limits for options and futures contracts, and may halt trading if a contract's price moves upward or downward more than the limit in a given day. On volatile trading days when the price fluctuation limit is reached or a trading halt is imposed, it may be impossible for a fund to enter into new positions or close out existing positions. If the secondary market for a contract is not liquid because of price fluctuation limits or otherwise, it could prevent prompt liquidation of unfavorable positions, and potentially could require a fund to continue to hold a position until delivery or expiration regardless of changes in its value. As a result, a fund's access to other assets held to cover its options or futures positions could also be impaired.
OTC OPTIONS. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size, and strike price, the terms of over-the-counter (OTC) options (options not traded on exchanges) generally are established through negotiation with the other party to the option contract. While this type of arrangement allows a fund greater flexibility to tailor an option to its needs, OTC options generally involve greater credit risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded.
PURCHASING PUT AND CALL OPTIONS. By purchasing a put option, a fund obtains the right (but not the obligation) to sell the option's underlying instrument at a fixed strike price. In return for this right, the fund pays the current market price for the option (known as the option premium). Options have various types of underlying instruments, including specific securities, indices of securities prices, and futures contracts. The fund may terminate its position in a put option it has purchased by allowing it to expire or by exercising the option. If the option is allowed to expire, the fund will lose the entire premium it paid. If the fund exercises the option, it completes the sale of the underlying instrument at the strike price. A fund may also terminate a put option position by closing it out in the secondary market at its current price, if a liquid secondary market exists.
The buyer of a typical put option can expect to realize a gain if security prices fall substantially. However, if the underlying instrument's price does not fall enough to offset the cost of purchasing the option, a put buyer can expect to suffer a loss (limited to the amount of the premium paid, plus related transaction costs).
The features of call options are essentially the same as those of put options, except that the purchaser of a call option obtains the right to purchase, rather than sell, the underlying instrument at the option's strike price. A call buyer typically attempts to participate in potential price increases of the underlying instrument with risk limited to the cost of the option if security prices fall. At the same time, the buyer can expect to suffer a loss if security prices do not rise sufficiently to offset the cost of the option.
WRITING PUT AND CALL OPTIONS. When a fund writes a put option, it takes the opposite side of the transaction from the option's purchaser. In return for receipt of the premium, the fund assumes the obligation to pay the strike price for the option's underlying instrument if the other party to the option chooses to exercise it. When writing an option on a futures contract, the fund will be required to make margin payments to an FCM as described above for futures contracts. A fund may seek to terminate its position in a put option it writes before exercise by closing out the option in the secondary market at its current price. If the secondary market is not liquid for a put option the fund has written, however, the fund must continue to be prepared to pay the strike price while the option is outstanding, regardless of price changes, and must continue to set aside assets to cover its position.
If security prices rise, a put writer would generally expect to profit, although its gain would be limited to the amount of the premium it received. If security prices remain the same over time, it is likely that the writer will also profit, because it should be able to close out the option at a lower price. If security prices fall, the put writer would expect to suffer a loss. This loss should be less than the loss from purchasing the underlying instrument directly, however, because the premium received for writing the option should mitigate the effects of the decline. Writing a call option obligates a fund to sell or deliver the option's underlying instrument, in return for the strike price, upon exercise of the option. The characteristics of writing call options are similar to those of writing put options, except that writing calls generally is a profitable strategy if prices remain the same or fall. Through receipt of the option premium, a call writer mitigates the effects of a price decline. At the same time, because a call writer must be prepared to deliver the underlying instrument in return for the strike price, even if its current value is greater, a call writer gives up some ability to participate in security price increases.
ILLIQUID INVESTMENTS are investments that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. Under the supervision of the Board of Trustees, FMR determines the liquidity of a fund's investments and, through reports from FMR, the Board monitors investments in illiquid instruments. In determining the liquidity of a fund's investments, FMR may consider various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features), and (5) the nature of the marketplace for trades (including the ability to assign or offset the fund's rights and obligations relating to the investment).
Investments currently considered by the funds to be illiquid include repurchase agreements not entitling the holder to payment of principal and interest within seven days, non-government stripped fixed-rate mortgage-backed securities, and over-the-counter options. Also, FMR may determine some government-stripped fixed-rate mortgage-backed securities to be illiquid. However, with respect to over-the-counter options a fund writes, all or a portion of the value of the underlying instrument may be illiquid depending on the assets held to cover the option and the nature and terms of any agreement the fund may have to close out the option before expiration.
In the absence of market quotations, illiquid investments are priced at fair value as determined in good faith by a committee appointed by the Board of Trustees. If through a change in values, net assets, or other circumstances, a fund were in a position where more than 10% of its net assets was invested in illiquid securities, it would seek to take appropriate steps to protect liquidity.
INDEXED SECURITIES. Each fund may purchase securities whose prices are indexed to the prices of other securities, securities indices, or other financial indicators. Indexed securities typically, but not always, are debt securities or deposits whose value at maturity or coupon rate is determined by reference to a specific instrument or statistic. A mortgage indexed security, for example, could be synthesized to replicate the performance of mortgage securities and the characteristics of direct ownership.
The performance of indexed securities depends to a great extent on the performance of the security or other instrument to which they are indexed, and may also be influenced by interest rate changes. At the same time, indexed securities are subject to the credit risks associated with the issuer of the security, and their values may decline substantially if the issuer's creditworthiness deteriorates. Indexed securities may be more volatile than the underlying instruments.
INTERFUND BORROWING AND LENDING PROGRAM. Pursuant to an exemptive order issued by the SEC, each fund has received permission to lend money to, and borrow money from, other funds advised by FMR or its affiliates. Interfund loans and borrowings normally extend overnight, but can have a maximum duration of seven days. Loans may be called on one day's notice. A fund will lend through the program only when the returns are higher than those available from other short-term instruments (such as repurchase agreements), and will borrow through the program only when the costs are equal to or lower than the cost of bank loans. A fund may have to borrow from a bank at a higher interest rate if an interfund loan is called or not renewed. Any delay in repayment to a lending fund could result in a lost investment opportunity or additional borrowing costs. The funds do not currently intend to participate in the program as a lender.
MORTGAGE-BACKED SECURITIES. The funds may purchase mortgage-backed securities issued by government and non-government entities such as banks, mortgage lenders, or other financial institutions. A mortgage-backed security is an obligation of the issuer backed by a mortgage or pool of mortgages or a direct interest in an underlying pool of mortgages. Some mortgage-backed securities, such as collateralized mortgage obligations or CMOs, make payments of both principal and interest at a variety of intervals; others make semiannual interest payments at a predetermined rate and repay principal at maturity (like a typical bond). Mortgage-backed securities are based on different types of mortgages including those on commercial real estate or residential properties. Other types of mortgage-backed securities will likely be developed in the future, and the funds may invest in them if FMR determines they are consistent with the funds' investment objectives and policies.
The value of mortgage-backed securities may change due to shifts in the market's perception of issuers. In addition, regulatory or tax changes may adversely affect the mortgage securities market as a whole. Non-government mortgage-backed securities may offer higher yields than those issued by government entities, but also may be subject to greater price changes than government issues. Mortgage-backed securities are subject to prepayment risk. Prepayments, which occur when unscheduled or early payments are made on the underlying mortgages, may lower the total returns of the securities. REPURCHASE AGREEMENTS. In a repurchase agreement, a fund purchases a security and simultaneously commits to sell that security back to the original seller at an agreed-upon price. The resale price reflects the purchase price plus an agreed-upon incremental amount which is unrelated to the coupon rate or maturity of the purchased security. The securities purchased by a fund are used to collateralize the repurchase obligation. As such, they are held in an account of the fund at a bank, marked-to-market daily, and maintained at a value at least equal to the sale price plus the accrued incremental amount. While it does not presently appear possible to eliminate all risks from these transactions (particularly the possibility that the value of the underlying security will be less than the resale price, as well as delays and costs to a fund in connection with bankruptcy proceedings), it is each fund's current policy to engage in repurchase agreement transactions with parties whose creditworthiness has been reviewed and found satisfactory by FMR.
REVERSE REPURCHASE AGREEMENTS. In a reverse repurchase agreement, a fund sells a portfolio instrument to another party, such as a bank or broker-dealer, in return for cash and agrees to repurchase the instrument at a particular price and time. While a reverse repurchase agreement is outstanding, the fund will maintain appropriate liquid assets in a segregated custodial account to cover its obligation under the agreement. A fund will enter into reverse repurchase agreements only with parties whose creditworthiness has been found satisfactory by FMR. Such transactions may increase fluctuations in the market value of the fund's assets and may be viewed as a form of leverage.
SECURITIES LENDING. A fund may lend securities to parties such as broker-dealers or institutional investors, including Fidelity Brokerage Services, Inc. (FBSI). FBSI is a member of the New York Stock Exchange and a subsidiary of FMR Corp.
Securities lending allows a fund to retain ownership of the securities loaned and, at the same time, to earn additional income. Since there may be delays in the recovery of loaned securities, or even a loss of rights in collateral supplied should the borrower fail financially, loans will be made only to parties deemed by FMR to be of good standing. Furthermore, they will only be made if, in FMR's judgment, the consideration to be earned from such loans would justify the risk.
FMR understands that it is the current view of the SEC Staff that a fund may engage in loan transactions only under the following conditions: (1) the fund must receive 100% collateral in the form of cash or cash equivalents (e.g., U.S. Treasury bills or notes) from the borrower; (2) the borrower must increase the collateral whenever the market value of the securities loaned (determined on a daily basis) rises above the value of the collateral; (3) after giving notice, the fund must be able to terminate the loan at any time; (4) the fund must receive reasonable interest on the loan or a flat fee from the borrower, as well as amounts equivalent to any dividends, interest, or other distributions on the securities loaned and to any increase in market value; (5) the fund may pay only reasonable custodian fees in connection with the loan; and (6) the Board of Trustees must be able to vote proxies on the securities loaned, either by terminating the loan or by entering into an alternative arrangement with the borrower.
Cash received through loan transactions may be invested in any security in which a fund is authorized to invest. Investing this cash subjects that investment, as well as the security loaned, to market forces (i.e., capital appreciation or depreciation).
STRIPPED MORTGAGE-BACKED SECURITIES are created when a U.S. government agency or a financial institution separates the interest and principal components of a mortgage-backed security and sells them as individual securities. The holder of the "principal-only" security (PO) receives the principal payments made by the underlying mortgage-backed security, while the holder of the "interest-only" security (IO) receives interest payments from the same underlying security.
The prices of stripped mortgage-backed securities may be particularly affected by changes in interest rates. As interest rates fall, prepayment rates tend to increase, which tends to reduce prices of IOs and increase prices of POs. Rising interest rates can have the opposite effect.
SWAP AGREEMENTS. Swap agreements can be individually negotiated and structured to include exposure to a variety of different types of investments or market factors. Depending on their structure, swap agreements may increase or decrease a fund's exposure to long- or short-term interest rates, mortgage securities, corporate borrowing rates, or other factors such as security prices or inflation rates. Swap agreements can take many different forms and are known by a variety of names. A fund is not limited to any particular form of swap agreement if FMR determines it is consistent with the fund's investment objective and policies.
In a typical cap or floor agreement, one party agrees to make payments only under specified circumstances, usually in return for payment of a fee by the other party. For example, the buyer of an interest rate cap obtains the right to receive payments to the extent that a specified interest rate exceeds an agreed-upon level, while the seller of an interest rate floor is obligated to make payments to the extent that a specified interest rate falls below an agreed-upon level. An interest rate collar combines elements of buying a cap and selling a floor.
Swap agreements will tend to shift a fund's investment exposure from one type of investment to another. For example, if the fund agreed to pay fixed rates in exchange for floating rates while holding fixed-rate bonds, the swap would tend to decrease the fund's exposure to long-term interest rates. Caps and floors have an effect similar to buying or writing options. Depending on how they are used, swap agreements may increase or decrease the overall volatility of a fund's investments and its share price and yield.
The most significant factor in the performance of swap agreements is the change in the specific interest rate or other factors that determine the amounts of payments due to and from a fund. If a swap agreement calls for payments by the fund, the fund must be prepared to make such payments when due. In addition, if the counterparty's creditworthiness declined, the value of a swap agreement would be likely to decline, potentially resulting in losses. Each fund expects to be able to eliminate its exposure under swap agreements either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party.
Each fund will maintain appropriate liquid assets in a segregated custodial account to cover its current obligations under swap agreements. If a fund enters into a swap agreement on a net basis, it will segregate assets with a daily value at least equal to the excess, if any, of the fund's accrued obligations under the swap agreement over the accrued amount the fund is entitled to receive under the agreement. If a fund enters into a swap agreement on other than a net basis, it will segregate assets with a value equal to the full amount of the fund's accrued obligations under the agreement.
VARIABLE OR FLOATING RATE OBLIGATIONS bear variable or floating interest rates and carry rights that permit holders to demand payment of the unpaid principal balance plus accrued interest from the issuers or certain financial intermediaries. Floating rate instruments have interest rates that change whenever there is a change in a designated base rate while variable rate instruments provide for a specified periodic adjustment in the interest rate. These formulas are designed to result in a market value for the instrument that approximates its par value.
ZERO COUPON BONDS. Zero coupon bonds do not make interest payments; instead, they are sold at a deep discount from their face value and are redeemed at face value when they mature. Because zero coupon bonds do not pay current income, their prices can be very volatile when interest rates change. In calculating its dividends, a fund takes into account as income a portion of the difference between a zero coupon bond's purchase price and its face value.
A broker-dealer creates a DERIVATIVE ZERO by separating the interest and principal components of a U.S. Treasury security and selling them as two individual securities. CATS (Certificates of Accrual on Treasury Securities), TIGRs (Treasury Investment Growth Receipts), and TRs (Treasury Receipts) are examples of derivative zeros.
The Federal Reserve Bank creates STRIPS (Separate Trading of Registered Interest and Principal of Securities) by separating the interest and principal components of an outstanding U.S. Treasury bond and selling them as individual securities. Bonds issued by the Resolution Funding Corporation (REFCORP) and the Financing Corporation (FICO) can also be separated in this fashion. ORIGINAL ISSUE ZEROS are zero coupon securities originally issued by the U.S. government, a government agency, or a corporation in zero coupon form.
PORTFOLIO TRANSACTIONS
All orders for the purchase or sale of portfolio securities are placed on behalf of each fund by FMR pursuant to authority contained in the management contract. FMR is also responsible for the placement of transaction orders for other investment companies and accounts for which it or its affiliates act as investment adviser. In selecting broker-dealers, subject to applicable limitations of the federal securities laws, FMR considers various relevant factors, including, but not limited to: the size and type of the transaction; the nature and character of the markets for the security to be purchased or sold; the execution efficiency, settlement capability, and financial condition of the broker-dealer firm; the broker-dealer's execution services rendered on a continuing basis; and the reasonableness of any commissions.
The funds may execute portfolio transactions with broker-dealers who provide research and execution services to the funds or other accounts over which FMR or its affiliates exercise investment discretion. Such services may include advice concerning the value of securities; the advisability of investing in, purchasing, or selling securities; and the availability of securities or the purchasers or sellers of securities. In addition, such broker-dealers may furnish analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and performance of accounts; effect securities transactions, and perform functions incidental thereto (such as clearance and settlement). The selection of such broker-dealers generally is made by FMR (to the extent possible consistent with execution considerations) based upon the quality of research and execution services provided.
The receipt of research from broker-dealers that execute transactions on behalf of the funds may be useful to FMR in rendering investment management services to the funds or its other clients, and conversely, such research provided by broker-dealers who have executed transaction orders on behalf of other FMR clients may be useful to FMR in carrying out its obligations to the funds. The receipt of such research has not reduced FMR's normal independent research activities; however, it enables FMR to avoid the additional expenses that could be incurred if FMR tried to develop comparable information through its own efforts.
Subject to applicable limitations of the federal securities laws, broker-dealers may receive commissions for agency transactions that are in excess of the amount of commissions charged by other broker-dealers in recognition of their research and execution services. In order to cause each fund to pay such higher commissions, FMR must determine in good faith that such commissions are reasonable in relation to the value of the brokerage and research services provided by such executing broker-dealers, viewed in terms of a particular transaction or FMR's overall responsibilities to the funds and its other clients. In reaching this determination, FMR will not attempt to place a specific dollar value on the brokerage and research services provided, or to determine what portion of the compensation should be related to those services.
FMR is authorized to use research services provided by and to place portfolio transactions with brokerage firms that have provided assistance in the distribution of shares of the funds or shares of other Fidelity funds to the extent permitted by law. FMR may use research services provided by and place agency transactions with Fidelity Brokerage Services, Inc. (FBSI) and Fidelity Brokerage Services (FBS), subsidiaries of FMR Corp., if the commissions are fair, reasonable, and comparable to commissions charged by non-affiliated, qualified brokerage firms for similar services. From September 1992 through December 1994, FBS operated under the name Fidelity Brokerage Services Limited, Inc. (FBSL). As of January 1995, FBSL was converted to an unlimited liability company and assumed the name FBS. Prior to September 4, 1992, FBSL operated under the name Fidelity Portfolio Services, Ltd. (FPSL) as a wholly-owned subsidiary of Fidelity International Limited (FIL). Edward C. Johnson 3d is Chairman of FIL. Mr. Johnson 3d, Johnson family members, and various trusts for the benefit of the Johnson family own, directly or indirectly, more than 25% of the voting common stock of FIL.
Section 11(a) of the Securities Exchange Act of 1934 prohibits members of national securities exchanges from executing exchange transactions for accounts which they or their affiliates manage, unless certain requirements are satisfied. Pursuant to such requirements, the Board of Trustees has authorized FBSI to execute portfolio transactions on national securities exchanges in accordance with approved procedures and applicable SEC rules. Each fund's Trustees periodically review FMR's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the funds and review the commissions paid by each fund over representative periods of time to determine if they are reasonable in relation to the benefits to the fund.
For the fiscal periods ended April 30, 1995 and 1994, the portfolio turnover rates were 282% and 271%, respectively, for Spartan Short-Intermediate Government and 303% and 354%, respectively, for Spartan Government Income. Because a high turnover rate increases transaction costs and may increase taxable gains, FMR carefully weighs the anticipated benefits of short-term investing against these consequences.
For fiscal year 1995, 1994, and 1993, Spartan Short-Intermediate Government and Spartan Government Income paid no brokerage commissions.
From time to time the Trustees will review whether the recapture for the benefit of the funds of some portion of the brokerage commissions or similar fees paid by the funds on portfolio transactions is legally permissible and advisable. Each fund seeks to recapture soliciting broker-dealer fees on the tender of portfolio securities, but at present no other recapture arrangements are in effect. The Trustees intend to continue to review whether recapture opportunities are available and are legally permissible and, if so, to determine in the exercise of their business judgment whether it would be advisable for each fund to seek such recapture.
Although the Trustees and officers of each fund are substantially the same as those of other funds managed by FMR, investment decisions for each fund are made independently from those of other funds managed by FMR or accounts managed by FMR affiliates. It sometimes happens that the same security is held in the portfolio of more than one of these funds or accounts. Simultaneous transactions are inevitable when several funds and accounts are managed by the same investment adviser, particularly when the same security is suitable for the investment objective of more than one fund or account.
When two or more funds are simultaneously engaged in the purchase or sale of the same security, the prices and amounts are allocated in accordance with procedures believed to be appropriate and equitable for each fund. In some cases this system could have a detrimental effect on the price or value of the security as far as each fund is concerned. In other cases, however, the ability of the funds to participate in volume transactions will produce better executions and prices for the funds. It is the current opinion of the Trustees that the desirability of retaining FMR as investment adviser to each fund outweighs any disadvantages that may be said to exist from exposure to simultaneous transactions.
VALUATION OF PORTFOLIO SECURITIES
Each fund's net asset value per share (NAV) is determined by FSC under procedures established by the Board of Trustees. Portfolio securities are valued primarily on the basis of valuations furnished by a pricing service which uses both dealer-supplied valuations and electronic data processing techniques that take into account appropriate factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics, and other market data, without exclusive reliance on quoted prices or exchange or over-the-counter prices, since such valuations are believed to reflect more accurately the fair value of such securities. Use of the pricing service has been approved by the Board of Trustees. There are a number of pricing services available, and the Trustees, or officers acting on behalf of the Trustees, on the basis of ongoing evaluation of these services, may use other pricing services or discontinue the use of any pricing service in whole or in part. Securities not valued by the pricing service and for which quotations are readily available are valued at market values determined on the basis of their latest available bid prices as furnished by recognized dealers in such securities. Futures contracts and options are valued on the basis of market quotations, if available. Securities and other assets for which quotations or pricing service valuations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees.
PERFORMANCE
The funds may quote performance in various ways. All performance information supplied by the funds in advertising is historical and is not intended to indicate future returns. Each fund's share price, yield, and total return fluctuate in response to market conditions and other factors, and the value of fund shares when redeemed may be more or less than their original cost.
YIELD CALCULATIONS. Yields for a fund are computed by dividing the fund's interest income for a given 30-day or one-month period, net of expenses, by the average number of shares entitled to receive distributions during the period, dividing this figure by the fund's net asset value (NAV) at the end of the period, and annualizing the result (assuming compounding of income) in order to arrive at an annual percentage rate. Income is calculated for purposes of yield quotations in accordance with standardized methods applicable to all stock and bond funds. In general, interest income is reduced with respect to bonds trading at a premium over their par value by subtracting a portion of the premium from income on a daily basis, and is increased with respect to bonds trading at a discount by adding a portion of the discount to daily income. Capital gains and losses generally are excluded from the calculation.
Income calculated for the purposes of calculating a fund's yield differs from income as determined for other accounting purposes. Because of the different accounting methods used, and because of the compounding of income assumed in yield calculations, a fund's yield may not equal its distribution rate, the income paid to your account, or the income reported in the fund's financial statements.
Yield information may be useful in reviewing a fund's performance and in providing a basis for comparison with other investment alternatives. However, each fund's yield fluctuates, unlike investments that pay a fixed interest rate over a stated period of time. When comparing investment alternatives, investors should also note the quality and maturity of the portfolio securities of respective investment companies they have chosen to consider.
Investors should recognize that in periods of declining interest rates a fund's yield will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates the fund's yield will tend to be somewhat lower. Also, when interest rates are falling, the inflow of net new money to a fund from the continuous sale of its shares will likely be invested in instruments producing lower yields than the balance of the fund's holdings, thereby reducing the fund's current yield. In periods of rising interest rates, the opposite can be expected to occur.
TOTAL RETURN CALCULATIONS. Total returns quoted in advertising reflect all aspects of a fund's return, including the effect of reinvesting dividends and capital gain distributions, and any change in the fund's NAV over a stated period. Average annual total returns are calculated by determining the growth or decline in value of a hypothetical historical investment in a fund over a stated period, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. For example, a cumulative total return of 100% over ten years would produce an average annual return of 7.18%, which is the steady annual rate of return that would equal 100% growth on a compounded basis in ten years. While average annual returns are a convenient means of comparing investment alternatives, investors should realize that a fund's performance is not constant over time, but changes from year to year, and that average annual returns represent averaged figures as opposed to the actual year-to-year performance of the fund.
In addition to average annual total returns, a fund may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Average annual and cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments, or a series of redemptions, over any time period. Total returns may be broken down into their components of income and capital (including capital gains and changes in share price) in order to illustrate the relationship of these factors and their contributions to total return. Total returns may be quoted on a before-tax or after-tax basis. Total returns, yields, and other performance information may be quoted numerically or in a table, graph, or similar illustration, and may omit or include the effect of the $5.00 account closeout fee.
NET ASSET VALUE. Charts and graphs using a fund's net asset values, adjusted net asset values, and benchmark indices may be used to exhibit performance. An adjusted NAV includes any distributions paid by a fund and reflects all elements of its return. Unless otherwise indicated, a fund's adjusted NAVs are not adjusted for sales charges, if any.
HISTORICAL FUND RESULTS. The following tables show each fund's yields and total returns for periods ended April 30, 1995. Total return figures include the effect of the $5.00 account closeout fee based on an average sized account.

            Average Annual Total Returns               Cumulative Total Returns



                              30-Day   One      Five     Life of    One      Five      Life of
                              Yield    Year     Years    Fund       Year     Years     Fund



Spartan Short-Intermediate     6.66%    6.58%   n/a       4.33%*     6.58%   n/a        10.56%*
Government

Spartan Government Income      6.51%    7.31%    8.58%    8.85%**    7.31%    50.91%    71.52%**


* From December 18, 1992 (commencement of operations)
** From December 20, 1988 (commencement of operations).
Note: If FMR had not reimbursed certain fund expenses during these periods, the Spartan Short-Intermediate's total returns would have been lower.
The following tables show the income and capital elements of each fund's cumulative total return. The tables compare each fund's return to the record of the Standard & Poor's Composite Index of 500 Stocks (S&P 500), the Dow Jones Industrial Average (DJIA), and the cost of living (measured by the Consumer Price Index, or CPI) over the same period. The CPI information is as of the month end closest to the initial investment date for each fund. The S&P 500 and DJIA comparisons are provided to show how each fund's total return compared to the record of a broad average of common stocks and a narrower set of stocks of major industrial companies, respectively, over the same period. Of course, since each fund invests in fixed-income securities, common stocks represent a different type of investment from the fund. Common stocks generally offer greater growth potential than the funds, but generally experience greater price volatility, which means greater potential for loss. In addition, common stocks generally provide lower income than a fixed-income investment such as the funds. Figures for the S&P 500 and DJIA are based on the prices of unmanaged groups of stocks and, unlike the funds' returns, do not include the effect of paying brokerage commissions or other costs of investing. SPARTAN SHORT-INTERMEDIATE GOVERNMENT. During the period from December 18, 1992 (commencement of operations) to April 30, 1995, a hypothetical $10,000 investment in Spartan Short-Intermediate Government would have grown to $11,057, assuming all distributions were reinvested. This was a period of fluctuating interest rates and bond prices and the figures below should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in the fund today.

SPARTAN SHORT-INTERMEDIATE GOVERNMENT FUND                           INDICES



Year Ended   Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
April 30     Initial      Reinvested      Reinvested      Value                            Living**
             $10,000      Dividend        Capital Gain
             Investment   Distributions   Distributions







1995         $ 9,440      $ 1,607         $ 10            $ 11,057   $ 12,620   $ 14,113   $ 10,705

1994         $ 9,490      $ 873           $ 10            $ 10,373   $ 10,744   $ 11,705   $ 10,388

1993*        $ 10,090     $ 253           $ 0             $ 10,343   $ 10,201   $ 10,600   $ 10,148


* From December 18, 1992 (commencement of operations).
** From month-end closest to initial investment date.
Explanatory Notes: With an initial investment of $10,000 made on December 18, 1992, the net amount invested in fund shares was $10,000. The cost of the initial investment ($10,000), together with the aggregate cost of reinvested dividends and capital gain distributions for the period covered (their cash value at the time they were reinvested), amounted to $11,658. If distributions had not been reinvested, the amount of distributions earned from the fund over time would have been smaller, and cash payments for the period would have amounted to $1,527 for dividends and $10 for capital gains distributions. Tax consequences of different investments have not been factored into the above figures. The figures in the table do not reflect the effect of the fund's $5.00 account closeout fee.
SPARTAN GOVERNMENT INCOME. During the period from December 20, 1988 (commencement of operations) to April 30, 1995, a hypothetical $10,000 investment in Spartan Government Income would have grown to $17,153, assuming all distributions were reinvested. This was a period of fluctuating interest rates and bond prices and the figures below should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in the fund today.
SPARTAN GOVERNMENT INCOME FUND                           INDICES


Year Ended   Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
April 30     Initial      Reinvested      Reinvested      Value                            Living**
             $10,000      Dividend        Capital Gain
             Investment   Distributions   Distributions







1995         $ 9,950      $ 6,225         $ 978           $ 17,153   $ 22,505   $ 24,392   $ 12,606

1994         $ 10,000     $ 5,000         $ 983           $ 15,983   $ 19,160   $ 20,230   $ 12,232

1993         $ 10,930     $ 4,566         $ 672           $ 16,168   $ 18,191   $ 18,320   $ 11,950

1992         $ 10,900     $ 3,565         $ 84            $ 14,550   $ 16,651   $ 17,428   $ 11,577

1991         $ 10,640     $ 2,429         $ 33            $ 13,102   $ 14,600   $ 14,528   $ 11,220

1990         $ 10,030     $ 1,305         $ 31            $ 11,366   $ 12,414   $ 12,869   $ 10,697

1989*        $ 10,050     $ 333           $ 0             $ 10,383   $ 11,228   $ 11,283   $ 10,216


* From December 20, 1988 (commencement of operations).
** From month-end closest to initial investment date
Explanatory Notes: With an initial investment of $10,000 made on December 20, 1988, the net amount invested in fund shares was $10,000. The cost of the initial investment ($10,000), together with the aggregate cost of reinvested dividends and capital gain distributions for the period covered (their cash value at the time they were reinvested), amounted to $17,605. If distributions had not been reinvested, the amount of distributions earned from the fund over time would have been smaller, and cash payments for the period would have amounted to $4,996 for dividends and $750 for capital gains distributions. Tax consequences of different investments have not been factored into the above figures. The figures in the table do not reflect the effect of the fund's $5.00 account closeout fee.
A fund's performance may be compared to the performance of other mutual funds in general, or to the performance of particular types of mutual funds. These comparisons may be expressed as mutual fund rankings prepared by Lipper Analytical Services, Inc. (Lipper), an independent service located in Summit, New Jersey that monitors the performance of mutual funds. Lipper generally ranks funds on the basis of total return, assuming reinvestment of distributions, but does not take sales charges or redemption fees into consideration, and is prepared without regard to tax consequences. Lipper may also rank funds based on yield. In addition to the mutual fund rankings, a fund's performance may be compared to stock, bond, and money market mutual fund performance indices prepared by Lipper or other organizations. When comparing these indices, it is important to remember the risk and return characteristics of each type of investment. For example, while stock mutual funds may offer higher potential returns, they also carry the highest degree of share price volatility. Likewise, money market funds may offer greater stability of principal, but generally do not offer the higher potential returns from stock mutual funds.
From time to time, a fund's performance may also be compared to other mutual funds tracked by financial or business publications and periodicals. For example, the fund may quote Morningstar, Inc. in its advertising materials. Morningstar, Inc. is a mutual fund rating service that rates mutual funds on the basis of risk-adjusted performance. Rankings that compare the performance of Fidelity funds to one another in appropriate categories over specific periods of time may also be quoted in advertising. A fund may be compared in advertising to Certificates of Deposit (CDs) or other investments issued by banks or other depository institutions. Mutual funds differ from bank investments in several respects. For example, a fund may offer greater liquidity or higher potential returns than CDs, a fund does not guarantee your principal or your return, and fund shares are not FDIC insured.
Fidelity may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include information about current economic, market, and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance, and goal setting; questionnaires designed to help create a personal financial profile; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and action plans offering investment alternatives. Materials may also include discussions of Fidelity's asset allocation funds and other Fidelity funds, products, and services.
Ibbotson Associates of Chicago, Illinois (Ibbotson) provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation (based on the CPI), and combinations of various capital markets. The performance of these capital markets is based on the returns of different indices.
Fidelity funds may use the performance of these capital markets in order to demonstrate general risk-versus-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risks associated with the security types in any capital market may or may not correspond directly to those of the funds. Ibbotson calculates total returns in the same method as the funds. The funds may also compare performance to that of other compilations or indices that may be developed and made available in the future.
A fund may compare its performance or the performance of securities in which it may invest to averages published by IBC USA (Publications), Inc. of Ashland, Massachusetts. These averages assume reinvestment of distributions. The IBC/Donoghue's MONEY FUND AVERAGES(trademark)/Government, which is reported in the MONEY FUND REPORT(registered trademark), covers 226 government money market funds. The Bond Fund Report AverageS(trademark)/Government, which is reported in the BOND FUND REPORT(registered trademark), covers 254 government bond funds. When evaluating comparisons to money market funds, investors should consider the relevant differences in investment objectives and policies. Specifically, money market funds invest in short-term, high-quality instruments and seek to maintain a stable $1.00 share price. The funds, however, invest in longer-term instruments and each fund's share price changes daily in response to a variety of factors.
In advertising materials, Fidelity may reference or discuss its products and services, which may include: other Fidelity funds; retirement investing; brokerage products and services; the effects of periodic investment plans and dollar cost averaging; saving for college or other goals; charitable giving; and the Fidelity credit card. In addition, Fidelity may quote or reprint financial or business publications and periodicals, including model portfolios or allocations, as they relate to current economic and political conditions, fund management, portfolio composition, investment philosophy, investment techniques, the desirability of owning a particular mutual fund, and Fidelity services and products. Fidelity may also reprint, and use as advertising and sales literature, articles from Fidelity Focus, a quarterly magazine provided free of charge to Fidelity fund shareholders.
A fund may present its fund number, Quotron(trademark) number, and CUSIP number, and discuss or quote its current portfolio manager.
VOLATILITY. A fund may quote various measures of volatility and benchmark correlation in advertising. In addition, the fund may compare these measures to those of other funds. Measures of volatility seek to compare the fund's historical share price fluctuations or total returns to those of a benchmark. Measures of benchmark correlation indicate how valid a comparative benchmark may be. All measures of volatility and correlation are calculated using averages of historical data. In advertising, a fund may also discuss or illustrate examples of interest rate sensitivity. MOMENTUM INDICATORS indicate a fund's price movements over specific periods of time. Each point on the momentum indicator represents the fund's percentage change in price movements over that period.
A fund may advertise examples of the effects of periodic investment plans, including the principle of dollar cost averaging. In such a program, an investor invests a fixed dollar amount in a fund at periodic intervals, thereby purchasing fewer shares when prices are high and more shares when prices are low. While such a strategy does not assure a profit or guard against loss in a declining market, the investor's average cost per share can be lower than if fixed numbers of shares are purchased at the same intervals. In evaluating such a plan, investors should consider their ability to continue purchasing shares during periods of low price levels.
A fund may be available for purchase through retirement plans or other programs offering deferral of, or exemption from, income taxes, which may produce superior after-tax returns over time. For example, a $1,000 investment earning a taxable return of 10% annually would have an after-tax value of $1,949 after ten years, assuming tax was deducted from the return each year at a 31% rate. An equivalent tax-deferred investment would have an after-tax value of $2,100 after ten years, assuming tax was deducted at a 31% rate from the tax-deferred earnings at the end of the ten-year period.
As of April 30, 1995, FMR advised over $24 billion in tax-free fund assets, $70 billion in money market fund assets, $180 billion in equity fund assets, $43 billion in international fund assets, and $21 billion in Spartan fund assets. The funds may reference the growth and variety of money market mutual funds and the adviser's innovation and participation in the industry. The equity funds under management figure represents the largest amount of equity fund assets under management by a mutual fund investment adviser in the United States, making FMR America's leading equity (stock) fund manager. FMR, its subsidiaries, and affiliates maintain a worldwide information and communications network for the purpose of researching and managing investments abroad.
In addition to performance rankings, each fund may compare its total expense ratio to the average total expense ratio of similar funds tracked by Lipper. A fund's total expense ratio is a significant factor in comparing bond and money market investments because of its effect on yield. ADDITIONAL PURCHASE AND REDEMPTION INFORMATION
Each fund is open for business and its net asset value per share (NAV) is calculated each day the New York Stock Exchange (NYSE) is open for trading. The NYSE has designated the following holiday closings for 1995: New Year's Day (observed), Presidents' Day (observed), Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. Although FMR expects the same holiday schedule to be observed in the future, the NYSE may modify its holiday schedule at any time. In addition, the funds will not process wire purchases and redemptions on days when the Federal Reserve Wire System is closed.
FSC normally determines each fund's NAV as of the close of the NYSE (normally 4:00 p.m. Eastern time). However, NAV may be calculated earlier if trading on the NYSE is restricted or as permitted by the SEC. To the extent that portfolio securities are traded in other markets on days when the NYSE is closed, a fund's NAV may be affected on days when investors do not have access to the fund to purchase or redeem shares. In addition, trading in some of a fund's portfolio securities may not occur on days when the fund is open for business.
If the Trustees determine that existing conditions make cash payments undesirable, redemption payments may be made in whole or in part in securities or other property, valued for this purpose as they are valued in computing a fund's NAV. Shareholders receiving securities or other property on redemption may realize a gain or loss for tax purposes, and will incur any costs of sale, as well as the associated inconveniences.
Pursuant to Rule 11a-3 under the Investment Company Act of 1940 (the 1940
Act), each fund is required to give shareholders at least 60 days' notice prior to terminating or modifying its exchange privilege. Under the Rule, the 60-day notification requirement may be waived if (i) the only effect of a modification would be to reduce or eliminate an administrative fee, redemption fee, or deferred sales charge ordinarily payable at the time of an exchange, or (ii) the fund suspends the redemption of the shares to be exchanged as permitted under the 1940 Act or the rules and regulations thereunder, or the fund to be acquired suspends the sale of its shares because it is unable to invest amounts effectively in accordance with its investment objective and policies.
In the Prospectus, each fund has notified shareholders that it reserves the right at any time, without prior notice, to refuse exchange purchases by any person or group if, in FMR's judgment, the fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. DISTRIBUTIONS AND TAXES
DISTRIBUTIONS. If you request to have distributions mailed to you and the U.S. Postal Service cannot deliver your checks, or if your checks remain uncashed for six months, Fidelity may reinvest your distributions at the then-current NAV. All subsequent distributions will then be reinvested until you provide Fidelity with alternate instructions.
DIVIDENDS. Because each fund's income is primarily derived from interest, dividends from the fund generally will not qualify for the dividends-received deduction available to corporate shareholders. Short-term capital gains are distributed as dividend income, but do not qualify for the dividends-received deduction. A portion of each fund's dividends derived from certain U.S. government obligations may be exempt from state and local taxation. Each fund will send each shareholder a notice in January describing the tax status of dividend and capital gain distributions for the prior year.
CAPITAL GAIN DISTRIBUTIONS. Long-term capital gains earned by each fund on the sale of securities and distributed to shareholders are federally taxable as long-term capital gains, regardless of the length of time shareholders have held their shares. If a shareholder receives a long-term capital gain distribution on shares of a fund, and such shares are held six months or less and are sold at a loss, the portion of the loss equal to the amount of the long-term capital gain distribution will be considered a long-term loss for tax purposes. Short-term capital gains distributed by each fund are taxable to shareholders as dividends, not as capital gains. As of April 30, 1995, Spartan Short-Intermediate Government has a $2,494,000 capital loss carryover, of which $168,000 and $2,326,000 will expire on April 30, 2002 and April 30, 2003, respectively. As of April 30, 1995, Spartan Government Income has a capital loss carryforward of $13,235,000, all of which will expire on April 30, 2003.
STATE AND LOCAL TAX ISSUES. For mutual funds organized as business trusts, state law provides for a pass-through of the state and local income tax exemption afforded to direct owners of U.S. government securities. Some states limit this to mutual funds that invest a certain amount in U.S. government securities, and some types of securities, such as repurchase agreements and some agency backed securities, may not qualify for this benefit. The tax treatment of your dividend distributions from a fund will be the same as if you directly owned your proportionate share of the U.S. government securities in each fund's portfolio. Because the income earned on most U.S. government securities in which each fund invests is exempt from state and local income taxes, the portion of your dividends from each fund attributable to these securities will also be free from income taxes. The exemption from state and local income taxation does not preclude states from assessing other taxes on the ownership of U.S. government securities. In a number of states, corporate franchise (income) tax laws do not exempt interest earned on U.S. government securities whether such securities are held directly or through a fund.
TAX STATUS OF THE FUNDS. Each fund intends to qualify each year as a "regulated investment company" for tax purposes so that it will not be liable for federal tax on income and capital gains distributed to shareholders. In order to qualify as a regulated investment company and avoid being subject to federal income or excise taxes at the fund level, each fund intends to distribute substantially all of its net investment income and net realized capital gains within each calendar year as well as on a fiscal year basis. Each fund intends to comply with other tax rules applicable to regulated investment companies, including a requirement that capital gains from the sale of securities held less than three months constitute less than 30% of the fund's gross income for each fiscal year. Gains from some futures contracts and options are included in this 30% calculation, which may limit a fund's investments in such instruments.
Each fund is treated as a separate entity from the other funds of Fidelity Fixed-Income Trust for tax purposes.
OTHER TAX INFORMATION. The information above is only a summary of some of the tax consequences generally affecting each fund and its shareholders, and no attempt has been made to discuss individual tax consequences. In addition to federal income taxes, shareholders may be subject to state and local taxes on fund distributions, and shares may be subject to state and local personal property taxes. Investors should consult their tax advisers to determine whether a fund is suitable to their particular tax situation. FMR
All of the stock of FMR is owned by FMR Corp., its parent company organized in 1972. Through ownership of voting common stock and the execution of a shareholders' voting agreement, Edward C. Johnson 3d, Johnson family members, and various trusts for the benefit of the Johnson family form a controlling group with respect to FMR Corp.
At present, the principal operating activities of FMR Corp. are those conducted by three of its divisions as follows: FSC, which is the transfer and shareholder servicing agent for certain of the funds advised by FMR; Fidelity Investments Institutional Operations Company, which performs shareholder servicing functions for institutional customers and funds sold through intermediaries; and Fidelity Investments Retail Marketing Company, which provides marketing services to various companies within the Fidelity organization.
Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that sets forth all employees' fiduciary responsibilities regarding the funds, establishes procedures for personal investing and restricts certain transactions. For example, all personal trades in most securities require pre-clearance, and participation in initial public offerings is prohibited. In addition, restrictions on the timing of personal investing in relation to trades by Fidelity funds and on short-term trading have been adopted.
TRUSTEES AND OFFICERS
The Trustees and executive officers of the trust are listed below. Except as indicated, each individual has held the office shown or other offices in the same company for the last five years. All persons named as Trustees also serve in similar capacities for other funds advised by FMR. Unless otherwise noted, the business address of each Trustee and officer is 82 Devonshire Street, Boston, Massachusetts 02109, which is also the address of FMR. Those Trustees who are "interested persons" (as defined in the Investment Company Act of 1940) by virtue of their affiliation with either the trust or FMR are indicated by an asterisk (*).
*EDWARD C. JOHNSON 3d (64), Trustee and President, is Chairman, Chief Executive Officer and a Director of FMR Corp.; a Director and Chairman of the Board and of the Executive Committee of FMR; Chairman and a Director of FMR Texas Inc., Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc.
*J. GARY BURKHEAD (53), Trustee and Senior Vice President, is President of FMR; and President and a Director of FMR Texas Inc., Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc. RALPH F. COX (62), 200 Rivercrest Drive, Fort Worth, TX, Trustee (1991), is a consultant to Western Mining Corporation (1994). Prior to February 1994, he was President of Greenhill Petroleum Corporation (petroleum exploration and production, 1990). Until March 1990, Mr. Cox was President and Chief Operating Officer of Union Pacific Resources Company (exploration and production). He is a Director of Sanifill Corporation (non-hazardous waste,
1993) and CH2M Hill Companies (engineering). In addition, he served on the Board of Directors of the Norton Company (manufacturer of industrial devices, 1983-1990) and continues to serve on the Board of Directors of the Texas State Chamber of Commerce, and is a member of advisory boards of Texas A&M University and the University of Texas at Austin.
PHYLLIS BURKE DAVIS (63), P.O. Box 264, Bridgehampton, NY, Trustee (1992). Prior to her retirement in September 1991, Mrs. Davis was the Senior Vice President of Corporate Affairs of Avon Products, Inc. She is currently a Director of BellSouth Corporation (telecommunications), Eaton Corporation (manufacturing, 1991), and the TJX Companies, Inc. (retail stores, 1990), and previously served as a Director of Hallmark Cards, Inc. (1985-1991) and Nabisco Brands, Inc. In addition, she is a member of the President's Advisory Council of The University of Vermont School of Business Administration.
RICHARD J. FLYNN (71), 77 Fiske Hill, Sturbridge, MA, Trustee, is a financial consultant. Prior to September 1986, Mr. Flynn was Vice Chairman and a Director of the Norton Company (manufacturer of industrial devices). He is currently a Trustee of College of the Holy Cross and Old Sturbridge Village, Inc., and he previously served as a Director of Mechanics Bank (1971-1995).
E. BRADLEY JONES (67), 3881-2 Lander Road, Chagrin Falls, OH, Trustee
(1990). Prior to his retirement in 1984, Mr. Jones was Chairman and Chief Executive Officer of LTV Steel Company. He is a Director of TRW Inc. (original equipment and replacement products), Cleveland-Cliffs Inc. (mining), Consolidated Rail Corporation, Birmingham Steel Corporation, and RPM, Inc. (manufacturer of chemical products, 1990), and he previously served as Director of NACCO Industries, Inc. (mining and marketing, 1985-1995), and Hyster-Yale Materials Handling, Inc. (1985-1995). In addition, he serves as a Trustee of First Union Real Estate Investments, a Trustee and member of the Executive Committee of the Cleveland Clinic Foundation, a Trustee and member of the Executive Committee of University School (Cleveland), and a Trustee of Cleveland Clinic Florida.
DONALD J. KIRK (62), One Harborside, 680 Steamboat Road, Greenwich, CT, Trustee, is Executive-in-Residence (1995) at Columbia University Graduate School of Business and a financial consultant. From 1987 to January 1995, Mr. Kirk was a Professor at Columbia University Graduate School of Business. Prior to 1987, he was Chairman of the Financial Accounting Standards Board. Mr. Kirk is a Director of General Re Corporation (reinsurance) and he previously served as a Director of Valuation Research Corp. (appraisals and valuations, 1993-1995). In addition, he serves as Vice Chairman of the Board of Directors of the National Arts Stabilization Fund, Vice Chairman of the Board of Trustees of the Greenwich Hospital Association, and as a Member of the Public Oversight Board of the American Institute of Certified Public Accountants' SEC Practice Section (1995). *PETER S. LYNCH (52), Trustee (1990) is Vice Chairman and Director of FMR
(1992). Prior to May 31, 1990, he was a Director of FMR and Executive Vice President of FMR (a position he held until March 31, 1991); Vice President of Fidelity Magellan Fund and FMR Growth Group Leader; and Managing Director of FMR Corp. Mr. Lynch was also Vice President of Fidelity Investments Corporate Services (1991-1992). He is a Director of W.R. Grace & Co. (chemicals) and Morrison Knudsen Corporation (engineering and construction). In addition, he serves as a Trustee of Boston College, Massachusetts Eye & Ear Infirmary, Historic Deerfield and Society for the Preservation of New England Antiquities, and as an Overseer of the Museum of Fine Arts of Boston (1990).
GERALD C. McDONOUGH (65), 135 Aspenwood Drive, Cleveland, OH, Trustee, is Chairman of G.M. Management Group (strategic advisory services). Prior to his retirement in July 1988, he was Chairman and Chief Executive Officer of Leaseway Transportation Corp. (physical distribution services). Mr. McDonough is a Director of ACME-Cleveland Corp. (metal working, telecommunications and electronic products), Brush-Wellman Inc. (metal refining), York International Corp. (air conditioning and refrigeration), Commercial Intertech Corp. (water treatment equipment, 1992), and Associated Estates Realty Corporation (a real estate investment trust,
1993).
EDWARD H. MALONE (70), 5601 Turtle Bay Drive #2104, Naples, FL, Trustee. Prior to his retirement in 1985, Mr. Malone was Chairman, General Electric Investment Corporation and a Vice President of General Electric Company. He is a Director of Allegheny Power Systems, Inc. (electric utility), General Re Corporation (reinsurance) and Mattel Inc. (toy manufacturer). In addition, he serves as a Trustee of Corporate Property Investors, the EPS Foundation at Trinity College, the Naples Philharmonic Center for the Arts, and Rensselaer Polytechnic Institute, and he is a member of the Advisory Boards of Butler Capital Corporation Funds and Warburg, Pincus Partnership Funds.
MARVIN L. MANN (62), 55 Railroad Avenue, Greenwich, CT, Trustee (1993) is Chairman of the Board, President, and Chief Executive Officer of Lexmark International, Inc. (office machines, 1991). Prior to 1991, he held the positions of Vice President of International Business Machines Corporation ("IBM") and President and General Manager of various IBM divisions and subsidiaries. Mr. Mann is a Director of M.A. Hanna Company (chemicals,
1993) and Infomart (marketing services, 1991), a Trammell Crow Co. In addition, he serves as the Campaign Vice Chairman of the Tri-State United Way (1993) and is a member of the University of Alabama President's Cabinet
(1990).
THOMAS R. WILLIAMS (66), 21st Floor, 191 Peachtree Street, N.E., Atlanta, GA, Trustee, is President of The Wales Group, Inc. (management and financial advisory services). Prior to retiring in 1987, Mr. Williams served as Chairman of the Board of First Wachovia Corporation (bank holding company), and Chairman and Chief Executive Officer of The First National Bank of Atlanta and First Atlanta Corporation (bank holding company). He is currently a Director of BellSouth Corporation (telecommunications), ConAgra, Inc. (agricultural products), Fisher Business Systems, Inc. (computer software), Georgia Power Company (electric utility), Gerber Alley & Associates, Inc. (computer software), National Life Insurance Company of Vermont, American Software, Inc., and AppleSouth, Inc. (restaurants, 1992). ARTHUR S. LORING (47), Secretary, is Senior Vice President (1993) and General Counsel of FMR, Vice President-Legal of FMR Corp., and Vice President and Clerk of FDC.
STEPHEN P. JONAS (42), Treasurer (1995), is Treasurer and Vice President of FMR (1993). Mr. Jonas is also Treasurer of FMR Texas Inc. (1994), Fidelity Management & Research (U.K.) Inc. (1994), and Fidelity Management & Research (Far East) Inc. (1994). Prior to becoming Treasurer of FMR, Mr. Jonas was Senior Vice President, Finance - Fidelity Brokerage Services, Inc. (1991-1992) and Senior Vice President, Strategic Business Systems - Fidelity Investments Retail Marketing Company (1989-1991).
JOHN H. COSTELLO (48), Assistant Treasurer, is an employee of FMR.
LEONARD M. RUSH (49), Assistant Treasurer (1994), is an employee of FMR
(1994). Prior to becoming Assistant Treasurer of the Fidelity funds, Mr. Rush was Chief Compliance Officer of FMR Corp. (1993-1994); Chief Financial Officer of Fidelity Brokerage Services, Inc. (1990-1993); and Vice President, Assistant Controller, and Director of the Accounting Department
- First Boston Corp. (1986-1990).
The following table sets forth information describing the compensation of each current Trustee of the fund for his or her services as trustee for the fiscal year ended April 30, 1995.
COMPENSATION TABLE
      Aggregate Compensation




        J. Gary    Ralph F. Phyllis Richard  E.       Edward C.   Donald    Peter S.    Gerald C.    Edward    Marvin    Thomas
        Burkhead** Cox      Burke   J. Flynn Bradley  Johnson     J. Kirk   Lynch**     McDonough    H.        L.        R.
                            Davis            Jones    3d**                                           Malone    Mann      Williams

Spartan $ 0        $ 24     $ 23    $ 30     $ 24     $ 0         $ 24      $ 0         $ 24         $ 24      $ 24      $ 24
Short-
Intermediate
Government

Spartan $ 0        $ 123    $ 119   $ 153    $ 123    $ 0         $ 123     $ 0         $ 123        $ 125     $ 122     $ 122
Government
Income

Trustees                 Pension or          Estimated Annual    Total
                         Retirement          Benefits Upon       Compensation
                         Benefits Accrued    Retirement from     from the Fund
                         as Part of Fund     the Fund            Complex*
                         Expenses            Complex*
                         from the
                         Fund Complex*

J. Gary Burkhead**       $ 0                 $ 0                 $ 0

Ralph F. Cox              5,200               52,000              125,000

Phyllis Burke Davis       5,200               52,000              122,000

Richard J. Flynn          0                   52,000              154,500

E. Bradley Jones          5,200               49,400              123,500

Edward C. Johnson 3d**    0                   0                   0

Donald J. Kirk            5,200               52,000              125,000

Peter S. Lynch**          0                   0                   0

Gerald C. McDonough       5,200               52,000              125,000

Edward H. Malone          5,200               44,200              128,000

Marvin L. Mann            5,200               52,000              125,000

Thomas R. Williams        5,200               52,000              126,500

* Information is as December 31, 1994 for all 206 funds in the complex.
** Interested trustees of the fund are compensated by FMR.
Under a retirement program adopted in July 1988, the non-interested
Trustees, upon reaching age 72, become eligible to participate in a retirement program under which they receive payments during their lifetime from a fund based on their basic trustee fees and length of service. The obligation of a fund to make such payments are not secured or funded. Trustees become eligible if, at the time of retirement, they have served on the Board for at least five years. Currently, Messrs. Ralph S. Saul,
William R. Spaulding, Bertram H. Witham, and David L. Yunich, all former non-interested Trustees, receive retirement benefits under the program.
On April 30, 1995 the Trustees and officers of each fund owned, in the aggregate, less than 1% of each fund's total outstanding shares.
MANAGEMENT CONTRACTS
Each fund employs FMR to furnish investment advisory and other services. Under its management contract with each fund, FMR acts as investment adviser and, subject to the supervision of the Board of Trustees, directs the investments of each fund in accordance with its investment objective, policies, and limitations. FMR also provides each fund with all necessary office facilities and personnel for servicing each fund's investments, compensates all officers of each fund and all Trustees who are "interested persons" of the trust or of FMR, and all personnel of each fund or FMR performing services relating to research, statistical, and investment activities.
In addition, FMR or its affiliates, subject to the supervision of the Board of Trustees, provide the management and administrative services necessary for the operation of each fund. These services include providing facilities for maintaining each fund's organization; supervising relations with custodians, transfer and pricing agents, accountants, underwriters, and other persons dealing with each fund; preparing all general shareholder communications and conducting shareholder relations; maintaining each fund's records and the registration of each fund's shares under federal and state laws; developing management and shareholder services for each fund;
and furnishing reports, evaluations, and analyses on a variety of subjects to the Trustees.
FMR is responsible for the payment of all expenses of each fund with certain exceptions. Specific expenses payable by FMR include, without limitation, expenses for the typesetting, printing, and mailing proxy materials to shareholders; legal expenses, and the fees of the custodian, auditor and non-interested Trustees; costs of typesetting, printing, and mailing prospectuses and statements of additional information, notices and reports to shareholders; each fund's proportionate share of insurance premiums and Investment Company Institute dues. FMR also provides for the transfer agent and dividend disbursing service and portfolio and general accounting record maintenance through FSC.
FMR pays all other expenses of each fund with the following exceptions:
fees and expenses of all Trustees of the trust who are not "interested persons" of the trust or of FMR (the non-interested Trustees); interest on borrowings; taxes; brokerage commissions (if any); and such non-recurring expenses as may arise, including costs of any litigation to which the fund may be a party, and any obligation it may have to indemnify the officers and Trustees with respect to litigation.
FMR is Spartan Short-Intermediate Government Fund's manager pursuant to a management contract dated November 19, 1992, which was approved by FMR, then sole shareholder of the fund on that date. FMR is Spartan Government Income Fund's manager pursuant to a management contract dated November 1, 1989, which was approved by the fund's shareholders on October 18, 1989.
The management fee paid to FMR is reduced by an amount equal to the fees and expenses of the non-interested Trustees.
For the services of FMR under each contract, each fund pays FMR a monthly management fee at the annual rate of .65% of average net assets throughout the month. Fees received by FMR, after reduction of fees and expenses of the non-interested Trustees, for the last three fiscal years are shown in the table below.
                              Fiscal Year Ended   Management Fees Paid to FMR

Spartan Short-Intermediate    1995                $ 366,621
Government

                              1994                $ 400,737

                              1993*               $ 56,101

Spartan Government Income     1995                $ 1,638,449

                              1994                $ 2,577,718

                              1993                $ 3,184,918

* From December 18, 1992 (commencement of operations).
FMR may, from time to time, voluntarily reimburse all or a portion of each fund's operating expenses (exclusive of interest, taxes, brokerage commissions, and extraordinary expenses). FMR retains the ability to be repaid for these expense reimbursements in the amount that expenses fall below the limit prior to the end of the fiscal year. Expense reimbursements by FMR will increase each fund's total returns and yield, and repayment of the reimbursement by each fund will lower its total returns and yield. During the fiscal periods reported, FMR voluntarily agreed to reimburse certain funds to the extent that the fund's aggregate operating expenses were in excess of an annual rate of its average net assets. The following table identifies the fund in reimbursement; the levels of and periods for such reimbursement; the amount of management fees incurred under each contract before reimbursement; and the dollar amount reimbursed by FMR, if any, for each period.
SPARTAN SHORT-INTERMEDIATE GOVERNMENT FUND
From                To                     Expense Limitation

May 1, 1995         --                     .20%

June 1, 1993        April 30, 1995         .10%

April 1, 1993       May 31, 1993           .05%

December 18, 1992   March 31, 1993         .00%

Fiscal Year         Management Fee         Amount of
                    Before Reimbursement   Reimbursement

1995                $ 366,621              $ 310,316

1994                $ 400,737              $ 341,347

1993*               $ 56,101               $ 54,145

* From December 18, 1992 (commencement of operations).
To defray shareholder service costs, FMR or its affiliates also collect each fund's $5.00 exchange fee, $5.00 account closeout fee, $5.00 fee for wire purchases and redemptions, and $2.00 checkwriting charge. Shareholder transaction fees and charges collected by FMR are indicated in the table below.

                                        Period Ended   Exchange    Account     Wire Fees   Checkwriting
                                        April 30       Fees        Closeout                Charges
                                                                   Fees

Spartan Short-Intermediate Government   1995           $ 2,065     $ 575       $ 105       $ 478

                                        1994           $ 3,010     $ 315       $ 155       $ 385

                                        1993           $ 235       $ 5         $ 70        $ 20

Spartan Government Income               1995           $ 6,944     $ 1,755     $ 405       $ 376

                                        1994           $ 25,365    $ 1,800     $ 635       $ 339

                                        1993           $ 33,475    $ 1,635     $ 1,905     $ 32


DISTRIBUTION AND SERVICE PLANS
The Trustees have approved Distribution and Service Plans (the Plans) pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the Rule). The Rule provides in substance that a mutual fund may not engage directly or indirectly in financing any activity that is primarily intended to result in the sale of shares of a fund except pursuant to a plan approved on behalf of the fund under the Rule. The Plans, as approved by the Trustees, allow the funds and FMR to incur certain expenses that might be considered to constitute indirect payment by the funds of distribution expenses.
Under each Plan, if the payment of management fees by the funds to FMR is deemed to be indirect financing by the funds of the distribution of their shares, such payment is authorized by the Plans. Each plan also specifically recognizes that FMR, either directly or through FDC, may use its management fee revenue, past profits, or other resources, without limitation, to pay promotional and administrative expenses in connection with the offer and sale of shares of the fund. In addition, each Plan provides that FMR may use its resources, including its management fee revenues, to make payments to third parties that assist in selling shares of the fund, or to third parties, including banks, that render shareholder support services.
The Trustees have not authorized such payments to date.
Prior to approving each Plan, the Trustees carefully considered all pertinent factors relating to the implementation of each Plan and have determined that there is a reasonable likelihood that the plan will benefit each fund and its shareholders. In particular, the Trustees noted that each Plan does not authorize payments by each fund other than those made to FMR under its management contract with the fund. To the extent that each plan gives FMR and FDC greater flexibility in connection with the distribution of shares of each fund, additional sales of fund shares may result. Furthermore, certain shareholder support services may be provided more effectively under the Plans by local entities with whom shareholders have other relationships.
The Plan was approved by FMR as the then sole shareholder of Spartan Short-Intermediate Government on November 19, 1992. Spartan Government Income's Plan was approved by shareholders on October 18, 1989.
The Glass-Steagall Act generally prohibits federally and state chartered or supervised banks from engaging in the business of underwriting, selling, or distributing securities. Although the scope of this prohibition under the Glass-Steagall Act has not been clearly defined by the courts or appropriate regulatory agencies, FDC believes that the Glass-Steagall Act should not preclude a bank from performing shareholder support services, or servicing and recordkeeping functions. FDC intends to engage banks only to perform such functions. However, changes in federal or state statutes and regulations pertaining to the permissible activities of banks and their affiliates or subsidiaries, as well as further judicial or administrative decisions or interpretations, could prevent a bank from continuing to perform all or a part of the contemplated services. If a bank were prohibited from so acting, the Trustees would consider what actions, if any, would be necessary to continue to provide efficient and effective shareholder services. In such event, changes in the operation of the funds might occur, including possible termination of any automatic investment or redemption or other services then provided by the bank. It is not expected that shareholders would suffer any adverse financial consequences as a result of any of these occurrences. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein, and banks and financial institutions may be required to register as dealers pursuant to state law.
Each fund may execute portfolio transactions with, and purchase securities issued by, depository institutions that receive payments under the Plans. No preference for the instruments of such depository institutions will be shown in the selection of investments.
CONTRACTS WITH FMR AFFILIATES
FSC performs transfer agency, dividend disbursing, and shareholder servicing functions for the funds. The costs of these services are borne by FMR pursuant to its management contract with each fund. Under this arrangement, FSC receives annual account fees and asset-based fees for each retail account and certain institutional accounts based on account size. In addition, the fees for retail accounts are subject to increase based on postal rate changes. With respect to certain institutional retirement accounts, FSC receives asset-based fees only. FSC also collects small account fees from certain accounts with balances of less than $2,500. FSC also calculates each fund's net asset value per share and dividends, and maintains each fund's general accounting records. Under this arrangement, FSC receives a fee based on each fund's average net assets. The costs of these services are also borne by FMR pursuant to its management contract with each fund.
Each fund has a distribution agreement with FDC, a Massachusetts corporation organized on July 18, 1960. FDC is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The distribution agreement calls for FDC to use all reasonable efforts, consistent with its other business, to secure purchasers for shares of each fund, which are continuously offered at net asset value. Promotional and administrative expenses in connection with the offer and sale of shares are paid by FMR. DESCRIPTION OF THE TRUST
TRUST ORGANIZATION. Spartan Short-Intermediate Government Fund and Spartan Government Income Fund are funds of Fidelity Fixed-Income Trust, an open-end management investment company originally organized as a Massachusetts business corporation on June 25, 1970. On September 5, 1984, the trust was reorganized as a Massachusetts business trust, at which time its name was changed from Fidelity Corporate Bond Fund, Inc. to Fidelity Corporate Bond Fund. On October 23, 1985 the trust's name was changed to Fidelity Flexible Bond Fund, and on August 31, 1986 it was changed to Fidelity Fixed-Income Trust. Currently, there are five funds of the trust:
Fidelity Investment Grade Bond Fund, Fidelity Short-Term Bond Portfolio, Spartan Short-Intermediate Government Fund, Spartan Government Income Fund, and Spartan High Income Fund. The Declaration of Trust permits the Trustees to create additional funds.
In the event that FMR ceases to be the investment adviser to the trust or a fund, the right of the trust or fund to use the identifying names "Fidelity" and "Spartan" may be withdrawn. There is a remote possibility that one fund might become liable for any misstatement in its prospectus or statement of additional information about another fund.
The assets of the trust received for the issue or sale of shares of each fund and all income, earnings, profits, and proceeds thereof, subject only to the rights of creditors, are especially allocated to such fund, and constitute the underlying assets of such fund. The underlying assets of each fund are segregated on the books of account, and are to be charged with the liabilities with respect to such fund and with a share of the general expenses of the trust. Expenses with respect to the trust are to be allocated in proportion to the asset value of the respective funds, except where allocations of direct expense can otherwise be fairly made. The officers of the trust, subject to the general supervision of the Board of Trustees, have the power to determine which expenses are allocable to a given fund, or which are general or allocable to all of the funds. In the event of the dissolution or liquidation of the trust, shareholders of each fund are entitled to receive as a class the underlying assets of such fund available for distribution.
SHAREHOLDER AND TRUSTEE LIABILITY. The trust is an entity of the type commonly known as "Massachusetts business trust." Under Massachusetts law, shareholders of such a trust may, under certain circumstances, be held personally liable for the obligations of the trust. The Declaration of Trust provides that the trust shall not have any claim against shareholders except for the payment of the purchase price of shares and requires that each agreement, obligation, or instrument entered into or executed by the trust or the Trustees shall include a provision limiting the obligations created thereby to the trust and its assets. The Declaration of Trust provides for indemnification out of each fund's property of any shareholders held personally liable for the obligations of the fund. The Declaration of Trust also provides that each fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the fund and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the fund itself would be unable to meet its obligations. FMR believes that, in view of the above, the risk of personal liability to shareholders is remote.
The Declaration of Trust further provides that the Trustees, if they have exercised reasonable care, will not be liable for any neglect or wrongdoing, but nothing in the Declaration of Trust protects Trustees against any liability to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office.
VOTING RIGHTS. Each fund's capital consists of shares of beneficial interest. As a shareholder, you receive one vote for each dollar value of net asset value you own. The shares have no preemptive or conversion rights; the voting and dividend rights, the right of redemption, and the privilege of exchange are described in the Prospectus. Shares are fully paid and nonassessable, except as set forth under the heading "Shareholder and Trustee Liability" above. Shareholders representing 10% or more of the trust or a fund may, as set forth in the Declaration of Trust, call meetings of the trust or a fund for any purpose related to the trust or fund, as the case may be, including, in the case of a meeting of the entire trust, the purpose of voting on removal of one or more Trustees. The trust or any fund may be terminated upon the sale of its assets to another open-end management investment company, or upon liquidation and distribution of its assets, if approved by vote of the holders of a majority of the trust or the fund, as determined by the current value of each shareholder's investment in the fund or trust. If not so terminated, the trust and the funds will continue indefinitely.
CUSTODIAN. The Bank of New York, 110 Washington Street, New York, New York, is custodian of the assets of each fund. The custodian is responsible for the safekeeping of each fund's assets and the appointment of the sub-custodian banks and clearing agencies. The custodian takes no part in determining the investment policies of a fund or in deciding which securities are purchased or sold by a fund. However, a fund may invest in obligations of the custodian and may purchase securities from or sell securities to the custodian. Morgan Guaranty Trust Company of New York and Chemical Bank, each headquartered in New York, also may serve as a special purpose custodian of certain assets in connection with pooled repurchase agreement transactions.
FMR, its officers and directors, its affiliated companies, and the trust's Trustees may, from time to time, conduct transactions with various banks, including banks serving as custodians for certain funds advised by FMR. Transactions that have occurred to date include mortgages and personal and general business loans. In the judgment of FMR, the terms and conditions of those transactions were not influenced by existing or potential custodial or other fund relationships.
AUDITOR. Coopers and Lybrand L.L.P., One Post Office Square, Boston, Massachusetts, serves as the trust's independent accountant. The auditor examines financial statements for the funds and provides other audit, tax, and related services.
LITIGATION. On October 27, 1994 a complaint was filed in the Court of Common Pleas of Philadelphia County against the trust, FMR, Fidelity Distributors Corporation, and FMR Corp. The complaint was filed by a former shareholder of the fund and seeks to have the case certified as a class action on behalf of specified groups of shareholders of the fund. The complaint alleges that, in violation of a Pennsylvania consumer protection statute and federal securities laws, the fund's Registration Statements contained misleading statements regarding the dollar-weighted average maturity of the fund's portfolio. The complaint seeks recision and unspecified monetary damages and attorney's fees, and such other relief as the Court may grant. The defendants deny the allegations in the complaint and intend to defend this action vigorously.
On April 12, 1995 the Court of Common Pleas dismissed the complaint on the ground that the state court was inconvenient for litigation of the former shareholder's claims. On April 21, 1995 the former shareholder filed a substantially identical complaint in the United States District Court in Philadelphia.
FINANCIAL STATEMENTS
Each fund's financial statements and financial highlights for the fiscal year ended April 30, 1995 are included in each fund's Annual Report, which are separate reports supplied with this Statement of Additional Information. Each fund's financial statements and financial highlights are incorporated herein by reference.
APPENDIX
DOLLAR-WEIGHTED AVERAGE MATURITY is derived by multiplying the value of each investment by the number of years remaining to its maturity, adding these calculations, and then dividing the total by the value of the fund's portfolio. An obligation's maturity is typically determined on a stated final maturity basis, although there are some exceptions to this rule.
For example, if it is probable that the issuer of an instrument will take advantage of a maturity-shortening device, such as a call, refunding, or redemption provision, the date on which the instrument will probably be called, refunded, or redeemed may be considered to be its maturity date. Also, the maturities of mortgage-backed securities and some asset-backed securities, such as collateralized mortgage obligations, are determined on a weighted average life basis, which is the average time for principal to be repaid. For a mortgage security, this average time is calculated by estimating the timing of principal payments, including unscheduled prepayments, during the life of the mortgage. The weighted average life of these securities is likely to be substantially shorter than their stated final maturity.

SUPPLEMENT TO THE
SPARTAN(registered trademark) LONG-TERM
GOVERNMENT BOND FUND
PROSPECTUS
DATED MARCH 22, 1995
The following information
replaces the similar
information found in the
Charter section beginning on
page 8.
Robert Ives is manager of
Spartan Long-Term
Government, which he has
managed since October
1995. Mr. Ives also manages
Government Securities,
Spartan Government
Income, Advisor Government
Investment, and Advisor
Annuity Government
Investment. Previously, he
managed Ginnie Mae,
Spartan Ginnie Mae, and
Mortgage Securities. Mr. Ives
joined Fidelity in 1991, after
receiving an M.B.A. from the
University of Chicago.
Previously, Mr. Ives was a
consultant to the U.S. Air
Force for MITRE Corp.
PROPOSED REORGANIZATION.
The Board of Trustees of
Spartan Long-Term
Government Bond Fund has
unanimously approved an
Agreement and Plan of
Reorganization
("Agreement") between
Spartan Long-Term
Government Bond Fund
(Long-Term Government)
and Spartan Government
Income Fund (Government
Income), a fund of Fidelity
Fixed-Income Trust.
The Agreement provides for
transfer of substantially all of
the assets and the
assumption of all of the
liabilities of Long-Term
Government solely in
exchange for the number of
shares of Government
Income equal in value to the
relative net asset value of the
outstanding shares of
Long-Term Government.
Following such exchange,
Long-Term Government will
distribute the Government
Income shares to its
shareholders pro rata, in
liquidation of Long-Term
Government as provided in
the Agreement (the
transactions contemplated by
the Agreement referred to as
the "Reorganization").
The Reorganization can be
consummated only if, among
other things, it is approved by
a majority vote of
shareholders. A Special
Meeting (the "Meeting") of
the Shareholders of
Long-Term Government will
be held on May 7, 1996, and
approval of the Agreement
will be voted on at that time.
In connection with the
Meeting, Long-Term
Government will be filing with
the Securities and Exchange
Commission and delivering to
its shareholders of record a
Proxy Statement describing
the Reorganization and a
Prospectus for Government
Income.


SUPPLEMENT TO THE
SPARTAN(registered trademark) LONG-TERM
GOVERNMENT BOND FUND
PROSPECTUS
DATED MARCH 22, 1995
The following information
replaces the similar
information found in the
Charter section beginning on
page 8.
Robert Ives is manager of
Spartan Long-Term
Government, which he has
managed since October
1995. Mr. Ives also manages
Government Securities,
Spartan Government
Income, Advisor Government
Investment, and Advisor
Annuity Government
Investment. Previously, he
managed Ginnie Mae,
Spartan Ginnie Mae, and
Mortgage Securities. Mr. Ives
joined Fidelity in 1991, after
receiving an M.B.A. from the
University of Chicago.
Previously, Mr. Ives was a
consultant to the U.S. Air
Force for MITRE Corp.
PROPOSED REORGANIZATION.
The Board of Trustees of
Spartan Long-Term
Government Bond Fund has
unanimously approved an
Agreement and Plan of
Reorganization
("Agreement") between
Spartan Long-Term
Government Bond Fund
(Long-Term Government)
and Spartan Government
Income Fund (Government
Income), a fund of Fidelity
Fixed-Income Trust.
The Agreement provides for
transfer of substantially all of
the assets and the
assumption of all of the
liabilities of Long-Term
Government solely in
exchange for the number of
shares of Government
Income equal in value to the
relative net asset value of the
outstanding shares of
Long-Term Government.
Following such exchange,
Long-Term Government will
distribute the Government
Income shares to its
shareholders pro rata, in
liquidation of Long-Term
Government as provided in
the Agreement (the
transactions contemplated by
the Agreement referred to as
the "Reorganization").
The Reorganization can be
consummated only if, among
other things, it is approved by
a majority vote of
shareholders. A Special
Meeting (the "Meeting") of
the Shareholders of
Long-Term Government will
be held on May 7, 1996, and
approval of the Agreement
will be voted on at that time.
In connection with the
Meeting, Long-Term
Government will be filing with
the Securities and Exchange
Commission and delivering to
its shareholders of record a
Proxy Statement describing
the Reorganization and a
Prospectus for Government
Income.


LTG-95-3 (PAGE 1 OF 2) November 17, 1995
LTG-95-3 (PAGE 1 OF 2) November 17, 1995

   If the Agreement is approved
at the Meeting and certain
conditions required by the
Agreement are satisfied, the
Reorganization is expected
to become effective on or
about May 31, 1996. If
shareholder approval of the
Agreement is delayed due to
failure to meet a quorum or
otherwise, the
Reorganization will become
effective, if approved, as
soon as practicable
thereafter.
In the event Long-Term
Government shareholders fail
to approve the Agreement,
Long-Term Government will
continue to engage in
business as a registered
investment company and the
Board of Trustees will
consider other proposals for
the reorganization or
liquidation of Long-Term
Government.
Effective on or about January
16, 1996, except for
investors participating in an
employer-sponsored
retirement plan record-kept
by an affiliate of FMR which
offered the fund prior to that
date, Long-Term Government
will no longer be available for
new accounts pending the
Reorganization.

If the Agreement is approved
at the Meeting and certain
conditions required by the
Agreement are satisfied, the
Reorganization is expected to
become effective on or about
May 31, 1996. If shareholder
approval of the Agreement is
delayed due to failure to
meet a quorum or otherwise,
the Reorganization will
become effective, if
approved, as soon as
practicable thereafter.
In the event Long-Term
Government shareholders fail
to approve the Agreement,
Long-Term Government will
continue to engage in
business as a registered
investment company and the
Board of Trustees will
consider other proposals for
the reorganization or
liquidation of Long-Term
Government.
Effective on or about January
16, 1996, except for investors
participating in an
employer-sponsored
retirement plan record-kept
by an affiliate of FMR which
offered the fund prior to that
date, Long-Term Government
will no longer be available for
new accounts pending the
Reorganization.

 (PAGE 2 OF 2)
 (PAGE 2 OF 2)
Please read this prospectus before investing, and keep it on file for future reference. It contains important information, including how the fund invests and the services available to shareholders.
SPARTAN(REGISTERED TRADEMARK)
LONG-TERM
GOVERNMENT
BOND
FUND

To learn more about the fund and its investments, you can obtain a copy of the fund's most recent financial report and portfolio listing, or a copy of the Statement of Additional Information (SAI) dated March 22, 1995. The SAI has been filed with the Securities and Exchange Commission (SEC) and is incorporated herein by reference (legally forms a part of the prospectus). For a free copy of either document, call Fidelity at 1-800-544-8888.
Mutual fund shares are not deposits or obligations of, or guaranteed by, any depository institution. Shares are not insured by the FDIC, the Federal Reserve Board, or any other agency, and are subject to investment risk, including the possible loss of principal.

LIKE ALL MUTUAL
FUNDS, THESE
SECURITIES HAVE NOT
BEEN APPROVED OR
DISAPPROVED BY THE
SECURITIES AND
EXCHANGE
COMMISSION OR ANY
STATE SECURITIES
COMMISSION, NOR HAS
THE SECURITIES AND
EXCHANGE
COMMISSION OR ANY
STATE SECURITIES
COMMISSION PASSED
UPON THE ACCURACY
OR ADEQUACY OF THIS
PROSPECTUS. ANY
REPRESENTATION TO
THE CONTRARY IS A
CRIMINAL OFFENSE.
LTG-pro-395
Spartan Long-Term Government Bond seeks income and growth of capital by investing mainly in long-term U.S. government securities.
PROSPECTUS
MARCH 22, 1995(FIDELITY_LOGO_GRAPHIC) 82 DEVONSHIRE STREET, BOSTON, MA
02109
CONTENTS


KEY FACTS                  THE FUND AT A GLANCE

                           WHO MAY WANT TO INVEST

                           EXPENSES The fund's yearly
                           operating expenses.

                           FINANCIAL HIGHLIGHTS A summary
                           of the fund's financial data.

                           PERFORMANCE How the fund has
                           done over time.

THE FUND IN DETAIL         CHARTER How the fund is
                           organized.

                           INVESTMENT PRINCIPLES AND RISKS
                           The fund's overall approach to
                           investing.

                           BREAKDOWN OF EXPENSES How
                           operating costs are calculated and
                           what they include.

YOUR ACCOUNT               DOING BUSINESS WITH FIDELITY

                           TYPES OF ACCOUNTS Different
                           ways to set up your account,
                           including tax-sheltered retirement
                           plans.

                           HOW TO BUY SHARES Opening an
                           account and making additional
                           investments.

                           HOW TO SELL SHARES Taking money
                           out and closing your account.

                           INVESTOR SERVICES Services to
                           help you manage your account.

SHAREHOLDER AND            DIVIDENDS, CAPITAL GAINS,
ACCOUNT POLICIES           AND TAXES

                           TRANSACTION DETAILS Share price
                           calculations and the timing of
                           purchases and redemptions.

                           EXCHANGE RESTRICTIONS

   KEY FACTS


THE FUND AT A GLANCE
GOAL: Income and growth of capital. As with any mutual fund, there is no assurance that the fund will achieve its goal.
STRATEGY: Invests mainly in securities issued and guaranteed by the U.S. government or its agencies while maintaining an average maturity of at least ten years.
MANAGEMENT: Fidelity Management & Research Company (FMR) is the management arm of Fidelity Investments, which was established in 1946 and is now America's largest mutual fund manager.
SIZE: As of January 31, 1995, the fund had over $77 million in assets.
WHO MAY WANT TO INVEST
This non-diversified fund may be appropriate for investors who want to participate in the income and growth potential of the long-term U.S. government bond market. The fund is not designed for those who are looking for income and stability of principal, since it pursues growth as well as income from a portfolio of U.S. government bonds and other domestic and foreign high-quality debt instruments. The fund pays quarterly rather than monthly dividends.
The value of the fund's investments and the income they generate will vary from day to day, and generally reflect interest rates, market conditions, and other economic and political news. When you sell your shares, they may be worth more or less than what you paid for them. By itself, the fund does not constitute a balanced investment plan.
The Spartan family of funds is designed for cost-conscious investors looking for higher yields through lower costs. The Spartan Approach(registered trademark) requires investors to make high minimum investments and, in some cases, to pay for individual transactions.

THE SPECTRUM OF
FIDELITY FUNDS
Broad categories of Fidelity
funds are presented here in
order of ascending risk.
Generally, investors seeking
to maximize return must
assume greater risk. Spartan
Long-Term Government Bond
is in the INCOME category.
(solid bullet) MONEY MARKET Seeks
income and stability by
investing in high-quality,
short-term investments.
(right arrow) INCOME Seeks income by
investing in bonds.
(solid bullet) GROWTH AND INCOME
Seeks long-term growth and
income by investing in stocks
and bonds.
(solid bullet) GROWTH Seeks long-term
growth by investing mainly in
stocks.
(checkmark)
EXPENSES
SHAREHOLDER TRANSACTION EXPENSES are charges you pay when you buy, sell, or hold shares of a fund. See page for more information.
Maximum sales charge on purchases and
reinvested distributions None
Deferred sales charge on redemptions None
Exchange and wire transaction fees $5.00
Checkwriting fee, per check written $2.00
Account closeout fee $5.00
Annual account maintenance fee
(for accounts under $2,500) $12.00
THESE FEES ARE WAIVED if your account balance at the time of the transaction is $50,000 or more.
ANNUAL FUND OPERATING EXPENSES are paid out of the fund's assets. The fund pays a management fee to FMR. Expenses are factored into the fund's share price or dividends and are not charged directly to shareholder accounts (see page ).
The following are projections based on historical expenses, and are calculated as a percentage of average net assets.
Management fee                  .65%

12b-1 fee                       None

Other expenses                  .00%

Total fund operating expenses   .65%

EXAMPLES: Let's say, hypothetically, that the fund's annual return is 5% and that its operating expenses are exactly as just described. For every $1,000 you invested, here's how much you would pay in total expenses after the number of years indicated, first assuming that you leave your account open, and then assuming that you close your account at the end of the period:
      Account    Account
      open       closed

After 1 year     $ 7          $ 12

After 3 years    $ 21         $ 26

After 5 years    $ 36         $ 41

After 10 years   $ 81         $ 86

These examples illustrate the effect of expenses, but are not meant to suggest actual or expected costs or returns, all of which may vary.








UNDERSTANDING
EXPENSES
Operating a mutual fund
involves a variety of
expenses for portfolio
management, shareholder
statements, tax reporting, and
other services. These costs
are paid from the fund's
assets; their effect is already
factored into any quoted
share price or return.
(checkmark)
FINANCIAL HIGHLIGHTS
The table that follows is included in the fund's Annual Report and has been audited by Coopers & Lybrand L.L.P., independent accountants. Their report on the financial statements and financial highlights is included in the Annual Report. The financial statements and financial highlights are incorporated by reference into (are legally a part of) the fund's Statement of Additional Information.
SELECTED PER-SHARE DATA

1.Year ended January 31                   1991D      1992       1993       1994       1995

2.Net asset value, beginning of period    $ 10.000   $ 11.040   $ 11.600   $ 12.130   $ 12.740

3.Income from Investment Operations        .144       .776       .847       .847       .513
 Net investment income

4. Net realized and unrealized gain        .996       .604       .703       1.123      (2.093)
(loss)
 on investments

5. Total from investment operations        1.140      1.380      1.550      1.970      (1.580)

6.Less Distributions                       (.100)     (.740)     (.840)     (.840)     (.530)
 From net investment income                                                           C

7. From net realized gain on               --         (.080)     (.180)     (.520)     (.100)
investments                                                                           C

8. Total distributions                     (.100)     (.820)     (1.020)    (1.360)    (.630)

9.Net asset value, end of period          $ 11.040   $ 11.600   $ 12.130   $ 12.740   $ 10.530

10.Total return B                          11.41%     12.98      13.95      16.79      (12.44)
                                                     %          %          %

11.RATIOS AND SUPPLEMENTAL DATA

12.Net assets, end of period (000         $ 33,833   $ 62,992   $ 83,009   $ 67,304   $ 77,481
omitted)

13.Ratio of expenses to average net        .65%       .65        .65        .65        .65
assets                                    A          %          %          %          %

14.Ratio of net investment income to       7.26%      7.30       7.35       6.41       5.95
average net assets                        A          %          %          %          %

15.Portfolio turnover rate                 256%       335        135        153        422
                                          A          %          %          %          %


A ANNUALIZED
B TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF
LESS THAN ONE YEAR ARE NOT ANNUALIZED.
C THE AMOUNTS SHOWN REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO
TAX DIFFERENCES.
D FROM COMMENCEMENT OF OPERATIONS (SEPTEMBER 28, 1990) TO JANUARY 31, 1991
PERFORMANCE
Bond fund performance can be measured as TOTAL RETURN or YIELD. The total returns that follow are based on historical fund results and do not reflect the effect of taxes or any transaction fees you may have paid. The figures would be lower if fees were taken into account.
The fund's fiscal year runs from February 1 through January 31. The tables below show the fund's performance over past fiscal years compared to a measure of inflation.
AVERAGE ANNUAL TOTAL RETURNS
Fiscal periods           Past    Life
ended                    1       of
January 31, 1995         year    fund
                                 A

Spartan            -12.4    9.21
Long-Term         4%       %
Government
Bond

Consumer         2.80    2.91
Price           %       %
Index

CUMULATIVE TOTAL RETURNS
Fiscal periods           Past    Life
ended                    1       of
January 31, 1995         year    fund
                                 A

Spartan            -12.4    46.68
Long-Term         4%       %
Government
Bond

Consumer         2.80    13.26
Price           %       %
Index

A FROM SEPTEMBER 28, 1990

UNDERSTANDING
PERFORMANCE
Because this fund invests in
fixed-income securities, its
performance is related to
changes in interest rates.
Funds that hold short-term
bonds are usually less
affected by changes in
interest rates than long-term
bond funds. For that reason,
long-term bond funds typically
offer higher yields and carry
more risk than short-term
bond funds.
(checkmark)
EXPLANATION OF TERMS
TOTAL RETURN is the change in value of an investment in the fund over a given period, assuming reinvestment of any dividends and capital gains. A
CUMULATIVE TOTAL RETURN reflects actual performance over a stated period of time. An AVERAGE ANNUAL TOTAL RETURN is a hypothetical rate of return that, if achieved annually, would have produced the same cumulative total return if performance had been constant over the entire period. Average annual total returns smooth out variations in performance; they are not the same as actual year-by-year results.
YIELD refers to the income generated by an investment in the fund over a given period of time, expressed as an annual percentage rate. Yields are calculated according to a standard that is required for all stock and bond funds. Because this differs from other accounting methods, the quoted yield may not equal the income actually paid to shareholders.
THE CONSUMER PRICE INDEX is a widely recognized measure of inflation calculated by the U.S. government.
The fund's recent strategies, performance, and holdings are detailed twice a year in financial reports, which are sent to all shareholders. For current performance or a free annual report, call 1-800-544-8888.
TOTAL RETURNS AND YIELDS ARE BASED ON PAST RESULTS AND ARE NOT AN
INDICATION OF FUTURE PERFORMANCE.
   THE FUND IN DETAIL


CHARTER
SPARTAN LONG-TERM GOVERNMENT BOND IS A MUTUAL FUND: an investment that pools shareholders' money and invests it toward a specified goal. In technical terms, the fund is currently a non-diversified fund of Fidelity
Devonshire Trust, an open-end management investment company organized as a Massachusetts business trust on May 31, 1985.
THE FUND IS GOVERNED BY A BOARD OF TRUSTEES, which is responsible for protecting the interests of shareholders. The trustees are experienced executives who meet throughout the year to oversee the fund's activities, review contractual arrangements with companies that provide services to the fund, and review performance. The majority of trustees are not otherwise affiliated with Fidelity.
THE FUND MAY HOLD SPECIAL MEETINGS AND MAIL PROXY MATERIALS. These meetings may be called to elect or remove trustees, change fundamental policies, approve a management contract, or for other purposes. Shareholders not attending these meetings are encouraged to vote by proxy. Fidelity will mail proxy materials in advance, including a voting card and information about the proposals to be voted on. The number of votes you are entitled to is based upon the dollar value of your investment.
FMR AND ITS AFFILIATES
The fund is managed by FMR, which chooses the fund's investments and handles its business affairs.
Curtis Hollingsworth is manager and vice president of Spartan Long-Term
Government Bond, which he has managed since October 1993. Mr. Hollingsworth also manages Short-Intermediate Government, Institutional
Short-Intermediate Government, Spartan Limited Maturity Government, and
Spartan Short-Intermediate Government. Previously, he managed Government
Securities and Advisor Government Investment. Mr. Hollingsworth joined
Fidelity in 1983.
Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that establishes procedures for personal investing and restricts certain transactions.
Fidelity Distributors Corporation (FDC) distributes and markets Fidelity's funds and services. Fidelity Service Co. (FSC) performs transfer agent servicing functions for the fund.
FMR Corp. is the parent company of FMR. Through ownership of voting common stock, members of the Edward C. Johnson 3d family form a controlling group with respect to FMR Corp. Changes may occur in the Johnson family group, through death or disability, which would result in changes in each individual family member's holding of stock. Such changes could result in one or more family members becoming holders of over 25% of the stock. FMR
Corp. has received an opinion of counsel that changes in the composition of the Johnson family group under these circumstances would not result in the termination of the fund's management or distribution contracts and, accordingly, would not require a shareholder vote to continue operation under those contracts.
To carry out the fund's transactions, FMR may use its broker-dealer affiliates and other firms that sell fund shares, provided that the fund receives services and commission rates comparable to those of other broker-dealers.
INVESTMENT PRINCIPLES AND RISKS
THE FUND SEEKS INCOME AND GROWTH OF CAPITAL by investing primarily in U.S.
government securities. FMR normally invests at least 65% of the fund's total assets in U.S. government securities and repurchase agreements secured by U.S. government securities. The fund generally invests in longer-term bonds and normally maintains a dollar-weighted average maturity of 10 years or longer.
Most bond funds seek income, but this fund pursues both income and growth of capital. FMR expects that growth opportunities will come mainly from decreases in interest rates. As interest rates decline, bond prices increase. The fund actively adjusts its exposure to interest rates using a variety of techniques. The fund may also invest in futures contracts and other derivatives to adjust its investment exposure.
Although the fund focuses on U.S. government securities, it may also pursue growth by investing in other types of securities. For example, the fund may pursue growth by investing in securities issued by foreign governments or corporations, which carry more risk than U.S. government securities.
The fund's yield and share price change daily and are based on changes in interest rates, market conditions, other economic and political news, and on the quality and maturity of its investments. In general, bond prices rise when interest rates fall, and vice versa. This effect is usually more pronounced for longer-term securities. FMR may use various investment techniques to hedge the fund's risks, but there is no guarantee that these strategies will work as intended. When you sell your shares, they may be worth more or less than what you paid for them. It is important to note that neither the fund nor its yield are guaranteed by the U.S. government.
FMR normally invests the fund's assets according to its investment strategy. The fund also reserves the right to invest without limitation in investment-grade money market or short-term debt instruments for temporary, defensive purposes.
SECURITIES AND INVESTMENT PRACTICES
The following pages contain more detailed information about types of instruments in which the fund may invest, and strategies FMR may employ in pursuit of the fund's investment objective. A summary of risks and restrictions associated with these instrument types and investment practices is included as well. A complete listing of the fund's policies and limitations and more detailed information about the fund's investments is contained in the fund's SAI. Policies and limitations are considered at the time of purchase; the sale of instruments is not required in the event of a subsequent change in circumstances.
FMR may not buy all of these instruments or use all of these techniques to the full extent permitted unless it believes that doing so will help the fund achieve its goal. Current holdings and recent investment strategies are described in the fund's financial reports which are sent to shareholders twice a year. For a free SAI or financial report, call
1-800-544-8888.
DEBT SECURITIES. Bonds and other debt instruments are used by issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest, and must repay the amount borrowed at maturity.
Some debt securities, such as zero coupon bonds, do not pay current interest, but are purchased at a discount from their face values. In general, bond prices rise when interest rates fall, and vice versa. Debt securities, loans, and other direct debt have varying degrees of quality and varying levels of sensitivity to changes in interest rates. Longer-term bonds are generally more sensitive to interest rate changes than short-term bonds.
RESTRICTIONS: Purchase of a debt security is consistent with the fund's debt quality policy if it is rated at or above the stated level by Moody's or rated in the equivalent categories by any other nationally recognized rating service, or is unrated but judged to be of equivalent quality by FMR. The fund currently intends to limit its investments in debt securities to those of A-quality or above.
U.S. GOVERNMENT SECURITIES are high-quality debt securities issued or guaranteed by the U.S. Treasury or by an agency or instrumentality of the U.S. government. Not all U.S. government securities are backed by the full faith and credit of the United States. For example, securities issued by the Federal Farm Credit Bank or by the Federal National Mortgage
Association are supported by the instrumentality's right to borrow money from the U.S. Treasury under certain circumstances. However, securities issued by the Financing Corporation are supported only by the credit of the entity that issued them.
EXPOSURE TO FOREIGN MARKETS. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations may involve additional risks and considerations. These include risks relating to political or economic conditions in the foreign country, fluctuations in foreign currencies, withholding or other taxes, operational risks, increased regulatory burdens, and the potentially less stringent investor protection and disclosure standards of foreign markets. Additionally, governmental issuers of foreign securities may be unwilling to repay principal and interest when due, and may require that the conditions for payment be renegotiated. All of these factors can make foreign investments, especially those in developing countries, more volatile.
ASSET-BACKED AND MORTGAGE SECURITIES include interests in pools of lower-rated debt securities, or consumer loans or mortgages, or complex instruments such as collateralized mortgage obligations and stripped mortgage-backed securities. The value of these securities may be significantly affected by changes in interest rates, the market's perception of the issuers, and the creditworthiness of the parties involved. Some securities may have a structure that makes their reaction to interest rates and other factors difficult to predict, making their value highly volatile. These securities may also be subject to prepayment risk.
STRIPPED SECURITIES are the separate income or principal components of a debt security. Their risks are similar to those of other debt securities, although they may be more volatile and the value of certain types of stripped securities may move in the same direction as interest rates.
ADJUSTING INVESTMENT EXPOSURE. The fund can use various techniques to increase or decrease its exposure to changing security prices, interest rates, currency exchange rates, commodity prices, or other factors that affect security values. These techniques may involve derivative transactions such as buying and selling options and futures contracts, entering into currency exchange contracts or swap agreements, and purchasing indexed securities.
FMR can use these practices to adjust the risk and return characteristics of the fund's portfolio of investments. If FMR judges market conditions incorrectly or employs a strategy that does not correlate well with the fund's investments, these techniques could result in a loss, regardless of whether the intent was to reduce risk or increase return. These techniques may increase the volatility of the fund and may involve a small investment of cash relative to the magnitude of the risk assumed. In addition, these techniques could result in a loss if the counterparty to the transaction does not perform as promised.
WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS are trading practices in which payment and delivery for the securities take place at a future date.
The market value of a security could change during this period, which could affect the fund's yield.
REPURCHASE AGREEMENTS. In a repurchase agreement, the fund buys a security at one price and simultaneously agrees to sell it back at a higher price.
Delays or losses could result if the other party to the agreement defaults or becomes insolvent.
ILLIQUID AND RESTRICTED SECURITIES. Some investments may be determined by FMR, under the supervision of the Board of Trustees, to be illiquid, which means that they may be difficult to sell promptly at an acceptable price.
The sale of some illiquid securities and some other securities may be subject to legal restrictions. Difficulty in selling securities may result in a loss or may be costly to the fund.
RESTRICTIONS: The fund may not purchase a security if, as a result, more than 10% of its assets would be invested in illiquid securities.
DIVERSIFICATION. Diversifying a fund's investment portfolio can reduce the risks of investing. This may include limiting the amount of money invested in any one issuer or, on a broader scale, in any one industry. A fund that is not diversified may be more sensitive to changes in the market value of a single issuer or industry.
RESTRICTIONS: The fund is considered non-diversified. Generally, to meet federal tax requirements at the close of each quarter, the fund does not invest more than 25% of its total assets in any one issuer and, with respect to 50% of total assets, does not invest more than 5% of its total assets in any one issuer. The fund may not invest more than 25% of its total assets in any one industry. These limitations do not apply to U.S.
government securities.
BORROWING. The fund may borrow from banks or from other funds advised by FMR, or through reverse repurchase agreements. If the fund borrows money, its share price may be subject to greater fluctuation until the borrowing is paid off. If the fund makes additional investments while borrowings are outstanding, this may be considered a form of leverage.
RESTRICTIONS: The fund may borrow only for temporary or emergency purposes, but not in an amount exceeding 33% of its total assets.
LENDING. Lending securities to broker-dealers and institutions, including
FBSI, an affiliate of FMR, is a means of earning income. This practice could result in a loss or a delay in recovering the fund's securities. The fund may also lend money to other funds advised by FMR.
RESTRICTIONS: Loans, in the aggregate, may not exceed 33% of the fund's total assets.
FUNDAMENTAL INVESTMENT POLICIES AND RESTRICTIONS
Some of the policies and restrictions discussed on the preceding pages are fundamental, that is, subject to change only by shareholder approval. The following paragraph restates all those that are fundamental. All policies stated throughout this prospectus, other than those identified in the following paragraph, can be changed without shareholder approval.
The fund seeks income and growth of capital by investing primarily in U. S.
government securities. The fund may not invest more than 25% of its total assets in any one industry. The fund may borrow only for temporary or emergency purposes, but not in an amount exceeding 33% of its total assets.
Loans, in the aggregate, may not exceed 33% of the fund's total assets.
BREAKDOWN OF EXPENSES
Like all mutual funds, the fund pays fees related to its daily operations.
Expenses paid out of the fund's assets are reflected in its share price or dividends; they are neither billed directly to shareholders nor deducted from shareholder accounts.
The fund pays a MANAGEMENT FEE to FMR for managing its investments and business affairs.
FMR may, from time to time, agree to reimburse the fund for management fees above a specified limit. FMR retains the ability to be repaid by the fund if expenses fall below the specified limit prior to the end of the fiscal year. Reimbursement arrangements, which may be terminated at any time without notice, can decrease the fund's expenses and boost its performance.
MANAGEMENT FEE
The management fee is calculated and paid to FMR every month. The fund pays the fee at the annual rate of .65% of its average net assets.
FSC performs many transaction and accounting functions for the fund. These services include processing shareholder transactions and calculating the fund's share price. FMR, and not the fund, pays for these services.
To offset shareholder service costs, FMR or its affiliates also collect the fund's $5.00 exchange fee, $5.00 account closeout fee, $5.00 fee for wire purchases and redemptions, and the $2.00 checkwriting charge. For fiscal
1995, these fees amounted to $8,755, $295, $90, and $86, respectively.
The fund has adopted a Distribution and Service Plan. This plan recognizes that FMR may use its resources, including management fees, to pay expenses associated with the sale of fund shares. This may include payments to third parties, such as banks or broker-dealers, that provide shareholder support services or engage in the sale of the fund's shares. It is important to note, however, that the fund does not pay FMR any separate fees for this service.
The fund's portfolio turnover rate for fiscal 1995 was 422%. This rate varies from year to year. High turnover rates increase transaction costs and may increase taxable capital gains. FMR considers these effects when evaluating the anticipated benefits of short-term investing.
   YOUR ACCOUNT


DOING BUSINESS WITH FIDELITY
Fidelity Investments was established in 1946 to manage one of America's first mutual funds. Today, Fidelity is the largest mutual fund company in the country, and is known as an innovative provider of high-quality financial services to individuals and institutions.
In addition to its mutual fund business, the company operates one of America's leading discount brokerage firms, Fidelity Brokerage Services, Inc. (FBSI). Fidelity is also a leader in providing tax-sheltered retirement plans for individuals investing on their own or through their employer.
Fidelity is committed to providing investors with practical information to make investment decisions. Based in Boston, Fidelity provides customers with complete service 24 hours a day, 365 days a year, through a network of telephone service centers around the country.
To reach Fidelity for general information, call these numbers:
(small solid bullet) For mutual funds, 1-800-544-8888
(small solid bullet) For brokerage, 1-800-544-7272
If you would prefer to speak with a representative in person, Fidelity has over 75 walk-in Investor Centers across the country.
TYPES OF ACCOUNTS
You may set up an account directly in the fund or, if you own or intend to purchase individual securities as part of your total investment portfolio, you may consider investing in the fund through a brokerage account.
If you are investing through FBSI or another financial institution or investment professional, refer to its program materials for any special provisions regarding your investment in the fund.
The different ways to set up (register) your account with Fidelity are listed at right.
The account guidelines that follow may not apply to certain retirement accounts. If your employer offers the fund through a retirement program, contact your employer for more information. Otherwise, call Fidelity directly.


FIDELITY FACTS
Fidelity offers the broadest
selection of mutual funds
in the world.
(solid bullet) Number of Fidelity mutual
funds: over    210
(solid bullet) Assets in Fidelity mutual
funds: over $   250     billion
(solid bullet) Number of shareholder
accounts: over    20     million
(solid bullet) Number of investment
analysts and portfolio
managers: over    200
(checkmark)
WAYS TO SET UP YOUR ACCOUNT
INDIVIDUAL OR JOINT TENANT
FOR YOUR GENERAL INVESTMENT NEEDS
Individual accounts are owned by one person. Joint accounts can have two or more owners (tenants).
RETIREMENT
TO SHELTER YOUR RETIREMENT SAVINGS FROM TAXES
 Retirement plans allow individuals to shelter investment income and capital gains from current taxes. In addition, contributions to these accounts may be tax deductible. Retirement accounts require special applications and typically have lower minimums.
(solid bullet) INDIVIDUAL RETIREMENT ACCOUNTS (IRAS) allow anyone of legal age and under 70 with earned income to invest up to $2,000 per tax year.
Individuals can also invest in a spouse's IRA if the spouse has earned income of less than $250.
(solid bullet) ROLLOVER IRAS retain special tax advantages for certain distributions from employer-sponsored retirement plans.
(solid bullet) KEOGH OR CORPORATE PROFIT SHARING AND MONEY PURCHASE PENSION
PLANS allow self-employed individuals or small business owners (and their employees) to make tax-deductible contributions for themselves and any eligible employees up to $30,000 per year.
(solid bullet) SIMPLIFIED EMPLOYEE PENSION PLANS (SEP-IRAS) provide small business owners or those with self-employed income (and their eligible employees) with many of the same advantages as a Keogh, but with fewer administrative requirements.
(solid bullet) 403(B) CUSTODIAL ACCOUNTS are available to employees of most tax-exempt institutions, including schools, hospitals, and other charitable organizations.
GIFTS OR TRANSFERS TO A MINOR (UGMA, UTMA)
TO INVEST FOR A CHILD'S EDUCATION OR OTHER FUTURE NEEDS
These custodial accounts provide a way to give money to a child and obtain tax benefits. An individual can give up to $10,000 a year per child without paying federal gift tax. Depending on state laws, you can set up a custodial account under the Uniform Gifts to Minors Act (UGMA) or the
Uniform Transfers to Minors Act (UTMA).
TRUST
FOR MONEY BEING INVESTED BY A TRUST
The trust must be established before an account can be opened.
BUSINESS OR ORGANIZATION
FOR INVESTMENT NEEDS OF CORPORATIONS, ASSOCIATIONS, PARTNERSHIPS, OR OTHER
GROUPS
Requires a special application.
HOW TO BUY SHARES
THE FUND'S SHARE PRICE, called net asset value (NAV), is calculated every business day. The fund's shares are sold without a sales charge.
Shares are purchased at the next share price calculated after your investment is received and accepted. Share price is normally calculated at
4 p.m. Eastern time.
IF YOU ARE NEW TO FIDELITY, complete and sign an account application and mail it along with your check. You may also open your account in person or by wire as described on page . If there is no application accompanying this prospectus, call 1-800-544-8888.
IF YOU ALREADY HAVE MONEY INVESTED IN A FIDELITY FUND, you can:
(small solid bullet) Mail in an application with a check, or
(small solid bullet) Open your account by exchanging from another Fidelity fund.
IF YOU ARE INVESTING THROUGH A TAX-SHELTERED RETIREMENT PLAN, such as an
IRA, for the first time, you will need a special application. Retirement investing also involves its own investment procedures. Call 1-800-544-8888 for more information and a retirement application.
If you buy shares by check or Fidelity Money Line(registered trademark), and then sell those shares by any method other than by exchange to another
Fidelity fund, the payment may be delayed for up to seven business days to ensure that your previous investment has cleared.
MINIMUM INVESTMENTS
TO OPEN AN ACCOUNT  $10,000
For Fidelity retirement accounts  $10,000
TO ADD TO AN ACCOUNT  $1,000
For Fidelity retirement accounts $1,000
Through automatic investment plans $500
MINIMUM BALANCE $5,000
For Fidelity retirement accounts $5,000













UNDERSTANDING THE
SPARTAN APPROACH(registered trademark)
Fidelity's Spartan Approach is
based on the principle that
lower fund expenses can
increase returns. The Spartan
funds keep expenses low in
two ways. First, higher
investment minimums reduce
the effect of a fund's fixed
costs, many of which are paid
on a per-account basis.
Second, unlike most mutual
funds that include transaction
costs as part of overall fund
expenses, Spartan
shareholders pay directly for
the transactions they make.
(checkmark)

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
                                      TO OPEN AN ACCOUNT                            TO ADD TO AN ACCOUNT

Phone 1-800-544-777 (phone_graphic)   (small solid bullet) Exchange from another    (small solid bullet) Exchange from another
                                      Fidelity fund account                         Fidelity fund account
                                      with the same                                 with the same
                                      registration, including                       registration, including
                                      name, address, and                            name, address, and
                                      taxpayer ID number.                           taxpayer ID number.
                                                                                    (small solid bullet) Use Fidelity Money
                                                                                    Line to transfer from
                                                                                    your bank account. Call
                                                                                    before your first use to
                                                                                    verify that this service
                                                                                    is in place on your
                                                                                    account. Maximum
                                                                                    Money Line: $50,000.

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
Mail (mail_graphic)   (small solid bullet) Complete and sign the    (small solid bullet) Make your check
                      application. Make your                        payable to "Spartan
                      check payable to                              Long-Term Government
                      "Spartan Long-Term                            Bond Fund." Indicate
                      Government Bond                               your fund account
                      Fund." Mail to the                            number on your check
                      address indicated on                          and mail to the address
                      the application.                              printed on your account
                                                                    statement.
                                                                    (small solid bullet) Exchange by mail: call
                                                                    1-800-544-6666 for
                                                                    instructions.

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
In Person (hand_graphic)   (small solid bullet) Bring your application    (small solid bullet) Bring your check to a
                           and check to a Fidelity                        Fidelity Investor Center.
                           Investor Center. Call                          Call 1-800-544-9797 for
                           1-800-544-9797 for the                         the center nearest you.
                           center nearest you.

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
Wire (wire_graphic)   (small solid bullet) There may be a $5.00       (small solid bullet) There may be a $5.00
                      fee for each wire                               fee for each wire
                      purchase.                                       purchase.
                      (small solid bullet) Call 1-800-544-7777 to     (small solid bullet) Not available for
                      set up your account                             retirement accounts.
                      and to arrange a wire                           (small solid bullet) Wire to:
                      transaction. Not                                Bankers Trust
                      available for retirement                        Company,
                      accounts.                                       Bank Routing
                      (small solid bullet) Wire within 24 hours to:   #021001033,
                      Bankers Trust                                   Account #00163053.
                      Company,                                        Specify "Spartan
                      Bank Routing                                    Long-Term Government
                      #021001033,                                     Bond Fund" and include
                      Account #00163053.                              your account number
                      Specify "Spartan                                and your name.
                      Long-Term
                      Government Bond
                      Fund" and include your
                      new account number
                      and your name.

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
Automatically (automatic_graphic)   (small solid bullet) Not available.   (small solid bullet) Use Fidelity Automatic
                                                                          Account Builder. Sign
                                                                          up for this service
                                                                          when opening your
                                                                          account, or call
                                                                          1-800-544-6666 to add
                                                                          it.



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
(tdd_graphic) TDD - Service for the Deaf and Hearing Impaired: 1-800-544-0118


HOW TO SELL SHARES
You can arrange to take money out of your fund account at any time by selling (redeeming) some or all of your shares. Your shares will be sold at the next share price calculated after your order is received and accepted.
Share price is normally calculated at 4 p.m. Eastern time.
TO SELL SHARES IN A NON-RETIREMENT ACCOUNT, you may use any of the methods described on these two pages.
TO SELL SHARES IN A FIDELITY RETIREMENT ACCOUNT, your request must be made in writing, except for exchanges to other Fidelity funds, which can be requested by phone or in writing. Call 1-800-544-6666 for a retirement distribution form.
IF YOU ARE SELLING SOME BUT NOT ALL OF YOUR SHARES, leave at least $5,000 worth of shares in the account to keep it open.
TO SELL SHARES BY BANK WIRE OR FIDELITY MONEY LINE, you will need to sign up for these services in advance.
CERTAIN REQUESTS MUST INCLUDE A SIGNATURE GUARANTEE. It is designed to protect you and Fidelity from fraud. Your request must be made in writing and include a signature guarantee if any of the following situations apply:
(small solid bullet) You wish to redeem more than $100,000 worth of shares,
(small solid bullet) Your account registration has changed within the last
30 days,
(small solid bullet) The check is being mailed to a different address than the one on your account (record address),
(small solid bullet) The check is being made payable to someone other than the account owner, or
(small solid bullet) The redemption proceeds are being transferred to a
Fidelity account with a different registration.
You should be able to obtain a signature guarantee from a bank, broker
(including Fidelity Investor Centers), dealer, credit union (if authorized under state law), securities exchange or association, clearing agency, or savings association. A notary public cannot provide a signature guarantee.
SELLING SHARES IN WRITING
Write a "letter of instruction" with:
(small solid bullet) Your name,
(small solid bullet) The fund's name,
(small solid bullet) Your fund account number,
(small solid bullet) The dollar amount or number of shares to be redeemed,
and
(small solid bullet) Any other applicable requirements listed in the table at right.
Unless otherwise instructed, Fidelity will send a check to the record address. Deliver your letter to a Fidelity Investor Center, or mail it to:
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
CHECKWRITING
If you have a checkbook for your account, you may write an unlimited number of checks. Do not, however, try to close out your account by check.
      ACCOUNT TYPE   SPECIAL REQUIREMENTS


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IF YOUR ACCOUNT BALANCE IS LESS THAN $50,000, THERE ARE FEES FOR INDIVIDUAL REDEMPTION
TRANSACTIONS: $2.00 FOR EACH CHECK YOU WRITE AND $5.00 FOR EACH EXCHANGE, BANK WIRE,
AND ACCOUNT CLOSEOUT.



Phone 1-800-544-777 (phone_graphic)              All account types     (small solid bullet) Maximum check request:
                                                 except retirement     $100,000.
                                                                       (small solid bullet) For Money Line transfers to
                                                 All account types     your bank account; minimum:
                                                                       $10; maximum: $100,000.
                                                                       (small solid bullet) You may exchange to other
                                                                       Fidelity funds if both
                                                                       accounts are registered with
                                                                       the same name(s), address,
                                                                       and taxpayer ID number.

Mail or in Person (mail_graphic)(hand_graphic)   Individual, Joint     (small solid bullet) The letter of instruction must
                                                 Tenant,               be signed by all persons
                                                 Sole Proprietorship   required to sign for
                                                 , UGMA, UTMA          transactions, exactly as their
                                                 Retirement account    names appear on the
                                                                       account.
                                                                       (small solid bullet) The account owner should
                                                 Trust                 complete a retirement
                                                                       distribution form. Call
                                                                       1-800-544-6666 to request
                                                                       one.
                                                 Business or           (small solid bullet) The trustee must sign the
                                                 Organization          letter indicating capacity as
                                                                       trustee. If the trustee's name
                                                                       is not in the account
                                                                       registration, provide a copy of
                                                                       the trust document certified
                                                 Executor,             within the last 60 days.
                                                 Administrator,        (small solid bullet) At least one person
                                                 Conservator,          authorized by corporate
                                                 Guardian              resolution to act on the
                                                                       account must sign the letter.
                                                                       (small solid bullet) Include a corporate
                                                                       resolution with corporate seal
                                                                       or a signature guarantee.
                                                                       (small solid bullet) Call 1-800-544-6666 for
                                                                       instructions.

Wire (wire_graphic)                              All account types     (small solid bullet) You must sign up for the wire
                                                 except retirement     feature before using it. To
                                                                       verify that it is in place, call
                                                                       1-800-544-6666. Minimum
                                                                       wire: $5,000.
                                                                       (small solid bullet) Your wire redemption request
                                                                       must be received by Fidelity
                                                                       before 4 p.m. Eastern time
                                                                       for money to be wired on the
                                                                       next business day.



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
Check (check_graphic)   All account types    (small solid bullet) Minimum check: $1,000.
                        except retirement    (small solid bullet) All account owners must sign
                                             a signature card to receive a
                                             checkbook.

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
(tdd_graphic) TDD - Service for the Deaf and Hearing Impaired: 1-800-544-0118


INVESTOR SERVICES
Fidelity provides a variety of services to help you manage your account.
INFORMATION SERVICES
FIDELITY'S TELEPHONE REPRESENTATIVES are available 24 hours a day, 365 days a year. Whenever you call, you can speak with someone equipped to provide the information or service you need.
STATEMENTS AND REPORTS that Fidelity sends to you include the following:
(small solid bullet) Confirmation statements (after every transaction, except reinvestments, that affects your account balance or your account registration)
(small solid bullet) Account statements (quarterly)
(small solid bullet) Financial reports (every six months)





24-HOUR SERVICE
ACCOUNT ASSISTANCE
1-800-544-6666
ACCOUNT BALANCES
1-800-544-7544
ACCOUNT TRANSACTIONS
1-800-544-7777
PRODUCT INFORMATION
1-800-544-8888
QUOTES
1-800-544-8544
RETIREMENT ACCOUNT
ASSISTANCE
1-800-544-4774
 AUTOMATED SERVICE
(checkmark)
To reduce expenses, only one copy of most financial reports will be mailed to your household, even if you have more than one account in the fund. Call
1-800-544-6666 if you need copies of financial reports or historical account information.
TRANSACTION SERVICES
EXCHANGE PRIVILEGE. You may sell your fund shares and buy shares of other
Fidelity funds by telephone or in writing. There may be a $5.00 fee for each exchange out of the fund, unless you place your transaction on Fidelity's automated exchange services.
Note that exchanges out of the fund are limited to four per calendar year, and that they may have tax consequences for you. For details on policies and restrictions governing exchanges, including circumstances under which a shareholder's exchange privilege may be suspended or revoked, see page .
SYSTEMATIC WITHDRAWAL PLANS let you set up periodic redemptions from your account.
FIDELITY MONEY LINE(registered trademark) enables you to transfer money by phone between your bank account and your fund account. Most transfers are complete within three business days of your call.
REGULAR INVESTMENT PLANS
One easy way to pursue your financial goals is to invest money regularly.
Fidelity offers convenient services that let you transfer money into your fund account, or between fund accounts, automatically. While regular investment plans do not guarantee a profit and will not protect you against loss in a declining market, they can be an excellent way to invest for retirement, a home, educational expenses, and other long-term financial goals. Certain restrictions apply for retirement accounts. Call
1-800-544-6666 for more information.
REGULAR INVESTMENT PLANS

FIDELITY AUTOMATIC ACCOUNT BUILDERSM
TO MOVE MONEY FROM YOUR BANK ACCOUNT TO A FIDELITY FUND


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
MINIMUM   FREQUENCY     SETTING UP OR CHANGING
$500      Monthly or    (small solid bullet) For a new account, complete the
          quarterly     appropriate section on the fund
                        application.
                        (small solid bullet) For existing accounts, call
                        1-800-544-6666 for an application.
                        (small solid bullet) To change the amount or frequency of
                        your investment, call 1-800-544-6666 at
                        least three business days prior to your
                        next scheduled investment date.

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
DIRECT DEPOSIT
TO SEND ALL OR A PORTION OF YOUR PAYCHECK OR GOVERNMENT CHECK TO A FIDELITY FUNDA



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
MINIMUM   FREQUENCY    SETTING UP OR CHANGING
$500      Every pay    (small solid bullet) Check the appropriate box on the fund
          period       application, or call 1-800-544-6666 for an
                       authorization form.
                       (small solid bullet) Changes require a new authorization
                       form.

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
FIDELITY AUTOMATIC EXCHANGE SERVICE
TO MOVE MONEY FROM A FIDELITY MONEY MARKET FUND TO ANOTHER FIDELITY FUND



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
MINIMUM   FREQUENCY        SETTING UP OR CHANGING
$500      Monthly,         (small solid bullet) To establish, call 1-800-544-6666 after
          bimonthly,       both accounts are opened.
          quarterly, or    (small solid bullet) To change the amount or frequency of
          annually         your investment, call 1-800-544-6666.


A BECAUSE ITS SHARE PRICE FLUCTUATES, THE FUND MAY NOT BE AN APPROPRIATE CHOICE FOR DIRECT DEPOSIT OF YOUR ENTIRE CHECK.
   SHAREHOLDER AND ACCOUNT POLICIES


DIVIDENDS, CAPITAL GAINS, AND TAXES
The fund distributes substantially all of its net investment income and capital gains to shareholders each year. Income dividends are declared and paid in March, June, September, and December. Capital gains are normally distributed in March and December.
DISTRIBUTION OPTIONS
When you open an account, specify on your application how you want to receive your distributions. If the option you prefer is not listed on the application, call 1-800-544-6666 for instructions. The fund offers four options:
1. REINVESTMENT OPTION. Your dividend and capital gain distributions will be automatically reinvested in additional shares of the fund. If you do not indicate a choice on your application, you will be assigned this option.
2. INCOME-EARNED OPTION. Your capital gain distributions will be automatically reinvested, but you will be sent a check for each dividend distribution.
3. CASH OPTION. You will be sent a check for your dividend and capital gain distributions.
4. DIRECTED DIVIDENDS(registered trademark) OPTION. Your dividend and capital gain distributions will be automatically invested in another identically registered Fidelity fund.
FOR RETIREMENT ACCOUNTS, all distributions are automatically reinvested. When you are over 59 years old, you can receive distributions in cash.
When the fund deducts a distribution from its NAV, the reinvestment price is the fund's NAV at the close of business that day. The mailing of distribution checks will begin within seven days.
UNDERSTANDING
DISTRIBUTIONS
As a fund shareholder, you
are entitled to your share of
the fund's net income and
gains on its investments. The
fund passes its earnings
along to its investors as
DISTRIBUTIONS.
The fund earns interest from
its investments. These are
passed along as DIVIDEND
DISTRIBUTIONS. The fund may
realize capital gains if it sells
securities for a higher price
than it paid for them. These
are passed along as CAPITAL
GAIN DISTRIBUTIONS.
(checkmark)
TAXES
As with any investment, you should consider how your investment in the fund will be taxed. If your account is not a tax-deferred retirement account, you should be aware of these tax implications.
TAXES ON DISTRIBUTIONS. Distributions are subject to federal income tax, and may also be subject to state or local taxes. If you live outside the United States, your distributions could also be taxed by the country in which you reside. Your distributions are taxable when they are paid, whether you take them in cash or reinvest them. However, distributions declared in December and paid in January are taxable as if they were paid on December 31.
For federal tax purposes, the fund's income and short-term capital gain distributions are taxed as dividends; long-term capital gain distributions are taxed as long-term capital gains. Every January, Fidelity will send you and the IRS a statement showing the taxable distributions paid to you in the previous year.
Mutual fund dividends from U.S. government securities are generally free from state and local income taxes. However, particular states may limit this benefit, and some types of securities, such as repurchase agreements and some agency-backed securities, may not qualify for the benefit. In addition, some states may impose intangible property taxes. You should consult your own tax adviser for details and up-to-date information on the tax laws in your state.
During fiscal 1995, 95.93% of Spartan Long-Term Government's income distributions were from U.S. government securities.
TAXES ON TRANSACTIONS. Your redemptions - including exchanges to other Fidelity funds - are subject to capital gains tax. A capital gain or loss is the difference between the cost of your shares and the price you receive when you sell them.
Whenever you sell shares of the fund, Fidelity will send you a confirmation statement showing how many shares you sold and at what price. You will also receive a consolidated transaction statement every January. However, it is up to you or your tax preparer to determine whether this sale resulted in a capital gain and, if so, the amount of tax to be paid. Be sure to keep your regular account statements; the information they contain will be essential in calculating the amount of your capital gains.
"BUYING A DIVIDEND." If you buy shares just before the fund deducts a distribution from its NAV, you will pay the full price for the shares and then receive a portion of the price back in the form of a taxable distribution.
EFFECT OF FOREIGN TAXES. Foreign governments may impose taxes on the fund and its investments and these taxes generally will reduce the fund's distributions.
There are tax requirements that all funds must follow in order to avoid federal taxation. In its effort to adhere to these requirements, the fund may have to limit its investment activity in some types of instruments. TRANSACTION DETAILS
THE FUND IS OPEN FOR BUSINESS each day the New York Stock Exchange (NYSE) is open. Fidelity normally calculates the fund's NAV as of the close of business of the NYSE, normally 4 p.m. Eastern time.
THE FUND'S NAV is the value of a single share. The NAV is computed by adding the value of the fund's investments, cash, and other assets, subtracting its liabilities, and then dividing the result by the number of shares outstanding.
The fund's assets are valued primarily on the basis of market quotations. Foreign securities are valued on the basis of quotations from the primary market in which they are traded, and are translated from the local currency into U.S. dollars using current exchange rates. If quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets are valued by a method that the Board of Trustees believes accurately reflects fair value. THE FUND'S OFFERING PRICE (price to buy one share) and REDEMPTION PRICE (price to sell one share) are its NAV.
WHEN YOU SIGN YOUR ACCOUNT APPLICATION, you will be asked to certify that your Social Security or taxpayer identification number is correct and that you are not subject to 31% backup withholding for failing to report income to the IRS. If you violate IRS regulations, the IRS can require the fund to withhold 31% of your taxable distributions and redemptions.
YOU MAY INITIATE MANY TRANSACTIONS BY TELEPHONE. Fidelity may only be liable for losses resulting from unauthorized transactions if it does not follow reasonable procedures designed to verify the identity of the caller. Fidelity will request personalized security codes or other information, and may also record calls. You should verify the accuracy of your confirmation statements immediately after you receive them. If you do not want the ability to redeem and exchange by telephone, call Fidelity for instructions.
IF YOU ARE UNABLE TO REACH FIDELITY BY PHONE (for example, during periods of unusual market activity), consider placing your order by mail or by visiting a Fidelity Investor Center.
THE FUND RESERVES THE RIGHT TO SUSPEND THE OFFERING OF SHARES for a period of time. The fund also reserves the right to reject any specific purchase order, including certain purchases by exchange. See "Exchange Restrictions" on page . Purchase orders may be refused if, in FMR's opinion, they would disrupt management of the fund.
WHEN YOU PLACE AN ORDER TO BUY SHARES, your order will be processed at the next offering price calculated after your order is received and accepted. Note the following:
(small solid bullet) All of your purchases must be made in U.S. dollars and checks must be drawn on U.S. banks.
(small solid bullet) Fidelity does not accept cash.
(small solid bullet) When making a purchase with more than one check, each check must have a value of at least $50.
(small solid bullet) The fund reserves the right to limit the number of checks processed at one time.
(small solid bullet) If your check does not clear, your purchase will be cancelled and you could be liable for any losses or fees the fund or its transfer agent has incurred.
TO AVOID THE COLLECTION PERIOD associated with check and Money Line purchases, consider buying shares by bank wire, U.S. Postal money order, U.S. Treasury check, Federal Reserve check, or direct deposit instead.
YOU MAY BUY OR SELL SHARES OF THE FUND THROUGH A BROKER, who may charge you a fee for this service. If you invest through a broker or other institution, read its program materials for any additional service features or fees that may apply.
CERTAIN FINANCIAL INSTITUTIONS that have entered into sales agreements with FDC may enter confirmed purchase orders on behalf of customers by phone, with payment to follow no later than the time when the fund is priced on the following business day. If payment is not received by that time, the financial institution could be held liable for resulting fees or losses. WHEN YOU PLACE AN ORDER TO SELL SHARES, your shares will be sold at the next NAV calculated after your request is received and accepted. Note the following:
(small solid bullet) Normally, redemption proceeds will be mailed to you on the next business day, but if making immediate payment could adversely affect the fund, it may take up to seven days to pay you.
(small solid bullet) Fidelity Money Line redemptions generally will be credited to your bank account on the second or third business day after your phone call.
(small solid bullet) The fund may hold payment on redemptions until it is reasonably satisfied that investments made by check or Fidelity Money Line have been collected, which can take up to seven business days.
(small solid bullet) Redemptions may be suspended or payment dates postponed when the NYSE is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC.
(small solid bullet) If you sell shares by writing a check and the amount of the check is greater than the value of your account, your check will be returned to you and you may be subject to additional charges.
THE FEES FOR INDIVIDUAL TRANSACTIONS are waived if your account balance at the time of the transaction is $50,000 or more. Otherwise, you should note the following:
(small solid bullet) The $2.00 checkwriting charge will be deducted from your account.
(small solid bullet) The $5.00 exchange fee will be deducted from the amount of your exchange.
(small solid bullet) The $5.00 wire fee will be deducted from the amount of your wire.
(small solid bullet) The $5.00 account closeout fee does not apply to exchanges or wires, but it will apply to checkwriting.
FIDELITY RESERVES THE RIGHT TO DEDUCT AN ANNUAL MAINTENANCE FEE of $12.00 from accounts with a value of less than $2,500, subject to an annual maximum charge of $60.00 per shareholder. It is expected that accounts will be valued on the second Friday in November of each year. Accounts opened after September 30 will not be subject to the fee for that year. The fee, which is payable to the transfer agent, is designed to offset in part the relatively higher costs of servicing smaller accounts. The fee will not be deducted from retirement accounts, accounts using regular investment plans, or if total assets in Fidelity funds exceed $50,000. Eligibility for the $50,000 waiver is determined by aggregating Fidelity mutual fund accounts maintained by FSC or FBSI which are registered under the same social security number or which list the same social security number for the custodian of a Uniform Gifts/Transfers to Minors Act account.
IF YOUR ACCOUNT BALANCE FALLS BELOW $5,000, you will be given 30 days' notice to reestablish the minimum balance. If you do not increase your balance, Fidelity reserves the right to close your account and send the proceeds to you. Your shares will be redeemed at the NAV on the day your account is closed and the $5.00 account closeout fee will be charged. FIDELITY MAY CHARGE A FEE FOR SPECIAL SERVICES, such as providing historical account documents, that are beyond the normal scope of its services.
EXCHANGE RESTRICTIONS
As a shareholder, you have the privilege of exchanging shares of the fund for shares of other Fidelity funds. However, you should note the following:
(small solid bullet) The fund you are exchanging into must be registered for sale in your state.
(small solid bullet) You may only exchange between accounts that are registered in the same name, address, and taxpayer identification number. (small solid bullet) Before exchanging into a fund, read its prospectus. (small solid bullet) If you exchange into a fund with a sales charge, you pay the percentage-point difference between that fund's sales charge and any sales charge you have previously paid in connection with the shares you are exchanging. For example, if you had already paid a sales charge of 2% on your shares and you exchange them into a fund with a 3% sales charge, you would pay an additional 1% sales charge.
(small solid bullet) Exchanges may have tax consequences for you.
(small solid bullet) Because excessive trading can hurt fund performance and shareholders, the fund reserves the right to temporarily or permanently terminate the exchange privilege of any investor who makes more than four exchanges out of the fund per calendar year. Accounts under common ownership or control, including accounts with the same taxpayer identification number, will be counted together for purposes of the four exchange limit.
(small solid bullet) The exchange limit may be modified for accounts in certain institutional retirement plans to conform to plan exchange limits and Department of Labor regulations. See your plan materials for further information.
(small solid bullet) The fund reserves the right to refuse exchange purchases by any person or group if, in FMR's judgment, the fund would be unable to invest the money effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected.
(small solid bullet) Your exchanges may be restricted or refused if the fund receives or anticipates simultaneous orders affecting significant portions of the fund's assets. In particular, a pattern of exchanges that coincides with a "market timing" strategy may be disruptive to the fund. Although the fund will attempt to give you prior notice whenever it is reasonably able to do so, it may impose these restrictions at any time. The fund reserves the right to terminate or modify the exchange privilege in the future.
OTHER FUNDS MAY HAVE DIFFERENT EXCHANGE RESTRICTIONS, and may impose administrative fees of up to $7.50 and redemption fees of up to 1.50% on exchanges. Check each fund's prospectus for details.






This prospectus is printed on recycled paper using soy-based inks. SPARTAN(registered trademark) LONG-TERM GOVERNMENT BOND FUND
A FUND OF FIDELITY DEVONSHIRE TRUST
STATEMENT OF ADDITIONAL INFORMATION
MARCH 22, 1995
This Statement is not a prospectus but should be read in conjunction with the fund's current Prospectus (dated March 22, 1995). Please retain this document for future reference. The fund's financial statements and financial highlights, included in the Annual Report for the fiscal year ended January 31, 1995, are incorporated herein by reference. To obtain an additional copy of the Prospectus or the Annual Report, please call Fidelity Distributors Corporation at 1-800-544-8888.
TABLE OF CONTENTS                                PAGE



Investment Policies and Limitations

Portfolio Transactions

Valuation of Portfolio Securities

Performance

Additional Purchase and Redemption Information

Distributions and Taxes

FMR

Trustees and Officers

Management Contract

Distribution and Service Plan

Contracts With Companies Affiliated With FMR

Description of the Trust

Financial Statements

Appendix                                         20

INVESTMENT ADVISER
Fidelity Management & Research Company (FMR)
DISTRIBUTOR
Fidelity Distributors Corporation (FDC)
TRANSFER AGENT
Fidelity Service Company (FSC)
LTG-ptb-395
INVESTMENT POLICIES AND LIMITATIONS
The following policies and limitations supplement those set forth in the Prospectus. Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of the fund's assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of the fund's acquisition of such security or other asset. Accordingly, any subsequent change in values, net assets, or other circumstances will not be considered when determining whether the investment complies with the fund's investment policies and limitations.
The fund's fundamental investment policies and limitations cannot be changed without approval by a "majority of the outstanding voting securities" (as defined in the Investment Company Act of 1940) of the fund. However, except for the fundamental investment limitations set forth below, the investment policies and limitations described in this Statement of Additional Information are not fundamental and may be changed without shareholder approval. THE FOLLOWING ARE THE FUND'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) issue senior securities, except as permitted under the Investment Company Act of 1940;
(2) borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(3) underwrite securities issued by others (except to the extent that the fund may be considered to be an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities);
(4) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry;
(5) purchase or sell real estate, unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business;
(6) purchase or sell physical commodities, unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities); or
(7) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
THE FOLLOWING LIMITATIONS ARE NOT FUNDAMENTAL AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) To meet federal tax requirements for qualification as a "regulated investment company," the fund limits its investments so that at the close of each quarter of its taxable year: (a) with regard to at least 50% of total assets, no more than 5% of total assets are invested in the securities of a single issuer, and (b) no more than 25% of total assets are invested in the securities of a single issuer. Limitations (a) and (b) do not apply to "Government securities" as defined for federal tax purposes.
(ii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iv) The fund may borrow money only (a) from a bank or from a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (2)). The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(v) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(vi) The fund does not currently intend to lend assets other than securities to other parties, except by (a) lending money (up to 7.5% of the fund's net assets) to a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) acquiring loans, loan participations, or other forms of direct debt instruments and, in connection therewith, assuming any associated unfunded commitments of the sellers. (This limitation does not apply to purchases of debt securities or to repurchase agreements.)
(vii) The fund does not currently intend to (a) purchase securities of other investment companies, except in the open market where no commission except the ordinary broker's commission is paid, or (b) purchase or retain securities issued by other open-end investment companies. Limitations (a) and (b) do not apply to securities received as dividends, through offers of exchange, or as a result of a reorganization, consolidation, or merger.
(viii) The fund does not currently intend to purchase the securities of any issuer (other than securities issued or guaranteed by domestic or foreign governments or political subdivisions thereof) if, as a result, more than 5% of its total assets would be invested in the securities of business enterprises that, including predecessors, have a record of less than three years of continuous operation.
(ix) The fund does not currently intend to invest in oil, gas, or other mineral exploration or development programs or leases.
It is the fund's position that proprietary strips, such as CATS and TIGRs, and privately sponsored CMOs are government securities. However, the fund has been advised that the Staff of the Division of Investment Management of the Securities and Exchange Commission (SEC) does not consider these to be government securities as defined under the 1940 Act. Accordingly, for purposes of investment limitation (4), the fund has established the following four industry groups: (1) custodian banks for proprietary strips that are direct obligations, backed by the full faith and credit of the U.S. government; (2) custodian banks for proprietary strips that are indirect obligations, not backed by the full faith and credit of the U.S. government; (3) custodian banks for CMOs that are direct obligations, backed by the full faith and credit of the U.S. government; and (4) custodian banks for CMOs that are indirect obligations, not backed by the full faith and credit of the U.S. government. The fund will continue its efforts to secure a favorable opinion of the Staff of the SEC that proprietary strips and privately sponsored CMOs are government securities. If the fund concludes that, under applicable legal principles, any of these securities are government securities, it will exclude these securities from investment limitation (4). Proprietary strips and privately sponsored CMOs are considered government securities for the purposes of investment limitations (i) and (viii) above relating to its status as a "regulated investment company" pursuant to the federal tax requirements under the Internal Revenue Code.
For the fund's limitations on futures and options transactions, see the section entitled "Limitations on Futures and Options Transactions" on page
 .
AFFILIATED BANK TRANSACTIONS. The fund may engage in transactions with financial institutions that are, or may be considered to be, "affiliated persons" of the fund under the Investment Company Act of 1940. These transactions may include repurchase agreements with custodian banks; short-term obligations of, and repurchase agreements with, the 50 largest U.S. banks (measured by deposits); municipal securities; U.S. government securities with affiliated financial institutions that are primary dealers in these securities; short-term currency transactions; and short-term borrowings. In accordance with exemptive orders issued by the Securities and Exchange Commission, the Board of Trustees has established and periodically reviews procedures applicable to transactions involving affiliated financial institutions.
SWAP AGREEMENTS. Swap agreements can be individually negotiated and structured to include exposure to a variety of different types of investments or market factors. Depending on their structure, swap agreements may increase or decrease the fund's exposure to long- or short-term interest rates (in the United States or abroad), foreign currency values, mortgage securities, corporate borrowing rates, or other factors such as security prices or inflation rates. Swap agreements can take many different forms and are known by a variety of names. The fund is not limited to any particular form of swap agreement if FMR determines it is consistent with the fund's investment objective and policies.
In a typical cap or floor agreement, one party agrees to make payments only under specified circumstances, usually in return for payment of a fee by the other party. For example, the buyer of an interest rate cap obtains the right to receive payments to the extent that a specified interest rate exceeds an agreed-upon level, while the seller of an interest rate floor is obligated to make payments to the extent that a specified interest rate falls below an agreed-upon level. An interest rate collar combines elements of buying a cap and selling a floor.
Swap agreements will tend to shift the fund's investment exposure from one type of investment to another. For example, if the fund agreed to exchange payments in dollars for payments in foreign currency, the swap agreement would tend to decrease the fund's exposure to U.S. interest rates and increase its exposure to foreign currency and interest rates. Caps and floors have an effect similar to buying or writing options. Depending on how they are used, swap agreements may increase or decrease the overall volatility of the fund's investments and its share price and yield.
The most significant factor in the performance of swap agreements is the change in the specific interest rate, currency, or other factors that determine the amounts of payments due to and from the fund. If a swap agreement calls for payments by the fund, the fund must be prepared to make such payments when due. In addition, if the counterparty's creditworthiness declined, the value of a swap agreement would be likely to decline, potentially resulting in losses. The fund expects to be able to eliminate its exposure under swap agreements either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party.
The fund will maintain appropriate liquid assets in a segregated custodial account to cover its current obligations under swap agreements. If the fund enters into a swap agreement on a net basis, it will segregate assets with a daily value at least equal to the excess, if any, of the fund's accrued obligations under the swap agreement over the accrued amount the fund is entitled to receive under the agreement. If the fund enters into a swap agreement on other than a net basis, it will segregate assets with a value equal to the full amount of the fund's accrued obligations under the agreement.
VARIABLE OR FLOATING RATE OBLIGATIONS bear variable or floating interest rates and carry rights that permit holders to demand payment of the unpaid principal balance plus accrued interest from the issuers or certain financial intermediaries. Floating rate instruments have interest rates that change whenever there is a change in a designated base rate while variable rate instruments provide for a specified periodic adjustment in the interest rate. These formulas are designed to result in a market value for the instrument that approximates its par value.
LOANS AND OTHER DIRECT DEBT INSTRUMENTS are interests in amounts owed by a corporate, governmental, or other borrower to another party. They may represent amounts owed to lenders or lending syndicates (loans and loan participations), to suppliers of goods or services (trade claims or other receivables), or to other parties. Direct debt instruments involve a risk of loss in case of default or insolvency of the borrower and may offer less legal protection to the fund in the event of fraud or misrepresentation. In addition, loan participations involve a risk of insolvency of the lending bank or other financial intermediary. Direct debt instruments may also include standby financing commitments that obligate the fund to supply additional cash to the borrower on demand.
INDEXED SECURITIES. The fund may purchase securities whose prices are indexed to the prices of other securities, securities indices, currencies, precious metals or other commodities, or other financial indicators. Indexed securities typically, but not always, are debt securities or deposits whose value at maturity or coupon rate is determined by reference to a specific instrument or statistic. Gold-indexed securities, for example, typically provide for a maturity value that depends on the price of gold, resulting in a security whose price tends to rise and fall together with gold prices. Currency-indexed securities typically are short-term to intermediate-term debt securities whose maturity values or interest rates are determined by reference to the values of one or more specified foreign currencies, and may offer higher yields than U.S. dollar-denominated securities of equivalent issuers. Currency-indexed securities may be positively or negatively indexed; that is, their maturity value may increase when the specified currency value increases, resulting in a security that performs similarly to a foreign-denominated instrument, or their maturity value may decline when foreign currencies increase, resulting in a security whose price characteristics are similar to a put on the underlying currency. Currency-indexed securities may also have prices that depend on the values of a number of different foreign currencies relative to each other.
The performance of indexed securities depends to a great extent on the performance of the security, currency, or other instrument to which they are indexed, and may also be influenced by interest rate changes in the United States and abroad. At the same time, indexed securities are subject to the credit risks associated with the issuer of the security, and their values may decline substantially if the issuer's creditworthiness deteriorates. Recent issuers of indexed securities have included banks, corporations, and certain U.S. government agencies. Indexed securities may be more volatile than the underlying instruments.
ILLIQUID INVESTMENTS are investments that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. Under the supervision of the Board of Trustees, FMR determines the liquidity of the fund's investments and, through reports from FMR, the Board monitors investments in illiquid instruments. In determining the liquidity of the fund's investments, FMR may consider various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features), and (5) the nature of the marketplace for trades (including the ability to assign or offset the fund's rights and obligations relating to the investment).
Investments currently considered by the fund to be illiquid include repurchase agreements not entitling the holder to payment of principal and interest within seven days, non-government stripped fixed-rate mortgage-backed securities, and over-the-counter options. Also, FMR may determine some restricted securities, government-stripped fixed-rate mortgage-backed securities, loans and other direct debt instruments, emerging market securities, and swap agreements to be illiquid. However, with respect to over-the-counter options the fund writes, all or a portion of the value of the underlying instrument may be illiquid depending on the assets held to cover the option and the nature and terms of any agreement the fund may have to close out the option before expiration.
In the absence of market quotations, illiquid investments are priced at fair value as determined in good faith by a committee appointed by the Board of Trustees. If through a change in values, net assets, or other circumstances, the fund were in a position where more than 10% of its net assets was invested in illiquid securities, it would seek to take appropriate steps to protect liquidity.
RESTRICTED SECURITIES generally can be sold in privately negotiated transactions, pursuant to an exemption from registration under the Securities Act of 1933, or in a registered public offering. Where registration is required, the fund may be obligated to pay all or part of the registration expense and a considerable period may elapse between the time it decides to seek registration and the time it may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the fund might obtain a less favorable price than prevailed when it decided to seek registration of the security.
REPURCHASE AGREEMENTS. In a repurchase agreement, the fund purchases a security and simultaneously commits to sell that security back to the original seller at an agreed-upon price. The resale price reflects the purchase price plus an agreed-upon incremental amount which is unrelated to the coupon rate or maturity of the purchased security. While it does not presently appear possible to eliminate all risks from these transactions (particularly the possibility that the value of the underlying security will be less than the resale price, as well as delays and costs to the fund in connection with bankruptcy proceedings), it is the fund's current policy to engage in repurchase agreement transactions with parties whose creditworthiness has been reviewed and found satisfactory by FMR.
REVERSE REPURCHASE AGREEMENTS. In a reverse repurchase agreement, the fund sells a portfolio instrument to another party, such as a bank or broker-dealer, in return for cash and agrees to repurchase the instrument at a particular price and time. While a reverse repurchase agreement is outstanding, the fund will maintain appropriate liquid assets in a segregated custodial account to cover its obligation under the agreement. The fund will enter into reverse repurchase agreements only with parties whose creditworthiness has been found satisfactory by FMR. Such transactions may increase fluctuations in the market value of the fund's assets and may be viewed as a form of leverage.
SECURITIES LENDING. The fund may lend securities to parties such as broker-dealers or institutional investors, including Fidelity Brokerage Services, Inc. (FBSI). FBSI is a member of the New York Stock Exchange and a subsidiary of FMR Corp.
Securities lending allows the fund to retain ownership of the securities loaned and, at the same time, to earn additional income. Since there may be delays in the recovery of loaned securities, or even a loss of rights in collateral supplied should the borrower fail financially, loans will be made only to parties deemed by FMR to be of good standing. Furthermore, they will only be made if, in FMR's judgment, the consideration to be earned from such loans would justify the risk.
FMR understands that it is the current view of the SEC Staff that a fund may engage in loan transactions only under the following conditions: (1) the fund must receive 100% collateral in the form of cash or cash equivalents (e.g., U.S. Treasury bills or notes) from the borrower; (2) the borrower must increase the collateral whenever the market value of the securities loaned (determined on a daily basis) rises above the value of the collateral; (3) after giving notice, the fund must be able to terminate the loan at any time; (4) the fund must receive reasonable interest on the loan or a flat fee from the borrower, as well as amounts equivalent to any dividends, interest, or other distributions on the securities loaned and to any increase in market value; (5) the fund may pay only reasonable custodian fees in connection with the loan; and (6) the Board of Trustees must be able to vote proxies on the securities loaned, either by terminating the loan or by entering into an alternative arrangement with the borrower.
Cash received through loan transactions may be invested in any security in which the fund is authorized to invest. Investing this cash subjects that investment, as well as the security loaned, to market forces (i.e., capital appreciation or depreciation).
ZERO COUPON BONDS. Zero coupon bonds do not make interest payments; instead, they are sold at a deep discount from their face value and are redeemed at face value when they mature. Because zero coupon bonds do not pay current income, their prices can be very volatile when interest rates change. In calculating its dividends, the fund takes into account as income a portion of the difference between a zero coupon bond's purchase price and its face value.
A broker-dealer creates a derivative zero by separating the interest and principal components of a U.S. Treasury security and selling them as two individual securities. CATS (Certificates of Accrual on Treasury Securities), TIGRs (Treasury Investment Growth Receipts), and TRs (Treasury Receipts) are examples of Derivative zeros.
The Federal Reserve Bank creates STRIPS (Separate Trading of Registered Interest and Principal of Securities) by separating the interest and principal components of an outstanding U.S. Treasury bond and selling them as individual securities. Bonds issued by the Resolution Funding Corporation (REFCORP) and the Financing Corporation (FICO) can also be separated in this fashion.
INTERFUND BORROWING PROGRAM. Pursuant to an exemptive order issued by the SEC, the fund has received permission to lend money to, and borrow money from, other funds advised by FMR or its affiliates. Interfund loans and borrowings normally will extend overnight, but can have a maximum duration of seven days. Loans may be called on one day's notice. The fund will lend through the program only when the returns are higher than those available from other short-term instruments (such as repurchase agreements), and will borrow through the program only when the costs are equal to or lower than the cost of bank loans. The fund may have to borrow from a bank at a higher interest rate if an interfund loan is called or not renewed. Any delay in repayment to a lending fund could result in a lost investment opportunity or additional borrowing costs.
FOREIGN INVESTMENTS. Investing in securities issued by companies or other issuers whose principal activities are outside the United States may involve significant risks in addition to the risks inherent in U.S. investments. The value of securities denominated in foreign currencies and of dividends and interest paid with respect to such securities will fluctuate based on the relative strength of the U.S. dollar. In addition, there is generally less publicly available information about foreign issuers' financial condition and operations, particularly those not subject to the disclosure and reporting requirements of the U.S. securities laws. Foreign issuers are generally not bound by uniform accounting, auditing, and financial reporting requirements and standards of practice comparable to those applicable to U.S. issuers. Further, economies of particular countries or areas of the world may differ favorably or unfavorably from the economy of the United States.
Investing abroad also involves different political and economic risks. Foreign investments may be affected by actions of foreign governments adverse to the interests of U.S. investors, including the possibility of expropriation or nationalization of assets, confiscatory taxation, restrictions on U.S. investment or on the ability to repatriate assets or convert currency into U.S. dollars, or other government intervention. There may be a greater possibility of default by foreign governments or foreign government-sponsored enterprises. Investments in foreign countries also involve a risk of local political, economic, or social instability, military action or unrest, or adverse diplomatic developments. There is no assurance that FMR will be able to anticipate these potential events or counter their effects. The considerations noted above generally are intensified for investments in developing countries. Developing countries may have relatively unstable governments, economies based on only a few industries, and securities markets that trade a small number of securities. Foreign markets may offer less protection to investors than U.S. markets. It is anticipated that in most cases the best available market for foreign securities will be on exchanges or in over-the-counter markets located outside of the United States. Foreign stock markets, while growing in volume and sophistication, are generally not as developed as those in the United States, and securities of some foreign issuers (particularly those located in developing countries) may be less liquid and more volatile than securities of comparable U.S. issuers. Foreign security trading practices, including those involving securities settlement where fund assets may be released prior to receipt of payment, may expose the fund to increased risk in the event of a failed trade or the insolvency of a foreign broker-dealer, and may involve substantial delays. In addition, the costs of foreign investing, including withholding taxes, brokerage commissions and custodial costs, are generally higher than for U.S. investors. In general, there is less overall governmental supervision and regulation of securities exchanges, brokers, and listed companies than in the United States. It may also be difficult to enforce legal rights in foreign countries.
The fund may invest in foreign securities that impose restrictions on transfer within the United States or to U.S. persons. Although securities subject to such transfer restrictions may be marketable abroad, they may be less liquid than foreign securities of the same class that are not subject to such restrictions.
The fund may invest in American Depository Receipts and European Depository Receipts (ADRs and EDRs), which are certificates evidencing ownership of shares of a foreign-based issuer held in trust by a bank or similar financial institution. Designed for use in the U.S. and European securities markets, respectively, ADRs and EDRs are alternatives to the purchase of the underlying securities in their national markets and currencies.
FOREIGN CURRENCY TRANSACTIONS. The fund may conduct foreign currency transactions on a spot (i.e., cash) basis or by entering into forward contracts to purchase or sell foreign currencies at a future date and price. The fund will convert currency on a spot basis from time to time, and investors should be aware of the costs of currency conversion. Although foreign exchange dealers generally do not charge a fee for conversion, they do realize a profit based on the difference between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to the fund at one rate, while offering a lesser rate of exchange should the fund desire to resell that currency to the dealer. Forward contracts are generally traded in an interbank market conducted directly between currency traders (usually large commercial banks) and their customers. The parties to a forward contract may agree to offset or terminate the contract before its maturity, or may hold the contract to maturity and complete the contemplated currency exchange.
The fund may use currency forward contracts for any purpose consistent with its investment objective. The following discussion summarizes the principal currency management strategies involving forward contracts that could be used by the fund. The fund may also use swap agreements, indexed securities, and options and futures contracts relating to foreign currencies for the same purposes.
When the fund agrees to buy or sell a security denominated in a foreign currency, it may desire to "lock in" the U.S. dollar price of the security. By entering into a forward contract for the purchase or sale, for a fixed amount of U.S. dollars, of the amount of foreign currency involved in the underlying security transaction, the fund will be able to protect itself against an adverse change in foreign currency values between the date the security is purchased or sold and the date on which payment is made or received. This technique is sometimes referred to as a "settlement hedge" or "transaction hedge." The fund may also enter into forward contracts to purchase or sell a foreign currency in anticipation of future purchases or sales of securities denominated in foreign currency, even if the specific investments have not yet been selected by FMR.
The fund may also use forward contracts to hedge against a decline in the value of existing investments denominated in foreign currency. For example, if the fund owned securities denominated in pounds sterling, it could enter into a forward contract to sell pounds sterling in return for U.S. dollars to hedge against possible declines in the pound's value. Such a hedge, sometimes referred to as a "position hedge," would tend to offset both positive and negative currency fluctuations, but would not offset changes in security values caused by other factors. The fund could also hedge the position by selling another currency expected to perform similarly to the pound sterling - for example, by entering into a forward contract to sell Deutschemarks or European Currency Units in return for U.S. dollars. This type of hedge, sometimes referred to as a "proxy hedge," could offer advantages in terms of cost, yield, or efficiency, but generally would not hedge currency exposure as effectively as a simple hedge into U.S. dollars. Proxy hedges may result in losses if the currency used to hedge does not perform similarly to the currency in which the hedged securities are denominated.
The fund may enter into forward contracts to shift its investment exposure from one currency into another. This may include shifting exposure from U.S. dollars to a foreign currency, or from one foreign currency to another foreign currency. For example, if the fund held investments denominated in Deutschemarks, the fund could enter into forward contracts to sell Deutschemarks and purchase Swiss Francs. This type of strategy, sometimes known as a "cross-hedge," will tend to reduce or eliminate exposure to the currency that is sold, and increase exposure to the currency that is purchased, much as if the fund had sold a security denominated in one currency and purchased an equivalent security denominated in another. Cross-hedges protect against losses resulting from a decline in the hedged currency, but will cause the fund to assume the risk of fluctuations in the value of the currency it purchases.
Under certain conditions, SEC guidelines require mutual funds to set aside appropriate liquid assets in a segregated custodial account to cover currency forward contracts. As required by SEC guidelines, the fund will segregate assets to cover currency forward contracts, if any, whose purpose is essentially speculative. The fund will not segregate assets to cover forward contracts entered into for hedging purposes, including settlement hedges, position hedges, and proxy hedges.
Successful use of currency management strategies will depend on FMR's skill in analyzing and predicting currency values. Currency management strategies may substantially change the fund's investment exposure to changes in currency exchange rates, and could result in losses to the fund if currencies do not perform as FMR anticipates. For example, if a currency's value rose at a time when FMR had hedged the fund by selling that currency in exchange for dollars, the fund would be unable to participate in the currency's appreciation. If FMR hedges currency exposure through proxy hedges, the fund could realize currency losses from the hedge and the security position at the same time if the two currencies do not move in tandem. Similarly, if FMR increases the fund's exposure to a foreign currency, and that currency's value declines, the fund will realize a loss. There is no assurance that FMR's use of currency management strategies will be advantageous to the fund or that it will hedge at an appropriate time. LIMITATIONS ON FUTURES AND OPTIONS TRANSACTIONS. The fund has filed a notice of eligibility for exclusion from the definition of the term "commodity pool operator" with the Commodity Futures Trading Commission
(CFTC) and the National Futures Association, which regulate trading in the futures markets. The fund intends to comply with Rule 4.5 under the Commodity Exchange Act, which limits the extent to which the fund can commit assets to initial margin deposits and option premiums.
In addition, the fund will not: (a) sell futures contracts, purchase put options, or write call options if, as a result, more than 25% of the fund's total assets would be hedged with futures and options under normal conditions; (b) purchase futures contracts or write put options if, as a result, the fund's total obligations upon settlement or exercise of purchased futures contracts and written put options would exceed 25% of its total assets; or (c) purchase call options if, as a result, the current value of option premiums for call options purchased by the fund would exceed 5% of the fund's total assets. These limitations do not apply to options attached to or acquired or traded together with their underlying securities, and do not apply to securities that incorporate features similar to options.
The above limitations on the fund's investments in futures contracts and options, and the fund's policies regarding futures contracts and options discussed elsewhere in this Statement of Additional Information, may be changed as regulatory agencies permit.
FUTURES CONTRACTS. When the fund purchases a futures contract, it agrees to purchase a specified underlying instrument at a specified future date. When the fund sells a futures contract, it agrees to sell the underlying instrument at a specified future date. The price at which the purchase and sale will take place is fixed when the fund enters into the contract. Some currently available futures contracts are based on specific securities, such as U.S. Treasury bonds or notes, and some are based on indices of securities prices, such as the Bond Buyer Municipal Bond Index. Futures can be held until their delivery dates, or can be closed out before then if a liquid secondary market is available.
The value of a futures contract tends to increase and decrease in tandem with the value of its underlying instrument. Therefore, purchasing futures contracts will tend to increase the fund's exposure to positive and negative price fluctuations in the underlying instrument, much as if it had purchased the underlying instrument directly. When the fund sells a futures contract, by contrast, the value of its futures position will tend to move in a direction contrary to the market. Selling futures contracts, therefore, will tend to offset both positive and negative market price changes, much as if the underlying instrument had been sold.
FUTURES MARGIN PAYMENTS. The purchaser or seller of a futures contract is not required to deliver or pay for the underlying instrument unless the contract is held until the delivery date. However, both the purchaser and seller are required to deposit "initial margin" with a futures broker, known as a futures commission merchant (FCM), when the contract is entered into. Initial margin deposits are typically equal to a percentage of the contract's value. If the value of either party's position declines, that party will be required to make additional "variation margin" payments to settle the change in value on a daily basis. The party that has a gain may be entitled to receive all or a portion of this amount. Initial and variation margin payments do not constitute purchasing securities on margin for purposes of the fund's investment limitations. In the event of the bankruptcy of an FCM that holds margin on behalf of the fund, the fund may be entitled to return of margin owed to it only in proportion to the amount received by the FCM's other customers, potentially resulting in losses to the fund.
PURCHASING PUT AND CALL OPTIONS. By purchasing a put option, the fund obtains the right (but not the obligation) to sell the option's underlying instrument at a fixed strike price. In return for this right, the fund pays the current market price for the option (known as the option premium). Options have various types of underlying instruments, including specific securities, indices of securities prices, and futures contracts. The fund may terminate its position in a put option it has purchased by allowing it to expire or by exercising the option. If the option is allowed to expire, the fund will lose the entire premium it paid. If the fund exercises the option, it completes the sale of the underlying instrument at the strike price. The fund may also terminate a put option position by closing it out in the secondary market at its current price, if a liquid secondary market exists.
The buyer of a typical put option can expect to realize a gain if security prices fall substantially. However, if the underlying instrument's price does not fall enough to offset the cost of purchasing the option, a put buyer can expect to suffer a loss (limited to the amount of the premium paid, plus related transaction costs).
The features of call options are essentially the same as those of put options, except that the purchaser of a call option obtains the right to purchase, rather than sell, the underlying instrument at the option's strike price. A call buyer typically attempts to participate in potential price increases of the underlying instrument with risk limited to the cost of the option if security prices fall. At the same time, the buyer can expect to suffer a loss if security prices do not rise sufficiently to offset the cost of the option.
WRITING PUT AND CALL OPTIONS. When the fund writes a put option, it takes the opposite side of the transaction from the option's purchaser. In return for receipt of the premium, the fund assumes the obligation to pay the strike price for the option's underlying instrument if the other party to the option chooses to exercise it. When writing an option on a futures contract, the fund will be required to make margin payments to an FCM as described above for futures contracts. The fund may seek to terminate its position in a put option it writes before exercise by closing out the option in the secondary market at its current price. If the secondary market is not liquid for a put option the fund has written, however, the fund must continue to be prepared to pay the strike price while the option is outstanding, regardless of price changes, and must continue to set aside assets to cover its position.
If security prices rise, a put writer would generally expect to profit, although its gain would be limited to the amount of the premium it received. If security prices remain the same over time, it is likely that the writer will also profit, because it should be able to close out the option at a lower price. If security prices fall, the put writer would expect to suffer a loss. This loss should be less than the loss from purchasing the underlying instrument directly, however, because the premium received for writing the option should mitigate the effects of the decline. Writing a call option obligates the fund to sell or deliver the option's underlying instrument, in return for the strike price, upon exercise of the option. The characteristics of writing call options are similar to those of writing put options, except that writing calls generally is a profitable strategy if prices remain the same or fall. Through receipt of the option premium, a call writer mitigates the effects of a price decline. At the same time, because a call writer must be prepared to deliver the underlying instrument in return for the strike price, even if its current value is greater, a call writer gives up some ability to participate in security price increases.
COMBINED POSITIONS. The fund may purchase and write options in combination with each other, or in combination with futures or forward contracts, to adjust the risk and return characteristics of the overall position. For example, the fund may purchase a put option and write a call option on the same underlying instrument, in order to construct a combined position whose risk and return characteristics are similar to selling a futures contract. Another possible combined position would involve writing a call option at one strike price and buying a call option at a lower price, in order to reduce the risk of the written call option in the event of a substantial price increase. Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.
CORRELATION OF PRICE CHANGES. Because there are a limited number of types of exchange-traded options and futures contracts, it is likely that the standardized contracts available will not match the fund's current or anticipated investments exactly. The fund may invest in options and futures contracts based on securities with different issuers, maturities, or other characteristics from the securities in which it typically invests, which involves a risk that the options or futures position will not track the performance of the fund's other investments.
Options and futures prices can also diverge from the prices of their underlying instruments, even if the underlying instruments match the fund's investments well. Options and futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instrument, and the time remaining until expiration of the contract, which may not affect security prices the same way. Imperfect correlation may also result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded, or from imposition of daily price fluctuation limits or trading halts. The fund may purchase or sell options and futures contracts with a greater or lesser value than the securities it wishes to hedge or intends to purchase in order to attempt to compensate for differences in volatility between the contract and the securities, although this may not be successful in all cases. If price changes in the fund's options or futures positions are poorly correlated with its other investments, the positions may fail to produce anticipated gains or result in losses that are not offset by gains in other investments.
LIQUIDITY OF OPTIONS AND FUTURES CONTRACTS. There is no assurance a liquid secondary market will exist for any particular options or futures contract at any particular time. Options may have relatively low trading volume and liquidity if their strike prices are not close to the underlying instrument's current price. In addition, exchanges may establish daily price fluctuation limits for options and futures contracts, and may halt trading if a contract's price moves upward or downward more than the limit in a given day. On volatile trading days when the price fluctuation limit is reached or a trading halt is imposed, it may be impossible for the fund to enter into new positions or close out existing positions. If the secondary market for a contract is not liquid because of price fluctuation limits or otherwise, it could prevent prompt liquidation of unfavorable positions, and potentially could require the fund to continue to hold a position until delivery or expiration regardless of changes in its value. As a result, the fund's access to other assets held to cover its options or futures positions could also be impaired.
OTC OPTIONS. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size, and strike price, the terms of over-the-counter (OTC) options (options not traded on exchanges) generally are established through negotiation with the other party to the option contract. While this type of arrangement allows the fund greater flexibility to tailor an option to its needs, OTC options generally involve greater credit risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded.
OPTIONS AND FUTURES RELATING TO FOREIGN CURRENCIES. Currency futures contracts are similar to forward currency exchange contracts, except that they are traded on exchanges (and have margin requirements) and are standardized as to contract size and delivery date. Most currency futures contracts call for payment or delivery in U.S. dollars. The underlying instrument of a currency option may be a foreign currency, which generally is purchased or delivered in exchange for U.S. dollars, or may be a futures contract. The purchaser of a currency call obtains the right to purchase the underlying currency, and the purchaser of a currency put obtains the right to sell the underlying currency.
The uses and risks of currency options and futures are similar to options and futures relating to securities or indices, as discussed above. The fund may purchase and sell currency futures and may purchase and write currency options to increase or decrease its exposure to different foreign currencies. The fund may also purchase and write currency options in conjunction with each other or with currency futures or forward contracts. Currency futures and options values can be expected to correlate with exchange rates, but may not reflect other factors that affect the value of the fund's investments. A currency hedge, for example, should protect a Yen-denominated security from a decline in the Yen, but will not protect the fund against a price decline resulting from deterioration in the issuer's creditworthiness. Because the value of the fund's foreign-denominated investments changes in response to many factors other than exchange rates, it may not be possible to match the amount of currency options and futures to the value of the fund's investments exactly over time.
ASSET COVERAGE FOR FUTURES AND OPTIONS POSITIONS. The fund will comply with guidelines established by the Securities and Exchange Commission with respect to coverage of options and futures strategies by mutual funds, and if the guidelines so require will set aside appropriate liquid assets in a segregated custodial account in the amount prescribed. Securities held in a segregated account cannot be sold while the futures or option strategy is outstanding, unless they are replaced with other suitable assets. As a result, there is a possibility that segregation of a large percentage of the fund's assets could impede portfolio management or the fund's ability to meet redemption requests or other current obligations.
FOREIGN REPURCHASE AGREEMENTS. Foreign repurchase agreements may include agreements to purchase and sell foreign securities in exchange for fixed U.S. dollar amounts, or in exchange for specified amounts of foreign currency. Unlike typical U.S. repurchase agreements, foreign repurchase agreements may not be fully collateralized at all times. The value of a security purchased by a fund may be more or less than the price at which the counterparty has agreed to repurchase the security. In the event of default by the counterparty, the fund may suffer a loss if the value of the security purchased is less than the agreed-upon repurchase price, or if the fund is unable to successfully assert a claim to the collateral under foreign laws. As a result, foreign repurchase agreements may involve higher credit risks than repurchase agreements in U.S. markets, as well as risks associated with currency fluctuations. In addition, as with other emerging market investments, repurchase agreements with counterparties located in emerging markets or relating to emerging markets may involve issuers or counterparties with lower credit ratings than typical U.S. repurchase agreements.
DELAYED-DELIVERY TRANSACTIONS. The fund may buy and sell securities on a delayed-delivery or when-issued basis. These transactions involve a commitment by the fund to purchase or sell specific securities at a predetermined price or yield, with payment and delivery taking place after the customary settlement period for that type of security (and more than seven days in the future). Typically, no interest accrues to the purchaser until the security is delivered. The fund may receive fees for entering into delayed-delivery transactions.
When purchasing securities on a delayed-delivery basis, the fund assumes the rights and risks of ownership, including the risk of price and yield fluctuations. Because the fund is not required to pay for securities until the delivery date, these risks are in addition to the risks associated with the fund's other investments. If the fund remains substantially fully invested at a time when delayed-delivery purchases are outstanding, the delayed-delivery purchases may result in a form of leverage. When delayed-delivery purchases are outstanding, the fund will set aside appropriate liquid assets in a segregated custodial account to cover its purchase obligations. When the fund has sold a security on a delayed-delivery basis, the fund does not participate in further gains or losses with respect to the security. If the other party to a delayed-delivery transaction fails to deliver or pay for the securities, the fund could miss a favorable price or yield opportunity, or could suffer a loss.
The fund may renegotiate delayed-delivery transactions after they are entered into, and may sell underlying securities before they are delivered, which may result in capital gains or losses.
PORTFOLIO TRANSACTIONS
All orders for the purchase or sale of portfolio securities are placed on behalf of the fund by FMR pursuant to authority contained in the management contract. FMR is also responsible for the placement of transaction orders for other investment companies and accounts for which it or its affiliates act as investment adviser. In selecting broker-dealers, subject to applicable limitations of the federal securities laws, FMR considers various relevant factors, including, but not limited to: the size and type of the transaction; the nature and character of the markets for the security to be purchased or sold; the execution efficiency, settlement capability, and financial condition of the broker-dealer firm; the broker-dealer's execution services rendered on a continuing basis; and the reasonableness of any commissions. Commissions for foreign investments traded on foreign exchanges generally will be higher than for U.S. investments and may not be subject to negotiation.
The fund may execute portfolio transactions with broker-dealers who provide research and execution services to the fund or other accounts over which FMR or its affiliates exercise investment discretion. Such services may include advice concerning the value of securities; the advisability of investing in, purchasing, or selling securities; the availability of securities or the purchasers or sellers of securities; furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and performance of accounts; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). The selection of such broker-dealers generally is made by FMR (to the extent possible consistent with execution considerations) based upon the quality of research and execution services provided.
The receipt of research from broker-dealers that execute transactions on behalf of the fund may be useful to FMR in rendering investment management services to the fund or its other clients, and conversely, such research provided by broker-dealers who have executed transaction orders on behalf of other FMR clients may be useful to FMR in carrying out its obligations to the fund. The receipt of such research has not reduced FMR's normal independent research activities; however, it enables FMR to avoid the additional expenses that could be incurred if FMR tried to develop comparable information through its own efforts.
Subject to applicable limitations of the federal securities laws, broker-dealers may receive commissions for agency transactions that are in excess of the amount of commissions charged by other broker-dealers in recognition of their research and execution services. In order to cause the fund to pay such higher commissions, FMR must determine in good faith that such commissions are reasonable in relation to the value of the brokerage and research services provided by such executing broker-dealers, viewed in terms of a particular transaction or FMR's overall responsibilities to the fund and its other clients. In reaching this determination, FMR will not attempt to place a specific dollar value on the brokerage and research services provided, or to determine what portion of the compensation should be related to those services.
FMR is authorized to use research services provided by and to place portfolio transactions with brokerage firms that have provided assistance in the distribution of shares of the fund or shares of other Fidelity funds to the extent permitted by law. FMR may use research services provided by and place agency transactions with Fidelity Brokerage Services, Inc. (FBSI) and Fidelity Brokerage Services, Ltd. (FBSL), subsidiaries of FMR Corp., if the commissions are fair, reasonable, and comparable to commissions charged by non-affiliated, qualified brokerage firms for similar services.
Section 11(a) of the Securities Exchange Act of 1934 prohibits members of national securities exchanges from executing exchange transactions for accounts which they or their affiliates manage, unless certain requirements are satisfied. Pursuant to such requirements, the Board of Trustees has authorized FBSI to execute portfolio transactions on national securities exchanges in accordance with approved procedures and applicable SEC rules. The Trustees periodically review FMR's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the fund and review the commissions paid by the fund over representative periods of time to determine if they are reasonable in relation to the benefits to the fund.
For the fiscal periods ended January 31, 1995 and 1994, the fund's portfolio turnover rates were 422% and 153%, respectively. Because a high turnover rate increases transaction costs and may increase taxable gains, FMR carefully weighs the anticipated benefits of short-term investing against these consequences. An increased turnover rate is due to a greater volume of shareholder purchase orders, short-term interest rate volatility, and other special market conditions.
From time to time the Trustees will review whether the recapture for the benefit of the fund of some portion of the brokerage commissions or similar fees paid by the fund on portfolio transactions is legally permissible and advisable. The fund seeks to recapture soliciting broker-dealer fees on the tender of portfolio securities, but at present no other recapture arrangements are in effect. The Trustees intend to continue to review whether recapture opportunities are available and are legally permissible and, if so, to determine in the exercise of their business judgment whether it would be advisable for the fund to seek such recapture.
Although the Trustees and officers of the fund are substantially the same as those of other funds managed by FMR, investment decisions for the fund are made independently from those of other funds managed by FMR or accounts managed by FMR affiliates. It sometimes happens that the same security is held in the portfolio of more than one of these funds or accounts. Simultaneous transactions are inevitable when several funds and accounts are managed by the same investment adviser, particularly when the same security is suitable for the investment objective of more than one fund or account.
When two or more funds are simultaneously engaged in the purchase or sale of the same security, the prices and amounts are allocated in accordance with procedures believed to be appropriate and equitable for each fund. In some cases this system could have a detrimental effect on the price or value of the security as far as the fund is concerned. In other cases, however, the ability of the fund to participate in volume transactions will produce better executions and prices for the fund. It is the current opinion of the Trustees that the desirability of retaining FMR as investment adviser to the fund outweighs any disadvantages that may be said to exist from exposure to simultaneous transactions.
VALUATION OF PORTFOLIO SECURITIES
The fund's net asset value per share is determined by FSC, under procedures established by the Board of Trustees. Portfolio securities are valued primarily on the basis of valuations furnished by a pricing service which uses both dealer-supplied valuations and electronic data processing techniques that take into account appropriate factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics, and other market data, without exclusive reliance upon quoted prices or exchange or over-the-counter prices, since such valuations are believed to reflect more accurately the fair value of such securities. Use of the pricing service has been approved by the Board of Trustees. There are a number of pricing services available, and the Trustees, or officers acting on behalf of the Trustees, on the basis of ongoing evaluation of these services, may use other pricing services or discontinue the use of any pricing service in whole or in part.
Securities not valued by the pricing service and for which quotations are readily available are valued at market values determined on the basis of their latest available bid prices as furnished by recognized dealers in such securities. Futures contracts and options are valued on the basis of market quotations, if available. Securities and other assets for which quotations or pricing service valuations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees. PERFORMANCE
The fund may quote performance in various ways. All performance information supplied by the fund in advertising is historical and is not intended to indicate future returns. The fund's share price, yield, and total return fluctuate in response to market conditions and other factors, and the value of fund shares when redeemed may be more or less than their original cost. YIELD CALCULATIONS. Yields for the fund are computed by dividing the fund's interest income for a given 30-day or one-month period, net of expenses, by the average number of shares entitled to receive distributions during the period, dividing this figure by the fund's net asset value (NAV) at the end of the period, and annualizing the result (assuming compounding of income) in order to arrive at an annual percentage rate. Income is calculated for purposes of yield quotations in accordance with standardized methods applicable to all stock and bond funds. In general, interest income is reduced with respect to bonds trading at a premium over their par value by subtracting a portion of the premium from income on a daily basis, and is increased with respect to bonds trading at a discount by adding a portion of the discount to daily income. For the fund's investments denominated in foreign currencies, income and expenses are calculated first in their respective currencies, and are then converted to U.S. dollars, either when they are actually converted or at the end of the 30-day or one month period, whichever is earlier. Capital gains and losses generally are excluded from the calculation as are gains and losses from currency exchange rate fluctuations.
Income calculated for the purposes of calculating the fund's yield differs from income as determined for other accounting purposes. Because of the different accounting methods used, and because of the compounding of income assumed in yield calculations, the fund's yield may not equal its distribution rate, the income paid to your account, or the income reported in the fund's financial statements.
Yield information may be useful in reviewing the fund's performance and in providing a basis for comparison with other investment alternatives. However, the fund's yield fluctuates, unlike investments that pay a fixed interest rate over a stated period of time. When comparing investment alternatives, investors should also note the quality and maturity of the portfolio securities of respective investment companies they have chosen to consider.
Investors should recognize that in periods of declining interest rates the fund's yield will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates the fund's yield will tend to be somewhat lower. Also, when interest rates are falling, the inflow of net new money to the fund from the continuous sale of its shares will likely be invested in instruments producing lower yields than the balance of the fund's holdings, thereby reducing the fund's current yield. In periods of rising interest rates, the opposite can be expected to occur.
TOTAL RETURN CALCULATIONS. Total returns quoted in advertising reflect all aspects of the fund's return, including the effect of reinvesting dividends and capital gain distributions, and any change in the fund's NAV over a stated period. Average annual total returns are calculated by determining the growth or decline in value of a hypothetical historical investment in the fund over a stated period, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. For example, a cumulative total return of 100% over ten years would produce an average annual return of 7.18%, which is the steady annual rate of return that would equal 100% growth on a compounded basis in ten years. While average annual returns are a convenient means of comparing investment alternatives, investors should realize that the fund's performance is not constant over time, but changes from year to year, and that average annual returns represent averaged figures as opposed to the actual year-to-year performance of the fund.
In addition to average annual total returns, the fund may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Average annual and cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments, or a series of redemptions, over any time period. Total returns may be broken down into their components of income and capital (including capital gains and changes in share price) in order to illustrate the relationship of these factors and their contributions to total return. Total returns may be quoted on a before-tax or after-tax basis. Total returns, yields, and other performance information may be quoted numerically or in a table, graph, or similar illustration, and may omit or include the effect of the $5.00 account closeout fee.
NET ASSET VALUE. Charts and graphs using the fund's net asset values, adjusted net asset values, and benchmark indices may be used to exhibit performance. An adjusted NAV includes any distributions paid by the fund and reflects all elements of its return. Unless otherwise indicated, the fund's adjusted NAVs are not adjusted for sales charges, if any.
HISTORICAL FUND RESULTS. The following tables show the fund's yields and total returns for periods ended January 31, 1995. Total return figures include the effect of the $5.00 account closeout fee based on an average size account.

                  Average Annual Total Returns               Cumulative Total Returns



                                    30-Day         One        Life of               One        Life of
                                    Yield          Year       Fund*                 Year       Fund*



Spartan Long-Term Government Bond    7.16%          -12.45%    9.21%                 -12.45%    46.65%


* From September 28, 1990 (commencement of operations).
The following table shows the income and capital elements of the fund's cumulative total return. The table compares the fund's return to the record of the Standard & Poor's Composite Index of 500 Stocks (S&P 500(registered trademark)), the Dow Jones Industrial Average (DJIA), and the cost of living (measured by the Consumer Price Index, or CPI) over the same period. The CPI information is as of the month end closest to the initial investment date for each fund. The S&P 500 and DJIA comparisons are provided to show how the fund's total return compared to the record of a broad average of common stocks and a narrower set of stocks of major industrial companies, respectively, over the same period. Of course, since the fund invests in fixed-income securities, common stocks represent a different type of investment from the fund. Common stocks generally offer greater growth potential than the fund, but generally experience greater price volatility, which means greater potential for loss. In addition, common stocks generally provide lower income than a fixed-income investment such as the fund. Figures for the S&P 500 and DJIA are based on the prices of unmanaged groups of stocks and, unlike the fund's returns, do not include the effect of paying brokerage commissions or other costs of investing.
During the period from September 28, 1990 (commencement of operations) to January 31, 1995, a hypothetical $10,000 investment in Spartan Long-Term Government Bond would have grown to $14,668, assuming all distributions were reinvested. This was a period of fluctuating interest rates and bond prices and the figures below should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in the fund today.

Spartan Long-Term Government Bond Fund                           INDICES



Year Ended   Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
January 31   Initial      Reinvested      Reinvested      Value                              Living**
             $10,000      Dividend        Capital Gain
             Investment   Distributions   Distributions







1995         $ 10,530     $ 3,195         $ 943           $ 14,668   $ 17,811   $ 18,044   $ 11,326

1994         $ 12,740     $ 3,034         $ 979           $ 16,751   $ 17,718   $ 18,171   $ 11,017

1993         $ 12,130     $ 1,912         $ 301           $ 14,343   $ 15,697   $ 14,699   $ 10,746

1992         $ 11,600     $ 903           $ 85            $ 12,588   $ 14,192   $ 13,897   $ 10,407

1991*        $ 11,040     $ 101           $ 0             $ 11,141   $ 11,566   $ 11,421   $ 10,143


* From September 28, 1990 (commencement of operations).
** From month-end closest to initial investment date.
Explanatory Notes: With an initial investment of $10,000 made on September 28, 1990, the net amount invested in fund shares was $10,000. The cost of the initial investment ($10,000), together with the aggregate cost of reinvested dividends and capital gain distributions for the period covered (their cash value at the time they were reinvested), amounted to $14,594. If distributions had not been reinvested, the amount of distributions earned from the fund over time would have been smaller, and cash payments for the period would have amounted to $3,040 for dividends and $890 for capital gains distributions. Tax consequences of different investments have not been factored into the above figures. The figures in the table do not reflect the effect of the fund's $5.00 account closeout fee.
The fund's performance may be compared to the performance of other mutual funds in general, or to the performance of particular types of mutual funds. These comparisons may be expressed as mutual fund rankings prepared by Lipper Analytical Services, Inc. (Lipper), an independent service located in Summit, New Jersey that monitors the performance of mutual funds. Lipper generally ranks funds on the basis of total return, assuming reinvestment of distributions, but does not take sales charges or redemption fees into consideration, and is prepared without regard to tax consequences. Lipper may also rank funds based on yield. In addition to the mutual fund rankings, the fund's performance may be compared to stock, bond, and money market mutual fund performance indices prepared by Lipper or other organizations. When comparing these indices, it is important to remember the risk and return characteristics of each type of investment. For example, while stock mutual funds may offer higher potential returns, they also carry the highest degree of share price volatility. Likewise, money market funds may offer greater stability of principal, but generally do not offer the higher potential returns from stock mutual funds.
From time to time, the fund's performance may also be compared to other mutual funds tracked by financial or business publications and periodicals. For example, the fund may quote Morningstar, Inc. in its advertising materials. Morningstar, Inc. of Chicago, Illinois is a mutual fund rating service that rates mutual funds on the basis of risk-adjusted performance. Rankings that compare the performance of Fidelity funds to one another in appropriate categories over specific periods of time may also be quoted in advertising.
The fund may be compared in advertising to Certificates of Deposit (CDs) or other investments issued by banks or other depository institutions. Mutual funds differ from bank investments in several respects. For example, the fund may offer greater liquidity or higher potential returns than CDs, the fund does not guarantee your principal or your return, and fund shares are not FDIC insured.
Fidelity may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include information about current economic, market, and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance, and goal setting; questionnaires designed to help create a personal financial profile; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and action plans offering investment alternatives. Materials may also include discussions of Fidelity's asset allocation funds and other Fidelity funds, products, and services.
Ibbotson Associates of Chicago, Illinois (Ibbotson) provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation (based on the CPI), and combinations of various capital markets. The performance of these capital markets is based on the returns of different indices.
Fidelity funds may use the performance of these capital markets in order to demonstrate general risk-versus-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risks associated with the security types in any capital market may or may not correspond directly to those of the funds. Ibbotson calculates total returns in the same method as the funds. The funds may also compare performance to that of other compilations or indices that may be developed and made available in the future.
The fund may compare its performance or the performance of securities in which it may invest to averages published by IBC USA (Publications), Inc. of Ashland, Massachusetts. These averages assume reinvestment of distributions. The Bond Fund Report AverageS(trademark)/Government, which is reported in the BOND FUND REPORT(registered trademark), covers over 350 government bond funds. When evaluating comparisons to money market funds, investors should consider the relevant differences in investment objectives and policies. Specifically, money market funds invest in short-term, high-quality instruments and seek to maintain a stable $1.00 share price. The fund, however, invests in longer-term instruments and its share price changes daily in response to a variety of factors.
In advertising materials, Fidelity may reference or discuss its products and services, which may include: other Fidelity funds; retirement investing; brokerage products and services; the effects of periodic investment plans and dollar cost averaging; saving for college or other goals; charitable giving; and the Fidelity credit card. In addition, Fidelity may quote or reprint financial or business publications and periodicals, including model portfolios or allocations, as they relate to current economic and political conditions, fund management, portfolio composition, investment philosophy, investment techniques, the desirability of owning a particular mutual fund, and Fidelity services and products. Fidelity may also reprint, and use as advertising and sales literature, articles from Fidelity Focus, a quarterly magazine provided free of charge to Fidelity fund shareholders.
The fund may present its fund number, Quotron(trademark) number, and CUSIP number, and discuss or quote its current portfolio manager.
VOLATILITY. The fund may quote various measures of volatility and benchmark correlation in advertising. In addition, the fund may compare these measures to those of other funds. Measures of volatility seek to compare the fund's historical share price fluctuations or total returns to those of a benchmark. Measures of benchmark correlation indicate how valid a comparative benchmark may be. All measures of volatility and correlation are calculated using averages of historical data. In advertising, the fund may also discuss or illustrate examples of interest rate sensitivity. MOMENTUM INDICATORS indicate the fund's price movements over specific periods of time. Each point on the momentum indicator represents the fund's percentage change in price movements over that period.
The fund may advertise examples of the effects of periodic investment plans, including the principle of dollar cost averaging. In such a program, an investor invests a fixed dollar amount in a fund at periodic intervals, thereby purchasing fewer shares when prices are high and more shares when prices are low. While such a strategy does not assure a profit or guard against loss in a declining market, the investor's average cost per share can be lower than if fixed numbers of shares are purchased at the same intervals. In evaluating such a plan, investors should consider their ability to continue purchasing shares during periods of low price levels. The fund may be available for purchase through retirement plans or other programs offering deferral of, or exemption from, income taxes, which may produce superior after-tax returns over time. For example, a $1,000 investment earning a taxable return of 10% annually would have an after-tax value of $1,949 after ten years, assuming tax was deducted from the return each year at a 31% rate. An equivalent tax-deferred investment would have an after-tax value of $2,100 after ten years, assuming tax was deducted at a 31% rate from the tax-deferred earnings at the end of the ten-year period.
As of January 31, 1995, FMR advised over $25 billion in tax-free fund assets, $65 billion in money market fund assets, $165 billion in equity fund assets, $35 billion in international fund assets, and $20 billion in Spartan fund assets. The fund may reference the growth and variety of money market mutual funds and the adviser's innovation and participation in the industry. The equity funds under management figure represents the largest amount of equity fund assets under management by a mutual fund investment adviser in the United States, making FMR America's leading equity (stock) fund manager. FMR, its subsidiaries, and affiliates maintain a worldwide information and communications network for the purpose of researching and managing investments abroad.
In addition to performance rankings, each fund may compare its total expense ratio to the average total expense ratio of similar funds tracked by Lipper. A fund's total expense ratio is a significant factor in comparing bond and money market investments because of its effect on yield. ADDITIONAL PURCHASE AND REDEMPTION INFORMATION
The fund is open for business and its net asset value per share (NAV) is calculated each day the New York Stock Exchange (NYSE) is open for trading. The NYSE has designated the following holiday closings for 1995: New Year's Day (observed), Presidents' Day (observed), Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. Although FMR expects the same holiday schedule to be observed in the future, the NYSE may modify its holiday schedule at any time.
FSC normally determines the fund's NAV as of the close of the NYSE (normally 4:00 p.m. Eastern time). However, NAV may be calculated earlier if trading on the NYSE is restricted or as permitted by the Securities and Exchange Commission (SEC). To the extent that portfolio securities are traded in other markets on days when the NYSE is closed, the fund's NAV may be affected on days when investors do not have access to the fund to purchase or redeem shares. In addition, trading in some of the fund's portfolio securities may not occur on days when the fund is open for business.
If the Trustees determine that existing conditions make cash payments undesirable, redemption payments may be made in whole or in part in securities or other property, valued for this purpose as they are valued in computing the fund's NAV. Shareholders receiving securities or other property on redemption may realize a gain or loss for tax purposes, and will incur any costs of sale, as well as the associated inconveniences. Pursuant to Rule 11a-3 under the Investment Company Act of 1940 (the 1940
Act), the fund is required to give shareholders at least 60 days' notice prior to terminating or modifying its exchange privilege. Under the Rule, the 60-day notification requirement may be waived if (i) the only effect of a modification would be to reduce or eliminate an administrative fee, redemption fee, or deferred sales charge ordinarily payable at the time of an exchange, or (ii) the fund suspends the redemption of the shares to be exchanged as permitted under the 1940 Act or the rules and regulations thereunder, or the fund to be acquired suspends the sale of its shares because it is unable to invest amounts effectively in accordance with its investment objective and policies.
In the Prospectus, the fund has notified shareholders that it reserves the right at any time, without prior notice, to refuse exchange purchases by any person or group if, in FMR's judgment, the fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. DISTRIBUTIONS AND TAXES
DISTRIBUTIONS. If you request to have distributions mailed to you and the U.S. Postal Service cannot deliver your checks, or if your checks remain uncashed for six months, Fidelity may reinvest your distributions at the then-current NAV. All subsequent distributions will then be reinvested until you provide Fidelity with alternate instructions.
DIVIDENDS. Because the fund's income is primarily derived from interest, dividends from the fund generally will not qualify for the dividends-received deduction available to corporate shareholders. Short-term capital gains are distributed as dividend income, but do not qualify for the dividends-received deduction. A portion of the fund's dividends derived from certain U.S. government obligations may be exempt from state and local taxation. Gains (losses) attributable to foreign currency fluctuations are generally taxable as ordinary income, and therefore will increase (decrease) dividend distributions. The fund will send each shareholder a notice in January describing the tax status of dividend and capital gain distributions for the prior year.
CAPITAL GAIN DISTRIBUTIONS. Long-term capital gains earned by the fund on the sale of securities and distributed to shareholders are federally taxable as long-term capital gains, regardless of the length of time shareholders have held their shares. If a shareholder receives a long-term capital gain distribution on shares of the fund, and such shares are held six months or less and are sold at a loss, the portion of the loss equal to the amount of the long-term capital gain distribution will be considered a long-term loss for tax purposes. Short-term capital gains distributed by the fund are taxable to shareholders as dividends, not as capital gains.
As of January 31, 1995, the fund had a capital loss carryforward aggregating approximately $3,935,000. This loss carryforward, all of which will expire on January 31, 2003, is available to offset future capital gains.
STATE AND LOCAL TAXES. For mutual funds organized as business trusts, state law provides for a pass-through of the sate and local income tax exemption afforded to direct owners of U.S. government securities. Some states limit this pass through to mutual funds that invest a certain amount in U.S. government securities, and some types of securities, such as repurchase agreements and some agency backed securities, may not qualify for this pass-through benefit. The tax treatment of your dividend distributions from the fund will be the same as if you directly owned your proportionate share of the U.S. government securities in the fund's portfolio. Because the income earned on most U.S. government securities in which the fund invests is exempt from state and local income taxes, the portion of your dividends from the fund attributable to these securities will also be free from income taxes. The exemption from state and local income taxation does not preclude states from assessing other taxes on the ownership of U.S. government securities. In a number of states, corporate franchise (income) tax laws do not exempt interest earned on U.S. government securities whether such securities are held directly or through a fund.
FOREIGN TAXES. Foreign governments may withhold taxes on dividends and interest paid with respect to foreign securities. Foreign governments may also impose taxes on other payments or gains with respect to foreign securities. If, at the close of its fiscal year, more than 50% of the fund's total assets are invested in securities of foreign issuers, the fund may elect to pass through foreign taxes paid and thereby allow shareholders to take a credit or deduction on their individual tax returns.
TAX STATUS OF THE FUND. The fund intends to qualify each year as a "regulated investment company" for tax purposes so that it will not be liable for federal tax on income and capital gains distributed to shareholders. In order to qualify as a regulated investment company and avoid being subject to federal income or excise taxes at the fund level, the fund intends to distribute substantially all of its net investment income and net realized capital gains within each calendar year as well as on a fiscal year basis. The fund intends to comply with other tax rules applicable to regulated investment companies, including a requirement that capital gains from the sale of securities held less than three months constitute less than 30% of the fund's gross income for each fiscal year. Gains from some forward currency contracts, futures contracts, and options are included in this 30% calculation, which may limit the fund's investments in such instruments.
If the fund purchases shares in certain foreign investment entities, defined as passive foreign investment companies (PFICs) in the Internal Revenue Code, it may be subject to U.S. federal income tax on a portion of any excess distribution or gain from the disposition of such shares. Interest charges may also be imposed on the fund with respect to deferred taxes arising from such distributions or gains. Generally, the fund will elect to mark-to-market any PFIC shares. Unrealized gains will be recognized as income for tax purposes and must be distributed to shareholders as dividends.
The fund is treated as a separate entity from the other funds of Fidelity Devonshire Trust for tax purposes.
OTHER TAX INFORMATION. The information above is only a summary of some of the tax consequences generally affecting the fund and its shareholders, and no attempt has been made to discuss individual tax consequences. In addition to federal income taxes, shareholders may be subject to state and local taxes on fund distributions, and shares may be subject to state and local personal property taxes. Investors should consult their tax advisers to determine whether the fund is suitable to their particular tax situation.
FMR
All of the stock of FMR is owned by FMR Corp., its parent company organized in 1972. Through ownership of voting common stock and the execution of a shareholders' voting agreement, Edward C. Johnson 3d, Johnson family members, and various trusts for the benefit of the Johnson family form a controlling group with respect to FMR Corp.
At present, the principal operating activities of FMR Corp. are those conducted by three of its divisions as follows: FSC, which is the transfer and shareholder servicing agent for certain of the funds advised by FMR; Fidelity Investments Institutional Operations Company, which performs shareholder servicing functions for institutional customers and funds sold through intermediaries; and Fidelity Investments Retail Marketing Company, which provides marketing services to various companies within the Fidelity organization.
Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that sets forth all employees' fiduciary responsibilities regarding the funds, establishes procedures for personal investing and restricts certain transactions. For example, all personal trades in most securities require pre-clearance, and participation in initial public offerings is prohibited. In addition, restrictions on the timing of personal investing in relation to trades by Fidelity funds and on short-term trading have been adopted.
TRUSTEES AND OFFICERS
The Trustees and executive officers of the trust are listed below. Except as indicated, each individual has held the office shown or other offices in the same company for the last five years. All persons named as Trustees also serve in similar capacities for other funds advised by FMR. Unless otherwise noted, the business address of each Trustee and officer is 82 Devonshire Street, Boston, Massachusetts 02109, which is also the address of FMR. Those Trustees who are "interested persons" (as defined in the Investment Company Act of 1940) by virtue of their affiliation with either the trust or FMR are indicated by an asterisk (*).
*EDWARD C. JOHNSON 3d, Trustee and President, is Chairman, Chief Executive Officer and a Director of FMR Corp.; a Director and Chairman of the Board and of the Executive Committee of FMR; Chairman and a Director of FMR Texas Inc. (1989), Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc.
*J. GARY BURKHEAD, Trustee and Senior Vice President, is President of FMR; and President and a Director of FMR Texas Inc. (1989), Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc. RALPH F. COX, 200 Rivercrest Drive, Fort Worth, TX, Trustee (1991), is a consultant to Western Mining Corporation (1994). Prior to February 1994, he was President of Greenhill Petroleum Corporation (petroleum exploration and production, 1990). Until March 1990, Mr. Cox was President and Chief Operating Officer of Union Pacific Resources Company (exploration and production). He is a Director of Sanifill Corporation (non-hazardous waste,
1993) and CH2M Hill Companies (engineering). In addition, he served on the Board of Directors of the Norton Company (manufacturer of industrial devices, 1983-1990) and continues to serve on the Board of Directors of the Texas State Chamber of Commerce, and is a member of advisory boards of Texas A&M University and the University of Texas at Austin.
PHYLLIS BURKE DAVIS, P.O. Box 264, Bridgehampton, NY, Trustee (1992). Prior to her retirement in September 1991, Mrs. Davis was the Senior Vice President of Corporate Affairs of Avon Products, Inc. She is currently a Director of BellSouth Corporation (telecommunications), Eaton Corporation (manufacturing, 1991), and the TJX Companies, Inc. (retail stores, 1990), and previously served as a Director of Hallmark Cards, Inc. (1985-1991) and Nabisco Brands, Inc. In addition, she is a member of the President's Advisory Council of The University of Vermont School of Business Administration.
RICHARD J. FLYNN, 77 Fiske Hill, Sturbridge, MA, Trustee, is a financial consultant. Prior to September 1986, Mr. Flynn was Vice Chairman and a Director of the Norton Company (manufacturer of industrial devices). He is currently a Trustee of College of the Holy Cross and Old Sturbridge Village, Inc.
E. BRADLEY JONES, 3881-2 Lander Road, Chagrin Falls, OH, Trustee (1990). Prior to his retirement in 1984, Mr. Jones was Chairman and Chief Executive Officer of LTV Steel Company. Prior to May 1990, he was Director of National City Corporation (a bank holding company) and National City Bank of Cleveland. He is a Director of TRW Inc. (original equipment and replacement products), Cleveland-Cliffs Inc (mining), NACCO Industries, Inc. (mining and marketing), Consolidated Rail Corporation, Birmingham Steel Corporation, Hyster-Yale Materials Handling, Inc. (1989), and RPM, Inc. (manufacturer of chemical products, 1990). In addition, he serves as a Trustee of First Union Real Estate Investments, a Trustee and member of the Executive Committee of the Cleveland Clinic Foundation, a Trustee and member of the Executive Committee of University School (Cleveland), and a Trustee of Cleveland Clinic Florida.
DONALD J. KIRK, One Harborside, 680 Steamboat Road, Greenwich, CT, Trustee, is Executive-in-Residence (1995) at Columbia University Graduate School of Business and a financial consultant. From 1987 to January 1995, Mr. Kirk was a Professor at Columbia University Graduate School of Business. Prior to 1987, he was Chairman of the Financial Accounting Standards Board. Mr. Kirk is a Director of General Re Corporation (reinsurance) and Valuation Research Corp. (appraisals and valuations, 1993). In addition, he serves as Vice Chairman of the Board of Directors of the National Arts Stabilization Fund, Vice Chairman of the Board of Trustees of the Greenwich Hospital Association, and as a Member of the Public Oversight Board of the American Institute of Certified Public Accountants' SEC Practice Section (1995). *PETER S. LYNCH, Trustee (1990) is Vice Chairman of FMR (1992). Prior to his retirement on May 31, 1990, he was a Director of FMR (1989) and Executive Vice President of FMR (a position he held until March 31, 1991); Vice President of Fidelity Magellan Fund and FMR Growth Group Leader; and Managing Director of FMR Corp. Mr. Lynch was also Vice President of Fidelity Investments Corporate Services (1991-1992). He is a Director of W.R. Grace & Co. (chemicals, 1989) and Morrison Knudsen Corporation (engineering and construction). In addition, he serves as a Trustee of Boston College, Massachusetts Eye & Ear Infirmary, Historic Deerfield
(1989) and Society for the Preservation of New England Antiquities, and as an Overseer of the Museum of Fine Arts of Boston (1990).
GERALD C. McDONOUGH, 135 Aspenwood Drive, Cleveland, OH, Trustee (1989), is Chairman of G.M. Management Group (strategic advisory services). Prior to his retirement in July 1988, he was Chairman and Chief Executive Officer of Leaseway Transportation Corp. (physical distribution services). Mr. McDonough is a Director of ACME-Cleveland Corp. (metal working, telecommunications and electronic products), Brush-Wellman Inc. (metal refining), York International Corp. (air conditioning and refrigeration,
1989), Commercial Intertech Corp. (water treatment equipment, 1992), and Associated Estates Realty Corporation (a real estate investment trust,
1993).
EDWARD H. MALONE, 5601 Turtle Bay Drive #2104, Naples, FL, Trustee. Prior to his retirement in 1985, Mr. Malone was Chairman, General Electric Investment Corporation and a Vice President of General Electric Company. He is a Director of Allegheny Power Systems, Inc. (electric utility), General Re Corporation (reinsurance) and Mattel Inc. (toy manufacturer). In addition, he serves as a Trustee of Corporate Property Investors, the EPS Foundation at Trinity College, the Naples Philharmonic Center for the Arts, and Rensselaer Polytechnic Institute, and he is a member of the Advisory Boards of Butler Capital Corporation Funds and Warburg, Pincus Partnership Funds.
MARVIN L. MANN, 55 Railroad Avenue, Greenwich, CT, Trustee (1993) is Chairman of the Board, President, and Chief Executive Officer of Lexmark International, Inc. (office machines, 1991). Prior to 1991, he held the positions of Vice President of International Business Machines Corporation ("IBM") and President and General Manager of various IBM divisions and subsidiaries. Mr. Mann is a Director of M.A. Hanna Company (chemicals,
1993) and Infomart (marketing services, 1991), a Trammell Crow Co. In addition, he serves as the Campaign Vice Chairman of the Tri-State United Way (1993) and is a member of the University of Alabama President's Cabinet
(1990).
THOMAS R. WILLIAMS, 21st Floor, 191 Peachtree Street, N.E., Atlanta, GA, Trustee, is President of The Wales Group, Inc. (management and financial advisory services). Prior to retiring in 1987, Mr. Williams served as Chairman of the Board of First Wachovia Corporation (bank holding company), and Chairman and Chief Executive Officer of The First National Bank of Atlanta and First Atlanta Corporation (bank holding company). He is currently a Director of BellSouth Corporation (telecommunications), ConAgra, Inc. (agricultural products), Fisher Business Systems, Inc. (computer software), Georgia Power Company (electric utility), Gerber Alley & Associates, Inc. (computer software), National Life Insurance Company of Vermont, American Software, Inc. (1989), and AppleSouth, Inc. (restaurants,
1992).
CURTIS HOLLINGSWORTH, is manager and vice president of Spartan Long-Term Government Bond, which he has managed since October 1993. Mr. Hollingsworth also manages Fidelity Short-Intermediate Government, Institutional Short-Intermediate Government, Spartan Limited Maturity Government, and Spartan Short-Intermediate Government. Previously, he managed Government Securities and Advisor Government Investment. Mr. Hollingsworth joined Fidelity in 1983.
ARTHUR S. LORING, Secretary, is Senior Vice President (1993) and General Counsel of FMR, Vice President - Legal of FMR Corp., and Vice President and Clerk of FDC.
STEPHEN P. JONAS, Treasurer (1995), is Treasurer and Vice President of FMR
(1993). Mr. Jonas is also Treasurer of FMR Texas Inc. (1994), Fidelity Management & Research (U.K.) Inc. (1994), and Fidelity Management & Research (Far East) Inc. (1994). Prior to becoming Treasurer of FMR, Mr. Jonas was Senior Vice President, Finance - Fidelity Brokerage Services, Inc. (1991-1992) and Senior Vice President, Strategic Business Systems - Fidelity Investments Retail Marketing Company (1989-1991).
JOHN H. COSTELLO, Assistant Treasurer, is an employee of FMR.
LEONARD M. RUSH, Assistant Treasurer (1994), is an employee of FMR (1994). Prior to becoming Assistant Treasurer of the Fidelity Funds, Mr. Rush was Chief Compliance Officer of FMR Corp. (1993-1994); Chief Financial Officer of Fidelity Brokerage Services, Inc. (1990-1993); and Vice President, Assistant Controller, and Director of the Accounting Department - First Boston Corp. (1986-1990).
The following table sets forth information describing the compensation of each current non-interested trustee of the fund for his or her services as trustee for the fiscal year ended January 31, 1995. Interested trustees and officers are compensated by FMR.
      COMPENSATION TABLE


                      Aggregate       Pension or          Estimated Annual    Total
                      Compensation    Retirement          Benefits Upon       Compensation
                      from            Benefits Accrued    Retirement from     from the Fund
                      the Fund        as Part of          the Fund            Complex*
                                      Fund Expenses       Complex*
                                      from the
                                      Fund Complex*

Ralph F. Cox          $ 31            $ 5,200             $ 52,000            $ 125,000

Phyllis Burke Davis    30              5,200               52,000              122,000

Richard J. Flynn       38              0                   52,000              154,500

E. Bradley Jones       31              5,200               49,400              123,500

Donald J. Kirk         31              5,200               52,000              125,000

Gerald C. McDonough    31              5,200               52,000              125,000

Edward H. Malone       32              5,200               44,200              128,000

Marvin L. Mann         31              5,200               52,000              125,000

Thomas R. Williams     31              5,200               52,000              126,500


* Information is as of December 31, 1994 for all 206 funds in the complex. Under a retirement program adopted in July 1988, the non-interested Trustees, upon reaching age 72, become eligible to participate in a retirement program under which they receive payments during their lifetime from a fund based on their basic trustee fees and length of service. The obligation of a fund to make such payments are not secured or funded. Trustees become eligible if, at the time of retirement, they have served on the Board for at least five years. Currently, Messrs. Ralph S. Saul, William R. Spaulding, Bertram H. Witham, and David L. Yunich, all former non-interested Trustees, receive retirement benefits under the program
As of January 31, 1995, the Trustees and officers of the fund owned, in the aggregate, less than 1% of the fund's total outstanding shares.
MANAGEMENT CONTRACT
The fund employs FMR to furnish investment advisory and other services. Under its management contract with the fund, FMR acts as investment adviser and, subject to the supervision of the Board of Trustees, directs the investments of the fund in accordance with its investment objective, policies, and limitations. FMR also provides the fund with all necessary office facilities and personnel for servicing the fund's investments, and compensates all officers of the fund and all Trustees who are "interested persons" of the trust or of FMR, and all personnel of the fund or FMR performing services relating to research, statistical, and investment activities.
In addition, FMR or its affiliates, subject to the supervision of the Board of Trustees, provide the management and administrative services necessary for the operation of the fund. These services include providing facilities for maintaining the fund's organization; supervising relations with custodians, transfer and pricing agents, accountants, underwriters, and other persons dealing with the fund; preparing all general shareholder communications and conducting shareholder relations; maintaining the fund's records and the registration of the fund's shares under federal and state law; developing management and shareholder services for the fund; and furnishing reports, evaluations, and analyses on a variety of subjects to the Trustees.
FMR is responsible for the payment of all expenses of the fund with certain exceptions. Specific expenses payable by FMR include, without limitation, expenses for the typesetting, printing, and mailing of proxy materials to shareholders; legal expenses, and the fees of the custodian, auditor and non-interested Trustees; costs of typesetting, printing, and mailing prospectuses and statements of additional information, notices and reports to shareholders; and the fund's proportionate share of insurance premiums and Investment Company Institute dues. FMR also provides for transfer agent and dividend disbursing service and portfolio and general accounting record maintenance through FSC.
FMR pays all other expenses of the fund with the following exceptions: fees and expenses of all Trustees of the trust who are not "interested persons" of the trust or FMR (the non-interested Trustees); interest on borrowings; taxes; brokerage commissions (if any); and such nonrecurring expenses as may arise, including costs of any litigation to which the fund may be a party, and any obligation it may have to indemnify the officers and Trustees with respect to litigation.
FMR is the fund's manager pursuant to a management contract dated July 19, 1990, which was approved by shareholders on September 18, 1991. The management fee paid to FMR is reduced by an amount equal to the fees and expenses of the non-interested Trustees.
For the services of FMR under the contract, the fund pays FMR a monthly management fee at the annual rate of .65% of the average net assets of the fund throughout the month. For the fiscal years ended January 31, 1995, 1994, and 1993, FMR received $409,492, $557,381, and $507,937, respectively, after reduction of fees and expenses of the non-interested
Trustees.
FMR may, from time to time, voluntarily reimburse all or a portion of the fund's operating expenses (exclusive of interest, taxes, brokerage commissions, and extraordinary expenses). FMR retains the ability to be repaid for these expense reimbursements in the amount that expenses fall below the limit prior to the end of the fiscal year. Expense reimbursements by FMR will increase the fund's total returns and yield and repayment of the reimbursement by the fund will lower its total returns and yield.
To defray shareholder service costs, FMR or its affiliates also collect the fund's $5.00 exchange fee, $5.00 account closeout fee, and $5.00 fee for wire purchases and redemptions, and $2.00 checkwriting charge. Shareholder transaction fees and charges collected by FMR are indicated in the table below.
Years Ended   Exchange   Account    Wire   Checkwriting

January 31   Fees   Closeout Fees    Fees   Charge

1995   $ 8,755   $ 295   $ 90   $ 86

1994    10,505    180     175    96

1993    14,895    210     520    N/A

DISTRIBUTION AND SERVICE PLAN
The Trustees have approved a Distribution and Service Plan on behalf of the fund (the Plan) pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the Rule). The Rule provides in substance that a mutual fund may not engage directly or indirectly in financing any activity that is primarily intended to result in the sale of shares of the fund except pursuant to a plan approved on behalf of the fund under the Rule. The Plan, as approved by the Trustees, allows the fund and FMR to incur certain expenses that might be considered to constitute indirect payment by the fund of distribution expenses.
Under the Plan, if the payment of management fees by the fund is deemed to be indirect financing by the fund of the distribution of its shares, such payment is authorized by the Plan. The Plan also specifically recognizes that FMR, either directly or through FDC, may use its management fee revenue, past profits, or other resources, without limitation, to pay promotional and administrative expenses in connection with the offer and sale of shares of the fund. In addition, the Plan provides that FMR may use its resources, including its management fee revenues, to make payments to third parties that provide assistance in selling shares of the fund, or to third parties, including banks, that render shareholder support services. The Trustees have not authorized such payments to date.
Prior to approving the Plan, the Trustees carefully considered all pertinent factors relating to the implementation of the Plan prior to its approval, and have determined that there is a reasonable likelihood that the Plan will benefit the fund and its shareholders. In particular, the Trustees noted that the Plan does not authorize payments by the fund other than those made to FMR under its management contract with the fund. To the extent that the Plan gives FMR and FDC greater flexibility in connection with the distribution of shares of the fund, additional sales of the fund's shares may result. Furthermore, certain shareholder support services may be provided more effectively under the Plan by local entities with whom shareholders have other relationships.
The Plan was approved by shareholders on September 18, 1991.
The Glass-Steagall Act generally prohibits federally and state chartered or supervised banks from engaging in the business of underwriting, selling, or distributing securities. Although the scope of this prohibition under the Glass-Steagall Act has not been clearly defined by the courts or appropriate regulatory agencies, FDC believes that the Glass-Steagall Act should not preclude a bank from performing shareholder support services, or servicing and recordkeeping functions. FDC intends to engage banks only to perform such functions. However, changes in federal or state statutes and regulations pertaining to the permissible activities of banks and their affiliates or subsidiaries, as well as further judicial or administrative decisions or interpretations, could prevent a bank from continuing to perform all or a part of the contemplated services. If a bank were prohibited from so acting, the Trustees would consider what actions, if any, would be necessary to continue to provide efficient and effective shareholder services. In such event, changes in the operation of the fund might occur, including possible termination of any automatic investment or redemption or other services then provided by the bank. It is not expected that shareholders would suffer any adverse financial consequences as a result of any of these occurrences. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein, and banks and financial institutions may be required to register as dealers pursuant to state law.
The fund may execute portfolio transactions with, and purchase securities issued by, depository institutions that receive payments under the Plan. No preference for the instruments of such depository institutions will be shown in the selection of investments.
CONTRACTS WITH COMPANIES AFFILIATED WITH FMR
FSC performs transfer agency, dividend disbursing, and shareholder servicing functions for the fund. The costs of these services are borne by FMR pursuant to its management contract with the fund. FSC also calculates the fund's net asset value per share and dividends, maintains the fund's general accounting records, and administers the fund's securities lending program. The costs of these services are also borne by FMR pursuant to its management contract with the fund.
The fund has a distribution agreement with FDC, a Massachusetts corporation organized on July 18, 1960. FDC is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The distribution agreement calls for FDC to use all reasonable efforts, consistent with its other business, to secure purchasers for shares of the fund, which are continuously offered at net asset value. Promotional and administrative expenses in connection with the offer and sale of shares are paid by FMR.
DESCRIPTION OF THE TRUST
TRUST ORGANIZATION. Spartan Long-Term Government Bond Fund is a fund of Fidelity Devonshire Trust, which was originally organized as a Massachusetts corporation on December 16, 1965. On May 31, 1985, the trust was reorganized as a Massachusetts business trust, at which time its name was changed from Fidelity Equity-Income Fund, Inc. to Fidelity Equity-Income Fund. On December 19, 1986, the Board of Trustees voted to change the name of the trust from Fidelity Equity-Income Fund to Fidelity Devonshire Trust. Currently, there are six funds of the trust: Spartan Adjustable Rate Government Fund; Fidelity Equity-Income Fund; Fidelity Real Estate Investment Portfolio; Fidelity Utilities Fund; Fidelity Mid-Cap Stock Fund; and Spartan Long-Term Government Bond Fund. The Declaration of Trust permits the Trustees to create additional funds.
In the event that FMR ceases to be the investment adviser to the trust or a fund, the right of the trust or fund to use the identifying names "Fidelity" and "Spartan" may be withdrawn.
The assets of the trust received for the issue or sale of shares of each fund and all income, earnings, profits, and proceeds thereof, subject only to the rights of creditors, are especially allocated to such fund, and constitute the underlying assets of such fund. The underlying assets of each fund are segregated on the books of account, and are to be charged with the liabilities with respect to such fund and with a share of the general expenses of the trust. Expenses with respect to the trust are to be allocated in proportion to the asset value of the respective funds, except where allocations of direct expense can otherwise be fairly made. The officers of the trust, subject to the general supervision of the Board of Trustees, have the power to determine which expenses are allocable to a given fund, or which are general or allocable to all of the funds. In the event of the dissolution or liquidation of the trust, shareholders of each fund are entitled to receive as a class the underlying assets of such fund available for distribution.
SHAREHOLDER AND TRUSTEE LIABILITY. The trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders of such a trust may, under certain circumstances, be held personally liable for the obligations of the trust. The Declaration of Trust provides that the trust shall not have any claim against shareholders except for the payment of the purchase price of shares and requires that each agreement, obligation, or instrument entered into or executed by the trust or the Trustees include a provision limiting the obligations created thereby to the trust and its assets. The Declaration of Trust provides for indemnification out of each fund's property of any shareholder held personally liable for the obligations of the fund. The Declaration of Trust also provides that each fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the fund and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which a fund itself would be unable to meet its obligations. FMR believes that, in view of the above, the risk of personal liability to shareholders is remote.
The Declaration of Trust further provides that the Trustees, if they have exercised reasonable care, will not be liable for any neglect or wrongdoing, but nothing in the Declaration of Trust protects Trustees against any liability to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office.
VOTING RIGHTS. Each fund's capital consists of shares of beneficial interest. As a shareholder, you receive one vote for each dollar value of net asset value you own. The shares have no preemptive or conversion rights; the voting and dividend rights, the right of redemption, and the privilege of exchange are described in the Prospectus. Shares are fully paid and nonassessable, except as set forth under the heading "Shareholder and Trustee Liability" above. Shareholders representing 10% or more of the trust or a fund may, as set forth in the Declaration of Trust, call meetings of the trust or a fund for any purpose related to the trust or fund, as the case may be, including, in the case of a meeting of the entire trust, the purpose of voting on removal of one or more Trustees. The trust or any fund may be terminated upon the sale of its assets to another open-end management investment company, or upon liquidation and distribution of its assets, if approved by vote of the holders of a majority of the trust or the fund, as determined by the current value of each shareholder's investment in the fund or trust. If not so terminated, the trust and its funds will continue indefinitely.
CUSTODIAN. The Bank of New York, 110 Washington Street, New York, New York, is custodian of the assets of the fund. The custodian is responsible for the safekeeping of the fund's assets and the appointment of subcustodian banks and clearing agencies. The custodian takes no part in determining investment policies of the fund or in deciding which securities are purchased or sold by the fund. The fund may, however, invest in obligations of the custodian and may purchase securities from or sell securities to the custodian.
FMR, its officers and directors, its affiliated companies, and the trust's Trustees may from time to time have transactions with various banks, including banks serving as custodians for certain of the funds advised by FMR. Transactions that have occurred to date include mortgages and personal and general business loans. In the judgment of FMR, the terms and conditions of those transactions were not influenced by existing or potential custodial or other fund relationships.
AUDITOR. Coopers & Lybrand L.L.P., One Post Office Square, Boston, Massachusetts serves as the trust's independent accountant. The auditor examines financial statements for the fund and provides other audit, tax, and related services.
FINANCIAL STATEMENTS
The fund's financial statements and financial highlights for the fiscal year ended January 31, 1995 are included in the fund's Annual Report, which is a separate report supplied with this Statement of Additional Information. The fund's financial statements and financial highlights are incorporated herein by reference.
APPENDIX
DOLLAR-WEIGHTED AVERAGE MATURITY is derived by multiplying the value of each investment by the number of days remaining to its maturity, adding these calculations, and then dividing the total by the value of the fund's portfolio. An obligation's maturity is typically determined on a stated final maturity basis, although there are some exceptions to this rule.
For example, if it is probable that the issuer of an instrument will take advantage of a maturity-shortening device, such as a call, refunding, or redemption provision, the date on which the instrument will probably be called, refunded, or redeemed may be considered to be its maturity date. Also, the maturities of mortgage-backed securities and some asset-backed securities, such as collateralized mortgage obligations, are determined on a weighted average life basis, which is the average time for principal to be repaid. For a mortgage security, this average time is calculated by estimating the expected principal payments during the life of the mortgage. The weighted average life of these securities is likely to be substantially shorter than their stated final maturity.
SPARTAN(registered trademark)


(registered trademark)
LONG-TERM GOVERNMENT BOND
FUND
ANNUAL REPORT
JANUARY 31, 1995
CONTENTS


PRESIDENT'S MESSAGE      3    Ned Johnson on investing
                              strategies.

PERFORMANCE              4    How the fund has done over time.

FUND TALK                7    The manager's review of fund
                              performance, strategy and outlook.

INVESTMENT CHANGES       10   A summary of major shifts in the
                              fund's investments over the past six
                              months.

INVESTMENTS              11   A complete list of the fund's
                              investments with their market
                              values.

FINANCIAL STATEMENTS     12   Statements of assets and liabilities,
                              operations, and changes in net
                              assets,
                              as well as financial highlights.

NOTES                    16   Notes to the financial statements.

REPORT OF INDEPENDENT    19   The auditors' opinion.
ACCOUNTANTS

DISTRIBUTIONS            20


THIS REPORT AND THE FINANCIAL STATEMENTS CONTAINED HEREIN ARE SUBMITTED FOR THE GENERAL
INFORMATION OF THE SHAREHOLDERS OF THE FUND. THIS REPORT IS NOT AUTHORIZED FOR DISTRIBUTION TO
PROSPECTIVE INVESTORS IN THE FUND UNLESS PRECEDED OR ACCOMPANIED BY AN
EFFECTIVE
PROSPECTUS. MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY
DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD OR
ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF
PRINCIPAL. NEITHER THE FUND NOR FIDELITY DISTRIBUTORS CORPORATION IS A BANK. FOR MORE
INFORMATION ON ANY FIDELITY FUND, INCLUDING CHARGES AND EXPENSES, CALL 1-800-544-8888 FOR
A FREE PROSPECTUS. READ IT CAREFULLY BEFORE YOU INVEST OR SEND MONEY. PRESIDENT'S MESSAGE




DEAR SHAREHOLDER:
Although there have been a few positive market indications so far in 1995, no one can predict what lies ahead for investors. Last year, stocks posted below-average returns and bonds had one of the worst years in history. This downturn followed a period in which the investing environment was generally very positive.
These market ups and downs are a normal part of investing, and there are some basic principles that are helpful for investors to remember in different types of markets.
If you can leave your money invested over the long term, you can avoid the results of the volatility that generally accompanies the stock market in the short term, as we witnessed last year. You also can help to manage some of the risks of investing through diversification. A stock fund is already diversified because it invests in many issues. You can diversify even further by placing some of your money in several different types of stock funds or in other investment categories, such as bonds.
If you have a short investment time horizon, you might want to consider moving some of your investment into a money market fund, which seeks income and a stable share price by investing in high-quality, short-term investments. Of course, there is no assurance that a money market fund will achieve its goal, and it is important to remember that money market funds are not insured or guaranteed by any agency of the U.S. government. Finally, no matter what your investment horizon or portfolio diversity, it makes good sense to follow a regular investment plan - investing a certain amount of money at the same time each month or quarter - and to review your portfolio periodically. A periodic investment plan will not, of course, assure a profit or protect against a loss.
If you have any questions, please call us at 1-800-544-8888. We stand ready to provide the information you need to make the investments that are right for you.
Best regards,
Edward C. Johnson 3d
PERFORMANCE: THE BOTTOM LINE


There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. A fund's total return includes changes in a fund's share price, plus reinvestment of any dividends (or income) and capital gains (the profits the fund earns when it sells bonds that have grown in value), and the effect of the $5 account closeout fee. You can also look at the fund's income to measure performance.
CUMULATIVE TOTAL RETURNS
PERIODS ENDED JANUARY 31, 1995                    PAST 1    LIFE OF
                                                  YEAR      FUND

Spartan Long-Term Government Bond                 -12.45%   46.65%

Lehman Brothers Long-Term Government Bond Index   -7.54%    n/a

Average General U.S. Government Bond Fund         -4.25%    n/a

Consumer Price Index                              2.80%     13.26%

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, one year, or since the fund started on September 28, 1990. For example, if you invested $1,000 in a fund that had a 5% return over the past year, you would end up with $1,050. You can compare these figures to the Lehman Brothers Long-Term Government Bond Index - a broad measure of the performance of long-term government bonds. To measure how the fund's performance stacked up against its peers, you can also look at the average general U.S. government bond fund, which currently reflects the performance of 146 funds tracked by Lipper Analytical Services. These benchmarks include reinvested dividends and capital gains, if any. Comparing the fund's performance to the consumer price index (CPI) helps show how your fund did compared to inflation. (The CPI returns begin on the month end closest to the fund's start date.)
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED JANUARY 31, 1995                    PAST 1    LIFE OF
                                                  YEAR      FUND

Spartan Long-Term Government Bond                 -12.45%   9.21%

Lehman Brothers Long-Term Government Bond Index   -7.54%    n/a

Average General U.S. Government Bond Fund         -4.25%    n/a

Consumer Price Index                              2.80%     2.91%

AVERAGE ANNUAL TOTAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.
$10,000 OVER LIFE OF FUND
              Spartan Long-Term GoLB Long Term Gov't B
     09/30/90            10000.00            10000.00
     10/31/90            10380.00            10232.00
     11/30/90            10820.00            10663.79
     12/31/90            11019.82            10876.00
     01/31/91            11140.92            11006.51
     02/28/91            11161.10            11059.34
     03/31/91            11182.92            11102.47
     04/30/91            11367.25            11243.48
     05/31/91            11377.50            11234.48
     06/30/91            11297.11            11150.22
     07/31/91            11484.52            11325.28
     08/31/91            11901.01            11718.27
     09/30/91            12162.30            12088.57
     10/31/91            12151.72            12107.91
     11/30/91            12299.78            12173.29
     12/31/91            12934.77            12909.77
     01/31/92            12587.53            12504.41
     02/29/92            12674.34            12580.68
     03/31/92            12576.86            12444.81
     04/30/92            12631.97            12431.12
     05/31/92            12940.60            12784.17
     06/30/92            13117.72            12964.42
     07/31/92            13543.77            13507.63
     08/31/92            13577.41            13600.84
     09/30/92            13745.02            13806.21
     10/31/92            13505.68            13516.28
     11/30/92            13653.85            13578.45
     12/31/92            13976.82            13954.58
     01/31/93            14343.39            14352.28
     02/28/93            14780.90            14840.26
     03/31/93            14944.93            14875.88
     04/30/93            15017.01            14985.96
     05/31/93            15065.07            15035.41
     06/30/93            15588.43            15675.92
     07/31/93            15893.61            15939.28
     08/31/93            16394.10            16594.38
     09/30/93            16563.72            16649.14
     10/31/93            16737.16            16772.34
     11/30/93            16192.06            16337.94
     12/31/93            16304.31            16388.59
     01/31/94            16751.37            16780.28
     02/28/94            15725.77            16092.28
     03/31/94            14897.33            15384.22
     04/30/94            14586.69            15201.15
     05/31/94            14262.54            15096.26
     06/30/94            14166.33            14948.32
     07/31/94            14616.27            15459.55
     08/31/94            14493.56            15340.51
     09/30/94            14029.85            14855.75
     10/31/94            13974.77            14800.79
     11/30/94            14057.38            14894.03
     12/31/94            14305.53            15121.91
     01/31/95            14667.70            15510.00

$10,000 OVER LIFE OF FUND: Let's say you invested $10,000 in Spartan Long-Term Government Bond Fund on September 30, 1990, shortly after the fund started. As the chart shows, by January 31, 1995, the value of your investment, with dividends reinvested would have grown to $14,668 - a 46.68% increase on your initial investment. This assumes you still owned the fund on January 31, 1995 and therefore does not include the effect of the $5 account closeout fee. For comparison, look at how the Lehman Brothers Long-Term Government Bond Index did over the same period. With dividends reinvested, the same $10,000 investment would have grown to $15,510 - a 55.10% increase.
UNDERSTANDING
PERFORMANCE
How a fund did yesterday is
no guarantee of how it will do
tomorrow. Bond prices, for
example, move in the
opposite direction of interest
rates. In turn, the share price,
return, and yield of a fund
that invests in bonds will vary.
That means if you sell your
shares during a market
downturn, you might lose
money. But if you can ride out
the market's ups and downs,
you may have a gain.
(checkmark)
TOTAL RETURN COMPONENTS
      YEARS ENDED JANUARY 31,                         FROM
                                                      SEPTEMBER 28,
                                                      1990 TO

      1995                       1994   1993   1992   JANUARY 31, 1991

Dividend return         4.13%     7.14%    7.69%    7.15%    1.01%

Capital appreciation    -16.58%    9.63%    6.24%    5.82%   10.38%
  return

Total return            -12.45%   16.77%   13.93%   12.97%   11.39%

DIVIDEND returns and capital appreciation returns are both part of a bond fund's total return. A dividend return reflects the actual dividends paid by the fund. A capital appreciation return reflects both the amount paid by the fund to shareholders as capital gain distributions and changes in the fund's share price. Both returns assume the dividends or gains are reinvested. Capital appreciation and total returns include the effect of the $5 account closeout fee on an average sized account.
DIVIDENDS AND YIELD
PERIODS ENDED JANUARY 31, 1995    PAST    PAST 6         PAST 1
                                  MONTH   MONTHS         YEAR

Dividends per share               -       22.00(cents)   52.00(cents)

Annualized dividend rate          -       4.24%          4.88%

30-day annualized yield           7.16%   -              -

DIVIDENDS per share show the income paid by the fund for a set period and do not reflect any tax reclassifications. If you annualize this number, based on an average share price of $10.30 over the past six months and $10.66 over the past year, you can compare the fund's income over these two periods. The 30-day annualized YIELD is a standard formula for all funds based on the yields of the bonds in the fund, averaged over the past 30 days. This figure shows you the yield characteristics of the fund's investments at the end of the period. It also helps you compare funds from different companies on an equal basis.
FUND TALK: THE MANAGER'S OVERVIEW



MARKET RECAP
Although there was a small bond
market rally in January, sharply
rising interest rates caused a severe
downturn in U.S. bond markets
during the 12 months ended
January 31, 1995. Yields rose
sharply - and prices fell - on
virtually all types of fixed-income
investments. For the 12 months
ended January 31, 1995, the
Lehman Brothers Aggregate Bond
Index - a broad measure of
taxable bonds in the U.S. bond
market - had a total return of
-2.31%. The Federal Reserve
Board raised the federal funds rate
- the rate banks charge each other
for overnight loans - from 3.00% to
5.50% from February to
November, causing other interest
rates to rise. The Fed was hoping
to head off future inflation that might
be triggered by an improving U.S.
economy. The resulting higher
rates slowed refinancing activity in
mortgage-backed securities,
helping them to outperform
comparable Treasury bonds. The
Salomon Brothers Mortgage Index
returned -0.23% during the
period. Interest rate increases in
many foreign bond markets
followed the rate hikes in the U.S.
Weakness in the U.S. dollar,
however, helped the Salomon
Brothers World Government Bond
Index - which measures bond
market performance in the
developed world, including the
U.S. - to post a 3.66% return.
The JP Morgan Emerging Markets
Bond Index was down 21.71%, on
the heels of market corrections in
many emerging markets earlier in
the year and Mexico's devaluation
of the peso in December.
An interview with Curt Hollingsworth, Portfolio Manager of Fidelity Spartan Long-Term Government Bond Fund
Q. CURT, HOW HAS THE FUND PERFORMED?
A. It has been a difficult year for the fund. For the 12 months ended January 31, 1995, the fund had a total return of -12.45%. According to Lipper Analytical Services, the average general U.S. government bond fund had a total return of -4.25%.
Q. WHAT CAUSED THE FUND TO SHARPLY UNDERPERFORM THE AVERAGE FUND?
A. There were two reasons. First, the funds included in Lipper's average U.S. government bond fund category had an average duration that was much shorter than the duration of this fund. Duration is a measure of a fund's sensitivity to changes in interest rates. The longer the duration, the more sensitive a fund is to interest rate changes. Since many of the funds in the Lipper category aren't focused on longer-term bonds, the average duration of funds in this category was around five years. However, this fund, with its long-term focus, had a duration closer to 10 years. That means the fund was about twice as interest-rate sensitive as the funds it was compared to. Second, the fund's performance was hurt by a strategy that didn't work as I intended in a rising interest rate environment.
Q. WHAT STRATEGY WAS THAT?
A. In October 1993, the fund began using a strategy called duration averaging. This strategy was designed to profit from the long-term cyclical nature of interest rates. Using this strategy, I would lengthen the average duration of the fund after a rise in interest rates, causing it to become more aggressively positioned for a drop in interest rates. Conversely, I would invest in bonds with shorter maturities if interest rates fell, causing the fund to become more defensive by positioning it for rising interest rates.
Q. INTEREST RATES HAVE CLIMBED STEADILY OVER THE YEAR. WHAT EFFECT DID THAT
HAVE?
A. The interest rate environment was especially difficult for a longer-term bond fund, because its share price is extremely sensitive to changes in interest rates. Using duration averaging, as rates started going up more and more, the fund's duration got longer and longer, making it more vulnerable to each rate increase.
Q. ARE YOU STILL USING DURATION AVERAGING?
A. No. I stopped using this strategy in the summer of 1994, because I didn't believe it would lead to a return advantage in the foreseeable future. Instead, I believe success in this environment will be achieved through sector and security selection, while maintaining a duration neutral approach. I'm seeking to match the fund's duration to that of a government bond index. I believe it is equally likely that interest rates will go up or down over the next year, so for me to invest based on what I think will happen with interest rates would not be as constructive as focusing on adding value by investing in cheap individual securities.
Q. WHAT CAN YOU TELL US ABOUT THE STRUCTURE OF THE FUND?
A. At the end of the period, the fund had a very simple portfolio structure. More than 98% of the fund's investments was in U.S. Treasury bonds, with very small percentages in U.S. government agency issues and short-term cash investments. My feeling was that the Treasuries were more attractive than other options. As far as choosing Treasuries is concerned, I've underweighted the fund in what are known as "current" 30-year Treasury bonds. These are bonds that have been on the market for no more than three months, having been issued at one of the bond auctions that occurs quarterly. These current bonds typically trade at lower yields - and higher prices - than older 30-year bonds. That's because they're more easily tradable, making bond traders - who earn money simply by buying and selling securities - more willing to pay a premium for them. Of course, paying a premium doesn't make sense for the fund, because its goal is to provide income and to increase the value of the fund's shares, with a much longer time frame than that of bond traders. Over the past several years, as current long bonds have become older, the yields they offer have grown and their prices have fallen. This change gradually evolves over a bond's first year, and that's when they become more attractive for the fund to own.
Q. WHAT'S YOUR OUTLOOK GOING FORWARD?
A. Real yields - Treasury yields adjusted for inflation - were fairly attractive at the end of the period. Thirty-year bonds were yielding roughly 7.8%, with inflation running at about 2.8% for the past 12 months. That gives you a real yield of about 5%, which is very attractive by historical standards. One of two things may occur to change the situation. Inflation may accelerate to narrow the real yield. Or, long-term Treasury yields may fall, having the same effect. Of course, it's also possible that real yields could move even higher over the near term.
FUND FACTS
GOAL: to provide income and
increase the value of the
fund's shares by investing
mainly in long-term U.S.
government and government
agency securities.
START DATE: September 28,
1990
SIZE: as of January 31, 1995,
more than $77 million
MANAGER: Curt Hollingsworth,
since 1993; manager, Spartan
Short-Intermediate
Government Fund, since
1992; Fidelity
Short-Intermediate
Government Fund, since
1991; Spartan Limited Maturity
Government Fund, since
1988; joined Fidelity in 1983
(checkmark)
CURT HOLLINGSWORTH ON
LONG-TERM INVESTING:
"It's important to stress that -
being a fund that invests in
bonds with longer maturities
- Spartan Long-Term
Government Bond Fund can
have more volatility than
other, shorter-term bond
funds. The fund has a
duration - a measure of
interest rate sensitivity - of
about 10 years. That means
- other things being equal -
if rates rose 1%, the fund's
share price would probably
drop approximately 10%.
Looking at the past year, one
would say that interest rates
easily could rise or fall 1% in
the coming year.
"It's crucial for investors in this
fund to have a longer-term
investing horizon. If they do,
the fund should allow them to
secure today's higher yields for
a fair amount of time. Investors
with a long-term horizon
actually may be exposed to a
different type of risk in a
shorter-term fund -
reinvestment risk, which is the
risk that an investor might not
be able to reinvest short-term
returns at attractive rates.
"This is a long-term
government bond fund. As a
result, its share price is
especially sensitive to interest
rate changes. Investors in the
fund should be clear about
that, and should invest in the
fund for the long haul."
INVESTMENT CHANGES


TOP ISSUERS AS OF JANUARY 31, 1995
                             % OF FUND'S    % OF FUND'S INVESTMENTS
                             INVESTMENTS    6 MONTHS AGO

U.S. Treasury                 98.1           80.8

Tennessee Valley Authority
 (U.S. Government Agency)     0.9            1.2

EXCLUDING REPURCHASE AGREEMENTS.
AVERAGE YEARS TO MATURITY AS OF JANUARY 31, 1995
                6 MONTHS AGO

Years    22.2    22.6

AVERAGE YEARS TO MATURITY IS BASED ON THE AVERAGE TIME UNTIL THE PRINCIPAL PAYMENTS ARE EXPECTED FROM EACH OF THE FUND'S BONDS, WEIGHTED BY DOLLAR AMOUNT.
DURATION AS OF JANUARY 31, 1995
               6 MONTHS AGO

Years    9.7    10.2

DURATION SHOWS HOW MUCH A BOND'S PRICE FLUCTUATES WITH CHANGES IN
COMPARABLE INTEREST RATES. IF RATES RISE 1%, FOR EXAMPLE, A FUND WITH A FIVE-YEAR DURATION IS LIKELY TO LOSE ABOUT 5% OF ITS VALUE. OTHER FACTORS ALSO CAN INFLUENCE A BOND FUND'S PERFORMANCE AND SHARE PRICE. ACCORDINGLY, A BOND FUND'S ACTUAL PERFORMANCE MAY DIFFER FROM THIS EXAMPLE.
ASSET ALLOCATION
AS OF JANUARY 31, 1995 AS OF JULY 31, 1994
Row: 1, Col: 1, Value: 1.6
Row: 1, Col: 2, Value: 1.5
Row: 1, Col: 3, Value: 50.0
U.S. Treasury
obligations 80.8%
U.S. government
agency
obligations 19.2%
Short-term
investments 0.0%
U.S. Treasury
obligations 98.1%
U.S. government
agency
obligations 0.9%
Short-term
investments 1.0%
Row: 1, Col: 1, Value: 0.0
Row: 1, Col: 2, Value: 19.2
Row: 1, Col: 3, Value: 80.8
INVESTMENTS JANUARY 31, 1995

Showing Percentage of Total Value of Investment in Securities


U.S. GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS - 99.0%
  PRINCIPAL VALUE
  AMOUNT (NOTE 1)
U.S. TREASURY OBLIGATIONS - 98.1%
 12 3/4%, 11/15/10 $ 3,200,000 $ 4,350,496
 8 7/8%, 8/15/17  60,175,000  66,897,751
 9 1/8%, 5/15/18  1,600,000  1,825,500
TOTAL U.S. TREASURY OBLIGATIONS   73,073,747
U.S. GOVERNMENT AGENCY OBLIGATIONS - 0.9%
Tennessee Valley Authority:
8 1/4%, 4/15/42 (Callable 2012)  500,000  487,725
 6 7/8%, 12/15/43  200,000  164,068
TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS   651,793
TOTAL U.S. GOVERNMENT AND GOVERNMENT
AGENCY OBLIGATIONS (Cost $74,107,067)   73,725,540
REPURCHASE AGREEMENTS - 1.0%
 MATURITY
 AMOUNT
Investments in repurchase agreements
(U.S. Treasury obligations), in a
joint trading account at 5.81%
dated 1/31/95 due 2/1/95  $ 753,122  753,000
TOTAL INVESTMENT IN SECURITIES - 100%
(Cost $74,860,067)  $ 74,478,540
INCOME TAX INFORMATION
At January 31,1995, the aggregate cost of investment securities for income tax purposes was $74,962,285. Net unrealized depreciation aggregated $483,745, of which $489,166 related to appreciated investment securities and $972,911 related to depreciated investment securities.
At January 31, 1995, the fund had a capital loss carryforward of approximately $3,934,668 which will expire on January 31, 2003.
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 JANUARY 31, 1995

ASSETS

Investment in securities, at value (including repurchase              $ 74,478,540
agreements of $753,000) (cost $74,860,067) -
See accompanying schedule

Cash                                                                   731

Receivable for fund shares sold                                        458,089

Interest receivable                                                    2,583,082

 TOTAL ASSETS                                                          77,520,442

LIABILITIES

Dividends payable                                           $ 278

Accrued management fee                                       38,964

 TOTAL LIABILITIES                                                     39,242

NET ASSETS                                                            $ 77,481,200

Net Assets consist of:

Paid in capital                                                       $ 81,478,947

Undistributed net investment income                                    567,963

Accumulated undistributed net realized gain (loss) on                  (4,186,986)
investments and foreign currency transactions

Net unrealized appreciation (depreciation) on                          (378,724)
investments and assets and liabilities in foreign
currencies

NET ASSETS, for 7,358,093 shares outstanding                          $ 77,481,200

NET ASSET VALUE, offering price and redemption price per               $10.53
share ($77,481,200 (divided by) 7,358,093 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED JANUARY 31, 1995

INVESTMENT INCOME                                                          4,160,118
Interest

EXPENSES

Management fee                                             $ 409,492

Non-interested trustees' compensation                       335

 TOTAL EXPENSES                                                            409,827

NET INVESTMENT INCOME                                                      3,750,291

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                      (4,133,739)

 Foreign currency transactions                              (696,101)      (4,829,840)

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                      (7,126,787)

 Assets and liabilities in foreign currencies               169,728        (6,957,059)

NET GAIN (LOSS)                                                            (11,786,899)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING                           $ (8,036,608)
FROM OPERATIONS


STATEMENT OF CHANGES IN NET ASSETS

                                                          YEAR ENDED       YEAR ENDED
                                                          JANUARY 31,      JANUARY 31,
                                                          1995             1994

INCREASE (DECREASE) IN NET ASSETS

Operations                                                $ 3,750,291      $ 5,493,483
Net investment income

 Net realized gain (loss)                                  (4,829,840)      5,465,921

 Change in net unrealized appreciation (depreciation)      (6,957,059)      2,639,826

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING           (8,036,608)      13,599,230
FROM OPERATIONS

Distributions to shareholders:                             (3,025,880)      (5,701,388)
From net investment income

 From net realized gain                                    (538,147)        (2,855,797)

 TOTAL DISTRIBUTIONS                                       (3,564,027)      (8,557,185)

Share transactions                                         165,444,920      131,601,595
Net proceeds from sales of shares

 Reinvestment of distributions                             3,354,463        8,169,134

 Cost of shares redeemed                                   (147,021,095)    (160,517,979)

 Net increase (decrease) in net assets resulting from      21,778,288       (20,747,250)
share transactions

  TOTAL INCREASE (DECREASE) IN NET ASSETS                  10,177,653       (15,705,205)

NET ASSETS

 Beginning of period                                       67,303,547       83,008,752

 End of period (including undistributed net investment    $ 77,481,200     $ 67,303,547
income of $567,963 and $499,970, respectively)

OTHER INFORMATION
Shares

 Sold                                                      15,527,302       10,329,522

 Issued in reinvestment of distributions                   311,436          649,261

 Redeemed                                                  (13,764,302)     (12,536,136)

 Net increase (decrease)                                   2,074,436        (1,557,353)


FINANCIAL HIGHLIGHTS

                               YEARS ENDED JANUARY 31,                                    SEPTEMBER 28,
                                                                                          1990
                                                                                          (COMMENCEMENT
                                                                                          OF
                                                                                          OPERATIONS) TO
                                                                                          JANUARY 31,

                               1995                      1994       1993       1992       1991

SELECTED PER-SHARE DATA

Net asset value,               $ 12.740                  $ 12.130   $ 11.600   $ 11.040   $ 10.000
beginning of period

Income from Investment          .513                      .847       .847       .776       .144
Operations
Net investment income

 Net realized and               (2.093)                   1.123      .703       .604       .996
 unrealized gain
(loss)

 Total from investment          (1.580)                   1.970      1.550      1.380      1.140
 operations

Less Distributions              (.530) C                  (.840)     (.840)     (.740)     (.100)
From net investment
 income

 From net realized gain         (.100) C                  (.520)     (.180)     (.080)     -
 on investments

 Total distributions            (.630)                    (1.360)    (1.020)    (.820)     (.100)

Net asset value, end           $ 10.530                  $ 12.740   $ 12.130   $ 11.600   $ 11.040
of period

TOTAL RETURN B                  (12.44)%                  16.79%     13.95%     12.98%     11.41%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period      $ 77,481                  $ 67,304   $ 83,009   $ 62,992   $ 33,833
(000 omitted)

Ratio of expenses to            .65%                      .65%       .65%       .65%       .65% A
average net assets

Ratio of net investment         5.95%                     6.41%      7.35%      7.30%      7.26% A
income to average
net assets

Portfolio turnover rate         422%                      153%       135%       335%       256% A


A ANNUALIZED
B TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED.
C THE AMOUNTS SHOWN REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES. SEE NOTE 1 OF NOTES TO FINANCIAL STATEMENTS.
NOTES TO FINANCIAL STATEMENTS
For the period ended January 31, 1995


1. SIGNIFICANT ACCOUNTING
POLICIES.
Spartan Long-Term Government Bond Fund (the fund) is a fund of Fidelity Devonshire Trust (the trust) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. The following summarizes the significant accounting policies of the fund:
SECURITY VALUATION. Securities are valued based upon a computerized matrix system and/or appraisals by a pricing service, both of which consider market transactions and dealer-supplied valuations. Short-term securities maturing within sixty days of their purchase date are valued either at amortized cost or original cost plus accrued interest, both of which approximate current value. Securities for which quotations are not readily available through the pricing service are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees.
FOREIGN CURRENCY TRANSLATION. The accounting records of the fund are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income receipts, and expense payments are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.
Effective February 1, 1994, the fund adopted Statement of Position (SOP) 93-4: Foreign Currency Accounting and Financial Statement Presentation for Investment Companies. In accordance with this SOP, reported net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of forward currency contracts, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. Further, as permitted under the SOP, the effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain or loss on investment securities.
INCOME TAXES. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, the fund is not subject to income taxes to the extent that it distributes all of its taxable income for its fiscal year. The schedule of investments includes information regarding income taxes under the caption "Income Tax Information."
INVESTMENT INCOME. Interest income, which includes accretion of original issue discount, is accrued as earned.
1. SIGNIFICANT ACCOUNTING
POLICIES - CONTINUED
DISTRIBUTIONS TO SHAREHOLDERS. Distributions are recorded on the ex-dividend date.
Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences, which may result in distribution reclassifications, are primarily due to differing treatments for paydown gains/losses on certain securities, market discount, foreign currency transactions and losses deferred due to wash sales. The fund also utilized earnings and profits distributed to shareholders on redemption of shares as a part of the dividends paid deduction for income tax purposes.
Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital. Undistributed net investment income may include temporary book and tax basis differences which will reverse in a subsequent period. Any taxable income or gain remaining at fiscal year end is distributed in the following year.
SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
2. OPERATING POLICIES.
FORWARD FOREIGN CURRENCY
CONTRACTS. The fund may use foreign currency contracts to facilitate transactions in foreign securities and to manage the fund's currency exposure. Contracts to buy generally are used to acquire exposure to foreign currencies, while contracts to sell are used to hedge the fund's investments against currency fluctuations. Also, a contract to buy or sell can offset a previous contract. Losses may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contracts' terms.
The U.S. dollar value of forward foreign currency contracts is determined using forward currency exchange rates supplied by a quotation service. Purchases and sales of forward foreign currency contracts having the same settlement date and broker are offset and any realized gain (loss) is recognized on the date of offset; otherwise, gain (loss) is recognized on settlement date.
REPURCHASE AGREEMENTS. The fund, through its custodian, receives delivery of the underlying securities, whose market value is required to be at least 102% of the resale price at the time of purchase. The fund's investment adviser, Fidelity Management & Research Company (FMR), is responsible for determining that the value of these underlying securities remains at least equal to the resale price.
JOINT TRADING ACCOUNT. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the fund, along with other affiliated entities of FMR, may transfer uninvested cash balances into one or more joint trading accounts. These balances are invested in one or more repurchase agreements that mature in 60 days or less from the date of purchase, and are collateralized by U.S. Treasury or Federal Agency obligations.
3. PURCHASES AND SALES
OF INVESTMENTS.
Purchases and sales of securities, other than short-term securities, aggregated $280,619,737 and $258,201, 513 respectively, of which U.S. government and government agency obligations aggregated $280,349,321 and $257,926,087, respectively.
4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES.
MANAGEMENT FEE. As the fund's investment adviser, FMR pays all expenses, except the compensation of the non-interested Trustees and certain exceptions such as interest, taxes, brokerage commissions and extraordinary expenses. FMR receives a fee that is computed daily at an annual rate of
 .65% of the fund's average net assets.
FMR also bears the cost of providing shareholder services to the fund. To offset the cost of providing these services, FMR or its affiliates collect certain transaction fees from the fund's shareholders which amounted to $9,226 for the period.
REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of Fidelity Devonshire Trust and the Shareholders of Spartan Long-Term Government Bond Fund:
We have audited the accompanying statement of assets and liabilities of Fidelity Devonshire Trust: Spartan Long-Term Government Bond Fund, including the schedule of portfolio investments, as of January 31, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the four years in the period then ended and for the period September 28, 1990 (commencement of operations) to January 31, 1991. These financial statements and financial highlights are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of January 31, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Fidelity Devonshire Trust: Spartan Long-Term Government Bond Fund as of January 31, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the four years in the period then ended and for the period September 28, 1990 (commencement of operations) to January 31, 1991, in conformity with generally accepted accounting principles.
/s/COOPERS & LYBRAND L.L.P.
Boston, Massachusetts
March 7, 1995
DISTRIBUTIONS


A total of 95.93% of the dividends distributed during the fiscal year was derived from interest on U.S. Government securities which is generally exempt from state income tax.
The fund will notify shareholders in January 1996 of the applicable percentage for use in preparing 1995 income tax returns.
TO CALL FIDELITY


FOR FUND INFORMATION AND QUOTES
The Fidelity Telephone Connection offers you special automated telephone services for quotes and balances. The services are easy to use, confidential and quick. All you need is a Touch Tone telephone.
YOUR PERSONAL IDENTIFICATION NUMBER
(PIN)
The first time you call one of our automated telephone services, we'll ask you to set up your Personal Identification
Number (PIN).  The PIN assures that
only you have automated telephone
access to your account information.
Please have your Customer Number
(T-account #) handy when you call --
you'll need it to establish your PIN. If you would ever like to change your PIN, just choose the "Change your Personal
Identification Number" option when
you call. If you forget your PIN, please call a Fidelity representative at 1-800-
544-6666 for assistance.




(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC
(PHONE_GRAPHIC)MUTUAL FUND QUOTES*
1-800-544-8544
Just make a selection from this record-ed menu:
PRESS
 For quotes on funds you own.
1.
 For an individual fund quote.
2.
 For the ten most frequently
requested Fidelity fund quotes.
3.
 For quotes on Fidelity Select
Portfolios.(registered trademark)
4.
 To change your Personal
Identification Number (PIN).
5.
 To speak with a Fidelity
representative.
6.
(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC
(PHONE_GRAPHIC)MUTUAL FUND ACCOUNT
BALANCES 1-800-544-7544
Just make a selection from this record-
ed menu:
PRESS
 For balances on funds you own.
1.
 For your most recent fund activity
(purchases, redemptions, and
dividends).
2.
 To change your Personal
Identification Number (PIN).
3.
 To speak with a Fidelity
representative.
4.
* WHEN YOU CALL THE QUOTES LINE, PLEASE REMEMBER THAT A FUND'S YIELD AND RETURN WILL
VARY AND, EXCEPT FOR MONEY MARKET FUNDS, SHARE PRICE WILL ALSO VARY. THIS MEANS THAT
YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL YOUR SHARES. THERE IS NO
ASSURANCE THAT
MONEY MARKET FUNDS WILL BE ABLE TO MAINTAIN A STABLE $1 SHARE PRICE; AN INVESTMENT IN
A MONEY MARKET FUND IS NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT.
TOTAL
RETURNS ARE HISTORICAL AND INCLUDE CHANGES IN SHARE PRICE, REINVESTMENT OF DIVIDENDS
AND CAPITAL GAINS, AND THE EFFECTS OF ANY SALES CHARGES.
TO VISIT FIDELITY


For directions and hours,
please call 1-800-544-9797.
ARIZONA
7373 N. Scottsdale Road
Scottsdale, AZ
CALIFORNIA
851 East Hamilton Avenue
Campbell, CA
527 North Brand Boulevard
Glendale, CA
19100 Von Karman Avenue
Irvine, CA
10100 Santa Monica Blvd.
Los Angeles, CA
811 Wilshire Boulevard
Los Angeles, CA
251 University Avenue
Palo Alto, CA
1760 Challenge Way
Sacramento, CA
7676 Hazard Center Drive
San Diego, CA
455 Market Street
San Francisco, CA
1400 Civic Drive
Walnut Creek, CA
COLORADO
1625 Broadway
Denver, CO
CONNECTICUT
185 Asylum Street
Hartford, CT
265 Church Street
New Haven, CT
300 Atlantic Street
Stamford, CT
DELAWARE
222 Delaware Avenue
Wilmington, DE
FLORIDA
4400 N. Federal Highway
Boca Raton, FL
90 Alhambra Plaza
Coral Gables, FL
4090 N. Ocean Boulevard
Ft. Lauderdale, FL
4001 Tamiami Trail, North
Naples, FL
1907 West State Road 434
Orlando, FL
2401 PGA Boulevard
Palm Beach Gardens, FL
8065 Beneva Road
Sarasota, FL
2000 66th Street, North
St. Petersburg, FL
GEORGIA
3525 Piedmont Road, N.E.
Atlanta, GA
1000 Abernathy Road
Atlanta, GA
HAWAII
700 Bishop Street
Honolulu, HI
ILLINOIS
215 East Erie Street
Chicago, IL
One North Franklin
Chicago, IL
540 Lake Cook Road
Deerfield, IL
1415 West 22nd Street
Oak Brook, IL
1700 East Golf Road
Schaumburg, IL
LOUISIANA
201 St. Charles Avenue
New Orleans, LA
MAINE
3 Canal Plaza
Portland, ME
MARYLAND
1 West Pennsylvania Ave.
Towson, MD
7401 Wisconsin Avenue
Bethesda, MD
MASSACHUSETTS
470 Boylston Street
Boston, MA
21 Congress Street
Boston, MA
25 State Street
Boston, MA
300 Granite Street
Braintree, MA
101 Cambridge Street
Burlington, MA
416 Belmont Street
Worcester, MA
MICHIGAN
280 North Woodward Ave.
Birmingham, MI
26955 Northwestern Hwy.
Southfield, MI
MINNESOTA
38 South Sixth Street
Minneapolis, MN
MISSOURI
700 West 47th Street
Kansas City, MO
8885 Ladue Road
Ladue, MO
200 North Broadway
St. Louis, MO
NEW JERSEY
60B South Street
Morristown, NJ
501 Route 17, South
Paramus, NJ
505 Millburn Avenue
Short Hills, NJ
NEW YORK
1050 Franklin Avenue
Garden City, NY
999 Walt Whitman Road
Melville, L.I., NY
71 Broadway
New York, NY
350 Park Avenue
New York, NY
10 Bank Street
White Plains, NY
NORTH CAROLINA
2200 West Main Street
Durham, NC
4611 Sharon Road
Charlotte, NC
OHIO
600 Vine Street
Cincinnati, OH
1903 East Ninth Street
Cleveland, OH
28699 Chagrin Boulevard
Woodmere Village, OH
OREGON
121 S.W. Morrison Street
Portland, OR
PENNSYLVANIA
1735 Market Street
Philadelphia, PA
439 Fifth Avenue
Pittsburgh, PA
TENNESSEE
5100 Poplar Avenue
Memphis, TN
TEXAS
10000 Research Boulevard
Austin, TX
7001 Preston Road
Dallas, TX
1155 Dairy Ashford
Houston, TX
1010 Lamar Street
Houston, TX
2701 Drexel Drive
Houston, TX
400 East Las Colinas Blvd.
Irving, TX
14100 San Pedro
San Antonio, TX
UTAH
215 South State Street
Salt Lake City, UT
VERMONT
199 Main Street
Burlington, VT
VIRGINIA
8180 Greensboro Drive
McLean, VA
WASHINGTON
411 108th Avenue, N.E.
Bellevue, WA
1001 Fourth Avenue
Seattle, WA
WASHINGTON, DC
1775 K Street,  N.W.
Washington, DC
WISCONSIN
222 East Wisconsin Avenue
Milwaukee, WI

INVESTMENT ADVISER
Fidelity Management & Research
  Company
Boston, MA
OFFICERS
Edward C. Johnson 3d, President
J. Gary Burkhead, Senior Vice President
Curtis Hollingsworth, Vice President
Arthur S. Loring, Secretary
Stephen P. Jonas, Treasurer
John H. Costello, Assistant Treasurer
Leonard M. Rush, Assistant Treasurer
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox*
Phyllis Burke Davis*
Richard J. Flynn*
Edward C. Johnson 3d
E. Bradley Jones*
Donald J. Kirk*
Peter S. Lynch
Edward H. Malone*
Marvin L. Mann*
Gerald C. McDonough*
Thomas R. Williams*
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND SHAREHOLDER
SERVICING AGENT
Fidelity Service Co.
Boston, MA
CUSTODIAN
Bank of New York
New York, NY
* INDEPENDENT TRUSTEES
 AUTOMATED LINES FOR QUICKEST SERVICE
FIDELITY'S TAXABLE BOND FUNDS
Capital & Income
Ginnie Mae
Global Bond
Government Securities
Intermediate Bond
Investment Grade Bond
Mortgage Securities
New Markets Income
Short-Intermediate Government
Short-Term Bond
Short-Term World Income
Spartan(registered trademark) Ginnie Mae
Spartan Government Income
Spartan High Income
Spartan Investment Grade Bond
Spartan Limited Maturity
 Government
Spartan Long-Term Government Bond
Spartan Short-Intermediate
Government
Spartan Short-Term Income
THE FIDELITY
TELEPHONE CONNECTION
MUTUAL FUND 24-HOUR SERVICE
Account Balances  1-800-544-7544
Exchanges/Redemptions  1-800-544-7777
Mutual Fund Quotes   1-800-544-8544
Account Assistance 1-800-544-6666
Product Information 1-800-544-8888
Retirement Accounts 1-800-544-4774
 (8 a.m. - 9 p.m.)
TDD Service 1-800-544-0118
 for the deaf and hearing impaired
 (9 a.m. - 9 p.m. Eastern time)
(registered trademark)

SPARTAN(REGISTERED TRADEMARK)


(REGISTERED TRADEMARK)
LONG-TERM GOVERNMENT BOND
FUND
SEMIANNUAL REPORT
JULY 31, 1995
CONTENTS


PRESIDENT'S MESSAGE    3    Ned Johnson on investing
                            strategies.

PERFORMANCE            4    How the fund has done over time.

FUND TALK              7    The manager's review of fund
                            performance, strategy and outlook.

INVESTMENT CHANGES     10   A summary of major shifts in the
                            fund's investments over the past six
                            months.

INVESTMENTS            11   A complete list of the fund's
                            investments with their market
                            values.

FINANCIAL STATEMENTS   12   Statements of assets and liabilities,
                            operations, and changes in net
                            assets,
                            as well as financial highlights.

NOTES                  16   Notes to the financial statements.


THIS REPORT AND THE FINANCIAL STATEMENTS CONTAINED HEREIN ARE SUBMITTED FOR THE GENERAL
INFORMATION OF THE SHAREHOLDERS OF THE FUND. THIS REPORT IS NOT AUTHORIZED FOR DISTRIBUTION TO
PROSPECTIVE INVESTORS IN THE FUND UNLESS PRECEDED OR ACCOMPANIED BY AN
EFFECTIVE
PROSPECTUS.
MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FDIC, THE
FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO
INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.
NEITHER THE FUND NOR FIDELITY DISTRIBUTORS CORPORATION IS A BANK.
FOR MORE INFORMATION ON ANY FIDELITY FUND, INCLUDING CHARGES AND EXPENSES,
CALL
1-800-544-8888 FOR A FREE PROSPECTUS. READ IT CAREFULLY BEFORE YOU INVEST OR SEND MONEY.
PRESIDENT'S MESSAGE


DEAR SHAREHOLDER:
Although there have been positive market indications so far in 1995, no one can predict what lies ahead for investors. Last year, stocks posted below-average returns and bonds had one of the worst years in history. This downturn followed a period in which the investing environment was generally very positive.
These market ups and downs are a normal part of investing, and there are some basic principles that are helpful for investors to remember in different types of markets.
Keeping in mind that the effects of interest rate changes on your bond investments will only be "paper" gains or losses unless you sell your shares, staying in your bond fund may be appropriate if your investment horizon is at least a year or more. The longer your investing time frame, the more likely it is that you will retain your principal investment through both up and down markets. For example, a 10-year time frame, such as saving for a college education, enables you to weather these ups and downs in a long-term fund, which has higher potential returns. An intermediate-length fund could be appropriate if your investment horizon is two to four years, and a short-term bond fund could be the right choice if you need your money in one or two years.
If your time horizon is less than a year, you might want to consider moving some of your bond investment into a money market fund, which seeks income and a stable share price by investing in high-quality, short-term investments. Of course, there is no assurance that a money market fund will achieve its goal, and it is important to remember that money market funds are not insured or guaranteed by any agency of the U.S. government.
No matter what your investment horizon or portfolio diversity, it makes good sense to follow a regular investment plan - investing a certain amount of money at the same time each month or quarter - and to review your portfolio periodically. A periodic investment plan will not, of course, assure a profit or protect against a loss.
If you have any questions, please call us at 1-800-544-8888. We stand ready to provide the information you need to make the investments that are right for you.
Best regards,
Edward C. Johnson 3d
PERFORMANCE: THE BOTTOM LINE


There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. A fund's total return includes changes in a fund's share price, plus reinvestment of any dividends (or income) and capital gains (the profits the fund earns when it sells bonds that have grown in value), and the effect of the $5 account closeout fee. You can also look at the fund's income to measure performance.
CUMULATIVE TOTAL RETURNS
PERIODS ENDED JULY 31, 1995                       PAST 6   PAST 1   LIFE OF
                                                  MONTHS   YEAR     FUND

Spartan Long-Term Government Bond                 12.98%   13.38%   65.72%

Lehman Brothers Long-Term Government Bond         13.19%   13.59%   n/a
Index

Salomon Brothers Treasury/Agency 10+ Year Index   13.15%   13.87%   n/a

Average General U.S. Government Bond Fund         8.04%    8.48%    n/a

Consumer Price Index                              1.46%    2.76%    14.92%

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, six months, one year, or since the fund started on September 28, 1990. For example, if you invested $1,000 in a fund that had a 5% return over the past year, the value of your investment would be $1,050. You can compare the fund's returns to the Lehman Brothers Long-Term Government Bond Index or the Salomon Brothers Treasury/Agency Year 10+ Year Index - both broad measures of the performance of long-term government bonds. To measure how the fund's performance stacked up against its peers, you can compare it to the average general U.S. government bond fund, which reflects the performance of 185 funds with similar objectives tracked by Lipper Analytical Services over the past six months. These benchmarks include reinvested dividends and capital gains, if any. Comparing the fund's performance to the consumer price index (CPI) helps show how your fund did compared to inflation. (The CPI returns begin on the month end closest to the fund's start date.)
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED JULY 31, 1995                       PAST 1   LIFE OF
                                                  YEAR     FUND

Spartan Long-Term Government Bond                 13.38%   10.99%

Lehman Brothers Long-Term Government Bond Index   13.59%   n/a

Salomon Brothers Treasury/Agency 10+ Year Index   13.87%   n/a

Average General U.S. Government Bond Fund         8.48%    n/a

Consumer Price Index                              2.76%    2.92%

AVERAGE ANNUAL TOTAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.
$10,000 OVER LIFE OF FUND
                 Spartan Long-Term Gsb029
        09/30/90           10000.00         10000.00
        10/31/90           10380.00         10239.00
        11/30/90           10820.00         10653.68
        12/31/90           11019.82         10871.01
        01/31/91           11140.91         11001.47
        02/28/91           11161.10         11030.07
        03/31/91           11182.92         11071.98
        04/30/91           11367.26         11233.64
        05/31/91           11377.50         11220.16
        06/30/91           11297.11         11152.83
        07/31/91           11484.53         11330.16
        08/31/91           11901.01         11708.59
        09/30/91           12162.30         12089.12
        10/31/91           12151.72         12091.54
        11/30/91           12299.79         12162.88
        12/31/91           12934.78         12899.95
        01/31/92           12587.54         12502.63
        02/29/92           12674.35         12577.65
        03/31/92           12576.86         12439.29
        04/30/92           12631.97         12445.51
        05/31/92           12940.61         12774.07
        06/30/92           13117.73         12959.30
        07/31/92           13543.77         13489.33
        08/31/92           13577.41         13598.60
        09/30/92           13745.03         13791.70
        10/31/92           13505.68         13508.97
        11/30/92           13653.85         13572.46
        12/31/92           13976.82         13937.56
        01/31/93           14343.38         14365.44
        02/28/93           14780.90         14850.99
        03/31/93           14944.93         14856.93
        04/30/93           15017.02         14989.16
        05/31/93           15065.07         15031.13
        06/30/93           15588.43         15672.96
        07/31/93           15893.60         15933.13
        08/31/93           16394.09         16576.83
        09/30/93           16563.72         16648.11
        10/31/93           16737.16         16736.34
        11/30/93           16192.06         16301.20
        12/31/93           16304.32         16376.19
        01/31/94           16751.37         16764.30
        02/28/94           15725.78         16095.41
        03/31/94           14897.33         15371.11
        04/30/94           14586.69         15192.81
        05/31/94           14262.54         15097.09
        06/30/94           14166.33         14961.22
        07/31/94           14616.27         15435.49
        08/31/94           14493.56         15322.81
        09/30/94           14029.85         14847.80
        10/31/94           13974.78         14778.02
        11/30/94           14057.38         14862.25
        12/31/94           14305.54         15113.43
        01/31/95           14667.70         15532.07
        02/28/95           15057.73         15963.86
        03/31/95           15159.52         16081.99
        04/30/95           15428.71         16363.43
        05/31/95           16632.97         17661.05
        06/30/95           16846.58         17855.32
        07/31/95           16573.24         17574.99

$10,000 OVER LIFE OF FUND: Let's say you invested $10,000 in Spartan Long-Term Government Bond Fund on September 30, 1990, shortly after the fund started. As the chart shows, by July 31, 1995, the value of your investment, with dividends reinvested would have grown to $16,573 - a 65.73% increase on your initial investment. This assumes you still owned the fund on July 31, 1995 and therefore does not include the effect of the $5 account closeout fee. For comparison, look at how the Salomon Brothers Treasury/Agency 10+ Year Index did over the same period. With dividends reinvested, the same $10,000 investment would have grown to $17,575 - a 75.75% increase. Beginning with this report the fund will compare its performance to the Salomon Brothers Treasury/Agency 10+ Year Index rather than the Lehman Brothers Long-Term Government Bond Index. Although the difference in performance between the two indices is small, the Salomon Brothers Index includes fewer securities and is more straightforward to monitor on a daily basis. For comparison purposes, both indices are shown on page 4.
UNDERSTANDING
PERFORMANCE
How a fund did yesterday is
no guarantee of how it will do
tomorrow. Bond prices, for
example, generally move in
the opposite direction of
interest rates. In turn, the
share price, return, and yield
of a fund that invests in
bonds will vary. That means if
you sell your shares during a
market downturn, you might
lose money. But if you can
ride out the market's ups and
downs, you may have a gain.
(checkmark)
TOTAL RETURN COMPONENTS

      SIX MONTHS    YEARS ENDED JANUARY 31,                      FROM SEPTEMBER
      ENDED                                                      28, 1990 TO
      JULY 31,

      1995           1995 1994 1993 1992                         JANUARY 31, 1991


Dividend return        3.59%    4.13%     7.14%    7.69%    7.15%    1.01%

Capital appreciation    9.39%   -16.58%    9.63%    6.24%    5.82%   10.38%
 return

Total return           12.98%   -12.45%   16.77%   13.93%   12.97%   11.39%

DIVIDEND returns and capital appreciation returns are both part of a bond fund's total return. A dividend return reflects the actual dividends paid by the fund. A capital appreciation return reflects both the amount paid by the fund to shareholders as capital gain distributions and changes in the fund's share price. Both returns assume the dividends or gains are reinvested. Capital appreciation and total returns include the effect of the $5 account closeout fee on an average sized account.
DIVIDENDS AND YIELD
PERIODS ENDED JULY 31, 1995    PAST    PAST 6         PAST 1
                               MONTH   MONTHS         YEAR

Dividends per share            -       36.00(cents)   58.00(cents)

Annualized dividend rate       -       6.52%          5.41%

30-day annualized yield        6.30%   -              -

DIVIDENDS per share show the income paid by the fund for a set period and do not reflect any tax reclassifications. If you annualize this number, based on an average share price of $11.17 over the past six months and $10.73 over the past year, you can compare the fund's income over these two periods. The 30-day annualized YIELD is a standard formula for all funds based on the yields of the bonds in the fund, averaged over the past 30 days. This figure shows you the yield characteristics of the fund's investments at the end of the period. It also helps you compare funds from different companies on an equal basis.
FUND TALK: THE MANAGER'S OVERVIEW


An interview with Curt Hollingsworth, Portfolio Manager of Spartan Long-Term Government Bond Fund
Q. CURT, HOW HAS THE FUND PERFORMED?
A. For the six months ended July 31, 1995, the fund had a total return of 12.98%, compared to 8.04% for the average general U.S. government bond fund tracked by Lipper Analytical Services, and 13.15% for the Salomon Brothers Treasury/Agency 10+ Year Index. For the 12 months ended July 31, 1995, the fund returned 13.38%, compared to 8.48% for the average general U.S. government bond fund, and 13.87% for the Salomon Brothers index.
Q. WHAT IS MEANT BY TOTAL RETURN?
A. Risk and return are two of the most important aspects of an investment's performance. When it comes to measuring return, in my opinion total return is the best figure to look at. Instead of merely watching a fund's share price - and assuming, for example, that they've lost 5% of their money if the share price is down 5% over a year - investors are beginning to realize that they need to take into account the monthly dividends they receive that offset much of the price decline. Interest income is the main source of return for a bond fund over the long term. Fortunately, total return is easy to explain by using a "dollars in, dollars out" example. If someone invested $100 in this bond fund a year ago and reinvested all dividends and capital gains, then the investment would be worth $113.38 today. That is what is meant by a cumulative total return of 13.38%.
Q. WHAT HELPED THE FUND PERFORM
BETTER THAN THE AVERAGE FUND?
A. The funds included in Lipper's U.S. government bond fund category have an average duration that is much shorter than the duration of this fund. Duration is a measure of a fund's sensitivity to changes in interest rates. The longer the duration, the more sensitive a fund is to interest rate changes. Since many of the funds in the Lipper category aren't focused on longer-term bonds, their average duration is around five years. However, this fund, with its long-term focus, has a duration closer to 10 years. That means the fund is about twice as interest rate-sensitive as many of the funds it is compared to.
Q. AND INTEREST RATES FELL OVER THE PERIOD?
A. Right. The bond market rallied during the past six months - with yields falling and prices rising - as it became apparent that the economy was slowing. Bond investors often perceive a slower economy to be a positive backdrop, because it usually is an environment in which inflation does not threaten to erode the value of a bond's fixed-income payments. Looking at the long end of the yield curve - where you find bonds with 10- to 30-year maturities - rates dropped as well, but not as much as they did in the one- to 10-year range. As a result, at the end of July, the yield spread between 10-year and 30-year Treasuries had widened to 0.42% from 0.12% on January 31, 1995. That suggests there was good value in longer-term securities at the end of the period. An investor was being paid more for assuming the greater price volatility of longer-term bonds.
Q. HOW ARE YOU POSITIONING THE FUND?
A. The fund continues to be invested in Treasury securities. Most of the fund's investments are bulleted, or focused, on the highest yielding part of the yield curve, currently in the 20- to 25-year range. These investments have benefited the fund in two ways. First, it's intuitively appealing to own the highest yielding available Treasury issues. Second, if the yield curve changes shape, it most likely will reshape in such a way that other issues will increase in yield - and drop in price - to come closer to these issues. If that happens, the fund should benefit. This part of the curve will shift at some point, and in a few months perhaps bonds with maturities a few months shorter or longer will become the highest yielding issues. When that happens, I'll most likely swap the fund's investments into those new high-yielding issues.
Q. WHAT ABOUT INVESTMENTS WITH MATURITIES LONGER THAN 25 YEARS?
A. I've underweighted this area, because it typically trades rich, or high in price in terms of historical levels. In particular, I've not invested in what are known as "current" 30-year Treasury bonds. These are bonds that have been on the market for no more than three months. These current bonds typically trade at lower yields - and higher prices - than 30-year bonds that have been on the market longer. That's because they're more easily tradable, making bond traders - who earn money simply by buying and selling securities - more willing to pay a premium for them. Over the past several years, as current long bonds have become older, the yields they offer have grown and their prices have fallen.
Q. WHAT DO YOU SEE LOOKING OUT OVER THE NEXT SIX MONTHS?
A. It's very difficult to predict the direction of interest rates. As a result, I don't intend to actively manage the fund's duration in anticipation of interest rate changes. Instead, I will try to manage the fund so that it will have approximately the same duration as the Salomon Brothers Treasury/Agency 10+ Year Index. Duration is an estimate of how sensitive the fund's share price is to a change in comparable interest rates. Over the next six months, I may add some more bonds to the fund, in particular long-term federal agency issues. By doing so, I hope to add a little extra yield to the fund.
NOTE TO SHAREHOLDERS:
On October 1, 1995, Robert Ives will become portfolio manager of Spartan Long-Term Government Bond Fund. He also manages the Fidelity Advisor Government Investment, Fidelity Government Securities and Fidelity Advisor Annuity Government Investment funds - which he has managed since February 1995 - and Spartan Government Income Fund, which he has managed since 1993. Mr. Ives previously managed Fidelity Mortgage Securities Portfolio, Fidelity Ginnie Mae Portfolio and Spartan Ginnie Mae Fund. He joined Fidelity in 1991.
FUND FACTS
GOAL: to provide income
and growth of capital by
investing mainly in securities
issued and guaranteed by
the U.S. government or its
agencies while maintaining
an average maturity of at
least 10 years
START DATE: September
28,1990
SIZE: as of July 31, 1995,
more than $73 million
MANAGER: Curt
Hollingsworth, since 1993;
manager Spartan Limited
Maturity Government Bond
Fund, since 1988; Spartan
Short-Intermediate Government
Fund, since 1992; Fidelity
Short-Intermediate Government
Fund, since 1991;
Fidelity Institutional
Short-Intermediate
Government Portfolio, since
1987; joined Fidelity in 1983
(checkmark)
CURT HOLLINGSWORTH ON
INVESTING IN A LONG-TERM BOND
FUND:
"At the end of July,
shareholders were being
rewarded more for investing
further out on the yield curve
than they were six months ago.
On July 31, 1995, someone
investing in a 30-year Treasury
bond received a 0.42% yield
advantage over someone
investing in a 10-year Treasury
bond. On January 31, 1995,
that yield advantage was only
0.12%.
"At the same time, it's
important to stress that this
fund can have more volatility
than shorter-term bond funds.
The fund has a duration of
about 10 years. That means
- other things being equal -
if rates rose 1%, the fund's
share price would probably
drop approximately 10%.
"It's crucial for investors in this
fund to have a longer-term
investing horizon. Investors
with a long-term horizon
actually may be exposed to a
different type of risk in a
shorter-term fund -
reinvestment risk, which is the
risk that an investor may not
be able to reinvest short-term
returns at attractive rates.
"This is a long-term
government bond fund. As a
result, its share price is
especially sensitive to interest
rate changes. Investors in the
fund should be clear about
that, and should invest in the
fund for the long haul."
INVESTMENT CHANGES


TOP ISSUERS AS OF JULY 31, 1995
                             % OF FUND'S    % OF FUND'S INVESTMENTS
                             INVESTMENTS    6 MONTHS AGO

U.S. Treasury                 99.5           98.1

Tennessee Valley Authority    0.0            0.9
 (U.S. Government Agency)

EXCLUDING REPURCHASE AGREEMENTS.
AVERAGE YEARS TO MATURITY AS OF JULY 31, 1995
                6 MONTHS AGO

Years    23.5    22.2

AVERAGE YEARS TO MATURITY IS BASED ON THE AVERAGE TIME UNTIL PRINCIPAL PAYMENTS ARE EXPECTED FROM EACH OF THE FUND'S BONDS, WEIGHTED BY DOLLAR AMOUNT.
DURATION AS OF JULY 31, 1995
                6 MONTHS AGO

Years    10.3    9.7

DURATION SHOWS HOW MUCH A BOND FUND'S PRICE FLUCTUATES WITH CHANGES IN COMPARABLE INTEREST RATES. IF RATES RISE 1%, FOR EXAMPLE, A FUND WITH A FIVE-YEAR DURATION IS LIKELY TO LOSE ABOUT 5% OF ITS VALUE. OTHER FACTORS ALSO CAN INFLUENCE A BOND FUND'S PERFORMANCE AND SHARE PRICE. ACCORDINGLY, A BOND FUND'S ACTUAL PERFORMANCE MAY DIFFER FROM THIS EXAMPLE.
ASSET ALLOCATION
AS OF JULY 31, 1995 AS OF JANUARY 31, 1995
Row: 1, Col: 1, Value: 3.0
Row: 1, Col: 2, Value: 0.0
Row: 1, Col: 3, Value: 47.0
Row: 1, Col: 4, Value: 40.0
Row: 1, Col: 1, Value: 3.0
Row: 1, Col: 2, Value: 2.0
Row: 1, Col: 3, Value: 45.0
Row: 1, Col: 4, Value: 40.0
U.S. Treasury
obligations 99.5%
U.S. government
agency obligations 0.0%
Short-term
investments 0.5%
U.S. Treasury
obligations 98.1%
U.S. government
agency obligations 0.9%
Short-term
investments 1.0%
INVESTMENTS JULY 31, 1995 (UNAUDITED)

Showing Percentage of Total Value of Investment in Securities


U.S. TREASURY OBLIGATIONS - 99.5%
  PRINCIPAL VALUE
  AMOUNT (NOTE 1)

 12 3/4%, 11/15/10 $ 3,400,000 $ 4,936,358
 9%, 11/15/18  3,000,000  3,709,680
 8 3/4%, 8/15/20  46,025,000  55,783,681
 12%, 8/15/23  4,700,000  6,810,582
TOTAL U.S. TREASURY OBLIGATIONS
(Cost $67,248,126)   71,240,301
REPURCHASE AGREEMENTS - 0.5%
 MATURITY
 AMOUNT
Investments in repurchase agreements
(U.S. Treasury obligations), in a
joint trading account at 5.82%
dated 7/31/95 due 8/1/95  $ 364,059  364,000
TOTAL INVESTMENT IN SECURITIES - 100%
(Cost $67,612,126)  $ 71,604,301
INCOME TAX INFORMATION
At July 31, 1995, the aggregate cost of investment securities for income tax purposes was $67,612,126. Net unrealized appreciation aggregated $3,992,175, of which $4,100,633 related to appreciated investment securities and $108,458 related to depreciated investment securities.
At January 31, 1995, the fund had a capital loss carryforward of approximately $3,935,000 which will expire on January 31, 2003.
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 JULY 31, 1995 (UNAUDITED)

ASSETS

Investment in securities, at value (including repurchase                $ 71,604,301
agreements of $364,000) (cost $67,612,126) - See
accompanying schedule

Cash                                                                     578

Interest receivable                                                      2,252,551

 TOTAL ASSETS                                                            73,857,430

LIABILITIES

Payable for fund shares redeemed                            $ 472,733

Distributions payable                                        278

Accrued management fee                                       41,506

 TOTAL LIABILITIES                                                       514,517

NET ASSETS                                                              $ 73,342,913

Net Assets consist of:

Paid in capital                                                         $ 71,018,225

Undistributed net investment income                                      625,968

Accumulated undistributed net realized gain (loss)                       (2,296,258)
on investments

Net unrealized appreciation (depreciation) on                            3,994,978
investments

NET ASSETS, for 6,367,020 shares outstanding                            $ 73,342,913

NET ASSET VALUE, offering price and redemption price per                 $11.52
share ($73,342,913 (divided by) 6,367,020 shares)


STATEMENT OF OPERATIONS

 SIX MONTHS ENDED JULY 31, 1995 (UNAUDITED)

INVESTMENT INCOME                                                      $ 2,843,337
Interest

EXPENSES

Management fee                                             $ 244,657

Non-interested trustees' compensation                       188

Interest                                                    3,595

 TOTAL EXPENSES                                                         248,440

NET INVESTMENT INCOME                                                   2,594,897

REALIZED AND UNREALIZED GAIN (LOSS)                                     1,890,728
Net realized gain (loss) on investment securities

Change in net unrealized appreciation (depreciation) on                 4,373,702
investment securities

NET GAIN (LOSS)                                                         6,264,430

NET INCREASE (DECREASE) IN NET ASSETS RESULTING                        $ 8,859,327
FROM OPERATIONS


STATEMENT OF CHANGES IN NET ASSETS

                                                          SIX MONTHS      YEAR ENDED
                                                          ENDED           JANUARY 31,
                                                          JULY 31,1995    1995
                                                          (UNAUDITED)

INCREASE (DECREASE) IN NET ASSETS

Operations                                                $ 2,594,897     $ 3,750,291
Net investment income

 Net realized gain (loss)                                  1,890,728       (4,829,840)

 Change in net unrealized appreciation (depreciation)      4,373,702       (6,957,059)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING           8,859,327       (8,036,608)
FROM OPERATIONS

Distributions to shareholders                              (2,536,892)     (3,025,880)
From net investment income

 From net realized gain                                    -               (538,147)

 TOTAL DISTRIBUTIONS                                       (2,536,892)     (3,564,027)

Share transactions                                         80,964,620      165,444,920
Net proceeds from sales of shares

 Reinvestment of distributions                             2,400,228       3,354,463

 Cost of shares redeemed                                   (93,825,570)    (147,021,095)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING           (10,460,722)    21,778,288
FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS                  (4,138,287)     10,177,653

NET ASSETS

 Beginning of period                                       77,481,200      67,303,547

 End of period (including undistributed net investment    $ 73,342,913    $ 77,481,200
income of $625,968 and $567,963, respectively)

OTHER INFORMATION
Shares

 Sold                                                      7,132,808       15,527,302

 Issued in reinvestment of distributions                   217,349         311,436

 Redeemed                                                  (8,341,230)     (13,764,302)

 Net increase (decrease)                                   (991,073)       2,074,436


FINANCIAL HIGHLIGHTS

      SIX MONTHS      YEARS ENDED JANUARY 31,                          SEPTEMBER 28,
      ENDED                                                            1990
      JULY 31, 1995                                                    (COMMENCEMENT
                                                                       OF
                                                                       OPERATIONS) TO
                                                                       JANUARY 31,

      (UNAUDITED)     1995                      1994 C   1993   1992   1991



SELECTED PER-SHARE DATA

Net asset value,               $ 10.530   $ 12.740   $ 12.130   $ 11.600   $ 11.040   $ 10.000
beginning of
period

Income from                     .381 D     .513       .847       .847       .776       .144
Investment
Operations
Net investment
 income

 Net realized and               .969       (2.093)    1.123      .703       .604       .996
 unrealized
 gain (loss)

 Total from                     1.350      (1.580)    1.970      1.550      1.380      1.140
 investment
 operations

Less Distributions              (.360)     (.530)     (.840)     (.840)     (.740)     (.100)
From net invest-
ment income

 From net real-                 -          (.100)     (.520)     (.180)     (.080)     -
 ized gain on
 investments

 Total distributions            (.360)     (.630)     (1.360)    (1.020)    (.820)     (.100)

Net asset value,               $ 11.520   $ 10.530   $ 12.740   $ 12.130   $ 11.600   $ 11.040
end of period

TOTAL RETURN B                  12.99%     (12.44)    16.79%     13.95%     12.98      11.41%
                                          %                                %

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of             $ 73,343   $ 77,481   $ 67,304   $ 83,009   $ 62,992   $ 33,833
period (000
omitted)

Ratio of expenses               .66%       .65%       .65%       .65%       .65        .65%
to average net                 A, E                                        %          A
assets

Ratio of net invest-            6.91% A    5.95%      6.41%      7.35%      7.30       7.26%
ment income to                                                             %          A
average net
assets

Portfolio turnover              364% A     422%       153%       135%       335        256%
rate                                                                       %          A


A ANNUALIZED
B TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED.
C EFFECTIVE FEBRUARY 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INVESTMENT INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
D INCLUDES INTEREST EXPENSE OF $.001 PER SHARE.
E INCLUDES INTEREST EXPENSE OF .01% OF AVERAGE NET ASSETS.
NOTES TO FINANCIAL STATEMENTS
For the period ended July 31, 1995 (Unaudited)


5. SIGNIFICANT ACCOUNTING POLICIES.
Spartan Long-Term Government Bond Fund (the fund) is a fund of Fidelity Devonshire Trust (the trust) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. The following summarizes the significant accounting policies of the fund:
SECURITY VALUATION. Securities are valued based upon a computerized matrix system and/or appraisals by a pricing service, both of which consider market transactions and dealer-supplied valuations. Short-term securities maturing within sixty days of their purchase date are valued either at amortized cost or original cost plus accrued interest, both of which approximate current value. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees.
INCOME TAXES. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, the fund is not subject to income taxes to the extent that it distributes substantially all of its taxable income for its fiscal year. The schedule of investments includes information regarding income taxes under the caption "Income Tax Information."
INVESTMENT INCOME. Interest income, which includes accretion of original issue discount, is accrued as earned.
EXPENSES. Most expenses of the trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned between the funds in the trust.
DISTRIBUTIONS TO SHAREHOLDERS. Distributions are recorded on the ex-dividend date.
Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences, which may result in distribution reclassifications, are primarily due to differing treatments for paydown gains/losses on certain securities, market discount, foreign currency transactions and losses deferred due to wash sales.
Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital and may affect the per-share allocation between net investment income and realized and unrealized gain (loss). Undistributed net investment income and accumulated undistributed net realized gain (loss) on investments may include temporary book and tax basis differences which will reverse in a subsequent period. Any taxable income or gain remaining at fiscal year end is distributed in the following year.
1. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
6. OPERATING POLICIES.
JOINT TRADING ACCOUNT. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the fund, along with other affiliated entities of Fidelity Management & Research Company (FMR), may transfer uninvested cash balances into one or more joint trading accounts. These balances are invested in one or more repurchase agreements that mature in 60 days or less from the date of purchase, and are collateralized by U.S. Treasury or Federal Agency obligations.
REPURCHASE AGREEMENTS. The fund, through its custodian, receives delivery of the underlying U.S. Treasury or Federal Agency Securities, the market value of which is required to be at least equal to the repurchase price. For term repurchase agreement transactions, the underlying securities are marked-to-market daily and maintained at a value at least equal to the repurchase price. The fund's investment adviser, FMR, is responsible for determining that the value of the underlying securities remains in accordance with the market value requirements stated above.
7. PURCHASES AND SALES OF INVESTMENTS.
Purchases and sales of long-term U.S. government and government agency obligations aggregated $132,710,438 and $141,460,107, respectively.
8. FEES AND OTHER TRANSACTIONS WITH AFFILIATES.
MANAGEMENT FEE. As the fund's investment adviser, FMR pays all expenses, except the compensation of the non-interested Trustees and certain exceptions such as interest, taxes, brokerage commissions and extraordinary expenses. FMR receives a fee that is computed daily at an annual rate of
 .65% of the fund's average net assets.
FMR also bears the cost of providing shareholder services to the fund. To offset the cost of providing these services, FMR or its affiliates collect certain transaction fees from the fund's shareholders which amounted to $3,377 for the period.
9. BANK BORROWINGS.
The fund is permitted to have bank borrowings for temporary or emergency purposes to fund shareholder redemptions. The fund has established borrowing arrangements with certain banks. Under the most restrictive arrangement, the fund must pledge to the bank securities having a market value in excess of 220% of the total bank borrowings. The interest rate on the borrowings is the bank's base rate, as revised from time to time. The maximum loan and the average daily loan balances during the periods for which loans were outstanding amounted to $2,218,000 and $1,434,286, respectively. The weighted average interest rate was 6.45%.
TO CALL FIDELITY


FOR FUND INFORMATION AND QUOTES
The Fidelity Telephone Connection offers you special automated telephone services for quotes and balances. The services are easy to use, confidential and quick. All you need is a Touch Tone telephone.
YOUR PERSONAL IDENTIFICATION NUMBER
(PIN)
The first time you call one of our automated telephone services, we'll ask you to set up your Personal Identification
Number (PIN).  The PIN assures that
only you have automated telephone
access to your account information.
Please have your Customer Number
(T-account #) handy when you call -
you'll need it to establish your PIN. If you would ever like to change your PIN, just choose the "Change your Personal
Identification Number" option when
you call. If you forget your PIN, please call a Fidelity representative at 1-800-
544-6666 for assistance.




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PRESS
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1.
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2.
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3.
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4.
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5.
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* WHEN YOU CALL THE QUOTES LINE, PLEASE REMEMBER THAT A FUND'S YIELD AND
RETURN WILL
VARY AND, EXCEPT FOR MONEY MARKET FUNDS, SHARE PRICE WILL ALSO VARY. THIS MEANS THAT
YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL YOUR SHARES. THERE IS NO
ASSURANCE THAT
MONEY MARKET FUNDS WILL BE ABLE TO MAINTAIN A STABLE $1 SHARE PRICE; AN INVESTMENT IN
A MONEY MARKET FUND IS NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT.
TOTAL
RETURNS ARE HISTORICAL AND INCLUDE CHANGES IN SHARE PRICE, REINVESTMENT OF DIVIDENDS
AND CAPITAL GAINS, AND THE EFFECTS OF ANY SALES CHARGES.
TO WRITE FIDELITY


If more than one address is listed, please locate the address that is closest to you. We'll give your correspondence immediate attention and send you written confirmation upon completion of your request.
(LETTER_GRAPHIC)(LETTER_GRAPHIC)MAKING CHANGES
TO YOUR ACCOUNT
(such as changing name, address, bank, etc.)
Fidelity Investments
P.O. Box 770001
Cincinnati, OH 45277-0002
(LETTER_GRAPHIC)(LETTER_GRAPHIC)FOR NON-RETIREMENT
ACCOUNTS
BUYING SHARES
Fidelity Investments
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OVERNIGHT EXPRESS
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Fidelity Investments
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Fidelity Investments
Attn: Redemptions - CP6I
400 East Las Colinas Blvd.
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Boston, MA 02210-0193
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400 East Las Colinas Blvd.
Irving, TX 75309-5517
GENERAL CORRESPONDENCE
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
INVESTMENT ADVISER
Fidelity Management & Research
 Company
Boston, MA
OFFICERS
Edward C. Johnson 3d, President
J. Gary Burkhead, Senior Vice President
Curtis Hollingsworth, Vice President
Fred L. Henning, Jr., Vice President
Arthur S. Loring, Secretary
Kenneth A. Rathgeber, Treasurer
John H. Costello, Assistant Treasurer
Leonard M. Rush, Assistant Treasurer
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox*
Phyllis Burke Davis*
Richard J. Flynn*
Edward C. Johnson 3d
E. Bradley Jones*
Donald J. Kirk*
Peter S. Lynch
Edward H. Malone*
Marvin L. Mann*
Gerald C. McDonough*
Thomas R. Williams*
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND SHAREHOLDER
SERVICING AGENT
Fidelity Service Co.
Boston, MA
CUSTODIAN
Bank of New York
New York, NY
FIDELITY'S TAXABLE BOND FUNDS
Capital & Income
Ginnie Mae
Global Bond
Government Securities
Intermediate Bond
Investment Grade Bond
Mortgage Securities
New Markets Income
Short-Intermediate Government
Short-Term Bond
Short-Term World Income
Spartan(registered trademark) Ginnie Mae
Spartan Government Income
Spartan High Income
Spartan Investment Grade Bond
Spartan Limited Maturity
 Government
Spartan Long-Term Government Bond
Spartan Short-Intermediate
Government
Spartan Short-Term Income
THE FIDELITY TELEPHONE CONNECTION
MUTUAL FUND 24-HOUR SERVICE
Account Balances  1-800-544-7544
Exchanges/Redemptions  1-800-544-7777
Mutual Fund Quotes   1-800-544-8544
Account Assistance 1-800-544-6666
Product Information 1-800-544-8888
Retirement Accounts 1-800-544-4774
 (8 a.m. - 9 p.m.)
TDD Service 1-800-544-0118
 for the deaf and hearing impaired
 (9 a.m. - 9 p.m. Eastern time)
(registered trademark)
* INDEPENDENT TRUSTEES
 AUTOMATED LINES FOR QUICKEST SERVICE

(2_FIDELITY_LOGOS)SPARTAN(registered trademark)

GOVERNMENT INCOME
FUND
ANNUAL REPORT
APRIL 30, 1995
CONTENTS


PRESIDENT'S MESSAGE      3    Ned Johnson on investing
                              strategies.

PERFORMANCE              4    How the fund has done over time.

FUND TALK                7    The manager's review of fund
                              performance, strategy and outlook.

INVESTMENT CHANGES       10   A summary of major shifts in the
                              fund's investments over the past six
                              months.

INVESTMENTS              11   A complete list of the fund's
                              investments with their market
                              values.

FINANCIAL STATEMENTS     15   Statements of assets and liabilities,
                              operations, and changes in net
                              assets,
                              as well as financial highlights.

NOTES                    19   Notes to the financial statements.

REPORT OF INDEPENDENT    21   The auditors' opinion.
ACCOUNTANTS


THIS REPORT AND THE FINANCIAL STATEMENTS CONTAINED HEREIN ARE SUBMITTED FOR THE GENERAL
INFORMATION OF THE SHAREHOLDERS OF THE FUND. THIS REPORT IS NOT AUTHORIZED
FOR
DISTRIBUTION TO PROSPECTIVE INVESTORS IN THE FUND UNLESS PRECEDED OR ACCOMPANIED BY
AN EFFECTIVE PROSPECTUS. MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS
OF, OR
GUARANTEED BY, ANY DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE
FDIC, THE
FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT
RISK,
INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. NEITHER THE FUND NOR FIDELITY DISTRIBUTORS
CORPORATION IS A BANK. FOR MORE INFORMATION ON ANY FIDELITY FUND, INCLUDING CHARGES
AND EXPENSES, CALL 1-800-544-8888 FOR A FREE PROSPECTUS. READ IT CAREFULLY BEFORE YOU
INVEST OR SEND MONEY.
PRESIDENT'S MESSAGE


DEAR SHAREHOLDER:
Although there have been some positive market indications so far in 1995, no one can predict what lies ahead for investors. Last year, stocks posted below-average returns and bonds had one of the worst years in history. This downturn followed a period in which the investing environment was generally very positive.
These market ups and downs are a normal part of investing, and there are some basic principles that are helpful for investors to remember in different types of markets.
Keeping in mind that the effects of interest rate changes on your bond investments will only be "paper" gains or losses unless you sell your shares, staying in your bond fund may be appropriate if your investment horizon is at least a year or more. The longer your investing time frame, the more likely it is that you will retain your principal investment through both up and down markets. For example, a 10-year time frame, such as saving for a college education, enables you to weather these ups and downs in a long-term fund, which has higher potential returns. An intermediate-length fund could be appropriate if your investment horizon is two to four years, and a short-term bond fund could be the right choice if you need your money in one or two years.
If your time horizon is less than a year, you might want to consider moving some of your bond investment into a money market fund, which seeks income and a stable share price by investing in high-quality, short-term investments. Of course, there is no assurance that a money market fund will achieve its goal, and it is important to remember that money market funds are not insured or guaranteed by any agency of the U.S. government.
No matter what your investment horizon or portfolio diversity, it makes good sense to follow a regular investment plan - investing a certain amount of money at the same time each month or quarter - and to review your portfolio periodically. A periodic investment plan will not, of course, assure a profit or protect against a loss.
If you have any questions, please call us at 1-800-544-8888. We stand ready to provide the information you need to make the investments that are right for you.
Best regards,
Edward C. Johnson 3d
PERFORMANCE: THE BOTTOM LINE


There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. Each figure includes changes in a fund's share price, reinvestment of any dividends (or income) and capital gains (the profits the fund earns when it sells bonds that have grown in value), and the effect of the $5 account closeout fee. You can also look at the fund's income to measure performance.
CUMULATIVE TOTAL RETURNS
PERIODS ENDED APRIL 30, 1995                PAST 1   PAST 5   LIFE OF
                                            YEAR     YEARS    FUND

Spartan Government Income                   7.31%    50.91%   71.52%

Lehman Brothers Government Bond Index       6.51%    55.76%   n/a

Salomon Brothers Treasury/Agency Index      6.50%    55.80%   n/a

Average General U.S. Government Bond Fund   5.32%    48.78%   n/a

Consumer Price Index                        3.05%    17.84%   26.06%

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, one year, five years or since the fund started on December 20, 1988. For example, if you invested $1,000 in a fund that had a 5% return over the past year, the value of your investment would be $1,050. You can compare the fund's returns to the performance of the Lehman Brothers Government Bond Index and the Salomon Brothers Treasury/Agency Index - both broad measures of the performance of U.S. government bonds. To measure how the fund's performance stacked up against its peers, you can compare it to the average general U.S. government bond fund, which reflects the performance of 153 funds with similar objectives tracked by Lipper Analytical Services over the past 12 months. This benchmark includes reinvested dividends and capital gains, if any. Comparing the fund's performance to the consumer price index (CPI) helps show how your fund did compared to inflation. (The CPI returns begin on the month end closest to the fund's start date.)
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED APRIL 30, 1995                PAST 1   PAST 5   LIFE OF
                                            YEAR     YEARS    FUND

Spartan Government Income                   7.31%    8.58%    8.85%

Lehman Brothers Government Bond Index       6.51%    9.27%    n/a

Salomon Brothers Treasury/Agency Index      6.50%    9.27%    n/a

Average General U.S. Government Bond Fund   5.32%    8.25%    n/a

Consumer Price Index                        3.05%    3.34%    3.72%

AVERAGE ANNUAL TOTAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.
$10,000 OVER LIFE OF FUND
              Spartan GovernmeGovernment Bond
     12/31/88        10000.00        10000.00
     01/31/89        10175.40        10127.14
     02/28/89        10097.77        10044.69
     03/31/89        10104.09        10106.16
     04/30/89        10313.81        10322.92
     05/31/89        10606.34        10566.35
     06/30/89        10945.27        10918.90
     07/31/89        11196.69        11149.49
     08/31/89        10999.20        10961.86
     09/30/89        11064.30        11009.01
     10/31/89        11349.29        11293.91
     11/30/89        11477.31        11403.28
     12/31/89        11522.54        11422.54
     01/31/90        11374.73        11260.83
     02/28/90        11423.41        11283.30
     03/31/90        11432.64        11280.83
     04/30/90        11290.09        11181.34
     05/31/90        11644.07        11493.15
     06/30/90        11829.42        11675.10
     07/31/90        12017.07        11824.47
     08/31/90        11838.33        11659.80
     09/30/90        11934.42        11771.63
     10/31/90        12100.99        11963.96
     11/30/90        12373.82        12229.11
     12/31/90        12578.79        12418.22
     01/31/91        12724.51        12551.54
     02/28/91        12819.09        12623.38
     03/31/91        12879.74        12687.57
     04/30/91        13014.50        12826.81
     05/31/91        13078.93        12876.68
     06/30/91        13080.97        12858.41
     07/31/91        13251.78        13010.99
     08/31/91        13535.40        13312.68
     09/30/91        13808.89        13591.90
     10/31/91        13957.31        13710.90
     11/30/91        14056.63        13848.41
     12/31/91        14478.80        14320.21
     01/31/92        14300.44        14097.27
     02/29/92        14396.78        14152.33
     03/31/92        14350.80        14069.62
     04/30/92        14452.94        14158.25
     05/31/92        14693.76        14419.45
     06/30/92        14881.81        14626.10
     07/31/92        15120.92        14994.69
     08/31/92        15198.56        15134.43
     09/30/92        15326.05        15348.48
     10/31/92        15148.12        15127.02
     11/30/92        15271.77        15100.85
     12/31/92        15509.68        15355.14
     01/31/93        15678.93        15681.27
     02/28/93        15894.54        15995.31
     03/31/93        15936.86        16048.88
     04/30/93        16060.21        16172.32
     05/31/93        16126.32        16154.55
     06/30/93        16393.84        16513.02
     07/31/93        16488.93        16613.75
     08/31/93        16709.99        16984.57
     09/30/93        16688.52        17049.50
     10/31/93        16720.05        17113.94
     11/30/93        16522.77        16926.31
     12/31/93        16648.04        16991.73
     01/31/94        16896.90        17224.29
     02/28/94        16548.51        16859.65
     03/31/94        16104.32        16480.43
     04/30/94        15876.72        16350.82
     05/31/94        15892.04        16329.84
     06/30/94        15850.88        16292.31
     07/31/94        16166.61        16591.78
     08/31/94        16192.41        16594.99
     09/30/94        15955.73        16361.19
     10/31/94        15947.78        16348.85
     11/30/94        15923.80        16318.97
     12/31/94        16050.98        16418.22
     01/31/95        16365.69        16723.86
     02/28/95        16727.36        17083.82
     03/31/95        16810.08        17190.96
     04/28/95        17039.29        17415.63
$10,000 OVER LIFE OF FUND: Let's say you invested $10,000 in Spartan Government Income Fund on December 31, 1988, shortly after the fund started. As the chart shows, by April 30, 1995, the value of your investment would have grown to $17,039 - a 70.39% increase on your initial investment. This assumes you still owned the fund on April 30, 1995, and therefore does not include the effect of the $5 account closeout fee. For comparison, look at how the Salomon Brothers Treasury/Agency Index did over the same period. With dividends reinvested, the same $10,000 investment would have grown to $17,433 - a 74.33% increase. Beginning with this report the fund will compare its performance to the Salomon Brothers Treasury/Agency Index rather than the Lehman Brothers Government Bond Index. Although the difference in performance between the indexes is small, the Salomon Brothers Treasury/Agency Index includes fewer securities and is more straightforward to monitor on a daily basis. For comparison purposes, both indexes are shown on Performance: The Bottom Line, Page 4. UNDERSTANDING
PERFORMANCE
How a fund did yesterday is no
guarantee of how it will do
tomorrow. Bond prices, for
example, generally move in
the opposite direction of
interest rates. In turn, the
share price, return, and yield of
a fund that invests in bonds
will vary. That means if you
sell your shares during a
market downturn, you might
lose money. But if you can ride
out the market's ups and
downs, you may have a gain.
(checkmark)
TOTAL RETURN COMPONENTS
      YEARS ENDED APRIL 30,

      1995                     1994   1993   1992   1991

Dividend return               7.82%   5.09%    6.81%    8.22%    9.19%

Capital appreciation return   -0.51   -6.24%   4.30%    2.82%    6.07%
                              %

Total return                  7.31%   -1.15%   11.11%   11.04%   15.26%

DIVIDEND returns and capital appreciation returns are both part of a bond fund's total return. A dividend return reflects the actual dividends paid by the fund. A capital appreciation return reflects both the amount paid by the fund to shareholders as capital gain distributions and changes in the fund's share price. Both returns assume the dividends or gains are reinvested. Capital appreciation and total returns include the effect of the $5 account closeout fee on an average sized account.
DIVIDENDS AND YIELD
PERIODS ENDED APRIL 30, 1995    PAST          PAST 6         PAST
                                MONTH         MONTHS         YEAR

Dividends per share             5.46(cents)   41.87(cents)   74.46(cents)

Annualized dividend rate        6.68%         8.66%          7.58%

30-day annualized yield         6.51%         -              -

DIVIDENDS per share show the income paid by the fund for a set period. If you annualize this number, based on an average share price of $9.94 over the past month, $9.75 over the past six months and $9.82 over the past year, you can compare the fund's income over these three periods. The 30-day annualized YIELD is a standard formula for all funds based on the yields of the bonds in the fund, averaged over the past 30 days. This figure shows you the yield characteristics of the fund's investments at the end of the period. It also helps you compare funds from different companies on an equal basis.
FUND TALK: THE MANAGER'S OVERVIEW



MARKET RECAP
A rally starting in mid-November
1994 helped resuscitate the U.S.
bond market, which had been
reeling from several months of
sharply rising interest rates. For
the 12 months ended April 30,
1995, the Lehman Brothers
Aggregate Bond Index - a broad
measure of U.S. taxable bonds -
had a total return of 6.51%. During
the period, the Federal Reserve
Board raised the federal funds
rate - the rate banks charge
each other for overnight loans -
to 6.00%. From March 1994
through October 1994, these
actions, combined with a
strengthening economy,
sparked inflation fears, leading to
a sharp sell-off in the bond
markets. However, from
November 1994 through April
1995 prices in the taxable bond
market rebounded. Investors
gained confidence that the
economy was beginning to slow -
reducing the risk of inflation -
and that the Fed may have been
nearing the end of its interest-rate
increases. Outside of the U.S.,
interest rates in many foreign
markets moved higher - and
prices lower - through 1994,
before rebounding with the U.S.
market during the first four
months of 1995.
An interview with Robert Ives,
Portfolio Manager of Spartan
Government Income Fund
Q. BOB, HOW DID THE FUND PERFORM?
A. Despite a volatile interest rate environment, the fund came through the past 12 months in relatively good shape. For the year ended April 30, 1995, the fund had a total return of 7.31%. That topped the average U.S. government bond fund, which returned 5.32% for the same period, as tracked by Lipper Analytical Services, and the Salomon Brothers Treasury/Agency Index, which returned 6.50% for the period.
Q. WHY DID THE FUND DO BETTER THAN THE AVERAGE?
A. I kept the fund's duration - which is a measure of how sensitive its share price is to changes in interest rates - in line with the bond market as a whole throughout the year. Essentially what it boils down to is that I don't make bets on the direction of interest rates. Many other funds of this type do, and may have been caught by surprise when interest rates started rising in early 1994 and again when bond yields peaked later in the year. In my view, it's very difficult to predict where interest rates are headed. Going forward I'll be measuring the fund's performance more closely against the Salomon Brothers Treasury/Agency Index, and as a result, will tend to match the fund's duration with that of the Index. So I'll try to add value by picking the most attractive sectors and individual issues within those sectors.
Q. CAN YOU GIVE US AN EXAMPLE?
A. Sure. In general, agency issues have been attractive relative to U.S. Treasury securities over the past several months. That's because agency issues offered higher yields than U.S. Treasury securities with similar maturities. This yield advantage is known as a yield spread. Recently, the yield spread diminished somewhat. So agency issues added capital appreciation as well as additional yield to the fund's total return. Within the agency sector, I focused on AID Israel bonds, issued by the Agency for International Development, and Guaranteed Export Trust bonds, which are used to help U.S. exporters. Both types are backed by the full faith and credit of the United States and as such, carry the same credit rating as U.S. Treasuries.
Q. THE FUND'S STAKE IN U.S. TREASURY SECURITIES HAS BEEN STEADILY RISING OVER THE PAST SIX MONTHS. WHAT'S THE REASONING BEHIND THAT MOVE?
A. In the beginning of 1995, the bond market rallied and the yield spread between U.S. Treasuries and mortgage-backed securities narrowed. As that occurred, the prices of many mortgage securities rose. I sold many of the fund's mortgage securities at a profit, and put the proceeds in Treasuries.
Q. WHAT TYPES OF MORTGAGE SECURITIES DO YOU STILL FAVOR?
A. Of the roughly 19% of the fund invested in mortgage-backed securities at the end of the period, about half were in seasoned mortgages, which contain mortgage securities that have been outstanding for 10 years or more. Homeowners who hold these mortgages have had several opportunities to refinance, but so far haven't done so. For that reason, fewer of the loans underlying these bonds are likely to be "prepaid," or have their principal returned to investors before the bonds' maturity dates. Mortgage securities containing loans that are less likely to prepay early can earn a higher total return. Seasoned mortgage securities are attractive because they also offer a yield advantage over U.S. Treasury securities. PAC bonds - planned amortization class bonds - were another type of mortgage security I favored during various times during the period. PACs can be difficult to understand and in 1994 the market overestimated what impact slowing prepayments would have on them. I bought these bonds at a time when I thought they were priced inexpensively relative to their value, and they added not only additional yield to the fund, but capital appreciation as well.
Q. IN HINDSIGHT, DO YOU HAVE ANY REGRETS?
A. Determining when a particular sector is at its exact peak or bottom is difficult - if not impossible. That said, my timing moving in and out of sectors didn't always work out exactly as I had anticipated.
Q. CAN THE BOND MARKET CONTINUE ITS RECENT STRONG PERFORMANCE?
A. In my view, it's unclear where the economy goes from here - into a recession or back to growing at a moderate pace. Consumers drive about two-thirds of the economy. Their spending has slowed, and what consumers do going forward will have very important implications for the economy. I'll be watching economic data over the coming months, trying to see if the economy is moving one way or the other. That said, it may be difficult for the bond market going forward to match the returns we've seen so far this year.

FUND FACTS
GOAL: high current income
by investing mainly in
securities of any maturity
issued or guaranteed by the
U.S. government and its
agencies
START DATE: December 20,
1988
SIZE: as of April 30, 1995,
more than $239 million
MANAGER: Robert Ives, since
1993; manager, Fidelity
Advisor Government
Investment and Fidelity
Advisor Annuity Government
Investment, and Fidelity
Government Securities funds
since February 1995; Fidelity
Mortgage Securities
Portfolio, January 1993 -
August 1993; Fidelity Ginnie
Mae Portfolio, 1993 -
February 1995; Spartan
Ginnie Mae Fund, 1993 -
February 1995; joined Fidelity
in 1991
(checkmark)
ROBERT IVES ON HIS INVESTMENT
PHILOSOPHY:
"I generally don't position the
fund to take advantage of
rising or falling interest rates.
Instead, I keep the fund's
duration - a measure of how
sensitive the fund's share
price is to changes in interest
rates - in line with the bond
market in general. In my view,
finding sectors - and
individual issues within those
sectors - that offer the best
value is the most prudent way
to achieve total return. With
this strategy I try to buy
securities when they are
inexpensive - based on what
I believe to be their actual
value - before the market
comes to the same
conclusion. I look for
opportunities with good
risk/reward trade-offs -
those situations where I feel
there is a combination of low
risk and higher potential for
gain. I also seek to diversify
my investments, so that the
fund's performance is not
overly dependent on the
performance of a particular
type or class of security."
DISTRIBUTIONS
A total of 39.02% of the
dividends distributed during
the fiscal year was derived
from interest on U.S.
government securities that is
generally exempt from state
income tax.
The fund will notify
shareholders in January 1996
of the applicable percentage
for use in preparing 1995
income tax returns.
INVESTMENT CHANGES


COUPON DISTRIBUTION AS OF APRIL 30, 1995
                    % OF FUND'S INVESTMENTS    % OF FUND'S INVESTMENTS
                                               6 MONTHS AGO

 Under 6 %           19.5                       0.4

 6 -  6.99%          8.8                        15.8

 7 -  7.99%          8.3                        19.6

 8 -  8.99%          29.8                       19.6

 9 -  9.99%          22.1                       16.3

10 - 10.99%          2.0                        6.9

11 - 11.99%          1.5                        1.3

12 - 12.99%          5.4                        13.5

13% and over         0.5                        0.5

Zero Coupon Bonds    0.2                        3.5

COUPON DISTRIBUTION SHOWS THE RANGE OF STATED INTEREST RATES ON THE FUND'S INVESTMENTS, EXCLUDING REPURCHASE AGREEMENTS.
AVERAGE YEARS TO MATURITY AS OF APRIL 30, 1995
               6 MONTHS AGO

Years    9.3    10.3

AVERAGE YEARS TO MATURITY IS BASED ON THE AVERAGE TIME UNTIL PRINCIPAL PAYMENTS ARE EXPECTED FROM EACH OF THE FUND'S BONDS, WEIGHTED BY DOLLAR AMOUNT.
DURATION AS OF APRIL 30, 1995
               6 MONTHS AGO

Years    4.7    5.3

DURATION SHOWS HOW MUCH A BOND FUND'S PRICE FLUCTUATES WITH CHANGES IN COMPARABLE INTEREST RATES. IF RATES RISE 1%, FOR EXAMPLE, A FUND WITH A FIVE-YEAR DURATION IS LIKELY TO LOSE ABOUT 5% OF ITS VALUE. OTHER FACTORS ALSO CAN INFLUENCE A BOND FUND'S PERFORMANCE AND SHARE PRICE. ACCORDINGLY, A BOND FUND'S ACTUAL PERFORMANCE MAY DIFFER FROM THIS EXAMPLE.
ASSET ALLOCATION
AS OF APRIL 30, 1995 AS OF OCTOBER 31, 1994
Row: 1, Col: 1, Value: 1.9
Row: 1, Col: 2, Value: 14.9
Row: 1, Col: 3, Value: 64.3
Row: 1, Col: 4, Value: 18.9
Mortgage-backed
securities 35.9%**
U.S. government
and government
agency
obligations 48.2%
CMO's and other
mortgage related
securities 13.3%
Other 2.6%
GNMA SECURITIES 12.4%
Mortgage-backed
securities 18.9%*
U.S. government
and government
agency
obligations 64.3%
CMO's and other
mortgage related
securities 14.9%
Other 1.9%
GNMA SECURITIES 1.1%
Row: 1, Col: 1, Value: 2.6
Row: 1, Col: 2, Value: 13.3
Row: 1, Col: 3, Value: 48.2
Row: 1, Col: 4, Value: 35.9
*
**
INVESTMENTS APRIL 30, 1995

Showing Percentage of Total Value of Investment in Securities


U.S. GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS - 64.3%
  PRINCIPAL VALUE
  AMOUNT (NOTE 1)
U.S. TREASURY OBLIGATIONS - 46.8%
8%, 10/15/96 $ 16,607,000 $ 16,952,093
4 3/8%, 11/15/96  18,240,000  17,672,918
7 1/4%, 11/30/96  6,285,000  6,350,804
5 3/8%, 5/31/98  7,100,000  6,827,076
6 1/4%, 2/15/03  830,000  790,318
9%, 11/15/18  23,470,000  27,390,194
8 7/8%, 2/15/19  15,000,000  17,310,900
8 1/8%, 8/15/19  6,505,000  6,965,424
12%, 8/15/23  7,200,000  10,013,616
  110,273,343
U.S. GOVERNMENT AGENCY OBLIGATIONS - 17.5%
Federal Home Loan Bank:
7.59%, 12/23/96  270,000  273,670
 4.55%, 8/3/98 (callable)  2,500,000  2,364,000
 5.92%, 3/18/99  450,000  433,476
Federal Home Loan Mortgage Corp. 6.47%, 7/7/97  430,000  426,842
Federal National Mortgage Association:
5.24%, 7/15/98  4,870,000  4,617,369
 4.70%, 9/10/98  590,000  548,654
 4.94%, 10/30/98  600,000  560,625
 0%, 11/30/99  606,000  438,435
Government Trust Certificates (assets of Trust guaranteed by
U.S. government through Defense Security Assistance
Agency):
 Class 1-C, 9 1/4%, 11/15/01  2,825,000  3,032,553
  Class T-2, 9 5/8%, 5/15/02  2,330,000  2,517,868
Government Trust Certificates, (assets of Trust guaranteed by
U.S. Government through Export-Import Bank):
 Series 1992-A, 7.02%, 9/1/04  845,500  838,292
  Series 1994-F, 8.178%, 12/15/04  13,810,673  14,254,189
Private Export Funding Corp. 5.65%, 3/15/03  280,000  264,765
State of Israel (guaranteed by U.S. Government through
Agency for International Development)
 4 7/8%, 9/15/98  1,060,000  993,088
  8%, 11/15/01  6,000,000  6,220,440
  6 1/8%, 3/15/03  1,200,000  1,116,750
  8 1/2%, 4/1/06  780,000  828,750
Student Loan Marketing Association 8.14%, 10/15/03  650,000  678,361
U.S. GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS - CONTINUED
  PRINCIPAL VALUE
  AMOUNT (NOTE 1)
U.S. GOVERNMENT AGENCY OBLIGATIONS - CONTINUED
Tennessee Valley Authority 8 1/4%, 11/15/96 $ 570,000 $ 582,648
Twelve Federal Land Banks 7.95%, 10/21/96  290,000  295,075
  41,285,850
TOTAL U.S. GOVERNMENT AND
GOVERNMENT AGENCY OBLIGATIONS
(Cost $149,953,369)   151,559,193
U.S. GOVERNMENT AGENCY - MORTGAGE-BACKED SECURITIES - 18.9%
FEDERAL HOME LOAN MORTGAGE CORPORATION - 13.5%
 6 1/2%, 5/1/08   1,157,296  1,109,188
 7 1/2%, 6/1/07   892,776  881,385
 8%, 2/1/17 to 3/1/17  1,536,674  1,528,944
 8 1/2%, 7/1/08 to 11/1/19  2,481,446  2,523,972
 9%, 8/1/08 to 4/1/20  2,484,929  2,564,169
 9 1/2%, 6/1/09 to 8/1/24  14,719,735  15,294,224
 10%, 3/1/10 to 8/1/21  4,338,165  4,649,154
 10 1/2%, 10/1/15 to 1/1/16  146,169  156,687
 12%, 9/1/03 to 12/1/15  243,275  264,393
 12 1/4%, 3/1/11 to 11/1/15  679,274  736,835
 12 1/2%, 2/1/14 to 6/1/19  1,330,808  1,471,196
 13%, 12/1/97 to 6/1/16  532,983  591,356
 13 1/2%, 10/1/11  1,175  1,323
  31,772,826
FEDERAL NATIONAL MORTGAGE ASSOCIATION - 4.3%
 6 1/2%, 1/1/24  960  887
 7%, 11/1/06   568,431  554,954
 7.778%, 7/1/01   5,000,000  5,075,000
 8 1/4%, 12/1/01   1,994,737  2,062,059
 11%, 8/1/10  1,096,596  1,189,104
 11 1/4%, 5/1/14  489,152  529,566
 12 1/2%, 3/1/16   156,323  173,518
 13%, 9/1/13  100,873  112,978
 13 1/2%, 5/1/11 to 11/1/14  317,216  356,868
  10,054,934
GOVERNMENT NATIONAL MORTGAGE ASSOCIATION - 1.1%
 7 1/2%, 3/15/17 to 6/15/23  941,864  930,617
 8 1/2%, 1/15/06 to 7/15/08  261,824  272,539
 9 1/2%, 6/15/09 to 11/15/09  1,167,550  1,239,031
U.S. GOVERNMENT AGENCY - MORTGAGE-BACKED SECURITIES - CONTINUED
  PRINCIPAL VALUE
  AMOUNT (NOTE 1)
GOVERNMENT NATIONAL MORTGAGE ASSOCIATION - CONTINUED
 10%, 1/15/16 $ 5,851 $ 6,320
 11%, 4/15/13 to 6/15/13  73,919  81,495
 11 1/2%, 4/15/10 to 4/15/13  97,597  108,576
 13 1/2%, 7/15/11  96,286  109,044
  2,747,622
TOTAL U.S. GOVERNMENT AGENCY -
MORTGAGE-BACKED SECURITIES
(Cost $44,606,556)   44,575,382
COLLATERALIZED MORTGAGE OBLIGATIONS - 13.1%
PRIVATE SPONSOR - 0.2%
DLJ Acceptance Trust planned amortization class,
Series 1989, Class 1-F, 11%, 8/1/19  416,415  448,426
U.S. GOVERNMENT AGENCY - 12.9%
Federal Home Loan Mortgage Corporation:
planned amortization class:
 Series 1417-C, 5 3/8%, 6/15/01  1,250,000  1,227,539
  Series 1485-C, 5%, 9/15/01  1,800,000  1,737,844
  Series 1475-D, 5.85%, 10/15/02  2,000,000  1,931,875
  Series 1515-D, 6%, 9/15/05  4,000,000  3,795,625
  Series 1380-K, 6 3/4%, 10/15/07  2,500,000  2,378,125
 sequential pay Series 1353 Class A, 5 1/2%, 11/15/04  202,095  193,000
Federal National Mortgage Association:
planned amortization class:
 Series 1992, Class 155-D, 6.20%, 11/25/01  500,000  486,328
  Series 1992, Class 193-D, 5 3/4%, 12/25/01  3,900,000  3,753,750
  Series 1992, Class 151-E, 6%, 5/25/04  6,155,000  5,919,379
  Series 1993, Class 18-PC, 5 1/2%, 3/25/01  2,065,000  2,023,377
  Series 1993-28, Class PD, 5 1/4%, 10/25/01  1,000,000  970,000
 Z Bond Series 1987-2, 11%, 11/25/17  1,126,336  1,223,834
U.S. Department of Veteran's Affairs Vendee Mortgage Trust
sequential pay Series 1993-3, Class 2-E, 6%, 11/15/16  5,500,000  4,713,672
  30,354,348
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS
(Cost $30,827,564)   30,802,774
COMMERCIAL MORTGAGE SECURITIES - 1.8%
  PRINCIPAL VALUE
  AMOUNT (NOTE 1)
Federal National Mortgage Association commercial
Series 1994-M3, Class A, 7.71%, 4/1/06
(Cost $4,201,485) $ 4,272,244 $ 4,310,293
REPURCHASE AGREEMENTS - 1.9%
 MATURITY
 AMOUNT
Investments in repurchase agreements
(U.S. Treasury obligations) in a joint
trading account at 5.93%, dated
4/28/95 due 5/1/95  $ 4,459,203  4,457,000
TOTAL INVESTMENT IN SECURITIES - 100%
(Cost $234,045,974)  $ 235,704,642
INCOME TAX INFORMATION
At April 30, 1995, the aggregate cost of investment securities for income tax purposes was $234,326,783. Net unrealized appreciation aggregated $1,377,859, of which $2,820,397 related to appreciated investment securities and $1,442,538 related to depreciated investment securities.
At April 30, 1995, the fund had a capital loss carryforward of approximately $13,235,000 all of which will expire on April 30, 2003.
The fund has elected to defer to its fiscal year ending April 30, 1996 $5,411,453 of losses recognized during the period November 1, 1994 to April 30, 1995.
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 APRIL 30, 1995

ASSETS

Investment in securities, at value (including repurchase               $ 235,704,642
agreements of $4,457,000) (cost $234,045,974) -
See accompanying schedule

Cash                                                                    851

Receivable for investments sold                                         474,069

Interest receivable                                                     4,113,181

 TOTAL ASSETS                                                           240,292,743

LIABILITIES

Payable for fund shares redeemed                            $ 55,927

Distributions payable                                        207,990

Accrued management fee                                       129,730

 TOTAL LIABILITIES                                                      393,647

NET ASSETS                                                             $ 239,899,096

Net Assets consist of:

Paid in capital                                                        $ 258,371,102

Distributions in excess of net investment income                        (1,315,256)

Accumulated undistributed net realized gain (loss) on                   (18,815,418)
investments

Net unrealized appreciation (depreciation) on                           1,658,668
investments

NET ASSETS, for 24,120,697 shares outstanding                          $ 239,899,096

NET ASSET VALUE, offering price and redemption price per                $9.95
share ($239,899,096 (divided by) 24,120,697 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED APRIL 30, 1995

INVESTMENT INCOME                                                          $ 20,153,570
Interest

EXPENSES

Management fee                                             $ 1,638,449

Non-interested trustees' compensation                       1,265

 TOTAL EXPENSES                                                             1,639,714

NET INVESTMENT INCOME                                                       18,513,856

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                      (12,943,294)

 Futures contracts                                          (79,969)        (13,023,263)

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                      11,319,515

 Delayed delivery commitments                               (175,910)       11,143,605

NET GAIN (LOSS)                                                             (1,879,658)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING                            $ 16,634,198
FROM OPERATIONS


STATEMENT OF CHANGES IN NET ASSETS

                                                              YEAR ENDED      YEAR ENDED
                                                              APRIL 30,       APRIL 30,
                                                              1995            1994

INCREASE (DECREASE) IN NET ASSETS

Operations                                                    $ 18,513,856    $ 26,977,562
Net investment income

 Net realized gain (loss)                                      (13,023,263)    (6,693,220)

 Change in net unrealized appreciation (depreciation)          11,143,605      (18,819,747)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING               16,634,198      1,464,595
FROM OPERATIONS

Distributions to shareholders                                  (17,802,636)    (21,081,236)
From net investment income

 In excess of net investment income                            (1,156,874)     -

 From net realized gain                                        -               (3,856,086)

 In excess of net realized gain                                -               (6,127,536)

 TOTAL DISTRIBUTIONS                                           (18,959,510)    (31,064,858)

Share transactions                                             36,150,573      76,411,385
Net proceeds from sales of shares

 Reinvestment of distributions                                 15,816,845      26,884,876

 Cost of shares redeemed                                       (96,396,776)    (244,767,610)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING               (44,429,358)    (141,471,349)
FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS                      (46,754,670)    (171,071,612)

NET ASSETS

 Beginning of period                                           286,653,766     457,725,378

 End of period (including under (over) distribution of net    $ 239,899,096   $ 286,653,766
investment income of $(1,315,256) and $1,429,535,
respectively)

OTHER INFORMATION
Shares

 Sold                                                          3,685,770       7,048,083

 Issued in reinvestment of distributions                       1,612,595       2,500,119

 Redeemed                                                      (9,835,808)     (22,782,018)

 Net increase (decrease)                                       (4,537,443)     (13,233,816)



FINANCIAL HIGHLIGHTS

                                    YEARS ENDED APRIL 30,

                                    1995                    1994       1993       1992       1991

SELECTED PER-SHARE DATA

Net asset value, beginning          $ 10.000                $ 10.930   $ 10.900   $ 10.640   $ 10.030
of period

Income from Investment               .640                    .624       .784       .846       .870
Operations
Net investment income

 Net realized and unrealized         .055 C                  (.720)     .370       .294       .610
 gain (loss)

 Total from investment               .695                    (.096)     1.154      1.140      1.480
operations

Less Distributions                   (.700)                  (.574)     (.704)     (.840)     (.870)
From net investment income

 In excess of net investment         (.045)                  -          -          -          -
income

 From net realized gain              -                       (.100)     (.420)     (.040)     -
 on investments

 In excess of net realized gain      -                       (.160)     -          -          -
 on investments

 Total distributions                 (.745)                  (.834)     (1.124)    (.880)     (.870)

Net asset value, end of period      $ 9.950                 $ 10.000   $ 10.930   $ 10.900   $ 10.640

TOTAL RETURN A, B                    7.32                    (1.14)     11.12      11.05      15.27
                                    %                       %          %          %          %

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period           $ 240                   $ 287      $ 458      $ 483      $ 430
(in millions)

Ratio of expenses to average         .65                     .65        .65        .65        .53
net assets                          %                       %          %          %          %

Ratio of expenses to average net     .65                     .65        .65        .65        .65
assets before expense               %                       %          %          %          %
reductions

Ratio of net investment income       7.34                    6.79       7.11       7.77       8.35
to average net assets               %                       %          %          %          %

Portfolio turnover rate              303                     354        170        59         96
                                    %                       %          %          %          %


A THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
B TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE.
C THE AMOUNT SHOWN FOR A SHARE OUTSTANDING DOES NOT CORRESPOND WITH THE AGGREGATE NET LOSS ON INVESTMENTS FOR THE PERIOD ENDED DUE TO THE TIMING OF SALES AND REPURCHASES OF FUND SHARES IN RELATION TO FLUCTUATING MARKET VALUES OF THE INVESTMENTS OF THE FUND.
NOTES TO FINANCIAL STATEMENTS
For the period ended April 30, 1995


10. SIGNIFICANT ACCOUNTING
POLICIES.
Spartan Government Income Fund (the fund) is a fund of Fidelity Fixed-Income Trust (the trust) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. The following summarizes the significant accounting policies of the fund:
SECURITY VALUATION. Securities are valued based upon a computerized matrix system and/or appraisals by a pricing service, both of which consider market transactions and dealer-supplied valuations. Short-term securities maturing within sixty days of their purchase date are valued either at amortized cost or original cost plus accrued interest, both of which approximate current value. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees.
INCOME TAXES. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, the fund is not subject to income taxes to the extent that it distributes all of its taxable income for its fiscal year. The schedule of investments includes information regarding income taxes under the caption "Income Tax Information."
INVESTMENT INCOME. Interest income, which includes accretion of original issue discount, is accrued as earned.
DISTRIBUTIONS TO SHAREHOLDERS. Distributions are declared daily and paid monthly from net investment income. Distributions from realized gains, if any, are recorded on the ex-dividend date.
Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences, which may result in distribution reclassifications, are primarily due to differing treatments for paydown gains/losses on certain securities, futures and options transactions, market discount, and losses deferred due to wash sales, and excise tax regulations.
Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital and may affect the per-share allocation between net investment income and realized and unrealized gain (loss). Distributions in excess of net investment income and accumulated undistributed net realized gain (loss) on investments may include temporary book and tax basis differences that will reverse in a subsequent period. Any taxable income or gain remaining at fiscal year end is distributed in the following year.
SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
11. OPERATING POLICIES.
JOINT TRADING ACCOUNT. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission (the SEC), the fund, along with other affiliated entities of Fidelity Management & Research Company (FMR), may transfer uninvested cash balances into one or more joint trading accounts. These balances are invested in one or more repurchase agreements that mature in 60 days or less from the date of purchase, and are collateralized by U.S. Treasury or Federal Agency obligations.
REPURCHASE AGREEMENTS. The fund, through its custodian, receives delivery of the underlying securities, whose market value is required to be at least 102% of the resale price at the time of purchase. FMR, the fund's investment adviser, is responsible for determining that the value of these underlying securities remains at least equal to the resale price.
FUTURES CONTRACTS AND OPTIONS.
The fund may use futures and options contracts to manage its exposure to the bond market and to fluctuations in interest rates. Buying futures, writing puts, and buying calls tend to increase the fund's exposure to the underlying instrument. Selling futures, buying puts, and writing calls tend to decrease the fund's exposure to the underlying instrument, or hedge other fund investments. Losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparties do not perform under the contracts' terms.
Futures contracts are valued at the settlement price established each day by the board of trade or exchange on which they are traded. Exchange-traded options are valued using the last sale price or, in the absence of a sale, the last offering price. Options traded over-the-counter are valued using dealer-supplied valuations.
12. PURCHASES AND SALES
OF INVESTMENTS.
Purchases and sales of long-term U.S. government and government agency obligations aggregated $734,429,175 and $774,722,763, respectively.
The market value of futures contracts opened and closed during the period amounted to $7,426,109 and $7,346,141, respectively.
13. FEES AND OTHER TRANSACTIONS WITH AFFILIATES.
MANAGEMENT FEE. As the fund's investment adviser, FMR pays all expenses, except the compensation of the non-interested Trustees and certain exceptions such as interest, taxes, brokerage commissions and extraordinary expenses. FMR receives a fee that is computed daily at an annual rate of
 .65% of the fund's average net assets.
FMR also bears the cost of providing shareholder services to the fund. To offset the cost of providing these services, FMR or its affiliates collect certain transaction fees from the fund's shareholders which amounted to $9,480 for the period.
REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of Fidelity Fixed-Income Trust and the Shareholders of Spartan Government Income Fund:
We have audited the accompanying statement of assets and liabilities of Fidelity Fixed-Income Trust: Spartan Government Income Fund, including the schedule of portfolio investments, as of April 30, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Fidelity Fixed-Income Trust: Spartan Government Income Fund as of April 30, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles.
/s/ COOPERS & LYBRAND L.L.P.
Boston, Massachusetts
June 8, 1995
TO CALL FIDELITY


FOR FUND INFORMATION AND QUOTES
The Fidelity Telephone Connection offers you special automated telephone services for quotes and balances. The services are easy to use, confidential and quick. All you need is a Touch Tone telephone.
YOUR PERSONAL IDENTIFICATION NUMBER
(PIN)
The first time you call one of our automated telephone services, we'll ask you to set up your Personal Identification
Number (PIN).  The PIN assures that
only you have automated telephone
access to your account information.
Please have your Customer Number
(T-account #) handy when you call -
you'll need it to establish your PIN. If you would ever like to change your PIN, just choose the "Change your Personal
Identification Number" option when
you call. If you forget your PIN, please call a Fidelity representative at 1-800-
544-6666 for assistance.




(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC
(PHONE_GRAPHIC)MUTUAL FUND QUOTES*
1-800-544-8544
Just make a selection from this record-ed menu:
PRESS
 For quotes on funds you own.
1.
 For an individual fund quote.
2.
 For the ten most frequently
requested Fidelity fund quotes.
3.
 For quotes on Fidelity Select
Portfolios(registered trademark).
4.
 To change your Personal
Identification Number (PIN).
5.
 To speak with a Fidelity
representative.
6.
(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC
(PHONE_GRAPHIC)MUTUAL FUND ACCOUNT
BALANCES 1-800-544-7544
Just make a selection from this record-
ed menu:
PRESS
 For balances on funds you own.
1.
 For your most recent fund activity
(purchases, redemptions, and
dividends).
2.
 To change your Personal
Identification Number (PIN).
3.
 To speak with a Fidelity
representative.
4.
* WHEN YOU CALL THE QUOTES LINE, PLEASE REMEMBER THAT A FUND'S YIELD AND RETURN WILL
VARY AND, EXCEPT FOR MONEY MARKET FUNDS, SHARE PRICE WILL ALSO VARY. THIS MEANS THAT
YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL YOUR SHARES. THERE IS NO
ASSURANCE THAT
MONEY MARKET FUNDS WILL BE ABLE TO MAINTAIN A STABLE $1 SHARE PRICE; AN INVESTMENT IN
A MONEY MARKET FUND IS NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT.
TOTAL
RETURNS ARE HISTORICAL AND INCLUDE CHANGES IN SHARE PRICE, REINVESTMENT OF DIVIDENDS
AND CAPITAL GAINS, AND THE EFFECTS OF ANY SALES CHARGES.
TO WRITE FIDELITY


If more than one address is listed, please locate the address that is closest to you. We'll give your correspondence immediate attention and send you written confirmation upon completion of your request.
(LETTER_GRAPHIC)(LETTER_GRAPHIC)MAKING CHANGES
TO YOUR ACCOUNT
(such as changing name, address, bank, etc.)
Fidelity Investments
P.O. Box 770001
Cincinnati, OH 45277-0002
(LETTER_GRAPHIC)(LETTER_GRAPHIC)FOR NON-RETIREMENT
ACCOUNTS
BUYING SHARES
Fidelity Investments
P.O. Box 770001
Cincinnati, OH 45277-0003
OVERNIGHT EXPRESS
Fidelity Investments
100 Crosby Parkway - KP2C
Covington, KY 41015-4399
SELLING SHARES
Fidelity Investments
P.O. Box 193
Boston, MA 02210-0193
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
Fidelity Investments
P.O. Box 30281
Salt Lake City, UT 84130-0281
OVERNIGHT EXPRESS
Fidelity Investments
Attn: Redemptions
World Trade Center
164 Northern Avenue
Boston, MA 02210
GENERAL CORRESPONDENCE
Fidelity Investments
P.O. Box 193
Boston, MA 02210-0193
(LETTER_GRAPHIC)(LETTER_GRAPHIC)FOR RETIREMENT
ACCOUNTS
BUYING SHARES
Fidelity Investments
P.O. Box 770001
Cincinnati, OH 45277-0003
SELLING SHARES
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
GENERAL CORRESPONDENCE
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
INVESTMENT ADVISER
Fidelity Management & Research
  Company
Boston, MA
OFFICERS
Edward C. Johnson 3d, President
J. Gary Burkhead, Senior Vice President
Arthur S. Loring, Secretary
Stephen P. Jonas, Treasurer
John H. Costello, Assistant Treasurer
Leonard M. Rush, Assistant Treasurer
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox*
Phyllis Burke Davis*
Richard J. Flynn*
Edward C. Johnson 3d
E. Bradley Jones*
Donald J. Kirk*
Peter S. Lynch
Edward H. Malone*
Marvin L. Mann*
Gerald C. McDonough*
Thomas R. Williams*
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND SHAREHOLDER
SERVICING AGENT
Fidelity Service Co.
Boston, MA
CUSTODIAN
The Bank of New York
New York, NY
FIDELITY'S TAXABLE BOND FUNDS
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Ginnie Mae
Global Bond
Government Securities
Intermediate Bond
Investment Grade Bond
Mortgage Securities
New Markets Income
Short-Intermediate Government
Short-Term Bond
Short-Term World Income
Spartan(Registered trademark) Ginnie Mae
Spartan Government Income
Spartan High Income
Spartan Investment Grade Bond
Spartan Limited Maturity Government
Spartan Long-Term Government Bond
Spartan Short-Intermediate Government
Spartan Short-Term Income
THE FIDELITY
TELEPHONE CONNECTION
MUTUAL FUND 24-HOUR SERVICE
Account Balances  1-800-544-7544
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 (8 a.m. - 9 p.m.)
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(registered trademark)
* INDEPENDENT TRUSTEES
 AUTOMATED LINES FOR QUICKEST SERVICE
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GOVERNMENT INCOME
FUND
SEMIANNUAL REPORT
OCTOBER 31, 1995
CONTENTS


PRESIDENT'S MESSAGE    3    Ned Johnson on investing
                            strategies.

PERFORMANCE            4    How the fund has done over time.

FUND TALK              7    The manager's review of fund
                            performance, strategy and outlook.

INVESTMENT CHANGES     10   A summary of major shifts in the
                            fund's investments over the past six
                            months.

INVESTMENTS            11   A complete list of the fund's
                            investments with their market
                            values.

FINANCIAL STATEMENTS   16   Statements of assets and liabilities,
                            operations, and changes in net
                            assets,
                            as well as financial highlights.

NOTES                  20   Notes to the financial statements.


THIS REPORT AND THE FINANCIAL STATEMENTS CONTAINED HEREIN ARE SUBMITTED FOR THE GENERAL
INFORMATION OF THE SHAREHOLDERS OF THE FUND. THIS REPORT IS NOT AUTHORIZED FOR DISTRIBUTION TO
PROSPECTIVE INVESTORS IN THE FUND UNLESS PRECEDED OR ACCOMPANIED BY AN
EFFECTIVE
PROSPECTUS.
MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FDIC,
FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO
INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED. NEITHER THE FUND NOR FIDELITY DISTRIBUTORS CORPORATION IS A BANK.
FOR MORE INFORMATION ON ANY FIDELITY FUND, INCLUDING CHARGES AND EXPENSES,
CALL
1-800-544-8888 FOR A FREE PROSPECTUS. READ IT CAREFULLY BEFORE YOU INVEST OR SEND MONEY.
PRESIDENT'S MESSAGE


DEAR SHAREHOLDER:
Although the markets have been fairly positive this year, no one can predict what lies ahead for investors. Last year, stocks posted below-average returns and bonds had one of the worst years in history. This downturn followed a period in which the investing environment was generally very positive.
These market ups and downs are a normal part of investing, and there are some basic principles that are helpful for investors to remember in different types of markets.
Keeping in mind that the effects of interest rate changes on your bond investments will only be "paper" gains or losses unless you sell your shares, staying in your bond fund may be appropriate if your investment horizon is at least a year or more. The longer your investing time frame, the more likely it is that you will retain your principal investment through both up and down markets. For example, a 10-year time frame, such as saving for a college education, enables you to weather these ups and downs in a long-term fund, which has higher potential returns. An intermediate-length fund could be appropriate if your investment horizon is two to four years, and a short-term bond fund could be the right choice if you need your money in one or two years.
If your time horizon is less than a year, you might want to consider moving some of your bond investment into a money market fund, which seeks income and a stable share price by investing in high-quality, short-term investments. Of course, there is no assurance that a money market fund will achieve its goal, and it is important to remember that money market funds are not insured or guaranteed by any agency of the U.S. government.
No matter what your investment horizon or portfolio diversity, it makes good sense to follow a regular investment plan - investing a certain amount of money at the same time each month or quarter - and to review your portfolio periodically. A periodic investment plan will not, of course, assure a profit or protect against a loss.
If you have any questions, please call us at 1-800-544-8888. We stand ready to provide the information you need to make the investments that are right for you.
Best regards,
Edward C. Johnson 3d
PERFORMANCE: THE BOTTOM LINE


There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. A fund's total return includes changes in a fund's share price, reinvestment of any dividends (or income) and capital gains (the profits the fund earns when it sells bonds that have grown in value), and the effect of the $5 account closeout fee on an average sized account. You can also look at the fund's income to measure performance. If Fidelity had not reimbursed certain fund expenses, the past five years and life of fund total returns would have been lower.
CUMULATIVE TOTAL RETURNS
PERIODS ENDED OCTOBER 31, 1995           PAST 6   PAST 1   PAST 5   LIFE OF
                                         MONTHS   YEAR     YEARS    FUND

Spartan Government Income                8.22%    15.63%   52.39%   85.64%

Salomon Brothers Treasury/Agency Index   8.34%    15.45%   57.76%   n/a

Average General U.S. Government Bond     7.78%    14.70%   51.19%   n/a
Fund

Consumer Price Index                     1.18%    2.81%    15.13%   27.55%

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, six months, one year, five years or since the fund started on December 20, 1988. For example, if you invested $1,000 in a fund that had a 5% return over the past year, the value of your investment would be $1,050. You can compare the fund's returns to the performance of the Salomon Brothers Treasury/Agency Index - a broad measure of the performance of U.S. government bonds. To measure how the fund's performance stacked up against its peers, you can compare it to the average general U.S. government bond fund, which reflects the performance of 185 funds with similar objectives tracked by Lipper Analytical Services over the past six months. This benchmark includes reinvested dividends and capital gains, if any. Comparing the fund's performance to the consumer price index (CPI) helps show how your fund did compared to inflation. (The CPI returns begin on the month end closest to the fund's start date.) AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED OCTOBER 31, 1995              PAST 1   PAST 5   LIFE OF
                                            YEAR     YEARS    FUND

Spartan Government Income                   15.63%   8.79%    9.43%

Salomon Brothers Treasury/Agency Index      15.45%   9.55%    n/a

Average General U.S. Government Bond Fund   14.70%   8.59%    n/a

Consumer Price Index                        2.81%    2.86%    3.62%

AVERAGE ANNUAL TOTAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.
$10,000 OVER LIFE OF FUND
              Spartan GovernmenSalomon Brothers T
     12/31/88         10000.00          10000.00
     01/31/89         10175.40          10134.27
     02/28/89         10097.78          10056.19
     03/31/89         10104.09          10115.66
     04/30/89         10313.82          10305.03
     05/31/89         10606.35          10567.01
     06/30/89         10945.29          10924.95
     07/31/89         11196.70          11152.26
     08/31/89         10999.20          10963.62
     09/30/89         11064.30          11013.97
     10/31/89         11349.30          11300.03
     11/30/89         11477.32          11406.57
     12/31/89         11522.54          11423.72
     01/31/90         11374.73          11266.46
     02/28/90         11423.41          11275.95
     03/31/90         11432.64          11287.26
     04/30/90         11290.09          11192.03
     05/31/90         11644.08          11492.68
     06/30/90         11829.42          11675.85
     07/31/90         12017.08          11830.92
     08/31/90         11838.33          11659.79
     09/30/90         11934.42          11782.76
     10/31/90         12100.99          11976.14
     11/30/90         12373.83          12233.01
     12/31/90         12578.78          12426.75
     01/31/91         12724.51          12558.47
     02/28/91         12819.09          12611.74
     03/31/91         12879.73          12680.70
     04/30/91         13014.49          12831.76
     05/31/91         13078.93          12876.64
     06/30/91         13080.97          12868.25
     07/31/91         13251.79          13030.61
     08/31/91         13535.40          13320.68
     09/30/91         13808.89          13608.93
     10/31/91         13957.32          13714.01
     11/30/91         14056.63          13856.68
     12/31/91         14478.81          14332.10
     01/31/92         14300.45          14110.26
     02/29/92         14396.79          14166.82
     03/31/92         14350.80          14081.44
     04/30/92         14452.94          14182.14
     05/31/92         14693.76          14428.80
     06/30/92         14881.82          14638.60
     07/31/92         15120.94          15001.64
     08/31/92         15198.57          15155.62
     09/30/92         15326.07          15365.05
     10/31/92         15148.13          15142.12
     11/30/92         15271.79          15114.39
     12/31/92         15509.70          15369.80
     01/31/93         15678.96          15714.60
     02/28/93         15894.57          16021.09
     03/31/93         15936.89          16064.14
     04/30/93         16060.25          16202.07
     05/31/93         16126.36          16177.62
     06/30/93         16393.88          16540.66
     07/31/93         16488.97          16642.46
     08/31/93         16710.04          17012.44
     09/30/93         16688.57          17087.61
     10/31/93         16720.09          17132.85
     11/30/93         16522.81          16944.58
     12/31/93         16648.09          17020.10
     01/31/94         16896.96          17253.99
     02/28/94         16548.56          16894.95
     03/31/94         16104.37          16501.62
     04/30/94         15876.77          16374.65
     05/31/94         15892.09          16358.96
     06/30/94         15850.93          16325.39
     07/31/94         16166.65          16610.36
     08/31/94         16192.46          16614.73
     09/30/94         15955.78          16381.95
     10/31/94         15947.83          16365.53
     11/30/94         15923.85          16329.40
     12/31/94         16051.03          16441.78
     01/31/95         16365.74          16763.97
     02/28/95         16727.41          17115.34
     03/31/95         16810.12          17217.13
     04/30/95         17039.33          17438.98
     05/31/95         17682.39          18154.12
     06/30/95         17826.75          18291.68
     07/31/95         17766.76          18228.19
     08/31/95         17969.09          18436.53
     09/30/95         18151.91          18602.91
     10/31/95         18436.89          18892.98

$10,000 OVER LIFE OF FUND: Let's say you invested $10,000 in Spartan Government Income Fund on December 31, 1988, shortly after the fund started. As the chart shows, by October 31, 1995, the value of your investment would have grown to $18,442 - an 84.42% increase on your initial investment. This assumes you still owned the fund on October 31, 1995, and therefore does not include the effect of the $5 account closeout fee on an average sized account. For comparison, look at how the Salomon Brothers Treasury/Agency Index did over the same period. With dividends reinvested, the same $10,000 investment would have grown to $18,893 - an 88.93% increase.
UNDERSTANDING
PERFORMANCE
How a fund did yesterday is no
guarantee of how it will do
tomorrow. Bond prices, for
example, generally move in
the opposite direction of
interest rates. In turn, the
share price, return, and yield of
a fund that invests in bonds
will vary. That means if you
sell your shares during a
market downturn, you might
lose money. But if you can ride
out the market's ups and
downs, you may have a gain.
(checkmark)
TOTAL RETURN COMPONENTS
      SIX MONTHS     YEARS ENDED APRIL 30,
      ENDED
      OCTOBER 31,

      1995   1995   1994   1993   1992   1991

Dividend return        3.41%   7.82%    5.09%    6.81%    8.22%    9.19%

Capital appreciation   4.81%   -0.51%   -6.24%    4.30%    2.82%    6.07%
 return

Total return           8.22%   7.31%    -1.15%   11.11%   11.04%   15.26%

DIVIDEND returns and capital appreciation returns are both part of a bond fund's total return. A dividend return reflects the actual dividends paid by the fund. A capital appreciation return reflects both the amount paid by the fund to shareholders as capital gain distributions and changes in the fund's share price. Both returns assume the dividends or gains are reinvested. Capital appreciation and total returns include the effect of the $5 account closeout fee on an average sized account.
DIVIDENDS AND YIELD
PERIODS ENDED OCTOBER 31, 1995    PAST          PAST 6         PAST
                                  MONTH         MONTHS         YEAR

Dividends per share               5.49(cents)   33.03(cents)   74.90(cents)

Annualized dividend rate          6.22%         6.38%          7.48%

30-day annualized yield           5.84%         -              -

DIVIDENDS per share show the income paid by the fund for a set period. If you annualize this number, based on an average share price of $10.39 over the past month, $10.27 over the past six months and $10.01 over the past year, you can compare the fund's income over these three periods. The 30-day annualized YIELD is a standard formula for all funds based on the yields of the bonds in the fund, averaged over the past 30 days. This figure shows you the yield characteristics of the fund's investments at the end of the period. It also helps you compare funds from different companies on an equal basis.
FUND TALK: THE MANAGER'S OVERVIEW


An interview with Robert Ives, Portfolio Manager of Spartan Government
Income Fund
Q. SO, BOB, HOW DID THE FUND DO DURING THE SEMIANNUAL PERIOD?
A. Pretty well. For the six-month period ended October 31, 1995, the fund had a total return of 8.22%. That topped the average U.S. government bond fund, which returned 7.78% for the same period, as tracked by Lipper Analytical Services. The fund's benchmark, the Salomon Brothers Treasury/Agency Index, returned 8.34% for the period.
Q. IT APPEARS THE BOND MARKET CONTINUED TO PERFORM WELL . . .
A. Yes, it certainly did. Economic growth has slowed noticeably as 1995 has progressed. This slowing of growth caused the bond market to rally as inflation fears, which are sparked by signs of growth, waned. That caused a general drop in interest rates, particularly in the longer maturity bonds of the yield curve. In fact, the yield curve has flattened dramatically.
Q. WHAT AREAS OF THE BOND MARKET HELPED THE FUND THE MOST?
A. The chief reason for the very strong performance of the fund was its position in U.S. Treasury bonds. In a bond rally, the greatest price appreciation usually comes from the bonds with the longer maturities. Therefore, the fund's Treasury holdings with maturities of 10 years or more tended to help the most. The fund's holdings in U.S. government agencies - such as Fannie Mae - performed well in the period, as did most collateralized mortgage obligations or CMOs held by the fund.
Q. WHAT INVESTMENTS DOES THE FUND HOLD IN THE CMO MARKET?
A. Planned amortization class bonds, or PACs, which are a class of CMOs. PACs are known for the greater predictability of their cash flow relative to the more common mortgage pass-through security. In the mortgage-backed securities market, investors fear prepayment risk, or the possibility that these securities' underlying pool of mortgages will be paid off early and force bond holders to invest at less attractive rates. Because of certain financial characteristics, PACs tend to lessen these risks. Earlier this year, I bought these securities because their yields were much greater than Treasury note yields. Today, I'm reducing the fund's position in PACs because they have performed well relative to Treasuries and are not likely to continue to do so.
Q. WERE THERE ANY DISAPPOINTMENTS?
A. Sure. While some PAC bonds performed well during the period, most mortgage pass-through securities did not perform as well as Treasury securities.
Q. WHAT ARE PASS-THROUGH SECURITIES, AND WHY DID THEY UNDERPERFORM
TREASURIES?
A. Mortgage pass-through securities - such as Ginnie Maes - represent pooled mortgages whose principal and interest payments are "passed-through" by Ginnie Mae to investors. As discussed before, when interest rates fall, investors in mortgage-related securities fear increases in the prepayment rates of the securities' underlying mortgages. Over the fund's reporting period, increasing prepayment fears caused the prices of mortgage pass-throughs to lag Treasury bonds.
Q. EARLIER, YOU DISCUSSED PREPAYMENT RISK. DO YOU ANTICIPATE LOWERING THE FUND'S EXPOSURE TO MORTGAGE-BACKED SECURITIES BECAUSE OF PREPAYMENT RISKS?
A. If anything, I would consider adding to the fund's mortgage position. In the past few months, mortgage securities have become even more attractive as prepayment fears have been priced into the market and made mortgages cheap relative to Treasuries. Should fears escalate, it could signal a buying opportunity. That said, there are ways that I've attempted to limit prepayment risk while still owning mortgage securities.
Q. SPECIFICALLY, HOW HAVE YOU DONE THAT?
A. I've done this by owning shorter duration CMOs and higher-coupon seasoned mortgages - or those containing mortgage securities that have been outstanding for 10 years or more. Fewer of these securities are likely to have their mortgages paid off early.
Q. HOW IS THE FUND CURRENTLY STRUCTURED?
A. The fund currently has large positions in mortgage-backed securities, U.S. government agencies and CMOs. In general, over the past few months mortgage securities have come to offer a significant yield advantage over Treasuries. During that time, rising prepayment fears have been priced in the mortgage-related markets - thus making them cheap relative to Treasuries. Additionally, the fund's duration - or its price sensitivity to a given change in interest rates - is approximately that of the overall market.
Q. WHAT'S YOUR MARKET OUTLOOK, BOB?
A. I think the most important thing in the next few months is the budget situation in Washington. If the White House and Congress can make some headway, I think it will be very positive for the bond market and it might lead the Federal Reserve to ease short-term interest rates. That said, however, it is unlikely investors will see the same stellar performance in the bond market next year as we have seen in 1995.

FUND FACTS
GOAL: high current income
by investing mainly in
securities of any maturity
issued or guaranteed by the
U.S. government and its
agencies
START DATE: December 20,
1988
SIZE: as of October 31, 1995,
more than $245 million
MANAGER: Robert Ives, since
1993; manager, Fidelity
Advisor Government
Investment and Fidelity
Advisor Annuity Government
Investment, and Fidelity
Government Securities funds
since February 1995; Fidelity
Mortgage Securities Portfolio,
January 1993-August 1993;
Fidelity Ginnie Mae Portfolio,
1993-February 1995; Spartan
Ginnie Mae Fund,
1993-February 1995; joined
Fidelity in 1991
(checkmark)
ROBERT IVES ON MANAGING RISK
IN THE MORTGAGE-BACKED
SECURITIES MARKET:
"Managing mortgage-backed
securities presents a variety of
challenges. Like other
fixed-income securities, they
are affected by inflation fears
and tend to perform poorly in
rising interest rate
environments. An additional
feature of mortgage securities
is that, because they represent
a pool of home mortgages,
their value is greatly influenced
by the payment patterns of the
people holding the underlying
mortgages. If interest rates fall
far enough, mortgage owners
will be encouraged to refinance
their debt. If the underlying
mortgages of a
mortgage-backed security are
paid off early, investors are
forced to reinvest their money
at lower rates.
"I manage prepayment risk by
trying to identify mortgage
securities that have relatively
low prepayment risk. These
can include generic
pass-throughs - or pooled
mortgages whose income is
passed through an
intermediary to investors -
CMOs, PACs and seasoned
mortgages. These securities
offer a limited amount of
prepayment protection while
still capturing much of the
additional yield that the
mortgage market offers."
INVESTMENT CHANGES


COUPON DISTRIBUTION AS OF OCTOBER 31, 1995
                    % OF FUND'S   % OF FUND'S
                    INVESTMENTS   INVESTMENTS
                                  6 MONTHS AGO

 Under 5%            2.5           9.4

 5 -  5.99%          7.7           10.1

 6 -  6.99%          10.6          8.8

 7 -  7.99%          6.1           8.3

 8 -  8.99%          30.4          29.8

 9 -  9.99%          24.3          22.1

10 - 10.99%          1.8           2.0

11 - 11.99%          5.3           1.5

12 - 12.99%          9.9           5.4

13% and over         0.4           0.5

Zero Coupon Bonds    0.2           0.2

COUPON DISTRIBUTION SHOWS THE RANGE OF STATED INTEREST RATES ON THE FUND'S INVESTMENTS, EXCLUDING REPURCHASE AGREEMENTS.
AVERAGE YEARS TO MATURITY AS OF OCTOBER 31, 1995
               6 MONTHS AGO

Years    9.6    9.3

AVERAGE YEARS TO MATURITY IS BASED ON THE AVERAGE TIME UNTIL PRINCIPAL PAYMENTS ARE EXPECTED FROM EACH OF THE FUND'S BONDS, WEIGHTED BY DOLLAR AMOUNT.
DURATION AS OF OCTOBER 31, 1995
               6 MONTHS AGO

Years    5.0    4.7

DURATION SHOWS HOW MUCH A BOND FUND'S PRICE FLUCTUATES WITH CHANGES IN COMPARABLE INTEREST RATES. IF RATES RISE 1%, FOR EXAMPLE, A FUND WITH A FIVE-YEAR DURATION IS LIKELY TO LOSE ABOUT 5% OF ITS VALUE. OTHER FACTORS ALSO CAN INFLUENCE A BOND FUND'S PERFORMANCE AND SHARE PRICE. ACCORDINGLY, A BOND FUND'S ACTUAL PERFORMANCE MAY DIFFER FROM THIS EXAMPLE.
ASSET ALLOCATION
AS OF OCTOBER 31, 1995 AS OF APRIL 30, 1995
Mortgage-backed
securities 14.6%*
U.S. government and
government agency
obligations 76.3%
CMOs and other
mortgage related
securities 8.3%
Short-term
investments 0.8%
Mortgage-backed
securities 18.9%**
U.S. government and
government agency
obligations 64.3%
CMOs and other
mortgage  related
securities 14.9%
Short-term
investments 1.9%
Row: 1, Col: 1, Value: 2.8
Row: 1, Col: 2, Value: 8.300000000000001
Row: 1, Col: 3, Value: 74.3
Row: 1, Col: 4, Value: 14.6
Row: 1, Col: 1, Value: 2.9
Row: 1, Col: 2, Value: 14.9
Row: 1, Col: 3, Value: 64.3
Row: 1, Col: 4, Value: 17.9
* GNMA SECURITIES 0.7%
** GNMA SECURITIES 1.1%
INVESTMENTS OCTOBER 31, 1995 (UNAUDITED)

Showing Percentage of Total Value of Investment in Securities



U.S. GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS - 76.3%
  PRINCIPAL VALUE
  AMOUNT  (NOTE 1)
U.S. TREASURY OBLIGATIONS - 52.1%
8%, 10/15/96 $ 11,907,000 $ 12,165,620  912827YB
4 3/8%, 11/15/96  4,340,000  4,287,095  912827M7
7 1/4%, 11/15/96  860,000  873,975  912827UF
8 1/2%, 5/15/97  11,949,000  12,449,305  912827UW
9 1/4%, 8/15/98  3,580,000  3,902,200  912827WN
5 1/8%, 12/31/98  1,965,000  1,931,226  912827N4
7 3/4%, 12/31/99  5,600,000  5,996,368
11 7/8%, 11/15/03  3,595,000  4,922,885  912810DG
11 3/4%, 2/15/10  4,080,000  5,694,782  912810CM
12 3/4%, 11/15/10  7,290,000  10,857,507  912810CS
9%, 11/15/18  23,470,000  30,653,932  912810EB
8 7/8%, 2/15/19  15,000,000  19,382,850  912810EC
8 1/8%, 8/15/19  2,205,000  2,654,269  912810ED
12%, 8/15/23  7,200,000  10,801,152  912810DF
  126,573,166
U.S. GOVERNMENT AGENCY OBLIGATIONS - 24.2%
Federal Agricultural Mortgage Corp.
7.01%, 2/10/05  700,000  737,429  31315HEA
Federal Farm Credit Bank:
6.56%, 8/5/02  455,000  464,555  31331NRS
 6.20%, 9/23/02  650,000  650,910  31331NTE
 6.40%, 10/3/02  200,000  202,400  31331NTL
Federal Home Loan Bank:
 4.78%, 2/10/97 (callable)  310,000  305,713  313400A7
 5.40%, 8/3/98 (callable) (a)  2,500,000  2,461,750  313389UV
 5.92%, 3/18/99  450,000  449,861  3133895S
 6.37%, 6/30/03  310,000  312,870  31339CCG
Federal National Mortgage Association:
6.52%, 9/15/97  11,000,000  11,143,946  31364A3J
 3%, 7/13/98 (a)  450,000  456,258  31364AB3
 0%, 11/30/99  606,000  474,195  9931287L
 7.40%, 7/1/04  230,000  245,939  31359CAT
Government Trust Certificates (assets of the Trust
guaranteed by U.S. Government through
Defense Security Assistance Agency):
 Class 3-B, 8.55%, 11/15/97  532,184  541,801  383752FG
  Class 1-C, 9 1/4%, 11/15/01  2,983,000  3,281,837  383752CF
  Class 2-E, 9.40%, 5/15/02  190,000  209,897  383752DP
  Class T-2, 9 5/8%, 5/15/02  2,621,000  2,894,580  383665BD
U.S. GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS - CONTINUED
  PRINCIPAL VALUE
  AMOUNT  (NOTE 1)
U.S. GOVERNMENT AGENCY OBLIGATIONS - CONTINUED
Government Trust Certificates (assets of Trust
guaranteed by U.S. Government through
Export-Import Bank):
  Series 1994-C, 6.610%, 9/15/99 $ 147,496 $ 149,253  400907AJ
  Series 1995-A, 6.28%, 6/15/04  870,000  871,044  40074PAA
  Series 1992-A, 7.02%, 9/1/04  801,000  825,629  400757AA
  Series 1994-F, 8.178%, 12/15/04  13,051,907  13,943,666  400907AL
Private Export Funding Corp.:
 secured notes, Series CC, 9 1/2%, 3/31/99  260,000  287,539  742651BE
 5 3/4%, 4/30/98  515,000  513,209  742651BS
 6.90%, 1/31/03  90,000  93,366  742651BT
 5.65%, 3/15/03  667,500  658,489  742651BU
 8 3/4%, 6/30/03  880,000  1,011,484  742651BN
 5.80%, 2/1/04  120,000  117,540  742651BW
 6.86%, 4/30/04  294,300  300,489  742651BY
State of Israel (guaranteed by U.S. Government
through Agency for International Development):
  5 1/4%, 3/15/98  410,000  405,002  465139AB
  4 7/8%, 9/15/98  1,060,000  1,033,500  465139BX
  5 3/4%, 3/15/00  690,000  682,672  465139AC
  8%, 11/15/01  6,190,000  6,753,909  465139GR
  6 1/4%, 8/15/02  2,170,000  2,185,722  465139LC
  6 1/8%, 3/15/03  1,200,000  1,193,256  465139AD
  8 1/2%, 4/1/06  1,590,000  1,784,282  38373PAB
Student Loan Marketing Association:
 7.56%, 12/9/96  200,000  203,719
 8.14%, 10/15/03  650,000  717,641  86387RPM
Twelve Federal Land Banks 7.95%, 10/21/96  290,000  295,800  901178BT
  58,861,152
TOTAL U.S. GOVERNMENT AND
GOVERNMENT AGENCY OBLIGATIONS
(Cost $176,665,028)   185,434,318
U.S. GOVERNMENT AGENCY - MORTGAGE-BACKED SECURITIES - 14.6%
FEDERAL HOME LOAN MORTGAGE CORPORATION - 10.6%
6 1/2%, 5/1/08  1,087,111  1,078,957  31294JGX
7 1/2%, 6/1/07  815,564  836,760  313970R4
9%, 8/1/08 to 4/1/20  2,337,822  2,468,277  31295WRE
9 1/2%, 6/1/09 to 8/1/24  13,425,017  14,227,808  31340TCB
U.S. GOVERNMENT AGENCY - MORTGAGE-BACKED SECURITIES - CONTINUED
  PRINCIPAL VALUE
  AMOUNT  (NOTE 1)
FEDERAL HOME LOAN MORTGAGE CORPORATION - CONTINUED
10%, 7/1/09 to 2/1/21 $ 3,782,815 $ 4,123,334  31295VC9
10 1/2%, 10/1/15 to 1/1/16  142,211  155,538  31341HZR
12%, 9/1/03 to 12/1/15   213,327  240,130  31341D2X
12 1/4%, 3/1/11 to 7/1/14  625,924  704,703  31343ATR
12 1/2%, 2/1/14 to 6/1/19   1,176,156  1,352,342  31295WKZ
13%, 8/1/10 to 6/1/15  454,831  528,171  31340MVV
13 1/2%, 10/1/11  1,165  1,376  31340MAT
  25,717,396
FEDERAL NATIONAL MORTGAGE ASSOCIATION - 3.3%
6.345%, 3/1/99  1,797,815  1,807,366  31366WA7
6 1/2%, 2/1/10 to 1/1/24  1,290,757  1,289,118  31360AG2
7%, 11/1/06  518,544  525,820  31367QQJ
8 1/4%, 12/1/01  1,986,523  2,125,580  31362WE3
11%, 8/1/10  993,517  1,105,496  31360JBH
11 1/4%, 5/1/14  416,369  463,922  31360JG8
12 1/2%, 3/1/16   139,607  161,813  31362TVR
13%, 9/1/13  92,793  108,654  31360CV8
13 1/2%, 5/1/11 to 1/1/15  266,591  314,756  31360HLV
  7,902,525
GOVERNMENT NATIONAL MORTGAGE ASSOCIATION - 0.7%
8 1/2%, 1/15/06 to 7/15/08  243,139  255,813  362034MH
9 1/2%, 6/15/09 to 11/15/09  1,094,879  1,183,277  362060E6
10%, 1/15/16  4,729  5,185
11%, 4/15/13 to 6/15/13  67,169  75,280
11 1/2%, 4/15/10 to 4/15/13   96,507  109,278  362067KK
13 1/2%, 7/15/11  86,559  103,357  362087M8
  1,732,190
TOTAL U.S. GOVERNMENT AGENCY -
MORTGAGE-BACKED SECURITIES
(Cost $34,626,303)   35,352,111
COLLATERALIZED MORTGAGE OBLIGATIONS - 8.3%
PRIVATE SPONSOR - 0.2%
DLJ Acceptance Trust planned amortization class,
Series 1989, Class 1-F, 11%, 8/1/19  369,666  405,709  23321MAL
COLLATERALIZED MORTGAGE OBLIGATIONS - CONTINUED
  PRINCIPAL VALUE
  AMOUNT  (NOTE 1)
U.S. GOVERNMENT AGENCY - 8.1%
Federal Home Loan Mortgage Corporation:
 planned amortization class:
  Series 1417-C, 5 3/8%, 6/15/01 $ 1,242,300 $ 1,233,371  312913CL
  Series 1485-C, 5%, 9/15/01  1,800,000  1,772,719  3129142Y
  Series 1515-D, 6%, 9/15/05  4,000,000  3,940,000  312915YC
 sequential pay Series 1353, Class A, 5 1/2%, 11/15/04  177,959  174,789
312911KA
 Series 1993:
  Class 72-B, 5%, 1/25/02  1,372,308  1,354,715  31359ACU
   Class 135-PC, 5 1/2%, 7/25/02  1,970,000  1,940,450  31359BRK
Federal National Mortgage Association:
planned amortization class:
  Series 1992, Class 193-D, 5 3/4%, 12/25/01  3,900,000  3,875,625
31358RHR
  Series 1993-28, Class PD, 5 1/4%, 10/25/01  1,000,000  988,438  31358TS3
  Series 1994-M3, Class A, 7.71%, 4/1/06  4,237,581  4,383,248  31359LHH
  19,663,355
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS
(Cost $19,243,185)   20,069,064
REPURCHASE AGREEMENTS - 0.8%
 MATURITY
 AMOUNT

Investments in repurchase agreement,
(U.S. Treasury obligations) in a
joint trading account at 5.88%,
dated 10/31/95 due 11/1/95  $ 2,056,336  2,056,000  82699H9K
TOTAL INVESTMENT IN SECURITIES - 100%
(Cost $232,590,516)  $ 242,911,493
LEGEND
1. Debt obligation initially issued at one coupon which converts to a higher coupon at a specified date.
INCOME TAX INFORMATION
At October 31, 1995, the aggregate cost of investment securities for income tax purposes was $232,702,524. Net unrealized appreciation aggregated $10,208,969, of which $10,484,325 related to appreciated investment securities and $275,356 related to depreciated investment securities.
At April 30, 1995, the fund had a capital loss carryforward of approximately $13,235,000 all of which will expire on April 30, 2003.
The fund has elected to defer to its fiscal year ending April 30, 1996 approximately $5,412,000 of losses recognized during the period November 1, 1994 to April 30, 1995.
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 OCTOBER 31, 1995 (UNAUDITED)

ASSETS

Investment in securities, at value (including repurchase                   $ 242,911,493
agreements of $2,056,000) (cost $232,590,516) -
See accompanying schedule

Cash                                                                        182,834

Receivable for investments sold                                             9,850,967

Interest receivable                                                         4,906,998

 TOTAL ASSETS                                                               257,852,292

LIABILITIES

Payable for investments purchased                           $ 11,850,779

Distributions payable                                        208,262

Accrued management fee                                       132,272

 TOTAL LIABILITIES                                                          12,191,313

NET ASSETS                                                                 $ 245,660,979

Net Assets consist of:

Paid in capital                                                            $ 252,691,679

Distributions in excess of net investment income                            (1,191,845)

Accumulated undistributed net realized gain (loss)                          (16,159,832)
on investments

Net unrealized appreciation (depreciation) on                               10,320,977
investments

NET ASSETS, for 23,561,908 shares outstanding                              $ 245,660,979

NET ASSET VALUE, offering price and redemption price per                    $10.43
share ($245,660,979 (divided by) 23,561,908 shares)


STATEMENT OF OPERATIONS

 SIX MONTHS ENDED OCTOBER 31, 1995 (UNAUDITED)

INVESTMENT INCOME                                                      $ 8,749,186
Interest

EXPENSES

Management fee                                             $ 790,276

Non-interested trustees' compensation                       545

 TOTAL EXPENSES                                                         790,821

NET INVESTMENT INCOME                                                   7,958,365

REALIZED AND UNREALIZED GAIN (LOSS)                                     2,655,586
Net realized gain (loss) on investment securities

Change in net unrealized appreciation (depreciation) on                 8,662,309
investment securities

NET GAIN (LOSS)                                                         11,317,895

NET INCREASE (DECREASE) IN NET ASSETS RESULTING                        $ 19,276,260
FROM OPERATIONS


STATEMENT OF CHANGES IN NET ASSETS

                                                         SIX MONTHS        YEAR ENDED
                                                         ENDED             APRIL 30,
                                                         OCTOBER 31,1995   1995
                                                         (UNAUDITED)

INCREASE (DECREASE) IN NET ASSETS

Operations                                               $ 7,958,365       $ 18,513,856
Net investment income

 Net realized gain (loss)                                 2,655,586         (13,023,263)

 Change in net unrealized appreciation (depreciation)     8,662,309         11,143,605

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING          19,276,260        16,634,198
FROM OPERATIONS

Distributions to shareholders                             (7,834,954)       (17,802,636)
From net investment income

 In excess of net investment income                       -                 (1,156,874)

 TOTAL DISTRIBUTIONS                                      (7,834,954)       (18,959,510)

Share transactions                                        19,280,881        36,150,573
Net proceeds from sales of shares

 Reinvestment of distributions                            6,550,945         15,816,845

 Cost of shares redeemed                                  (31,511,249)      (96,396,776)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING          (5,679,423)       (44,429,358)
FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS                 5,761,883         (46,754,670)

NET ASSETS

 Beginning of period                                      239,899,096       286,653,766

 End of period (including distributions in excess        $ 245,660,979     $ 239,899,096
of net investment income of $(1,191,845) and
$(1,315,256), respectively)

OTHER INFORMATION
Shares

 Sold                                                     1,873,447         3,685,770

 Issued in reinvestment of distributions                  636,074           1,612,595

 Redeemed                                                 (3,068,310)       (9,835,808)

 Net increase (decrease)                                  (558,789)         (4,537,443)


FINANCIAL HIGHLIGHTS
      SIX MONTHS         YEARS ENDED APRIL 30,
      ENDED
      OCTOBER 31, 1995

      (UNAUDITED)   1995   1994 E   1993   1992   1991


SELECTED PER-SHARE
DATA

Net asset value,           $ 9.950     $ 10.000    $ 10.930    $ 10.900    $ 10.640    $ 10.030
beginning of period

Income from                 .334        .640        .624        .784        .846        .870
Investment
Operations
Net investment
income

 Net realized and           .476        .055 D      (.720)      .370        .294        .610
 unrealized gain
(loss)

 Total from investment      .810        .695        (.096)      1.154       1.140       1.480
 operations

Less Distributions          (.330)      (.700)      (.574)      (.704)      (.840)      (.870)
From net investment
 income

 In excess of net           -           (.045)      -           -           -           -
 investment income

 From net realized gain     -           -           (.100)      (.420)      (.040)      -

 In excess of net           -           -           (.160)      -           -           -
 realized gain

 Total distributions        (.330)      (.745)      (.834)      (1.124)     (.880)      (.870)

Net asset value, end       $ 10.430    $ 9.950     $ 10.000    $ 10.930    $ 10.900    $ 10.640
of period

TOTAL RETURN  B, C          8.23%       7.32%       (1.14)      11.12%      11.05%      15.27%
                                                   %

RATIOS AND
SUPPLEMENTAL DATA

Net assets, end of         $ 245,661   $ 239,899   $ 286,654   $ 457,725   $ 482,837   $ 430,443
period (000 omitted)

Ratio of expenses to        .65%        .65%        .65%        .65%        .65%        .53%
average net assets         A                                                           F

Ratio of net investment     6.51%       7.34%       6.79%       7.11%       7.77%       8.35%
income to average          A
net assets

Portfolio turnover rate     138%        303%        354%        170%        59%         96%
                           A


A ANNUALIZED
B THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED.
D THE AMOUNT SHOWN FOR A SHARE OUTSTANDING DOES NOT CORRESPOND WITH THE AGGREGATE NET LOSS ON INVESTMENTS FOR THE PERIOD ENDED DUE TO THE TIMING OF SALES AND REPURCHASES OF FUND SHARES IN RELATION TO FLUCTUATING MARKET VALUES OF THE INVESTMENTS OF THE FUND.
E EFFECTIVE MAY 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INVESTMENT INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
F FMR VOLUNTARILY AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
NOTES TO FINANCIAL STATEMENTS
For the period ended October 31, 1995 (Unaudited)


1. SIGNIFICANT ACCOUNTING POLICIES.
Spartan Government Income Fund (the fund) is a fund of Fidelity Fixed-Income Trust (the trust) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. The following summarizes the significant accounting policies of the fund:
SECURITY VALUATION. Securities are valued based upon a computerized matrix system and/or appraisals by a pricing service, both of which consider market transactions and dealer-supplied valuations. Short-term securities maturing within sixty days of their purchase date are valued either at amortized cost or original cost plus accrued interest, both of which approximate current value. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees.
INCOME TAXES. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, the fund is not subject to income taxes to the extent that it distributes substantially all of its taxable income for its fiscal year. The schedule of investments includes information regarding income taxes under the caption "Income Tax Information."
INVESTMENT INCOME. Interest income, which includes accretion of original issue discount, is accrued as earned.
EXPENSES. Most expenses of the trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned between the funds in the trust.
DISTRIBUTIONS TO SHAREHOLDERS. Distributions are declared daily and paid monthly from net investment income. Distributions from realized gains, if any, are recorded on the ex-dividend date.
Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences, which may result in distribution reclassifications, are primarily due to differing treatments for paydown gains/losses on certain securities, futures and options transactions, market discount and losses deferred due to wash sales and excise tax regulations.
Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital and may affect the per-share allocation between net investment income and realized and unrealized gain (loss). Distributions in excess of net investment income and accumulated undistributed net realized gain (loss) on investments may include temporary book and tax basis differences that will reverse in a subsequent period. Any taxable income or gain remaining at fiscal year end is distributed in the following year.
1. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
2. OPERATING POLICIES.
JOINT TRADING ACCOUNT. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the fund, along with other affiliated entities of Fidelity Management & Research Company (FMR), may transfer uninvested cash balances into one or more joint trading accounts. These balances are invested in one or more repurchase agreements that mature in 60 days or less from the date of purchase, and are collateralized by U.S. Treasury or Federal Agency obligations.
REPURCHASE AGREEMENTS. The fund, through its custodian, receives delivery of the underlying U.S. Treasury or Federal Agency Securities, the market value of which is required to be at least equal to the repurchase price. For term repurchase agreement transactions, the underlying securities are marked-to-market daily and maintained at a value at least equal to the repurchase price. FMR, the fund's investment adviser, is responsible for determining that the value of the underlying securities remains in accordance with the market value requirements stated above.
3. PURCHASES AND SALES OF INVESTMENTS.
Purchases and sales of long-term U.S. government and government agency obligations aggregated $165,316,313 and $167,039,628, respectively.
4. FEES AND OTHER
TRANSACTIONS WITH AFFILIATES.
MANAGEMENT FEE. As the fund's investment adviser, FMR pays all expenses, except the compensation of the non-interested Trustees and certain exceptions such as interest, taxes, brokerage commissions and extraordinary expenses. FMR receives a fee that is computed daily at an annual rate of
 .65% of the fund's average net assets.
FMR also bears the cost of providing shareholder services to the fund. To offset the cost of providing these services, FMR or its affiliates collect certain transaction fees from the fund's shareholders which amounted to $2,517 for the period.
5. PROPOSED REORGANIZATION.
The Board of Trustees of the Fidelity Fixed-Income Trust has approved an Agreement and Plan of Reorganization and Liquidation ("Agreement") between the fund and Spartan Long-Term Government Bond Fund ("Reorganization"). The Agreement provides for the transfer of substantially all of the assets and the assumption of substantially all of the liabilities of Spartan Long-Term Government Bond Fund in exchange solely for
5. PROPOSED REORGANIZATION - CONTINUED
the number of shares of the fund having the same aggregate net asset value as the outstanding shares of Spartan Long-Term Government Bond Fund at the close of business on the day the Reorganization is effective. The Reorganization can be consummated only if, among other things, it is approved by the vote of a majority (as defined by the Investment Company Act of 1940) of outstanding voting securities of Spartan Long-Term Government Bond Fund. A Special Meeting of Shareholders (Meeting) of Spartan Long-Term Government Bond Fund will be held on May 7, 1996 to approve the Agreement. If the Agreement is approved at the Meeting, the Reorganization is expected to become effective on or about May 31, 1996.
TO CALL FIDELITY


FOR FUND INFORMATION AND QUOTES
The Fidelity Telephone Connection offers you special automated telephone services for quotes and balances. The services are easy to use, confidential and quick. All you need is a Touch Tone telephone.
YOUR PERSONAL IDENTIFICATION NUMBER
(PIN)
The first time you call one of our automated telephone services, we'll ask you to set up your Personal Identification
Number (PIN).  The PIN assures that
only you have automated telephone
access to your account information.
Please have your Customer Number
(T-account #) handy when you call -
you'll need it to establish your PIN. If you would ever like to change your PIN, just choose the "Change your Personal
Identification Number" option when
you call. If you forget your PIN, please call a Fidelity representative at 1-800-
544-6666 for assistance.




(PHONE_GRAPHIC)(PHONE_GRAPHIC)MUTUAL FUND QUOTES*
1-800-544-8544
Just make a selection from this record-ed menu:
PRESS
 For quotes on funds you own.
1.
 For an individual fund quote.
2.
 For the ten most frequently
requested Fidelity fund quotes.
3.
 For quotes on Fidelity Select
Portfolios(registered trademark).
4.
 To change your Personal
Identification Number (PIN).
5.
 To speak with a Fidelity
representative.
6.
(PHONE_GRAPHIC)(PHONE_GRAPHIC)MUTUAL FUND ACCOUNT
BALANCES 1-800-544-7544
Just make a selection from this record-
ed menu:
PRESS
 For balances on funds you own.
1.
 For your most recent fund activity
(purchases, redemptions, and
dividends).
2.
 To change your Personal
Identification Number (PIN).
3.
 To speak with a Fidelity
representative.
4.
* WHEN YOU CALL THE QUOTES LINE, PLEASE REMEMBER THAT A FUND'S YIELD AND RETURN WILL
VARY AND, EXCEPT FOR MONEY MARKET FUNDS, SHARE PRICE WILL ALSO VARY. THIS MEANS THAT
YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL YOUR SHARES. THERE IS NO
ASSURANCE THAT
MONEY MARKET FUNDS WILL BE ABLE TO MAINTAIN A STABLE $1 SHARE PRICE; AN INVESTMENT IN
A MONEY MARKET FUND IS NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT.
TOTAL
RETURNS ARE HISTORICAL AND INCLUDE CHANGES IN SHARE PRICE, REINVESTMENT OF DIVIDENDS
AND CAPITAL GAINS, AND THE EFFECTS OF ANY SALES CHARGES.
INVESTMENT ADVISER
Fidelity Management & Research
  Company
Boston, MA
OFFICERS
Edward C. Johnson 3d, President
J. Gary Burkhead, Senior Vice President
Fred L. Henning, Jr., Vice President
Arthur S. Loring, Secretary
Kenneth A. Rathgeber, Treasurer
John H. Costello, Assistant Treasurer
Leonard M. Rush, Assistant Treasurer
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox*
Phyllis Burke Davis*
Richard J. Flynn*
Edward C. Johnson 3d
E. Bradley Jones*
Donald J. Kirk*
Peter S. Lynch
Edward H. Malone*
Marvin L. Mann*
Gerald C. McDonough*
Thomas R. Williams*
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND SHAREHOLDER
SERVICING AGENT
Fidelity Service Co.
Boston, MA
CUSTODIAN
The Bank of New York
New York, NY
FIDELITY'S TAXABLE BOND FUNDS
Capital & Income
Ginnie Mae
Global Bond
Government Securities
Intermediate Bond
Investment Grade Bond
Mortgage Securities
New Markets Income
Short-Intermediate Government
Short-Term Bond
Short-Term World Income
Spartan(Registered trademark) Ginnie Mae
Spartan Government Income
Spartan High Income
Spartan Investment Grade Bond
Spartan Limited Maturity Government
Spartan Long-Term Government Bond
Spartan Short-Intermediate Government
Spartan Short-Term Income
THE FIDELITY TELEPHONE CONNECTION
MUTUAL FUND 24-HOUR SERVICE
Account Balances  1-800-544-7544
Exchanges/Redemptions  1-800-544-7777
Mutual Fund Quotes   1-800-544-8544
Account Assistance 1-800-544-6666
Product Information 1-800-544-8888
Retirement Accounts 1-800-544-4774
 (8 a.m. - 9 p.m.)
TDD Service 1-800-544-0118
 for the deaf and hearing impaired
 (9 a.m. - 9 p.m. Eastern time)
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Spartan Government Income Fund
Spartan Long-Term Government Bond Fund
Pro Forma Combining Statement of Operations
Year Ended October 31, 1995
(Unaudited)

  Government Long-Term  Pro Forma Pro Forma
  Income Government Combined Adjustments Combined
Interest Income $18,180,782 $5,696,930 $23,877,712 $
$23,877,712
Expenses
Management fee 1,563,795 488,940 2,052,735 (153,910)B 1,898,825
Non-interested trustees' compensation 1,027 323 1,350  1,350
Interest expense 0 3,595    3,595  3,595
 Total expenses before reductions 1,564,822 492,858 2,057,680 (153,910)
1,903,770
Net investment income 16,615,960 5,204,072 21,820,032  153,910 21,973,942
Realized and Unrealized Gain (Loss)
Net realized gain (loss) on:
 Investment securities (1,380,363) 2,258,676 878,313  878,313
 Foreign currency transactions 0  (59,415) (59,415)  (59,415)
 Futures contracts (79,969) 0 (79,969)  (79,969)
Change in net unrealized apprecation (depreciation) on:
 Investment securities 19,747,641 10,595,963 30,343,604  30,343,604
 Futures contracts 30,734 0 30,734  30,734
 Delayed delivery commitments (18,725) 0 (18,725)  (18,725)
Net Gain (Loss) 18,299,318 12,795,224 31,094,542 0 31,094,542
Net increase in net assets resulting
 from operations $34,915,278 $17,999,296 $52,914,574 $153,910 $53,068,484
See accompanying notes to Pro Forma Combining Financial Statements Spartan Government Income Fund and
Spartan Long-Term Government Bond Fund
Pro Forma Combining Schedule of Investments October 31, 1995
 (Unaudited)
  Principal Amount   Value

  Government Long-Term  Government Long-Term
  Income Government Combined Income  Government Combined
U.S. Government & Government Agency Obligations
U.S. Treasury Obligations
8%, 10/15/96 $11,907,000 $              0 $11,907,000 $12,165,620 $
     0 $12,165,620
4 3/8%, 11/15/96 4,340,000 0 4,340,000 4,287,095 0 4,287,095
7 1/4%, 11/15/96 860,000 0 860,000 873,975 0 873,975
8 1/2%, 5/15/97 11,949,000 0 11,949,000 12,449,305 0 12,449,305
9 1/4%, 8/15/98 3,580,000 0 3,580,000 3,902,200 0 3,902,200
5 1/8%, 12/31/98 1,965,000 0 1,965,000 1,931,226 0 1,931,226
7 3/4%, 12/31/99 5,600,000 0 5,600,000 5,996,368 0 5,996,368
11 7/8%, 11/15/03 3,595,000 0 3,595,000 4,922,885 0 4,922,885
11 3/4%, 2/15/10 4,080,000 3,560,000 7,640,000 5,694,782 4,968,977
10,663,759
12 3/4%, 11/15/10 7,290,000 110,000 7,400,000 10,857,507 163,831 11,021,338
9%, 11/15/18 23,470,000 1,495,000 24,965,000 30,653,932 1,952,605
32,606,537
8 7/8%, 2/15/19 15,000,000 0 15,000,000 19,382,850 0 19,382,850
8 1/8%, 8/15/19 2,205,000 0 2,205,000 2,654,269 0 2,654,269
8 3/4%, 8/15/20 0 58,290,000 58,290,000 0 74,802,391 74,802,391
12%, 8/15/23 7,200,000 4,700,000 11,900,000 10,801,152 7,050,752 17,851,904
     126,573,166 88,938,556 215,511,722
U.S. Government Agency Obligations
Federal Agricultural
 Mortgage Corp. 7.01%, 2/10/05 700,000 0 700,000 737,429 0 737,429
Federal Farm Credit Bank:
 6.56%, 8/5/02 455,000 0 455,000 464,555 0 464,555
 6.20%, 9/23/02 650,000 0 650,000 650,910 0 650,910
 6.40%, 10/3/02 200,000 0 200,000 202,400 0 202,400
Federal Home Loan Bank:
 4.78%, 2/10/97 (callable) 310,000 0 310,000 305,713 0 305,713
 5.40%, 8/3/98 (callable) 2,500,000 0 2,500,000 2,461,750 0 2,461,750
 5.92%, 3/18/99 450,000 0 450,000 449,861 0 449,861
 6.37%, 6/30/03 310,000 0 310,000 312,870 0 312,870
Federal National Mortgage Association:
 6.52%, 9/15/97 11,000,000 0 11,000,000 11,143,946 0 11,143,946
 3%, 7/13/98 450,000 0 450,000 456,258 0 456,258
 0%, 11/30/99 606,000 0 606,000 474,195 0 474,195
 7.40%, 7/1/04 230,000 0 230,000 245,939 0 245,939
 8.28%, 1/10/25 0 1,000,000 1,000,000 0 1,191,780 1,191,780
Financing Corp. 10.70%, 10/6/17 0 430,000 430,000 0 624,308 624,308
Government Trust Certificates (assets of the Trust guaranteed by U.S.
 government through Defense Security Assistance Agency):
 Class 3-B, 8.55%, 11/15/97 532,184 0 532,184 541,801 0 541,801
 Class 1-C, 9 1/4%, 11/15/01 2,983,000 0 2,983,000 3,281,837 0 3,281,837
 Class 2-E, 9.40%, 5/15/02 190,000 0 190,000 209,897 0 209,897
 Class T-2, 9 5/8%, 5/15/02 2,621,000 0 2,621,000 2,894,580 0 2,894,580
Government Trust Certificates Series 1995-A (assets of Trust guaranteed by
 U.S. Government through Export-Import Bank)
 Series:
 1994-C, 6.61%, 9/15/99 147,496 0 147,496 149,253 0 149,253
 1995-A, 6.28%, 6/15/04 870,000 0 870,000 871,044 0 871,044
 1992-A, 7.02%, 9/1/04 801,000 0 801,000 825,629 0 825,629
 1994-F, 8.178%, 12/15/04 13,051,907 0 13,051,907 13,943,666 0 13,943,666
Private Export Funding Corp.:
 secured notes, Series CC,
  9 1/2%, 3/31/99  260,000 0 260,000 287,539 0 287,539
 5 3/4%, 4/30/98 515,000 0 515,000 513,209 0 513,209
 6.90%, 1/31/03 90,000 0 90,000 93,366 0 93,366
 5.65%, 3/15/03 667,500 0 667,500 658,489 0 658,489
 8 3/4%, 6/30/03 880,000 0 880,000 1,011,484 0 1,011,484
 5.80%, 2/1/04 120,000 0 120,000 117,540 0 117,540
 6.86%, 4/30/04 294,300 0 294,300 300,489 0 300,489
State of Israel (guaranteed by U.S. Government through Agency for
 International Development):
 5 1/4%, 3/15/98 410,000 0 410,000 405,002 0 405,002
 4 7/8%, 9/15/98 1,060,000 0 1,060,000 1,033,500 0 1,033,500
 5 3/4%, 3/15/00 690,000 0 690,000 682,672 0 682,672
 8%, 11/15/01 6,190,000 0 6,190,000 6,753,909 0 6,753,909
 6 1/4%, 8/15/02 2,170,000 0 2,170,000 2,185,722 0 2,185,722
 6 1/8%, 3/15/03 1,200,000 0 1,200,000 1,193,256 0 1,193,256
 8 1/2%, 4/1/06 1,590,000 0 1,590,000 1,784,282 0 1,784,282
Student Loan Marketing Association:
 7.56%, 12/9/96 200,000 0 200,000 203,719 0 203,719
 8.14%, 10/15/03 650,000 0 650,000 717,641 0 717,641
Twelve Federal Land
 Banks 7.95%, 10/21/96 290,000 0 290,000 295,800 0 295,800
     58,861,152 1,816,088 60,677,240
TOTAL U.S. GOVERNMENT & GOVERNMENT
 AGENCY OBLIGATIONS    185,434,318 90,754,644 276,188,962
U.S. GOVERNMENT AGENCY - MORTGAGE-BACKED SECURITIES
Federal Home Loan Mortgage Corporation
6 1/2%, 5/1/08 1,087,111 0 1,087,111 1,078,957 0 1,078,957
7 1/2%, 6/1/07 815,564 0 815,564 836,760 0 836,760
9%, 8/1/08 to 4/1/20 2,337,822 0 2,337,822 2,468,277 0 2,468,277
9 1/2%, 6/1/09 to 8/1/24 13,425,017 0 13,425,017 14,227,808 0 14,227,808
10%, 7/1/09 to 2/1/21 3,782,815 0 3,782,815 4,123,334 0 4,123,334
10 1/2%, 10/1/15 to 1/1/16 142,211 0 142,211 155,538 0 155,538
12%, 9/1/03 to 12/1/15 213,327 0 213,327 240,130 0 240,130
12 1/4%, 3/1/11 to 7/1/14 625,924 0 625,924 704,703 0 704,703
12 1/2%, 2/1/14 to 6/1/19 1,176,156 0 1,176,156 1,352,342 0 1,352,342
13%, 8/1/10 to 6/1/15 454,831 0 454,831 528,171 0 528,171
13 1/2%, 10/1/11 1,165 0 1,165 1,376 0 1,376
     25,717,396 0 25,717,396
Federal National Mortgage Association
6.345%, 3/1/99 1,797,815 0 1,797,815 1,807,366 0 1,807,366
6 1/2%, 2/1/10 to 1/1/24 1,290,757 0 1,290,757 1,289,118 0 1,289,118
7%, 11/1/06 518,544 0 518,544 525,820 0 525,820
8 1/4%, 12/1/01 1,986,523 0 1,986,523 2,125,580 0 2,125,580
11%, 8/1/10 993,517 0 993,517 1,105,496 0 1,105,496
11 1/4%, 5/1/14 416,369 0 416,369 463,922 0 463,922
12 1/2%, 3/1/16 139,607 0 139,607 161,813 0 161,813
13%, 9/1/13 92,793 0 92,793 108,654 0 108,654
13 1/2%, 10/1/11 266,591 0 266,591 314,756 0 314,756
     7,902,525 0 7,902,525
Government National Mortgage Association
8 1/2%, 1/15/06 to 7/15/08 243,139 0 243,139 255,813 0 255,813
9 1/2%, 6/15/09 to 11/1509 1,094,879 0 1,094,879 1,183,277 0 1,183,277
10%, 1/15/16 4,729 0 4,729 5,185 0 5,185
11%, 4/15/13 to 6/15/13 67,169 0 67,169 75,280 0 75,280
11 1/2%, 4/15/10 to 4/15/13 96,507 0 96,507 109,278 0 109,278
13 1/2%, 7/15/11 86,559 0 86,559 103,357 0 103,357
     1,732,190 0 1,732,190
TOTAL U.S. GOVERNMENT AGENCY -
 MORTGAGE-BACKED SECURITIES    35,352,111 0 35,352,111
COLLATERALIZED MORTGAGE OBLIGATIONS
Private Sponsor
DLJ Acceptance Trust planned amortization class, Series 1989,
 Class1-F, 11%, 8/1/19 369,666 0 369,666 405,709 0 405,709
U.S. Government Agency
Federal Home Loan Mortgage Corporation:
 planned amortization class:
 Series 1417-C, 5 3/8%, 6/15/01 1,242,300 0 1,242,300 1,233,371 0 1,233,371
 Series 1485-C, 5%, 9/15/01 1,800,000 0 1,800,000 1,772,719 0 1,772,719
 Series 1515-D, 6%, 9/15/05 4,000,000 0 4,000,000 3,940,000 0 3,940,000
 sequential pay Series 1353,
 Class A, 5 1/2%, 11/15/04  1,177,959 0 177,959 174,789 0 174,789
 Series 1993:
 Class 72-B, 5%, 1/25/02 1,372,308 0 1,372,308 1,354,715 0 1,354,715
 Class 135-PC, 5 1/2%, 7/25/02 1,970,000 0 1,970,000 1,940,450 0 1,940,450
Federal National Mortgage Association, planned amortization class:
 Series 1992, Class 193-D,
 5 3/4%, 12/25/01  3,900,000 0 3,900,000 3,875,625 0 3,875,625
 Series 1993-28, Class PD,
 5 1/4%, 10/25/01 1,000,000 0 1,000,000 988,438 0 988,438
 Series 1994-M3, Class A,
 7.71%, 4/1/06 4,237,581 0 4,237,581 4,383,248 0 4,383,248
     19,663,355 0 19,663,355
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS 20,069,064 0 20,069,064 REPURCHASE AGREEMENTS
  Maturity Amount
Investments in repurchase agreement, (U.S. Treasury obligations)
 in a joint trading account at 5.88%,
 dated 10/31/95 due 11/1/95  2,056,336 0 2,056,336 2,056,000 0 2,056,000
TOTAL INVESTMENT IN SECURITIES    $242,911,493 $90,754,644 $333,666,137
Spartan Government Income Fund
 Spartan Long-Term Government Bond Fund
Pro Forma Combining Statement of Assets and Liabilities as of October 31, 1995
(Unaudited)

  Government Long-Term  Pro Forma Pro Forma
  Income Government Combined Adjustments Combined
Assets
Investment in securities, at value
 - See accompanying schedule $242,911,493 $90,754,644 $333,666,137
$333,666,137
Cash 182,834 663,630 846,464  846,464
Receivable for investments sold 9,850,967 0 9,850,967  9,850,967
Interest receivable 4,906,998 1,369,513 6,276,511  6,276,511
 Total assets 257,852,292 92,787,787 350,640,079  350,640,079
Liabilities
Payable for investments purchased 11,850,779 0 11,850,779  11,850,779
Dividends payable 208,262 0 208,262  208,262
Accrued management fee 132,272 48,521 180,793  180,793
 Total liabilities 12,191,313 48,521 12,239,834  12,239,834
Net Assets $245,660,979 $92,739,266 $338,400,245  $338,400,245
Net Assets consist of:
Paid in capital $252,691,679 $85,954,017 $338,645,696  $338,645,696
Undistributed net investment income (1,191,845) 729,866 (461,979)
(461,979)
Accumulated net realized gain (loss) on
 investments (16,159,832) (1,837,624) (17,997,456)  (17,997,456)
Net unrealized appreciation (depreciation) on
 investments 10,320,977 7,893,007 18,213,984  18,213,984
Net Assets $245,660,979 $92,739,266 $338,400,245  $338,400,245
Net Asset Value
Net Assets $245,660,979 $92,739,266 $338,400,245  $338,400,245
Offering price and redemption price
 per share $10.43 $12.14 $10.85  $10.43
Shares outstanding 23,561,908 7,637,201 31,199,109 1,254,387A 32,453,496
See accompanying notes to Pro Forma Combining Financial Statements
Spartan Government Income Fund
Spartan Long-Term Government Bond Fund
Notes to Pro Forma Combining Financial Statements
(Unaudited)
 The accompanying unaudited Pro Forma Combining Schedule of Investments and Statement of Assets and Liabilities as of October 31, 1995 and the unaudited Pro Forma Combining Statement of Operations for the year ended October 31, 1995 are intended to present the financial condition and related results of operations of Spartan Government Income Fund (Government Income) as if the reorganization with Spartan Long-Term Government Bond Fund (Long-Term Government) had been consummated at October 31, 1995.
 The pro forma adjustments to these pro forma financial statements are comprised of:
(A) Increase in shares outstanding of Government Income to reflect the conversion of the Long-Term Government shares as of October 31, 1995.
(B) Decrease in management fee to reflect a voluntary reduction by FMR of its fee from 0.65% to 0.60% applied to the combined fund's average net assets.
 The unaudited pro forma combining statements should be read in conjunction with the separate semiannual unaudited financial statements as of October 31, 1995 and the separate annual audited financial statements as of April 30, 1995 for Government Income and the separate semiannual unaudited financial statements as of July 31, 1995 and the separate annual audited financial statements as of January 31, 1995 for Long-Term Government which are incorporated by reference in the Statement of Additional Information to this Proxy and Prospectus.
PART C. OTHER INFORMATION
Item 15. Indemnification
 Article XI, Section 2 of the Declaration of Trust sets forth the reasonable and fair means for determining whether indemnification shall be provided to any past or present Trustee or officer. It states that the Registrant shall indemnify any present or past Trustee or officer to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any claim, action, suit, or proceeding in which he is involved by virtue of his service as a Trustee, an officer, or both. Additionally, amounts paid or incurred in settlement of such matters are covered by this indemnification. Indemnification will not be provided in certain circumstances, however. These include instances of willful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the particular office involved.
 Pursuant to Section 11 of the Distribution Agreement, the Registrant agrees to indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense arising by reason of any person acquiring any shares, based upon the ground that the registration statement, Prospectus, Statement of Additional Information, shareholder reports or other information filed or made public by the Registrant included a materially misleading statement or omission. However, the Registrant does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant by or on behalf of the Distributor. The Registrant does not agree to indemnify the parties against any liability to which they would be subject by reason of willful misfeasance, bad faith, gross negligence, and reckless disregard of the obligations and duties under the Distribution Agreement.
 Pursuant to the agreement by which Fidelity Service Company ("Service") is appointed sub-transfer agent, the Transfer Agent agrees to indemnify Service for its losses, claims, damages, liabilities and expenses to the extent the Transfer Agent is entitled to and receives indemnification from the Registrant for the same events. Under the Transfer Agency Agreement, the Registrant agrees to indemnify and hold the Transfer Agent harmless against any losses, claims, damages, liabilities, or expenses resulting from:
 (1) any claim, demand, action or suit brought by any person other than the Registrant, which names the Transfer Agent and/or the Registrant as a party and is not based on and does not result from the Transfer Agent's willful misfeasance, bad faith, negligence or reckless disregard of its duties, and arises out of or in connection with the Transfer Agent's performance under the Transfer Agency Agreement; or
 (2) any claim, demand, action or suit (except to the extent contributed to by the Transfer Agent's willful misfeasance, bad faith, negligence or reckless disregard of its duties) which results from the negligence of the Registrant, or from the Transfer Agent's acting upon any instruction(s) reasonably believed by it to have been executed or communicated by any person duly authorized by the Registrant, or as a result of the Transfer Agent's acting in reliance upon advice reasonably believed by the Transfer Agent to have been given by counsel for the Registrant, or as a result of the Transfer Agent's acting in reliance upon any instrument or stock certificate reasonably believed by it to have been genuine and signed, countersigned or executed by the proper person.
Item 16. Exhibits
(1) An Amended and Restated Declaration of Trust, dated March 17, 1994, is incorporated herein by reference to Exhibit 1 to Post-Effective Amendment No. 83.
(2) By-laws of the Trust, as amended, are incorporated herein by reference to Exhibit 2(a) to Fidelity Union Street Trust's (File No. 2-50318) Post-Effective Amendment No. 87.
(3) Not applicable.
(4) Agreement and Plan of Reorganization among Fidelity Devonshire Street Trust, Spartan Long-Term Government Bond Fund, Fidelity Fixed Income Trust, Spartan Government Income Fund, and Fidelity Management & Research Company is filed herein as Exhibit 1 to the Proxy Statement and Prospectus.
(5) Not applicable.
(6)(a) Management Contract, dated November 1, 1993, between Fidelity Short-Term Bond Portfolio and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(a) to Post-Effective Amendment No. 71.
     (b) Management Contract, dated November 1, 1993, between Fidelity Investment Grade Bond Fund and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(b) to Post-Effective Amendment No. 71.
    (c) Management Contract, dated November 1, 1989, between Spartan Government Fund (currently known as Spartan Government Income Fund) and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(c) to Post-Effective Amendment No. 74.
    (d) Management Contract, dated November 1, 1993, between Spartan High Income Fund and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(d) to Post-Effective Amendment No. 74.
    (e) Management Contract, dated November 19, 1992, between Spartan Short-Intermediate Government Fund and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(e) to Post-Effective Amendment No. 74.
    (f) Sub-Advisory Agreement, dated November 1, 1989, between Fidelity Management & Research Company and Fidelity Management & Research (U.K.) on behalf of Fidelity Short-Term Bond Portfolio is incorporated herein by reference to Exhibit 5(f) to Post-Effective Amendment No. 74.
    (g) Sub-Advisory Agreement, dated November 1, 1989, between Fidelity Management & Research Company and Fidelity Management & Research (Far East) on behalf of Fidelity Short-Term Bond Portfolio is incorporated herein by reference to Exhibit 5(g) to Post-Effective Amendment No. 74.
    (h) Sub-Advisory Agreement, dated November 1, 1989, between Fidelity Management & Research Company and Fidelity Management & Research (U.K.) on behalf of Fidelity Flexible Bond Portfolio is incorporated herein by reference to Exhibit 5(h) to Post-Effective Amendment No. 74.
    (i) Sub-Advisory Agreement, dated November 1, 1989, between Fidelity Management & Research Company and Fidelity Management & Research (Far East) on behalf of Fidelity Flexible Bond Portfolio is incorporated herein by reference to Exhibit 5(i) to Post-Effective Amendment No. 74.
    (j) Sub-Advisory Agreement, dated November 1, 1993, between Fidelity Management & Research Company and Fidelity Management & Research (U.K.) on behalf of Spartan High Income Fund is incorporated herein by reference to
Exhibit 5(j) to Post-Effective Amendment No. 74.
    (k) Sub-Advisory Agreement, dated November 1, 1993, between Fidelity Management & Research Company and Fidelity Management & Research (Far East) on behalf of Spartan High Income Fund is incorporated herein by reference to Exhibit 5(k) to Post-Effective Amendment No. 74.
(7)(a) General Distribution Agreement, dated April 1, 1987, between Fidelity Flexible Bond Portfolio and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(a) to Post-Effective Amendment No. 74.
    (b) Amendment, dated January 1, 1988, to General Distribution Agreement between Fidelity Flexible Bond Portfolio and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(b) to Post-Effective Amendment No. 74.
    (c) General Distribution Agreement, dated April 1, 1987, between Fidelity Short-Term Bond Portfolio and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No. 74.
    (d) Amendment, dated January 1, 1988, to General Distribution Agreement between Fidelity Short-Term Bond Portfolio and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(d) to Post-Effective Amendment No. 74.
    (e) General Distribution Agreement, dated November 7, 1988, between Spartan Government Fund (currently known as Spartan Government Income Fund) and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(e) to Post-Effective Amendment No. 74.
    (f) General Distribution Agreement, dated July 19, 1989, between Spartan High Income Fund and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(f) to Post-Effective Amendment No. 74.
    (g) Amendment, dated May 10, 1994, to General Distribution Agreement between Spartan High Income Fund and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(g) to Post-Effective Amendment No. 74.
    (h) Form of General Distribution Agreement between Spartan Short-Intermediate Government Fund and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(g) to Post-Effective Amendment No. 64.
(8) Retirement Plan for Non-Interested Person Trustees, Directors, or General Partners is incorporated herein by reference to Exhibit 7 to Fidelity Union Street Trust's Post Effective Amendment No. 87 (File No. 2-50318).
(9)(a) Custodian Agreement, Appendix A, and Appendix C, dated December 1, 1994, between the Bank of New York and Fidelity Fixed-Income Trust on behalf of Fidelity Investment Grade Bond Fund, Spartan Government Income Fund, Fidelity Short-Term Bond Portfolio, Spartan High Income Fund, and Spartan Short-Intermediate Government Fund, is incorporated herein by reference to Exhibit 8(a) to Fidelity Hereford Street Trust's Post-Effective Amendment No. 4 (File No. 33-52577).
    (b) Appendix B, dated April 20, 1995, to the Custodian Agreement, dated December 1, 1994, between The Bank of New York and Fidelity Fixed-Income Trust on behalf of Fidelity Investment Grade Bond Fund, Spartan Government Income Fund, Fidelity Short-Term Bond Portfolio, Spartan High Income Fund, and Spartan Short-Intermediate Government Fund, is incorporated herein by reference to Exhibit 8(b) to Fidelity Hereford Street Trust's Post-Effective Amendment No. 5 (File No. 33-52577).
(10)(a) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Short-Term Bond Portfolio is incorporated herein by reference to Exhibit 15(a) to Post-Effective Amendment No. 74.
      (b) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Flexible Bond Portfolio is incorporated herein by reference to Exhibit 15(b) to Post-Effective Amendment No. 74.
      (c) Distribution and Service Plan pursuant to Rule 12b-1 for Spartan High Income Fund is incorporated herein by reference to Exhibit 15(c) to Post-Effective Amendment No. 74.
      (d) Distribution and Service Plan pursuant to Rule 12b-1 for Spartan Government Fund is incorporated herein by reference to Exhibit 15(d) to Post-Effective Amendment No. 74.
      (e) Distribution and Service Plan pursuant to Rule 12b-1 for Spartan Short-Intermediate Government Fund is incorporated herein by reference to
Exhibit 15(e) to Post-Effective Amendment No. 74.
(11) Opinion and Consent of Kirkpatrick & Lockhart LLP as to the legality of shares being registered is filed herein as Exhibit 11.
(12) Opinion and Consent of Kirkpatrick & Lockhart LLP as to tax matters in connection with the reorganization of Spartan Long-Term Government Fund is filed herein as Exhibit 12.
(13) Not applicable.
(14) Consent of Coopers & Lybrand, L.L.P. is filed herein as Exhibit 14.
(15) Not applicable.
(16) Not applicable.
(17) Rule 24f-2 Notice for Registrant's most recent fiscal year ended April 30, 1995 is filed herein as Exhibit 17.
Item 17. Undertakings
 (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
 (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each Post-Effective Amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and the Commonwealth of Massachusetts, on the 30th day of January 1996.
      FIDELITY FIXED-INCOME TRUST
      By /s/Edward C. Johnson 3d (dagger)
        Edward C. Johnson 3d, President
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
     (Signature)    (Title)   (Date)


/s/Edward C. Johnson 3d(dagger)   President and Trustee           January 30, 1996

    Edward C. Johnson 3d          (Principal Executive Officer)




/s/Kenneth A. Rathgeber     Treasurer   January 30, 1996

    Kenneth A. Rathgeber

/s/J. Gary Burkhead    Trustee   January 30, 1996

    J. Gary Burkhead


/s/Ralph F. Cox              *   Trustee   January 30, 1996

   Ralph F. Cox


/s/Phyllis Burke Davis   *   Trustee   January 30, 1996

    Phyllis Burke Davis


/s/Richard J. Flynn         *   Trustee   January 30, 1996

    Richard J. Flynn


/s/E. Bradley Jones         *   Trustee   January 30, 1996

    E. Bradley Jones


/s/Donald J. Kirk             *   Trustee   January 30, 1996

    Donald J. Kirk


/s/Peter S. Lynch             *   Trustee   January 30, 1996

    Peter S. Lynch


/s/Edward H. Malone      *   Trustee   January 30, 1996

   Edward H. Malone


/s/Marvin L. Mann_____*    Trustee   January 30, 1996

   Marvin L. Mann

/s/Gerald C. McDonough*   Trustee   January 30, 1996

    Gerald C. McDonough

/s/Thomas R. Williams    *   Trustee   January 30, 1996

   Thomas R. Williams

(dagger) Signatures affixed by J. Gary Burkhead pursuant to a power of attorney dated December 15, 1994 and filed herewith.
* Signature affixed by Robert C. Hacker pursuant to a power of attorney dated December 15, 1994 and filed herewith.
POWER OF ATTORNEY
 We, the undersigned Directors, Trustees or General Partners, as the case may be, of the following investment companies:

Fidelity Advisor Annuity Fund         Fidelity Income Fund
Fidelity Advisor Series I             Fidelity Institutional Trust
Fidelity Advisor Series II            Fidelity Investment Trust
Fidelity Advisor Series III           Fidelity Magellan Fund
Fidelity Advisor Series IV            Fidelity Massachusetts Municipal Trust
Fidelity Advisor Series V             Fidelity Mt. Vernon Street Trust
Fidelity Advisor Series VI            Fidelity Municipal Trust
Fidelity Advisor Series VII           Fidelity New York Municipal Trust
Fidelity Advisor Series VIII          Fidelity Puritan Trust
Fidelity California Municipal Trust   Fidelity School Street Trust
Fidelity Capital Trust                Fidelity Securities Fund
Fidelity Charles Street Trust         Fidelity Select Portfolios
Fidelity Commonwealth Trust           Fidelity Sterling Performance Portfolio, L.P.
Fidelity Congress Street Fund         Fidelity Summer Street Trust
Fidelity Contrafund                   Fidelity Trend Fund
Fidelity Corporate Trust              Fidelity U.S. Investments-Bond Fund, L.P.
Fidelity Court Street Trust           Fidelity U.S. Investments-Government Securities
Fidelity Deutsche Mark Performance       Fund, L.P.
  Portfolio, L.P.                     Fidelity Union Street Trust
Fidelity Devonshire Trust             Fidelity Yen Performance Portfolio, L.P.
Fidelity Exchange Fund                Spartan U.S. Treasury Money Market
Fidelity Financial Trust                 Fund
Fidelity Fixed-Income Trust           Variable Insurance Products Fund
Fidelity Government Securities Fund   Variable Insurance Products Fund II
Fidelity Hastings Street Trust


plus any other investment company for which Fidelity Management & Research Company acts as investment adviser and for which the undersigned individuals serve as Board Members (collectively, the "Funds"), hereby severally constitute and appoint Arthur J. Brown, Arthur C. Delibert, Robert C. Hacker, Richard M. Phillips, Dana L. Platt and Stephanie A. Djinis, each of them singly, our true and lawful attorneys-in-fact, with full power of substitution, and with full power to each of them, to sign for us and in our names in the appropriate capacities, all Pre-Effective Amendments to any Registration Statements of the Funds, any and all subsequent Post-Effective Amendments to said Registration Statements, any Registration Statements on Form N-14, and any supplements or other instruments in connection therewith, and generally to do all such things in our names and behalf in connection therewith as said attorneys-in-fact deem necessary or appropriate, to comply with the provisions of the Securities Act of 1933 and Investment Company Act of 1940, and all related requirements of the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes may do or cause to be done by virtue hereof.
 WITNESS our hands on this fifteenth day of December, 1994.
/s/Edward C. Johnson 3d         /s/Donald J. Kirk

Edward C. Johnson 3d            Donald J. Kirk





/s/J. Gary Burkhead             /s/Peter S. Lynch

J. Gary Burkhead                Peter S. Lynch





/s/Ralph F. Cox                 /s/Marvin L. Mann

Ralph F. Cox                    Marvin L. Mann





/s/Phyllis Burke Davis          /s/Edward H. Malone

Phyllis Burke Davis             Edward H. Malone





/s/Richard J. Flynn             /s/Gerald C. McDonough

Richard J. Flynn                Gerald C. McDonough





/s/E. Bradley Jones             /s/Thomas R. Williams

E. Bradley Jones                Thomas R. Williams

POWER OF ATTORNEY
 I, the undersigned President and Director, Trustee or General Partner, as the case may be, of the following investment companies:

Fidelity Advisor Annuity Fund         Fidelity Institutional Trust
Fidelity Advisor Series I             Fidelity Investment Trust
Fidelity Advisor Series II            Fidelity Magellan Fund
Fidelity Advisor Series III           Fidelity Massachusetts Municipal Trust
Fidelity Advisor Series IV            Fidelity Money Market Trust
Fidelity Advisor Series V             Fidelity Mt. Vernon Street Trust
Fidelity Advisor Series VI            Fidelity Municipal Trust
Fidelity Advisor Series VII           Fidelity New York Municipal Trust
Fidelity Advisor Series VIII          Fidelity Puritan Trust
Fidelity California Municipal Trust   Fidelity School Street Trust
Fidelity Capital Trust                Fidelity Securities Fund
Fidelity Charles Street Trust         Fidelity Select Portfolios
Fidelity Commonwealth Trust           Fidelity Sterling Performance Portfolio, L.P.
Fidelity Congress Street Fund         Fidelity Summer Street Trust
Fidelity Contrafund                   Fidelity Trend Fund
Fidelity Corporate Trust              Fidelity U.S. Investments-Bond Fund, L.P.
Fidelity Court Street Trust           Fidelity U.S. Investments-Government Securities
Fidelity Destiny Portfolios              Fund, L.P.
Fidelity Deutsche Mark Performance    Fidelity Union Street Trust
  Portfolio, L.P.                     Fidelity Yen Performance Portfolio, L.P.
Fidelity Devonshire Trust             Spartan U.S. Treasury Money Market
Fidelity Exchange Fund                   Fund
Fidelity Financial Trust              Variable Insurance Products Fund
Fidelity Fixed-Income Trust           Variable Insurance Products Fund II
Fidelity Government Securities Fund
Fidelity Hastings Street Trust
Fidelity Income Fund


plus any other investment company for which Fidelity Management & Research Company acts as investment adviser and for which the undersigned individual serves as President and Board Member (collectively, the "Funds"), hereby severally constitute and appoint J. Gary Burkhead, my true and lawful attorney-in-fact, with full power of substitution, and with full power to sign for me and in my name in the appropriate capacity, all Pre-Effective Amendments to any Registration Statements of the Funds, any and all subsequent Post-Effective Amendments to said Registration Statements, any Registration Statements on Form N-14, and any supplements or other instruments in connection therewith, and generally to do all such things in my name and behalf in connection therewith as said attorney-in-fact deem necessary or appropriate, to comply with the provisions of the Securities Act of 1933 and Investment Company Act of 1940, and all related requirements of the Securities and Exchange Commission. I hereby ratify and confirm all that said attorneys-in-fact or their substitutes may do or cause to be done by virtue hereof.
 WITNESS my hand on the date set forth below.
/s/Edward C. Johnson 3d   December 15, 1994

Edward C. Johnson 3d